As confidentially submitted to the Securities and Exchange Commission on November 22, 2023.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

–––––––––––––––––––––––––––––––––––

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

–––––––––––––––––––––––––––––––––––

PicS Ltd.
(Exact Name of Registrant as Specified in its Charter)

–––––––––––––––––––––––––––––––––––

The Cayman Islands	7389	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Avenida Manuel Bandeira, 291
Block A, 2nd floor
São Paulo — SP, 05317-020, Brazil
+55 (11) 97723-1925
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

–––––––––––––––––––––––––––––––––––

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(212) 947-7200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

–––––––––––––––––––––––––––––––––––

Copies to:
Donald Baker John Guzman Karen Katri White & Case LLP Avenida Brigadeiro Faria Lima, 2,277 — 4th Floor São Paulo — SP 01452-000, Brazil +55 (11) 3147-5600		Manuel Garciadiaz Drew Glover Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

–––––––––––––––––––––––––––––––––––

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED             , 2024

PRELIMINARY PROSPECTUS

Class A Common Shares

PicS Ltd.

(incorporated in the Cayman Islands)

––––––––––––––––––––––––––––––––––––––

This is an initial public offering of the Class A common shares, US$0.01 par value per share, of PicS Ltd. We are offering              Class A common shares in this offering.

Prior to this offering, there has been no public market for our Class A common shares. It is currently estimated that the initial public offering price per Class A common share will be between US$             and US$            . We intend to apply to list our Class A common shares on the Nasdaq Global Select Market, or “Nasdaq,” under the symbol “PICS.” We will not seek a listing for our Class B common shares on Nasdaq or on any other exchange.

Upon consummation of this offering, we will have two classes of shares: our Class A common shares and our Class B common shares. Our Class B common shares will carry rights that are identical to the Class A common shares being sold in this offering, except that: (1) holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) our Class B common shares have certain conversion rights; and (3) holders of our Class B common shares are entitled to maintain a proportional ownership interest in the event that we issue additional Class A common shares. For further information, see “Description of Share Capital.” J&F Participações S.A., or “J&F Participações,” will beneficially own 100% of our Class B common shares, which will represent approximately       % of the combined voting power of our outstanding share capital following this offering, assuming no exercise of the underwriters’ option to purchase additional shares. Accordingly, we expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. J&F Participações is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista. For more information about our corporate structure immediately following this offering, see “Summary — Our Corporate Structure.”

We are an “emerging growth company” under the U.S. federal securities laws as that term is used in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company disclosure and reporting requirements. Investing in our Class A common shares involves risks. See “Risk Factors” beginning on page 30 of this prospectus.

–––––––––––––––––––––––––––––––––––

	Per Class A common share	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

____________

(1)       See “Underwriting” for a description of all compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to             additional Class A common shares to cover the underwriters’ option to purchase additional shares, if any, at the initial public offering price, less underwriting discounts and commissions.

Neither the U.S. Securities and Exchange Commission, or the “SEC,” nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Class A common shares against payment in New York, New York on or about            , 2024.

–––––––––––––––––––––––––––––––––––

Global Coordinator

Citigroup

–––––––––––––––––––––––––––––––––––

The date of this prospectus is             , 2024.

None of us, or the underwriters, or any of their respective agents, have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. None of us, or the underwriters, or any of their respective agents, take responsibility for, and can provide any assurance as to the reliability of, any other information that others may give you. None of us, or the underwriters, or any of their respective agents, have authorized any other person to provide you with different or additional information. None of us, or the underwriters, or any of their respective agents, are making an offer to sell the Class A common shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A common shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside the United States: None of us, or the underwriters, or any of their respective agents, have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus or any such free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Class A common shares and the distribution of this prospectus or any such free writing prospectus outside the United States and in their jurisdiction.

i

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “PicS”, “PicPay,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to PicS Ltd., a Cayman Islands exempted company with limited liability, together with its consolidated subsidiaries, including its indirect subsidiaries PicPay Brazil and PicPay Bank and their respective subsidiaries; (2) “PicPay Brazil” are to PicPay Instituição de Pagamentos S.A., a privately-held company (sociedade anômina fechada) incorporated in Brazil, and its consolidated subsidiaries; and (3) “PicPay Bank” are to PicPay Bank — Banco Múltiplo S.A. (formerly known as Banco Original de Agronegócio S.A.), a corporation (sociedade anônima) incorporated in Brazil.

In addition, in this prospectus, except where otherwise indicated or where the context requires otherwise:

•        “AGR Capital” means AGR Capital SP, a private investment fund, organized within a segregated portfolio company in the Cayman Islands. As of the date of this prospectus, AGR Capital directly owns            % of our Class A common shares, 0% of our Class B common shares and            % of our total capital stock. Immediately following the consummation of this offering, AGR Capital will directly own: (1)            % of our Class A common shares, which will represent approximately            % of the combined voting power of our outstanding share capital following this offering (assuming no exercise of the underwriters’ option to purchase additional shares); or (2)            % of our Class A common shares, which will represent approximately            % of the combined voting power of our outstanding share capital following this offering (assuming the underwriters’ option to purchase additional shares is exercised in full). AGR Holdings owns 100% of the shares attributable to AGR Capital.

•        “AGR Holdings” means AGR Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law. Mr. Aguinaldo Gomes Ramos Filho holds 90% of the total capital stock of AGR Holdings. J&F Participações. holds the remaining 10% of the total capital stock of AGR Holdings. Mr. Aguinaldo Gomes Ramos Filho is a nephew of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista (our ultimate controlling shareholders) and a cousin of Mr. José Antonio Batista Costa (our chairman and CEO).

•        “Articles of Association” means PicS’s amended and restated memorandum and articles of association that will be effective prior to the completion of this offering.

•        “Banco Original” means Banco Original S.A., a Brazilian financial institution duly authorized by the Brazilian Central Bank and wholly-owned subsidiary of J&F Participações.

•        “Belami Capital” means Belami Capital SP, a private investment fund, organized within a segregated portfolio company in the Cayman Islands. As of the date of this prospectus, Belami Capital directly owns            % of our Class A common shares, 0% of our Class B common shares and            % of our total capital stock. Immediately following the consummation of this offering, Belami Capital will directly own: (1)            % of our Class A common shares, which will represent approximately            % of the combined voting power of our outstanding share capital following this offering (assuming no exercise of the underwriters’ option to purchase additional shares); or (2)            % of our Class A common shares, which will represent approximately            % of the combined voting power of our outstanding share capital following this offering (assuming the underwriters’ option to purchase additional shares is exercised in full). Belami Holdings owns 100% of the shares attributable to Belami Capital.

•        “Belami Holdings” means Belami Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law. Mr. Anderson Chamon, PicPay Brazil’s co-founder and its vice-president of technology and products, holds 80% of the total capital stock of Belami Holdings. Mr. José Antonio Batista Costa, our chairman and CEO, holds the remaining 20% of the total capital stock of Belami Holdings. For more information about Mr. José Antonio Batista Costa, see “Management.”

•        “BX” or “BX Blue” means BX Negócios Inteligentes Ltda., a limited liability company (sociedade limitada) organized under the laws of Brazil. BX is a wholly-owned subsidiary of Guiabolso.

•        “Class A common shares” means Class A common shares of, par value US$0.01 per Class A common share, whereby each Class A common share confers the right to one vote per share at the general meeting of shareholders.

•        “Class B common shares” means Class B common shares of PicS, par value US$0.01 per Class B common share, whereby each Class B common share confers the right to ten votes per share at the general meeting of shareholders.

•        “Crednovo” means Crednovo Sociedade de Empréstimo entre Pessoas S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil. Crednovo is a wholly-owned subsidiary of PicPay Holding.

•        “FIDC PicPay I” means Fundo de Investimentos em Direitos Creditórios Não-Padronizados PicPay I, a Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios) (FIDC) that began operating in May 2019 in order to facilitate our offering of installment payments to consumers. Currently, 100% of FIDC PicPay I’s senior quotas are held by PicPay Bank and 100% of FIDC PicPay I’s subordinated quotas are held by PicPay Brazil.

•        “Guiabolso” means Guiabolso Finanças Correspondente Bancário e Serviços Ltda., a limited liability company (sociedade limitada) organized under the laws of Brazil. Guiabolso is a wholly-owned subsidiary of PicPay Brazil.

•        “Guiabolso Pagamentos” means Guiabolso Pagamentos Ltda. (formerly known as Just Correspondente Bancário e Serviços Ltda.), a limited liability company (sociedade limitada) organized under the laws of Brazil. Guiabolso Pagamentos is a wholly-owned subsidiary of Guiabolso.

•        “J&F International” means J&F International B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law. As of the date of this prospectus, J&F International directly owns 0% of our Class A common shares, 100% of our Class B common shares and            % of our total capital stock. Immediately following the consummation of this offering, J&F International will directly own 100% of our Class B common shares, which will represent: (1) approximately            % of the combined voting power of our outstanding share capital following this offering (assuming no exercise of the underwriters’ option to purchase additional shares); or (2) approximately            % of the combined voting power of our outstanding share capital following this offering (assuming the underwriters’ option to purchase additional shares is exercised in full). J&F International is a wholly-owned subsidiary of J&F Participações.

•        “J&F Participações” means J&F Participações S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil. J&F Participações is jointly controlled, pursuant to a shareholders’ agreement, by our ultimate controlling shareholders. For more information about the shareholders’ agreement of J&F Participações, see “Principal Shareholders — Shareholders’ Agreement of J&F Participações.”

•        “JAB Capital” means JAB Capital SP, a private investment fund, organized within a segregated portfolio company in the Cayman Islands. As of the date of this prospectus, JAB Capital directly owns            % of our Class A common shares, none of our Class B common shares and            % of our total capital stock. Immediately following the consummation of this offering, JAB Capital will directly own: (1)            % of our Class A common shares, which will represent approximately            % of the combined voting power of our outstanding share capital following this offering (assuming no exercise of the underwriters’ option to purchase additional shares); or (2)            % of our Class A common shares, which will represent approximately            % of the combined voting power of our outstanding share capital following this offering (assuming the underwriters’ option to purchase additional shares is exercised in full). JAB Holland owns 100% of the shares attributable to JAB Capital.

•        “JAB Holland” means JAB Holland B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law. Mr. José Antonio Batista Costa, our chairman and CEO, holds 90% of the total capital stock of JAB Holland. For more information about Mr. José Antonio Batista Costa, see “Management.” Mr. Anderson Chamon, PicPay Brazil’s co-founder and its vice-president of technology and products, holds the remaining 10% of the total capital stock of JAB Holland.

•        “PicPay Invest” means PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda. (formerly known as Liga Invest Distribuidora de Títulos e Valores Mobiliários Ltda.), a limited liability company (sociedade limitada) organized under the laws of Brazil. PicPay Invest is a wholly-owned subsidiary of PicPay Brazil.

•        “PicS Holding” means PicS Holding Ltda. (formerly known as PicPay Holding Ltda.), a limited liability company (sociedade limitada) organized under the laws of Brazil. PicS directly holds 99.88% of the shares of PicS Holding, which directly holds 100% of the shares of PicPay Brazil, PicPay Bank and Crednovo.

•        “ultimate controlling shareholders” means Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista.

Glossary of Technical Terms

The following is a glossary of certain industry and other technical terms used in this prospectus:

•        “ABECS” means the Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartões de Crédito e Serviços), a trade association that represents participants in the Brazil credit card market.

•        “active business” means a merchant inside our network that has received at least one payment in the last 12 months.

•        “active social consumer” means a consumer who is active in the preceding month on the direct message feature (that either received or sent a message during the period).

•        “active consumer” means a consumer who has opened our application at least once or made a financial transaction during the preceding three month period or held a wallet balance on the last day of the quarter.

•        “active sellers” means sellers who were offering their products or services on the PicPay Shop as of a given date.

•        “acquirer” means a payment institution that, without managing payment accounts, provides the following services: (1) accreditation of receivers (usually merchants) for the acceptance of payment instruments issued by a payment institution or financial institution participating in the same payment scheme; and (2) participation in the settlement process of payment transactions as a creditor with respect to the card issuer and a debtor with respect to the accredited merchant, in accordance with the rules of the payment scheme. The acquirer receives the transaction details from the merchant’s terminal, passes them to the card issuer for authorization via the payment scheme, and completes the processing of the transaction. The acquirer arranges settlement of the transaction and credits the merchant’s bank account with the funds in accordance with its service agreement with the merchant. The acquirer also processes any chargebacks that may be received via the card issuer regarding consumer transactions with merchants. The relationship between the acquirer and the merchant is governed by an accreditation agreement, which contains clauses about operational transaction rules, payment of fees and tariffs, confidentiality, intellectual property, prevention of money laundering and combating the financing of terrorism, use of brand and securitization of receivables. Brazilian acquirers include GetNet, Stone, Rede and Cielo.

•        “ANBIMA” means the Brazilian Financial and Capital Markets Association (Associação Brasileira dos Mercados Financeiro e de Capitais), a trade association of participants in the Brazilian financial market that, among other activities, publishes certain statistics regarding the Brazilian financial and capital markets.

•        “APIs” means application programming interfaces, a set of clearly defined methods of communication between different software components that enables developers and resellers to create applications that can easily connect and integrate with our platform.

•        “average spend per consumer” means the total payment volume of all of the consumers in our ecosystem, including transactions made with our physical credit cards, divided by total active consumers.

•        “B2B” means business-to-business.

•        “BNPL” means buy now, pay later.

•        “boleto” (bank slips) means a printable document issued by merchants that is used to make payments in Brazil. Boletos can be used to pay bills for products or services, utilities or taxes. Each boleto refers to a specific merchant and consumer transaction, and includes the merchant’s name, consumer information, expiration date and total amount due, plus a serial number that identifies the account to be credited and a barcode to enable the document to be read and processed by a Brazilian ATM, as well as by the mobile apps of many Brazilian banks. A boleto can be paid in cash at a bank teller, at an ATM or by bank transfer. Our payment platform can be used by our consumers to pay boletos.

•        “Brazil” means the Federative Republic of Brazil.

•        “Brazilian Anticorruption Laws” includes any laws, decrees or regulations aimed at preventing and combating corruption, administrative misconduct, fraud, bribery, money laundering and conflict of interests including, without limitation, Law No. 12,846/2013, Decree No. 11,129/2022, Law No. 14,230/2021, Law No. 14,133/21, Law 9,613/1998, the U.S. Foreign Corrupt Practices Act of 1977 (FCPA), the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions of 17 December 1997, the UK Bribery Act (UKBA) or any other applicable laws, whether domestic or foreign.

•        “Brazilian government” means the federal government of Brazil.

•        “Brazilian real,” “Brazilian reais,” “real,” “reais” or “R$” means the Brazilian real, the official currency of Brazil.

•        “Brazilian Central Bank” means the Banco Central do Brasil.

•        “CAGR” means compound annual growth rate. Our historical growth rates do not guarantee future results, levels of activity, performance or achievements.

•        “cardholder” means a holder (either an individual or an entity) for a credit, prepaid or debit card. The cardholder may use the card at any merchant accredited by an acquirer or sub-acquirer for the acceptance of that type of card.

•        “card brand” means the name of the payment scheme settlor that is printed on the issued branded credit, debit and/or prepaid cards (for example, Mastercard, American Express and Visa).

•        “card issuer” means a payment institution or a financial institution that acts as issuer of cards and administrator of prepaid/postpaid payment accounts or deposit accounts operated by such institutions in a certain payment scheme and that meets the brand qualification requirements to issue branded credit, debit and/or prepaid cards. Card issuers are also responsible for collecting amounts spent with branded credit, debit and/or prepaid cards from cardholders.

•        “cash-in” means to add funds to the balance of a digital wallet account from outside our platform via transfers from other financial institutions (wire transfers), including via the Brazilian Central Bank’s instant payment system (Pix), via boleto (bank slip), through the receipt of funds via P2P payments, payroll portability, contracting loans or pulling funds from other banks in app through Open Finance (PicPay operating as a payment initiator).

•        “cash-out” means to remove funds from a digital wallet account on our platform via transfers from other financial institutions (wire transfers), including via the Brazilian Central Bank’s instant payment system (Pix), PicPay debit card or cash withdrawal.

•        “CDB” means Certificate of Bank Deposit (Certificado de Depósito Bancário), which is a fixed income security that represents a loan a consumer makes to the financial institution. The financial institution subsequently remunerates the consumer with interest on the amount invested.

•        “CDI rate” means the Brazilian interbank deposit (certificado de depósito interbancário) rate, which is an average of interbank overnight deposit interest rates in Brazil.

v

•        “chargeback” means a claim where the consumer requests a reversal of the transaction amount from the card issuer on the basis of a commercial claim (for example, if the goods are not delivered, or are delivered damaged), fraud or error.

•        “CMN” means the Brazilian National Monetary Council (Conselho Monetário Nacional).

•        “Companies Act” means the Companies Act (as amended) of the Cayman Islands.

•        “cohort” means a selected group of consumers that we follow over time to analyze their behavior from different perspectives, such as retention and engagement.

•        “CVM” means the Brazilian Securities Commission (Comissão de Valores Mobiliários).

•        “digital wallet” means the tools and services made available to users of the PicPay app in connection with the payment services offered by PicPay.

•        “digital wallet account” means the payment account made available to consumers and merchants in connection with the payment services offered by PicPay.

•        “digital wallet business” means our business in connection with our digital wallet product.

•        “digital wallet TPV” means the TPV generated from our digital wallet product.

•        “Exchange Act” means the United States Securities Exchange Act of 1934.

•        “e-wallet” means an online prepaid payment account (conta de pagamento pré-paga) available to users of the PicPay app mainly used for e-commerce payments.

•        “FGTS” means the Severance Indemnity Fund for Employees in Brazil (Fundo de Garantia do Tempo e Serviço).

•        “FIDC” means a Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios), an investment fund legal structure established under Brazilian law designed specifically for investing in credit rights receivables. FIDCs (and quotas representing interests therein) are regulated by the rules and regulations of the CMN and the CVM; in particular Resolution No. 2,907/01 of the CMN, and CVM Instruction No. 356/01, as amended from time to time, including by CVM Instruction No. 489/11 and CVM Instruction No. 531/13.

•        “Financial institution partners” means partner financial services entities that are integrated into our application to distribute their products and services to our consumers.

•        “Financial transaction” means any payment, transfer, cash-in or cash-out in our ecosystem. It includes, without limitation: (1) P2P and P2M payments, bill payment (including boleto and utility bills) and purchases at the PicPay Shop or financial marketplace using our app or the PicPay Card; (2) money transfers between accounts; (3) any kind of cash-in, including via wire transfer from financial institutions, boletos, PicPay Cards or any credit card issued by other financial institutions, or loans issued by PicPay or third-party partners; and (4) any kind of cash-out, including via wire transfer to other institutions or cash withdrawals.

•        “GMV” means gross merchandise volume, which is the total amount of sales from the PicPay Shop, including all taxes, fees and shipping costs.

•        “IBGE” means the Brazilian Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística).

•        “interchange fee” means a fee paid to the card issuer for transactions established in the scope of a payment scheme.

•        “JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

•        “licensed merchant through partnerships with acquirers” means merchants that can receive payments through POS devices registered with our partner-acquirers. We have entered into agreements with the Brazilian acquirers GetNet, Stone, Rede and Cielo.

•        “lifetime value”, or “LTV,” is an estimate of the average revenue that a consumer will generate over a defined period of time.

•        “merchant” means any entity or organization that accepts electronic payment transactions for the payment of goods or services.

•        “merchant discount rate” or “MDR” means the fee or commission paid by merchants to acquirers or sub-acquirers for the service of capturing, processing, transmitting and settling transactions. The merchant discount rate is applied to the value of each cardholder’s transaction and includes the interchange fee.

•        “Open Banking” means the exchange of data and services between financial institutions and third-party providers.

•        “Open Finance” means the sharing of data, products and services between regulated entities, such as financial institutions, payment institutions and other entities licensed by the Brazilian Central Bank, at the consumer’s discretion, in connection with individuals’ or legal entities’ own data. Open Finance is an extension of Open Banking, going beyond the scope of data and services available at consumers’ banks, covering the entire financial footprint. The ultimate goal of the implementation of an open finance environment is to enhance the efficiency in credit and payments markets through the promotion of a more inclusive and competitive business environment, as well as preserving the safety of the National Financial System (Sistema Financeiro Nacional).

•        “open platform” means a flexible platform that is open to be integrated to any external entity who complies with the platform’s terms of use.

•        “P2M” means person-to-merchant. We offer P2M payment solutions to our consumers. A P2M transaction occurs when a consumer pays an offline or online business affiliated to our PicPay network via QR Code, Pix or e-wallet or via licensed merchant through partnerships with acquirers.

•        “P2P” means peer-to-peer or person-to-person. We offer P2P solutions to our consumers. A P2P transaction is a closed loop (origin and destination of the transaction are PicPay accounts) and it occurs when a consumer makes an electronic currency and instant transfer or payment to another person through an app.

•        “payment institution” means a legal entity (instituição de pagamento) that participates in one or more payment schemes and is dedicated to executing, as its principal or ancillary activity, those payment services described in Article 6, item III, of Brazilian Federal Law No. 12,865/13 to cardholders or merchants, including those activities related to the provision of payment services. Specifically, based on current regulations, the Brazilian Central Bank has opted to narrow the definition of payment institutions as set out in Brazilian Federal Law No. 12,865/13 to include only those entities that can be classified into one of the following four categories, according to Article 3 of BCB Resolution 80/2021: (1) issuer of electronic currency (prepaid payment instruments); (2) issuer of post-paid payment instruments (e.g. credit cards); (3) acquirers; and (4) payment initiator service provider (PISP).

•        “payment scheme” means the collection of rules and procedures that govern payment services provided to the public, with direct access by its end consumers (i.e., payers and receivers). Such payment services must be accepted by more than one receiver in order to qualify as a payment scheme. A payment scheme is established by and operated by a payment scheme settlor.

•        “payment scheme settlor” means the entity responsible for the functioning of a payment scheme, for the associated card brand and for the authorization of card issuers and acquirers to participate in the payment scheme. Mastercard and Visa are major payment scheme settlors globally, including Brazil.

•        “payment initiator” means the entity licensed by the Brazilian Central Bank, which enables consumers to access and transact in app pulling funds from other bank accounts or digital wallets.

•        “payroll portability” means the ability of consumers to receive their salary in the financial or payment institution of their choice.

•        “PicPay Card” means our combo debit and credit card (i.e., the Banco Original issued co-branded credit cards that our customers have been able to contract through our app since 2020) to be transferred to PicPay from Banco Original in January 2024.

•        “PicPay Shop” means our open e-Commerce platform that allows businesses to offer a wide range of products and services to our consumer base, including online shopping in-app or through our affiliate model that directs our consumers to our partners’ websites, including Amazon, Shopee, AliExpress.

•        “Pix” means the instant payments system launched by the Brazilian Central Bank in 2020, enabling consumers to make and receive instant payments and transfer funds to any bank or payment domicile instantaneously at any time.

•        “Pix Credit” means the tool available in the PicPay app that enables users to make an instant payment Pix transaction financed by their credit card, including in installments, registered with the PicPay app.

•        “Pix Credit TPV” means the TPV from our Pix Credit product.

•        “Pix Key”, means a key that every consumer that makes and receives instant payments and transfer funds to any bank or payment domicile instantaneously at any time, needs to register. Such “Pix key” is linked to the consumer’s account and can be the consumer’s mobile number, email address, social security number or a random password. According to the Brazilian Central Bank, consumers can have a limited number of five keys per account, while businesses can register up to 20 keys per account.

•        “PNAD” means National Household Sample Survey. It is a survey conducted annually by IBGE, which provides information on the insertion of the population in the labor market, associated with education and demographic characteristics, as well as for the study of socioeconomic development of Brazil.

•        “POS” means a point of sale (merchant) where a transaction is completed.

•        “POS device” means a device used to execute a card transaction, commonly known in Brazil as “maquininha.” POS devices registered with our partner-acquirers may also receive payments from the PicPay app via QR Code. In January 2021, we entered into agreements with the acquirers GetNet, Stone, Rede and Cielo to execute card transactions using their POS devices.

•        “Principality” is the term we use to describe when PicPay becomes the primary financial services platform for its consumers.

•        “public payroll loan” means a loan for which the payments and interest are discounted either directly from the consumer’s salary from the payroll of a government body or from their government pension or other benefit payments (empréstimo consignado).

•        “QR Code” means Quick Response Code, which is an image that is able to store information, analogous to a two-dimensional bar code.

•        “quarterly average cost to serve per active consumer” means the sum of fraud prevention costs, processing fees, PicPay Card production and issuance costs, incentives, operational losses, personnel expenses, technology expenses and other administrative expenses (which is calculated as the sum of such expenses in the quarter) divided by the number of active consumers at the end of such quarter.

•        “quarterly average revenue per active consumer” or “Quarterly ARPAC” is defined as the total quarterly revenue and financial income of consumers divided by the total number of active consumers at the end of such quarter.

•        “registered consumer” means an individual who downloads our application and creates an account with us.

•        “Securities Act” means the United States Securities Act of 1933, as amended.

•        “SELIC” means the interest rate established by the Brazilian Special Clearance and Custody System (Sistema Especial de Liquidação e Custódia).

•        “sub-acquirer” means an entity that: (1) provides the service of accreditation of receivers (usually merchants) for the acceptance of payment instruments issued by a payment institution or financial institution participating in the same payment scheme; and (2) participates in the settlement process of payment transactions as a creditor with respect to the acquirer and a debtor with respect to the accredited merchant, in accordance with the rules of the payment scheme. Sub-acquirers act as intermediaries between acquirers and merchants, and also can be a payment institution which manages payment accounts.

•        “SMEs” means small and medium-sized enterprises.

•        “total payment volume” or “TPV” means the aggregate amount of payments on-us (payments inside the PicPay ecosystem) and PicPay Card payments off-us (outside the PicPay ecosystem), outbound transfers (sending money) and cash-out, net of reversals, successfully completed on our platform.

•        “unitary margin” means the contribution margin per consumer, which is the incremental result we generate from our consumers after deducting the costs we incur from their transactions on a cumulative basis.

•        “U.S. dollar,” “U.S. dollars” or “US$” means U.S. dollars, the official currency of the United States.

•        “wallet balance” means the balance of the payment account and/or piggy banks (cofrinhos) held by consumers that have a payment account on our platform and is accounted for as “third party funds” in our statement of financial position.

Presentation of Financial and Other Information

Financial Statements

PicS, the company whose Class A common shares are being offered in this prospectus, was incorporated on January 18, 2021, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. On April 19, 2021, the direct shareholders of PicPay Brazil at the time contributed substantially all of their shares in PicPay Brazil to PicS. Until the contribution of PicPay Brazil shares to PicS, PicS had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

We present in this prospectus the audited consolidated financial statements of PicS Ltd. as of and for the years ended December 31, 2022 and 2021, including the notes thereto, which we refer to herein as our “audited consolidated financial statements.”

Our audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or the “IASB.”

IFRS differs from the United States generally accepted accounting principles, or “U.S. GAAP,” in certain material respects and therefore may not be comparable to financial information presented by U.S. companies. PicS maintains its books and records in Brazilian reais, the presentation currency for its financial statements and also its functional currency. Unless otherwise noted, PicS’s financial information presented herein as of and for the years ended December 31, 2022 and 2021 is stated in Brazilian reais, its reporting currency.

This financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

Our fiscal year ends on December 31. References in this prospectus to a fiscal year, such as “fiscal year 2022,” relate to our fiscal year ended on December 31 of that calendar year.

Corporate Events

History of Share Capital

PicS was incorporated by Maples Corporate Services Limited, its sole shareholder, on January 18, 2021, as a Cayman Islands exempted company with limited liability. On the same date, Maples Corporate Services Limited transferred its sole share, par value US$0.00005 to Mr. José Batista Sobrinho.

On April 19, 2021, the direct shareholders of PicPay Brazil at the time contributed substantially all of their shares in PicPay Brazil to PicS. In consideration for these contributions, PicS issued new Class A common shares or Class B common shares, as follows: (1) to J&F Participações, 857,430,000 Class B common shares, representing 95.27% of PicS’s total capital stock; (2) to Mr. Anderson Chamon, 29,970,000 Class A common shares, representing 3.33% of PicS’s total capital stock; and (3) to Mr. José Antonio Batista Costa, 12,600,000 Class A common shares, representing 1.40% of PicS’s total capital stock. In addition, the existing sole share currently in issue to Mr. José Batista Sobrinho was repurchased by PicS.

On May 10, 2021, the following transfers took place: (1) J&F Participações transferred (i) 847,440,000 Class B common shares, representing 94.16% of PicS’s total capital stock, to J&F International, and (ii) 9,990,000 Class B common shares (which automatically converted into Class A common shares in accordance with PicS’s Articles of Association), representing 1.11% of PicS’s total capital stock, to AGR Holdings; (2) Mr. Anderson Chamon transferred 29,970,000 Class A common shares, representing 3.33% of PicS’s total capital stock, to Belami Holdings; and (3) Mr. José Antonio Batista Costa transferred 12,600,000 Class A common shares, representing 1.40% of PicS’s total capital stock, to JAB Holland.

On June 16, 2021, Belami Holdings, JAB Holland and AGR Holdings transferred all of the shares held by them to Belami Capital, JAB Capital and AGR Capital, respectively.

x

On December 1, 2021, PicS conducted a five-for-one share split of its common shares and recorded capital increases in an aggregate amount of R$104.8 million made in August 2021, pursuant to which it issued 677,728,496 Class B common shares to J&F International.

On December 1, 2021, J&F Participações transferred all of its shares in PicPay Brazil that it had acquired in July and September 2021 to PicS in exchange for 2,433,869,508 newly-issued Class B common shares. On January 7, 2022 (and effective from December 21, 2021), J&F Participações transferred these Class B common shares to J&F International.

On January 7, 2022 (and effective as from September 30, 2021), J&F Participações transferred all of its shares in PicPay Brazil that it had acquired in October and November 2021 to PicS in exchange for 4,724,409,732 newly-issued Class B common shares. On January 7, 2022 (and effective as from September 30, 2021), J&F Participações transferred these Class B common shares to J&F International.

On May 17, 2022, J&F Participações transferred all of its shares in PicS Holding, a Brazilian holding company and direct controlling shareholder of PicPay Brazil, to PicS in exchange for 23,883,522,726 newly-issued Class B common shares. On September 22, 2022, J&F Participações transferred these Class B common shares to J&F International.

On August 8, 2022 (and effective as from June 30, 2022), PicS recorded a capital increase of R$59.1 million made in June 2022, pursuant to which it issued 4,101,097,815 Class B common shares to J&F International.

On October 18, 2022, PicS conducted a 1-for-2,000 reverse share split of its common shares.

On November 4, 2022, J&F Participações transferred all of its shares in PicS Holding to PicS in exchange for 13,993,823 newly-issued Class B common shares. On January 4, 2023, J&F Participações transferred these Class B common shares to J&F International.

Consolidation of FIDC PicPay I

On February 23, 2021, we obtained control over FIDC PicPay I. Accordingly, and in accordance with IFRS 10, we began to consolidate FIDC PicPay I in our consolidated financial statements beginning on February 24, 2021. For more information about the basis of our consolidation of FIDC PicPay I, see notes 1 and 17 to our audited consolidated financial statements.

Guiabolso Acquisition

On July 20, 2021, PicPay Brazil acquired 100% of the share capital of Guiabolso and its subsidiary Guiabolso Pagamentos Ltda. (formerly known as Just Correspondente Bancário e Serviços Ltda.). PicPay Brazil began to consolidate both entities in July 2021. Guiabolso is a fintech company and a forerunner in Open Banking that operates a personal finance management mobile application (app) in Brazil (with functionalities that include account integration, expense categorization, budgeting, payment planning and credit monitoring). This acquisition aimed to position us as a protagonist in Open Finance as well as accelerate the development of our products and services.

PicPay Bank Acquisition

On February 25, 2022, J&F Participações contributed all of the shares of PicPay Bank (formerly known as Banco Original de Agronegócio S.A.) to PicS Holding (formerly known as PicPay Holding Ltda.). In consideration for this contribution, PicS Holding issued 146,900,768 of its common shares to J&F Participações. On May 26, 2022, the Brazilian Central Bank approved the change in the name of Banco Original de Agronegócio S.A. to PicPay Bank. As a result of this transaction, PicPay Bank became a subsidiary of PicS Holding. PicPay Bank holds a multi-purpose bank (banco múltiplo) license which allows us to directly offer a range of banking products to our consumers.

Crednovo Acquisition

In September 2022, in connection with the expansion and corporate reorganization of the companies comprising Banco Original, Crednovo underwent a corporate reorganization through which Crednovo ceased to be a wholly-owned subsidiary of J&F Participações and became a wholly-owned subsidiary of PicPay Holding. This reorganization was implemented through a capital increase by J&F Participações in Pics Holding, through which J&F Participações subscribed for 26,000,000 common shares of Crednovo, in the total amount of R$1.2 million.

Liga Invest Acquisition

On January 23, 2023, J&F Participações transferred all of its shares in Liga Invest Distribuidora de Títulos e Valores Mobiliários Ltda., or “Liga Invest,” a brokerage firm and securities dealer, to PicPay Brazil for approximately R$27.4 million. As a result of this transaction, Liga Invest became a wholly-owned subsidiary of PicPay Brazil. On January 24, 2023, PicPay Brazil made a capital contribution of R$25.0 million to Liga Invest in exchange for 25,000,000 common shares of Liga Invest. On May 3, 2023, Liga Invest changed its name to PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda.

BX Acquisition

On February 2, 2023, our subsidiary Guiabolso acquired all of the quotas in BX Negócios Inteligentes Ltda., or “BX” (also known as BX Blue), from BX Business LLC. The purchase price was R$9.5 million plus earn-out consideration in an amount equal to 25% of BX’s future net profit for each of the years in the five-year period ended December 31, 2027, up to a maximum amount of R$70.0 million and subject to certain terms and conditions. BX is active in the Brazilian public payroll loan market and business process outsourcing for back-office payroll loans.

Transfer of Banco Original Retail Business

In 2023, J&F Participações announced its plan to integrate Banco Original’s retail operations with PicPay, allowing both companies to focus on their respective strengths (PicPay in retail and Banco Original in wholesale, corporate and agribusiness). This is expected to allow each company to focus on its core segments while benefiting from operational and financial synergies. The integration of Banco Original’s retail operations began with the transfer of its checking accounts held by individuals, including associated assets, to the PicPay platform in July 2023. We began originating personal loans in October 2023, and we expect to transfer the PicPay credit card portfolio to PicPay from Banco Original in January 2024, and we plan to fully internalize our credit card operations at the start of 2024. For more information, see “Business — Our History — Recent Acquisitions and Corporate Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors Affecting our Financial Condition and Results of Operations — Acquisitions and New Lines of Business and Other Developments.”

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this prospectus from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or any other exchange rate. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022 as reported by the Brazilian Central Bank.

Non-IFRS Measures

Digital Wallet Adjusted EBTDA and Digital Wallet Revenue and Financial Income

We calculate Digital Wallet Adjusted EBTDA as loss for the period adjusted for income taxes and depreciation and amortization less the revenues and expenses not attributable to the digital wallet business. We define Digital Wallet Revenue and Financial Income as net revenue from transaction activities and other services and financial income attributable to the digital wallet business.

We consider Digital Wallet Adjusted EBTDA and Digital Wallet Revenue and Financial Income to be operating performance measures.

Our management believes that Digital Wallet Adjusted EBTDA and Digital Wallet Revenue and Financial Income, along with comparable operating performance and liquidity IFRS measures, provide useful information to potential investors, financial analysts and the public in their review of our operating performance and liquidity. Our management uses these financial measures, along with the most directly comparable IFRS financial measures, in evaluating our operating performance and liquidity. However, Digital Wallet Adjusted EBTDA and Digital Wallet Revenue and Financial Income are not measures under IFRS and should not be considered as a substitute for total revenue and financial income, net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS.

The way we calculate these measures may differ from how other companies do it. As a result, our presentation might not be comparable to similarly titled measures used by other companies.

Digital Wallet Adjusted EBTDA and Digital Wallet Revenue and Financial Income are not intended to represent funds available for dividends or other discretionary uses by us because those funds are required for debt service, capital expenditures, working capital needs and other commitments and contingencies. The Non-IFRS financial measures described herein are not a substitute for the IFRS measures of earnings, which our management is responsible for.

For a reconciliations of Digital Wallet Adjusted EBTDA to loss and Digital Wallet Revenue and Financial Income to total revenue and income, see “Summary Financial and Other Information.”

Key Performance Indicators

In connection with our management’s analysis of our ongoing business operations, including comparing our performance with that of our competitors, our management uses certain indicators to measure our performance, including our: (1) number of active consumers; (2) aggregate wallet balance and number of consumers with a wallet balance; (3) total payment volume (TPV); (4) quarterly average revenue per active consumer (ARPAC); and (5) quarterly average cost to serve per active consumer. For more information about our key performance indicators, see “Summary Financial and Other Information — Operating Data.”

Number of Active Consumers

We define an active consumer as a consumer who has opened our application at least once or made a financial transaction during the preceding 3-month period or held a wallet balance on the last day of the quarter. Active consumers have not necessarily engaged in any financial transactions, and may have simply viewed their wallet balances or opened our application. Our management uses active consumer data to gauge consumer engagement with our platform. This metric does not have a standard meaning and our definition may not be comparable with the definition adopted by other companies.

Aggregate Wallet Balance and Number of Consumers with a Wallet Balance

We define wallet balance as the balance of the payment account and/or piggy banks (cofrinhos) held by consumers that have a payment account on our platform. These amounts are recognized in our consolidated statement of financial position as “financial liabilities measured at amortized cost-third party funds.” These consumers earn interest on their balances and are able to conduct transactions with greater ease. Our management uses wallet balance data to identify consumers who maintain a balance in their accounts. This metric does not have a standard meaning and our definition may not be comparable with the definition adopted by other companies.

Total Payment Volume (TPV)

We define total payment volume, or “TPV,” as the aggregate amount of payments, outbound transfers (sending money) and cash-out, net of reversals, successfully completed on our platform. TPV represents the total value of sales that pass through our ecosystem, and we generate revenue from certain payment transactions as a percentage of TPV. Our management uses TPV to measure the evolution of the products contracted within our ecosystem. This metric does not have a standard meaning and our definition may not be comparable with the definition adopted by other companies.

Quarterly Average Revenue per Active Consumer (ARPAC)

We define quarterly average revenue per active consumer, or “ARPAC,” as the total quarterly revenue and financial income of consumers divided by the total number of active consumers at the end of such quarter. Our management uses ARPAC to measure the financial evolution per active consumer. This metric does not have a standard meaning and our definition may not be comparable with the definition adopted by other companies.

Quarterly Average Cost to Serve per Active Consumer (CTS)

We define quarterly average cost to serve per active consumer as the sum of fraud prevention costs, processing fees, PicPay Card production and issuance costs, incentives, operational losses, personnel expenses, technology expenses and other administrative expenses (which is calculated as the sum of such expenses in the quarter) divided by the number of active consumers at the end of such quarter. Such metric does not have a standard meaning and our definition may not be comparable with the definition adopted by other companies.

Market Share and Other Information

This prospectus contains data related to economic conditions in the market in which we operate. The information contained in this prospectus concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this prospectus were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We are responsible for all of the disclosure in this prospectus, and we obtained the information included in this prospectus relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources and trade associations, such as IBGE, ABECS, the Brazilian Central Bank and ACI Worldwide, as well as private sources, such as Euromonitor International Limited, or “Euromonitor,” and Ginger Brand Tracking, or “Ginger,” among others. References in this prospectus to Euromonitor include a market report prepared by Euromonitor for us, dated October 2023, which reflects estimates of market conditions based on publicly available sources and trade opinion surveys.

Industry publications, governmental publications and other market sources, including those referred to above, generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. In addition, the data that we compile internally and our estimates have not been verified by an independent source. Except as disclosed in this prospectus, none of the publications, reports or other published industry sources referred to in this prospectus were commissioned by us or prepared at our request. Except as disclosed in this prospectus, we have not sought or obtained the consent of any of these sources to include such market data in this prospectus.

Brands

This prospectus includes trademarks, trade names and trade dress of other companies. Use or display by us of other parties’ trademarks, trade names or trade dress or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trademark, trade name or trade dress owners. Solely for the convenience of investors, in some cases we refer to our brands in this prospectus without the ® and ™ symbols, but these references are not intended to indicate in any way that we will not assert our rights to these brands to the fullest extent permitted by law.

Rounding

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Cautionary Statement Regarding Forward-Looking Statements

This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “may”, “predict”, “continue”, “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to:

•        our ability to compete and conduct our business in the future;

•        our ability to grow our user base and maintain active consumers;

•        our ability to implement our business strategy;

•        our ability to adapt to technological changes in our industry;

•        our ability to maintain, protect and enhance our brand and intellectual property;

•        the inherent risks related to the digital payments market, such as the interruption, failure or breach of our computer or information technology systems, cyberattacks, fraudulent transactions;

•        the availability of qualified personnel and our ability to retain such personnel;

•        changes in government regulations applicable to our industry in Brazil;

•        government interventions in our industry that affect the economic or tax regime, the regulatory framework applicable to our business;

•        any increases in our costs, including, but not limited to: (1) operating and maintenance costs; (2) regulatory and environmental costs; and (3) social contribution charges, income tax and other taxes;

•        risks associated with macroeconomic uncertainty and geopolitical risk, including the potential impact of the ongoing conflicts along Israel’s border with the Gaza Strip and between Russia and Ukraine, which could limit our ability to grow our business;

•        our ability to efficiently predict, and react to, temporary or long-lasting changes in consumer behavior, such as changes resulting from the COVID-19 pandemic and its aftermath;

•        global and Brazilian economic conditions in general, including risks associated with pandemics or epidemics and potential wars;

•        the interests of our controlling shareholder(s);

•        general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business;

•        fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;

•        other factors that may affect our financial condition, liquidity and results of operations; and

•        other risk factors discussed under “Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before making an investment decision, and we urge you to read this entire prospectus carefully, including the sections “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our audited consolidated financial statements included elsewhere in this prospectus, before deciding to invest in our Class A common shares.

Overview

Our Mission and Vision

At PicPay we believe financial services should be mobile, frictionless, and instantaneous. Our mission is to empower consumers and businesses across Brazil with innovative solutions to redefine the way people manage their daily finances. We break down the barriers to traditional financial services and are driven by a vision of a future where financial services are accessible for all. We are committed to simplifying financial transactions, fostering economic inclusion and providing the tools and resources for people to achieve their financial goals.

We believe technology is a force for positive change and we leverage it to create a more inclusive and equitable financial ecosystem. Since our inception, we have been dedicated to making payments and banking seamless and secure for both consumers and businesses. We believe we are paving the way for the future of finance in Brazil, inspired by the transformative impact for millions of people, with a commitment to driving financial empowerment for all.

Our Journey

We founded PicPay more than 10 years ago in the city of Vitória, in the State of Espírito Santo, as a peer-to-peer (P2P), transfer platform, with the purpose of providing a seamless digital payment solution in a country where payments were historically cumbersome, slow and costly. Our user-friendly solution allows individuals to easily send money through their mobile phones at any time, which quickly caught the attention of millions of consumers. In just a few years, we became one of Brazil’s leading digital wallets, as measured by the number of consumers, according to information provided by the Brazilian Central Bank.

After our early success with P2P payments, we noticed a gap in the broader payments ecosystem and broadened our lens to focus on improving the relationship between consumers and businesses within our platform, which led us to build a two-sided ecosystem, servicing both our consumer and business customers. We believe we were one of the first financial services companies to provide QR Code payments for businesses in Brazil, allowing our consumers to make payments seamlessly by scanning a single QR Code, either in store or online.

As we grew as a company, so did the financial needs of both our retail consumers and business customers. We continued to innovate and deliver new solutions to address their needs, launching various payment, credit and insurance products, making PicPay a complete financial platform, and, in the process, further expanding our addressable market, which is comprised of financial and non-financial services in Brazil.

Eventually our ambitions led us to the goal of revolutionizing how Brazilians manage and interact with their finances. We have launched and scaled products and services for consumers to address several needs, including:

•        Digital Wallet:    incorporated Pix (the Brazilian Central Bank’s instant payment system), bill payments, peer-to-peer (P2P), person-to-merchant (P2M), BNPL and corporate benefits;

•        Financial Services:    leveraged a multi-funding financial market to originate and distribute personal loans, PicPay debit and credit cards, public payroll loans, P2P loans, auto secured, and secured loans;

•        Investments:    integrated third party providers to provide access to CDBs, person-to- business (P2B) loans, equity, and fixed income funds;

•        Services:    our open platform that allows consumers to purchase physical and digital goods and subscribe to services offered by online businesses at PicPay Shop within the PicPay app.

Concurrently, we have been evolving our business ecosystem beyond QR Code payments. Our business solutions are designed to streamline financial operations for enterprises, offering a range of tools and features to meet diverse business needs. These solutions include payment acceptance through a comprehensive merchant acquiring platform for online and brick-and-mortar businesses, as well as multiple financial and non-financial services, as follows:

•        Payment solutions:    businesses can accept payments from consumers through PicPay using (1) a proprietary QR Code (2) Pix in app or through a physical QR Code, (3) point-of-sale (POS) terminals owned by third-party merchant acquirer partners, (4) e-commerce captured through our online payment checkout (e-wallet) directly integrated with the consumers’ PicPay wallet and (5) payment links. We intend to strengthen and grow our payments solutions suite for businesses;

•        Financial services for businesses:    comprehensive business accounts, debit and credit cards, prepayment options and working capital solutions; and

•        Non-financial services for businesses:    we launched the PicPay Shop as an open e-Commerce platform that allows businesses to offer a wide range of products and services to our consumer base, including online shopping in-app or through our affiliate model that directs our consumers to our partners’ websites, such as Amazon, Shopee, AliExpress, qualifying our consumers for a merchant funded cashback deposited directly in their digital wallet. We also offer advertising solutions (Ads) and a B2B marketplace.

The graphic below illustrates our evolution from 2018 to 2022:

We are one of the largest digital wallet providers in Brazil in terms of consumers registered, based on data provided by the Brazilian Central Bank as of September 30, 2023, and one of the leading payment platforms in Latin America, with 34 million quarterly active consumers as of June 30, 2023 and R$116 billion Total Payments Volume, or “TPV,” in the first half of 2023. We enjoy strong brand recognition with 89% brand awareness in Brazil, based on a brand tracking study commissioned by us and conducted by Ginger, an independent boutique market research firm, in June 2023. We operate as a two-sided ecosystem that connects our consumers, businesses, and third-party affiliate partners, focused on developing a marketplace to democratize access to financial services. As of June 30, 2023, we had 23 million consumers, with a wallet balance representing R$10.1 billion in deposits. Cash-in totaled R$94 billion in the first half of 2023. As of June 30, 2023, we had 986,056 active businesses and more than 10 million licensed merchants accepting PicPay through partnerships with acquirers, with RS$11 billion Total Payments Volume in the first half of 2023. Consistent with our track record, we plan to continue to make investments in the development of new products, services and customer experience, which serve both our consumer and business customers for the long-term.

The chart below presents an overview of our consumers:

____________

(1)      Consumers who opened the app or made at least one financial transaction in the second quarter of 2023 or with a wallet balance on the last closing day of the second quarter.

(2)      Number of consumers with a wallet balance on the last closing day of the second quarter of 2023.

(3)      Wallet balance held by consumers on the last closing day of the second quarter of 2023.

Unit standard: M (million) and B (billion).

Our Unique Approach

We believe that we have adopted a unique approach in building our business that will help us expand our ecosystem of consumers, businesses, and third-party affiliate partners, as highlighted below:

•        Open Platform.    We take a flexible open platform approach, enabling integration with any external party who complies with our platform’s terms of use. For consumers, our platform has a multi-funding strategy which allows them to leverage various funding sources for transactions, including not only their wallet balance and PicPay credit card, but also third-party credit cards registered in our app, and balances pulled directly from other bank accounts or digital wallets through our payment initiation model. Additionally, financial institutions can connect to our open platform to distribute their products and services, such as credit, insurance, and investment products, benefiting from our data-based consumer behavior metrics to provide more relevant and customized offerings targeted at individual consumers’ needs. Similarly, our open platform also allows merchants to integrate their websites to sell products and services to our consumer base at the PicPay Shop.

As our business evolved beyond the digital wallet, we have incorporated multiple partners to distribute products and services through our platform, including loans, insurance, foreign exchange, bill payments and e-commerce, among others.

Evolution of our Open Platform

To a much broader two-sided financial ecosystem
From a day-to-day payment app in the early years …
Ads
B2B - PicMarket
Investments
Payroll Advance
Black/Plat. Card
Life Insurance
Pix Insurance
Auto Secured Loan
Acc. Aggregator
Corp. Benefits
BNPL
Payroll Loan
Full Acquiring
Cell Phone Insurance
Piggy Bank
P2B Lending
PFM / Open Finance
Banking License
Int. Remit. & Foreign Currency Exchange
FGTS Loan
DDA - Bill Payments
Vehicle Debt Mgmt.
Payroll Portability
Ecommerce
Digital Wallet Insurance
P2P Lending
PicPay Shop
Direct Message Feature
PicPay Card
Personal Loan
PIX
Bill Payments
P2P
QR Code
Among many others
2012 - 2017
2018
2019
2020
2021
2022
2023
Payments
Services
Banking / Credit
Business

•        Two-Sided Ecosystem.    At its core, PicPay is a two-sided ecosystem creating a bridge between both consumers and businesses. Our platform enables consumers to make payments, investments, and leverage a broad array of essential financial services all in a single app. At the same time, we also enable payment acceptance, as well as other essential financial and non-financial solutions for businesses, such as a complete digital account and prepayment of receivables. The graphics below illustrate our two-sided ecosystem encompassing solutions for both consumers and businesses:

34M consumers
986k businesses
+ 10M merchants through partnerships with acquirers
CONSUMERS
BUSINESSES
Communication Networking
SOCIAL
DIGITAL WALLET
• PIX
• P2P
• Bills
• Corporate Benefits
• BNPL
FINANCIAL SERVICES
• Digital account
• Insurance
• Payroll portability
• Cards
• Loans
• P2P Lending
INVESTMENTS
• CDBs
• Equity
• P2B Lending
• Fixed income
SERVICES
• Digital goods
• Top ups
OPEN FINANCE
PAYMENT SOLUTIONS
• Business Acceptance (in-store e online)
• QR Code
• Merchant Acquirer
FINANCIAL SERVICES
• Seller account
• Prepayment
• Cards
• Working capital
SERVICES
• Ads
• Online shopping
• B2B
• Afilliates

This flexibility, combined with our user-friendly interface transforms the way consumers interact with financial services. Whether it is a consumer looking for streamlined payment alternatives or a business eager to tap into new revenue streams, our two-sided ecosystem propels growth and financial possibilities for all, due principally to the following factors:

•        Consumers can access a wide range of products and services, including day-to-day payments, financial services, such as cards, loans, insurance, and investments, as well as other services including gift cards, cell phone recharge credits (top-ups), online shopping and others.

•        Businesses can receive payments through various modalities (QR Code, Pix, and PicPay e-wallet), access financial services, such as prepayment of receivables, loans, debit and credit cards, offer their products and services on the PicPay Shop, have a full digital account for day-to-day payments, sell and purchase goods in our B2B marketplace, as well as advertise their products and services within our app.

•        Financial and non-financial institutions can connect to our open platform to distribute their products and services, such as credit, insurance, and investment products, benefiting from a large amount of data that we have collected to provide more relevant and customized offerings targeted at individual consumers’ needs.

•        Open Finance.    Open Finance is one of our core strategic pillars, enabling us to simplify financial management and improve engagement for our consumers and businesses. In 2021, we acquired Guiabolso, a forerunner of Open Banking in Brazil, which provided a complete platform that facilitated and improved people’s financial management by organizing their budget, coordinating payments schedule, expense categorization, and offering financial products. After the integration of Guiabolso in 2022, we have been leveraging Open Finance initiatives within all the business units of our ecosystem to improve our product offering across our digital wallet, financial marketplace, investments, services for consumers and financial and non-financial solutions for businesses. Through the consents received, we collect valuable data from consumers including account information, credit card information and financial services contracted with other financial institutions (such as loans), which allows us to provide more financial and non-financial options at competitive rates and send personalized product and service offers. Since we adopted phase 2 of Open Finance in October 2022, we have received approximately 4 million unique consents from consumers, meaning consumers that opted in to share their financial information from other institutions with PicPay as of July 31, 2023. According to July 2023 data from the Brazilian Central Bank, we are the third largest player in terms of market share of unique consents received with 11.3%, ahead of Santander, Banco do Brasil, Bradesco, Mercado Pago and Caixa Econômica. In the first half of 2023, we launched our Account Aggregator product, which enables consumers to integrate and consolidate all of their banking accounts from other financial institutions through Open Finance, on the PicPay app.

In February 2023, we received a license from the Brazilian Central Bank to operate as a payment initiator institution, enabling consumers to transfer their money from other financial and payment institutions to PicPay without leaving our app. Since we obtained this license, we have seen an increase in the number of consents received to authorize payments in our ecosystem through the Account Aggregator. We are leaders in payment initiation, with a cumulative volume of 866,000 transactions from April 2023 to October 2023, when we activated payment initiation in the Account Aggregator, based on information provided by Open Finance.org. This allows consumers to complete transactions in the PicPay app including paying bills and making payments via instant payments without having to exit the app. According to our internal estimates and data, when we compare the usage of our consumers who use our Account Aggregator product and our other consumers, there is an increase in both frequency and volume of usage of the app, in terms of number of transactions and total payment volume (TPV). Most of these consumers access our app more than 10 times a month and transact on a monthly basis. Open Finance and the potential products and services we may be able to offer are a potentially significant avenue of growth and a key driver of our strategic decisions.

•        Social Network.    Connecting people has been a part of our DNA since our inception, when we launched our P2P payments platform. Since our inception, we have added other social features to our platform, including profiles, direct messaging (including voice messages) and payments (P2P, P2M and bill split) straight from the direct messaging feature. Our social platform is fully integrated with our financial and non-financial services offerings. By analyzing our consumers’ financial behavior and combining such data with their social interactions, we believe we can offer personalized financial recommendations and targeted promotions, enhancing user engagement and satisfaction, increasing our ability to cross-sell additional products and diversifying our revenue streams. Some examples of the integration between our social platform and services offerings are:

•        our consumer support function, which is one of our primary interfaces for client interactions and which also leverages Artificial Intelligence, or “AI,” to solve issues and demands;

•        cross-selling of products and services into the ecosystem, such as offering extended warranty insurance or a BNPL checkout to a consumer buying a TV on the PicPay Shop, product promotion, such as discounts offered by partners like Amazon at the PicPay Shop or our new Black PicPay credit card;

•        connection through our two-sided platform by enabling a real time interaction between consumers and online and in-store businesses;

•        online or in-store businesses using the direct message to promote its catalog of products and sell directly through the messaging platform; and

•        daily marketing and investment content for our PicPay Invest consumers.

9:41
Search on PicPay
23
@raisha.maria
Account balance
R$ 1,000.00
Statement
UP TO 12X
Pix
Pay with QR Code
Pay Boletos
Pay people
Mobile Top Up
Loans
Pig Bank
More options
Ei, Raisha! Order now the PicPay Card, your new card with no fees.
Suggestions for you
UBER
Uber
@marina.jaqueline
League of Legends
@marcos.mion
Steam
@goncalves.patty
Gol Burger
Home
Account
Pay
Notifications
Shop
9:41
Chat
Search
Unread
Chat
Groups
Official
PicPay Support
08:49
Henrique S. answers your qu...
Your Account Manager
08:49
Thanks
Your Financial Advisor
08:49
Yes, I think that is good to ask...
Bom dia Mercado
08:49
Stock markets in NY have a slight...
@solange.ssantos
08:49
Hi, it looks like you have a produc...
PicPay Card
08:49
Hi, how are you? Your turn has...
XBox
08:49
The weekend has arrived and we...

## Direct message

Product and service offerings
Global financial market news
Chatting
Send and receive money
Voice messages
Group chats
Bill-Splitting

## Social payments

Individuals and Businesses
Add-ons

As of June 30, 2023, we had 12 million active social consumers. In the second quarter of 2023, the average spend per active social consumer on our platform was 2.2 times higher as compared to other consumers. Also, in the second quarter of 2023, active social consumers transacted, on average, 3 times more than other consumers.

Our Two-Sided Ecosystem

Our Consumer Platform

Our consumer platform includes a comprehensive portfolio of products and services catering to the diverse day-to-day needs of our consumers and consists of our digital wallet, financial services, investments, and non-financial services.

•        Digital Wallet

At the heart of our consumer ecosystem is our digital wallet, which empowers millions of consumers to manage their money effortlessly and conduct various forms of payments via Pix, P2P, bill payments, P2M, BNPL, and corporate benefits. Consumers can fund their digital wallets in different ways, such as electronic funds transfers from their accounts held with other financial institutions (wire transfers or Pix), via boleto (bank slip), by receiving funds via P2P payments, payroll portability, contracting loans, or via credit card (including our PicPay Card or any credit card from a third-party issuer registered on file).

Our digital wallet was introduced with our P2P payments’ functionality and we believe it helped revolutionize the way Brazilians transfer money in real time. Subsequently, the implementation of Pix introduced more people in Brazil to instant digital payments, and this became a cornerstone of our digital wallet. By leveraging Brazil’s instant payment system, we enable consumers to engage in swift, secure, and real-time transactions. This feature was quickly adopted and has been favorable to our platform, mainly as a result of the following factors: (i) higher number of people included in digital payments for the first time, since Pix is free of charge for consumers; (ii) better and frictionless experience in onboarding clients versus traditional banking; (iii) higher engagement and cross-selling opportunities, and (iv) potential monetization coming from new products using the Pix infrastructure, expanding our total addressable market.

We are one of the largest digital wallet providers in Brazil in terms of consumers registered, based on data provided by the Brazilian Central Bank as of September 30, 2023. We have 34 million quarterly active consumers, which we expect to continue growing due to its popularity among Brazilians. Additionally, we have one of the largest numbers of registered Pix keys in our platform, with more than 49 million Pix keys registered as of June 30, 2023.

We have also entered the corporate benefits business as part of our digital wallet ecosystem. This mainly includes providing credit to employees for meals, transportation and other benefits, as well as payroll advances. These features offer advantages for both employees and employers on a single platform.

We strive to provide a complete and open payments platform that allows people to send, transfer, receive and manage their own money in a simple and innovative way, and we charge fees in connection with certain payment transactions and fund transfers carried out by our consumers through our platform. We operate an asset-light model, in which the majority of transactions on our platform are funded by credit cards from third-party financial institutions.

•        Financial Services for Consumers

We believe we have redefined the way consumers manage their finances by offering our own and third-party financial services within the PicPay platform, providing a holistic integrated experience for consumers without having to leave the app to access these services. We operate a multi-funding financial marketplace model, focusing on the distribution of products and services from third-party partners (without credit or underwriting risk to us) and our own credit products for select consumers. Through partnerships with financial institutions, we facilitate the distribution of loans and insurance offerings, empowering consumers to gain access to financial products that best suit their needs. The convenience of applying for loans or insurance products within the PicPay app has resulted in significant adoption, with consumers buying one or more of these products and originating R$1.3 billion in loans and 939,000 insurance policies in the last twelve months ended June 30, 2023.

Currently, we offer, directly and through third parties, the following products in our financial marketplace: personal loans, FGTS loan (Fundo de Garantia do Tempo e Serviço, which is the Severance Indemnity Fund for Employees in Brazil), auto-secured loans, public payroll loans, PicPay cards (credit, debit and secured cards), P2P lending, and insurance (digital wallet, cell phone, and life protection).

Data plays a significant role in personalizing the insurance products we offer, since it helps us design our solutions, adjusting coverage for consumers on an individual basis. Our Pix insurance coverage limit, for example, which is an additional protection included in the digital wallet insurance, is based on the average value of transactions that the consumer makes with their wallet balance. Therefore, we are able to deliver a product that aligns with consumers’ needs and affordability. Consumer acquisition and monitoring are conducted directly through the PicPay app. Consumers can access their insurance policies, understand coverage, ask questions and also participate in the monthly giveaways offered by the insurer. In July 2023, we reached the milestone of 1 million insurance policies issued.

In addition to products from third-party partners, we also distribute our own issued credit and debit cards and personal loans for select consumers that we believe have a favorable credit profile. We are able to leverage the user data that we collect from transactions within our ecosystem and from Open Finance consents to offer credit to those consumers who meet our strict credit underwriting criteria. We believe that as one of the largest digital wallets in the market, we are able to develop a credit history based on the everyday payments of our consumers, and also generate user credit scores based on our proprietary algorithm. Combining that with AI models and machine learning, we provide more relevant personalized offerings targeted at our consumers’ needs, increasing engagement and enhancing user experience. As of June 30, 2023, we had issued more than 20 million PicPay combo cards, and processed more than 1 billion transactions and R$41.5 billion in TPV since the launch of our PicPay combo card product.

We intend to continue to broaden the range of financial services offered to our consumer base over time. In February 2023, we acquired BX Blue, a Brazilian fintech specialized in the distribution of public payroll loans through its fully digital financial marketplace. With this acquisition, we are entering a market that accounted for 17% of the consumer credit market in Brazil as of December 2022, based on outstanding credit balances, according to data from the Brazilian Central Bank.

•        Investments

Our investments empower consumers to grow their wealth within the PicPay ecosystem. We offer several investment products, such as CDBs (Certificates of Bank Deposits), equities, fixed income and person-to-business, or “P2B,” lending.

One of our investment products that has gained substantial traction is our Piggy Bank (Cofrinho), which allows consumers to invest their savings for a predetermined period while yielding attractive returns. Our CDBs with different maturity and interest rates, range from daily liquidity (when invested in our Piggy Bank, yielding 102% over the Brazil Interbank Deposit Certificate, or “CDI, rate”), to 3, 6, 12 or 24-month, yielding 103%, 105%, 110% and 114% over CDI, respectively.

Our consumers can also lend to corporations with attractive yields through our P2B lending product. Additionally, we have recently introduced other fixed income products and equity and multimarket funds, which enables our consumers to diversify their investment portfolio.

•        Non-Financial Services for Consumers

Beyond financial products, our multifaceted platform also caters to other consumer needs. We offer a wide range of products and services to our consumer base, including digital goods, such as in-game credits, cell phone recharge credits (top-ups), food delivery, ride-hailing, streaming, gift cards and transportation tickets and online shopping in-app or through our affiliate model that directs our consumers to our partners’ websites like Amazon, Shopee, AliExpress, which qualifies for a merchant funded cashback deposited directly in our consumers’ digital wallet.

Our Business Platform

Our offerings for businesses are designed to streamline financial operations for enterprises, offering several tools and features that cater to diverse business needs. Such solutions encompass payments acceptance through a comprehensive merchant acquiring platform for online and brick-and-mortar businesses, as well as multiple financial and non-financial services.

Payment Solutions

We offer complete digital and physical payment solutions to businesses, allowing them to facilitate checkout and payment processes on their e-commerce websites or in-store. There are five primary channels that businesses can receive payments from consumers within our system, as follows (i) proprietary QR Code, through which PicPay consumers can scan a physical or online QR Code and businesses receive payments directly from a PicPay account, (ii) Pix in app or through a physical QR Code, enabling businesses to receive payments from other wallets and financial apps, (iii) POS device terminals of third-party merchant acquirer partners enabled to capture our own QR Code, (iv) e-commerce purchases, captured through our online payment checkout (e-wallet), directly integrated with the consumers’ PicPay wallet and (v) payment link, sent through PicPay direct message feature or WhatsApp, allowing consumers to pay PicPay sellers. We believe that our platform offers comprehensive analytics and reporting features, allowing businesses to gain insights into their financial performance, track past transactions, and analyze consumer behavior. We believe that these data-driven insights empower our business customers to make informed decisions, optimize their operations, and tailor marketing strategies.

We intend to strengthen and grow our payments solutions suite for businesses. In the first half of 2023, we introduced key initiatives beginning with the roll-out of our own merchant acquiring platform, allowing PicPay to operate as a full merchant acquirer in order to capture, process and settle all card transactions done in app, eliminating our need to rely on other acquirers and driving more cost efficiencies upfront. We expect to grow our merchant acquiring capabilities for both online and in store purchases and sign up with more sellers.

Additionally, we are focused on leveraging and improving the user experience for our online checkouts to leverage our PicPay e-wallet usage and expanding adoption nationally by partnering with leading global companies such as Uber, Google Play, and AliPay (AliExpress, Kwai) and several other online sellers and online platforms across various categories.

Financial Services for Businesses

We offer a comprehensive and holistic suite of solutions to empower businesses to conduct their operations more efficiently and seamlessly, such as business accounts, cards, prepayment options, and working capital solutions. We provide businesses with a dedicated digital wallet for day-to-day payments and banking transactions, which serves as a centralized hub for their financial activities. Businesses can manage transactions, track revenues, and simplify reconciliation, reducing administrative burden and ensuring financial data accuracy. We believe that our prepayment and working capital solutions help businesses to manage their cash flows, by funding their accounts in advance. Moreover, businesses are able to receive their consumers’ receivables in advance as well as access credit lines for short-term liquidity. Such solutions are either funded through our financial institution partners or with our own balance sheet, providing capital for expansion, inventory restocking or other growth initiatives.

Non-Financial Services for Businesses

Our non-financial services for businesses include the PicPay Shop, which is an open e-Commerce platform that allows businesses to offer a wide range of products and services to our consumer base, including online shopping in-app or through our affiliate model that directs our consumers to our partners’ websites, including Amazon, Shopee and AliExpress, which qualifies our consumers for a merchant funded cashback deposited directly in their digital wallet.

Online shopping through PicPay has gained significant popularity, enabling consumers to make secure and convenient purchases from a wide range of more than 240 merchants as of June 30, 2023, totaling R$1.6 billion in TPV in the last twelve months ended June 30, 2023, reflecting the trust of our consumers in PicPay as a preferred platform to procure products, services, and experiences.

We also offer advertising solutions, or “Ads,” and a B2B marketplace, helping businesses grow and reach new consumers. PicPay’s Ads content includes recommendations and branded content created by our partners, advertiser funded rewards, such as discounts, incentives and coupons integrated with consumers wallets, and monetized transactions, in which audiences are given financial incentives to watch, click or share promoted content. Our advertising solutions allow merchants and brands to reach audiences based on consumer behavior and purchase history to drive actions, such as shopping, watching and sharing content.

Our B2B marketplace on PicPay app offers businesses a convenient way to source products and services for their businesses and serves as a platform for businesses to connect with suppliers, access bulk purchasing options and streamline procurement processes. The marketplace also facilitates sales and distribution processes for distributors and retailers. Through our platform, businesses are able to see all available products, with prices and discounts in real time, place their orders 24 hours a day and schedule and manage delivery dates at their convenience.

Our Market and Trends in Our Favor

Overview

Brazil is a large and dynamic region with a total population of 203.1 million people as of December 31, 2022, and a GDP of R$9.9 trillion in 2022, according to IBGE. Despite the size of its economy, and the relatively high penetration rate of internet and mobile connectivity, Brazil remains significantly underpenetrated with respect to financial services compared to developed economies, as evidenced by the large number of adults that remain unbanked, the relatively low level of household debt and the relatively low adoption of credit cards.

Our Market Opportunity

According to Euromonitor, Brazil is expected to achieve a mobile proximity payment CAGR of 43.0% from 2023 to 2027, reaching R$120.4 billion by 2027. Mobile proximity payments include digital and/or electronic payment transactions made by a consumer to a business for either goods or services, in which the device must interact with the POS terminal in some way in order to initiate the payment transaction. This growth rate is expected to outpace other countries in the region. Colombia, for example, has an expected CAGR of 23.0% during the same period, highlighting the disparity in the expected rates of adoption of mobile proximity payment rates. Brazil’s expected CAGR is also notable when compared with other developing countries. Mexico and Chile, for example, are expected to experience CAGRs of 20.3% and 10.2%, respectively between 2023 and 2027. The United Kingdom and the United States lag with expected CAGRs of 15.0% and 9.2%, respectively, between 2023 and 2027. Brazil is also expected to surpass India, which is expected to have a 40.9% CAGR in the same period. Moreover, mobile remote payments, which are already in a more developed stage, are also expected to grow at double-digit rates in Brazil, with a forecasted CAGR of 16.0% between 2023 and 2027, reaching R$1.1 trillion by 2027.

In future years, according to Euromonitor, Brazil is expected to maintain its robust growth in credit card transactions, with a projected CAGR of 10.6% between 2023 and 2027. Credit card networks are offering additional benefits to attract consumers, such as more discounts, cashback, or rewards for spending in certain specific establishments. Moreover, traditional benefits, such as miles and access to airport lounges had a setback during the COVID-19 pandemic, but are becoming popular again among consumers as travel resumes.

Despite recent developments, the access to credit in Brazil is relatively limited for low-income consumers. For example, only 8.0% of credit card users have an income lower than the monthly minimum wage in 2022, while 18.8% of credit card users earned between five and ten times the monthly minimum wage, accounting for the largest income group within the user base in the same year, according to the Brazilian Central Bank. With respect to payroll loans, consumers with up to one times minimum wage accounted for 12.3% of borrowers, while consumers who earned five to ten times minimum wage corresponded to 20.4% of total payroll loan borrowers in 2022, which indicates that Brazilians with lower income often turn to their payrolls as a source of credit. We believe that low-income consumers are underserved by banks in terms of credit card offering, and there is an opportunity to provide a product which helps them manage cashflow and be responsible with credit.

On the acceptance side for businesses, there is still white space in the merchant acquiring sector (which is defined as the sector in which merchant acquirers process payments on behalf of a merchant or business), which reached R$3.3 trillion in 2022 or 53% of household consumption, according to ABECS, as well as a significant opportunity for helping businesses accept instant payments (PIX). As more companies adapt their systems to accept Pix, there is an increase in consumer adoption of this method as a replacement for cash. We are well-positioned to serve businesses with payments acceptance solutions using Pix, credit card or bank transfers, given the ubiquity of our digital wallet and scale of our consumer base which is highly attractive market for businesses.

Our Consumers

According to our internal data as of June 30, 2023, our consumer base of 34 million quarterly active consumers primarily consists of a younger demographic, with an average age of 35 years-old. In addition, more than 70% of our consumers are lower-middle to low-income and approximately 72% are located in the Southeastern and Northeastern regions of Brazil. Moreover, we also have a meaningful penetration amongst the more affluent demographic, with more than 3 million consumers with monthly gross income above R$10,000 (being less than 5% of the economically active population according to IBGE in 2015), where we expect to enhance our value proposition with the new banking and investment products, and more than 6 million consumers with monthly gross income above R$5,000. The graphic below illustrates certain information about our consumers:

# Our Clients:
## Young, Tech Driven and Early Adopters

82% 18%

**PicPay Consumer Base Distribution**

15%
23%
49%
13%

**Brazilian Population Distribution**[2]

| | |
|---|---|
| North + Central-West | **17%** |
| South | **14%** |
| Southeast | **42%** |
| Northeast | **27%** |

### Social Class[1]

3%
21%
76%
High Income
Upper-Middle Income
Lower-Middle & Low Income

### Age

8%
24%
13%
35
years-old
23%
31%
18 to 24
25 to 34
35 to 44
45 to 54
55 or above

____________

(1)      High income: monthly gross income above R$15,000 or wallet balance/investments above R$40,000. Upper-Middle Income: monthly gross income between R$4,000 to 15,000. Lower-Middle & Low Income: monthly gross income between R$0 to 4,000.

(2)      Cidadania Financeira 2021 Report from the Brazilian Central Bank.

We believe we are leading the digital transformation wave in Brazil, and possess a national footprint, covering all demographics segments in Brazil. Our ecosystem was built to be a one-stop-shop, aiming to reach the highest number of Brazilians that have access to smartphones and internet, across all ages and social classes. In addition, we believe our strong traction with younger and tech-savvy consumers helps us to achieve higher retention and greater lifetime value (LTV), as we grow with our consumers throughout their lives while they accumulate wealth and reach certain milestones in lives that expand their financial needs.

As we evolve from our digital wallet into a broader platform, offering a larger suite of products and services to our consumers, including banking and investment products, we have started to adopt a more customized approach to our consumer base, moving away from a one size fits all approach in terms of product offerings and promotions, to a tailor made and personalized approach for each consumer segment. This will help us to increase cross selling opportunities and better meet the financial needs for each consumer segment. Currently, our consumer base comprises four consumer segments: Low Income, Middle Income, High Income, and High Income Plus, as illustrated below:

Accordingly, we have also evolved our value proposition for each consumer segment. For instance, some consumer segments have different home screens, with personalized product and service offerings, and exclusive support from an account manager, in addition to our 24/7 call center support.

Key Tailwinds

Increasing Digitization of Financial Services

We believe that Brazil’s growing digital landscape provides us with a significant growth opportunity, particularly in the instant payments category, which has been enhanced by Pix rails in recent years. According to information provided by ACI Worldwide, Brazil is expected to be the second largest country in terms of real-time payment transactions per individual per month by the end of 2027, reaching approximately 51.8 transactions per individual per month, only behind Bahrain (83.3 transactions per individual per month) and ahead of countries in which instant payments were launched and became widespread among the population years ago, such as India which launched the Unified Payments Interface (UPI) in 2016 and is expected to achieve an average number of 18.2 transactions per individual per month in 2027.

In terms of all real-time payments conducted globally and according to ACI Worldwide data, Brazil accounted for a 16% share by the end of 2022, second only to India, which achieved a 46% share. Additionally, Brazil is expected to have a CAGR of 31% from 2022 to 2027 in terms of the number of real-time payments. This is the highest growth rate compared to Latin America (29%), the Middle East, Africa and South Asia (21%), Asia Pacific (14%), Europe (21%), and North America (27%).

Favorable Regulatory Initiatives

The pandemic in 2020 led to a significant shift in consumer behavior, when the interest in and adoption of digital accounts and financial platforms increased substantially. According to information provided by the Brazilian Central Bank, the average banking relationships, or number of bank accounts, per individual in Brazil reached 5.4 at the end of 2022, which more than doubled over the last ten years, when Brazilians had an average number of 2.1 accounts per individual. This trend is indicative of a strong tailwind driving the expansion of Open Finance coverage among Brazilians. Since the launch of Open Finance in 2021 as one of the key regulatory initiatives developed by the Brazilian Central Bank to improve consumers’ banking experience, we are experiencing a more innovative environment as financial institutions start to provide a wide range of new products and solutions. We are positioned to capture this opportunity as, at the end of July 2023, according to data available from Open Finance (openfinancebrasil.org), we were the third largest Open Finance player in terms of unique consents, reaching 11% market share, only behind Itaú (24%) and Nubank (26%).

As part of the Brazilian Central Bank’s agenda of innovation, payment initiation is key to enhancing digitization and fostering engagement among consumers. It allows third-party providers to initiate payments on behalf of consumers, making it easier for them to transfer funds and make payments using different financial services providers without having to switch between different mobile apps and bank accounts, reducing time and friction (for further details, see “Business — Our Products and Solutions — Businesses Ecosystem — Direct Message). We started operating as a payment initiator in February 2023, providing the ability to complete Pix transactions from other financial institutions through our Account Aggregator. We have observed that transactions initiated by PicPay are growing, which we believe allows us to increase overall spending across both financial and non-financial products and services offered through our open platform.

Lastly, based on information from the Brazilian Central Bank and the Company’s estimates for the merchant acquiring services revenue pool in the last three years, we observed a CAGR of 16%, reaching R$19.6 billion in 2022, with credit cards representing 68% of the total, due to the higher merchant discount rates (“MDRs”) charged for credit transactions.

Our Strengths and Competitive Advantages

As a result of our unique approach and scale, we believe we are favorably positioned to continue to grow our business with attractive unit economics and expand our addressable market. We expect that our competitive advantages will continue to strengthen as we scale further and compound over time on the back of our large consumer base, our broad product offering and holistic ecosystem. We believe that the key to our success is based on the main factors described below.

Significant Scale of Customer Base

Our open platform approach combined with a multitude of cash-in (funding) sources and cash-out (payments) methods has allowed us to become one of the largest day to day payments apps in Brazil according to the Brazilian Central Bank. We believe that the scale of both our consumer and business customer base provides a sizable opportunity for up-selling and cross-selling our products and services. Our scale also enables us to establish favorable partnerships with financial institutions to provide attractive pricing for our consumers.

Our One-Stop-Shop Model.

We believe that we offer a holistic financial platform that is designed to address the daily financial, shopping and communication needs of our consumers, connecting them to each other and to businesses and third-party financial institutions through a simple, intuitive and seamless platform that leverages social features and user experience. By being a one-stop shop for our consumers, we believe that we position ourselves in all stages of the daily lives of our consumers, boosting engagement, retention and cross-selling opportunities while improving user experience.

Our Strong Brand Recognition.

We believe that we have built a highly recognized and trusted brand in Brazil. Our brand was recognized by 89% of Brazilian adults surveyed by Ginger, an independent boutique market research firm, in June 2023. We also ranked first in the “Top of Mind” survey of payment apps and digital wallets in Brazil, a survey commissioned by us and conducted by Ginger, an independent a boutique market research agency, in March 2023. When asked which brand of payment app or digital wallet came to mind, approximately 25% of respondents in this survey mentioned our application, placing us ahead of PayPal (16%) and PagBank (7%), among others. In an independent survey conducted by Mobile Time/Opinion Box in September 2023, PicPay was ranked as the second most popular digital bank/digital wallet in Brazil. When asked which banks/digital wallets people used to transact through an app on their smartphone, approximately 39% of respondents named PicPay, placing us only behind Nubank (51%) and ahead of Mercado Pago (32%), PayPal (26%), and C6 Bank (22%).

Our Powerful Network Effects.

We believe that we benefit from powerful network effects by connecting consumers and businesses, driving accelerated growth of our consumer and business customer base at low costs and driving higher engagement and retention. The two-sided nature of our ecosystem is complementary with each side reinforcing the growth of the other side, building a virtuous value cycle for both consumers and businesses, who are drawn to our platform’s convenience. As more consumers join the platform, more businesses and third-party financial institutions are incentivized to come onboard, which further attracts more consumers. Furthermore, we believe our social network drives user engagement by allowing consumers to connect, interact, and transact with friends, families, and businesses. We believe this reinforces the flywheel effect, as more consumers join the social network, it becomes increasingly valuable to each participant, and motivates them to bring their contacts into the ecosystem.

Our Differentiated Approach To Product Development.

We believe that our decentralized organizational structure and playbook of product development enables us to launch and scale new products and services faster than our peers. PicPay is structured into different business units, in which each unit has full responsibility, autonomy and dedicated squads to run its business on a day-to-day basis, prioritizing the launch of products and services aligned with our corporate strategy, while at the same time being committed to driving increased profitability for the overall company. The chart below shows the evolution of products and services launched since the first half of 2021:

**1H21**

- Personal Loan
- PicPay Card
- Direct Message Feature

**2H21**

- PicPay Shop
- Acceptance Through 3rd Party Acquirers

**1H22**

- Pix Credit
- P2P Lending
- Digital Wallet Insurance
- Credit Score
- Credit Monitoring
- Payroll Portability
- vehicle Debt Mgmt. (tickets & IPVA)
- Bill Payments Hub
- FGTS Loans
- Integrated QR Code
- International Remit. & Exch.
- Banking License

**2H22**

- Open Finance Hub
- Personal Finance Management
- Virtual Pre-Paid Card (Merchants)
- P2B Lending
- Piggy Bank
- Cell Phone Insurance

**1H23**

- Bill Split
- Payroll Loan (BX Blue)
- Additional Card
- Corporate Benefits
- CDBs
- Account Aggregator
- Auto-Secured Loan
- Insurance for Pix Transactions
- Life Insurance

Our Innovative Technology.

We leverage cutting-edge proprietary technology, including AI-driven models, robust security features, and a user-friendly interface, with the purpose to continually enhance the user experience and maintain our competitive edge. Our approach also allows us to embrace new technologies, such as instant payments (P2P, Pix and P2M) and Open Finance without any conflicts of interest. We process many types of transactions, including Pix, which processes over 20,000 payments every minute in connection with more than 49 million Pix keys registered on PicPay as of June 30, 2023. This is made possible by our 100% availability, which allows us to maintain our ‘A’ level with the Brazilian Central Bank. We also rely on a significant amount of proprietary data to drive our decision making on new products, credit analysis, cross selling, incentives and to improve the experience for consumers and businesses.

Our World-Class Management Team.

We believe that we have attracted highly talented and experienced executives from the most successful companies across payments, banking, e-commerce, and technology, who have brought deep expertise and creative ideas in technology development, data analytics, product design, branding, business and people management, corporate strategy and credit underwriting, and are closely aligned with our mission and vision. This is supported by a robust governance structure, consisting of executive committees, including risk, compliance, ethics, anti-money laundering, data security and privacy committees.

Our Accretive Acquisition Strategy And Integration Capabilities.

Our team boasts a deep understanding of the technology and financial services landscape, enabling us to identify strategic acquisition targets that align with our products and services portfolio. We believe our industry expertise, built over the years of PicPay’s existence, together with our open platform fundamentals, empowers us to make informed decisions and target companies that can drive synergies and complement our offerings. Furthermore, our robust project management and integration processes ensure a smooth post-acquisition transition, which includes the efficient assimilation of technology, systems, and people, minimizing disruptions and maximizing realization of operational, revenues and costs gains. For instance, we started offering public payroll loans in our app via BX Blue in April 2023, only two months after the acquisition. Moreover, we launched our own corporate benefits product in less than a year after acquiring technology from Usemobile, a company focused on the development of mobile applications and web systems.

Our Advantaged Unit Economics.

We believe that we operate with favorable unit economics, as evidenced by our ability to recover our consumer acquisition costs, or “CAC,” with cumulative contribution margins in 11 months on average, while continuing to expand revenue and contribution margins significantly thereafter. We measure our consumer acquisition efficiency by comparing the lifetime value, or “LTV,” of our consumers to the CAC of those acquired consumers. We believe our favorable payback dynamics and strong revenue retention rates are supported by our ability to deliver high consumer engagement, low churn, and strong ability to scale and monetize new products and services.

Additionally, we have been able to maintain our average cost to serve per active consumer at low levels (R$4.1, or US$0.8, on a monthly basis, based on the real/U.S. dollar exchange rate of R$4.8192 per US$1.00 as of June 30, 2023). This is due to our ability to scale our platform and leverage sustainable cost advantages.

Our Vision for the Future

Our growth strategy is centered on a multi-faceted approach designed to solidify our position as a leading financial services platform in Brazil. We believe that through the initiatives below, we are poised for sustainable growth and are confident in our ability to create long-term value for our investors and stakeholders.

Grow within our consumers’ financial lives.

By adding new products and services to our platform and using our digital wallet to access millions of consumers, we bring more usage with product depth and our app becomes part of our consumers’ daily routine. In the last twelve months, we launched, on average, one product per month, driving higher engagement and decreasing the average time our consumers take to adopt more products. As we further improve our platform and user experience, and expand our ecosystem by introducing new products and services, not only do older cohorts increase the adoption of new products and services, but new cohorts onboard at more mature levels and adopt new products and services faster.

Principality.

Our strategic vision includes a clear commitment to becoming our consumers’ primary financial services platform, and we believe our consumers are increasingly choosing PicPay as their primary financial services provider relationship as they become more comfortable with our solutions and user experience, increasing engagement and usage of our products. As of June 30, 2023, 24% of our active consumers use PicPay as their primary financial services platform, and we aim to grow this level of engagement over the next few years. We consider ourselves to be the primary financial services provider relationship for those of our active consumers who have added 50% or more of their post-tax monthly income into their PicPay digital wallet or share of wallet of 50% or more of their credit card limit taken or have 3x their post-tax monthly income invested in any of our investment products.

Continuously improving our multi-funding strategy.

We are actively expanding our network of partners, by forging strategic alliances with banks, financial institutions, and investors. In tandem with partner expansion, we expect to increase the share of PicPay proprietary products (PicPay credit card, personal loans, among others) in our digital wallet and financial marketplace amongst our consumers. The low penetration of our own credit products presents an opportunity for us to enhance the PicPay Card and personal loans on our open platform and engage our consumer base. As we evolved in our strategy from a digital wallet to a broader platform, we observed that our own credit products were crucial for consumer engagement and are key products to drive growth and profitability in our ecosystem. Accordingly, we decided to adopt a multi-funding strategy approach for our financial services, including “on balance” credit for core and selected products, such as credit cards and personal loans, which accelerated our move to fully internalize our PicPay credit card operations, including origination, underwriting, collection, and consumer support. We began originating loans on our balance sheet in October 2023 and we expect the PicPay Card to be transferred to PicPay from Banco Original in January 2024, and we plan to fully internalize our credit card operations at the beginning of 2024. We believe that by offering our own products and increasing credit exposure to selected consumers and businesses, we foster the growth of our entire ecosystem and significantly improve engagement within our app, expand up-selling and cross-selling opportunities, which should enhance our unit economics.

Business diversification.

We are constantly innovating to provide consumers and businesses with access to new payment methods, financial and non-financial services, aiming to diversify our revenue base to other products in addition to our digital wallet. For the first half of 2023, our digital wallet represented 85% of our revenue. We continue to introduce new financial and non-financial services, such as PicPay Cards (credit, debit and secured cards), loans (personal, payroll, FGTS, auto secured), a wide range of insurance and investments products and the PicPay Shop, benefiting new and existing consumers. In February 2023, we entered into the corporate benefits business, which includes flexible vouchers (meal, mobility, among others), payroll advance, balance sharing between PicPay’s consumers, payroll (FOPAG), and payroll management. With this new business, PicPay brings together advantages for both employees and human resources departments in a single platform. Additionally, we are focused on improving our products and services so that they are applicable to a wide range of businesses. For example, our recently introduced working capital feature provides critical functionality to businesses. We also intend to expand our value proposition to online and offline merchants going beyond QR Code payments and Pix, and also offer our full acquiring platform through POS terminals, electronic cash registers (ECRs) and Tap on Phone solutions, which will also create opportunities to offer other financial and banking solutions to service entire lifecycle of our business customers integrated into our ecosystem.

Customized and personalized approach.

We aim to have a more comprehensive and tailored portfolio of products and services, further enhancing our value proposition beyond the digital wallet and day-to-day payments services, becoming a much broader and deeper two-sided financial ecosystem. We have moved from a one size fits all approach to more targeted and personalized marketing communication and product offerings by analyzing and understanding the financial needs of the various segments of our consumer base. In line with this approach, we are investing in new ads to enhance brand awareness, communicate our new positioning and deliver a more target value proposition.

Open Finance and instant payments.

We continue to strengthen our core strategy to embrace Open Finance and instant payments as independent partners to our consumer and business customers. By focusing on providing the best user experience and transparency, we are committed to leveraging these core principles not only to revolutionize the way consumers and businesses manage their finances, but also to become their financial services platform of choice capable of centralizing all their financial activities in a single hub and having our consumers’ best interests at heart. As of July 31, 2023, PicPay has one of the highest market shares for Open Finance and Pix adoption, with a market share of 11% of consumer consents (i.e. consents received from consumers to share their data with PicPay) and approximately 20% market share of Pix coverage, according to information provided by the Brazilian Central Bank.

Accretive Inorganic Growth Opportunities.

We intend to accelerate our growth by acquiring companies that will expand our product portfolio, improve our capabilities, increase our presence along the value chain or shorten our path to new markets. For instance, the acquisition of Guiabolso accelerated our entry into Open Finance, bringing new technology and expertise to position us as one of the leading players in the market. In February 2023, we acquired BX Blue, a digital marketplace focused on public payroll loans, enabling us to enter a new industry vertical for collateralized products and helping to further diversify our credit portfolio.

Recent Developments

Liga Invest Acquisition

On January 23, 2023, J&F Participações transferred all of its shares in Liga Invest Distribuidora de Títulos e Valores Mobiliários Ltda., or “Liga Invest,” a brokerage firm and securities dealer, to PicPay Brazil for approximately R$27.4 million. As a result of this transaction, Liga Invest became a wholly-owned subsidiary of PicPay Brazil. On January 24, 2023, PicPay Brazil made a capital contribution of R$25.0 million to Liga Invest in exchange for 25,000,000 common shares of Liga Invest. On May 3, 2023, Liga Invest changed name to PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda.

BX Acquisition

On February 2, 2023, our subsidiary Guiabolso acquired all of the quotas in BX from BX Business LLC. The purchase price was R$9.5 million plus earn-out consideration in an amount equal to 25% of BX’s future net profit for each of the years in the five-year period ended December 31, 2027, up to a maximum amount of R$70.0 million and subject to certain terms and conditions. BX is active in the Brazilian public payroll loan market and business process outsourcing for back-office payroll loans.

Transfer of Banco Original Retail Business

In 2023, J&F Participações announced its plan to integrate Banco Original’s retail operations with PicPay, allowing both companies to focus on their respective strengths (PicPay in retail and Banco Original in wholesale, corporate and agribusiness). This is expected to allow each company to focus on its core segments while benefiting from operational and financial synergies. The integration of Banco Original’s retail operations began with the transfer of its checking accounts held by individuals, including associated assets, to the PicPay platform in July 2023. We began originating personal loans in October 2023, and we expect to transfer the PicPay credit card portfolio to PicPay from Banco Original in January 2024, and we plan to fully internalize our credit card operations at the start of 2024. For more information, see “Business — Our History — Recent Acquisitions and Corporate Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors Affecting our Financial Condition and Results of Operations — Acquisitions and New Lines of Business and Other Developments.”

Discontinuation of Cryptocurrency Activities

In July 2022, we gave our consumers the ability to hold cryptocurrency assets on our platform. These assets are legally held by a third party custodian. As of December 31, 2022, consumers held cryptocurrency assets on our platform with a fair value of R$12.7 million (US$2.4 million). In October 2023, we began to wind down our cryptocurrency activities and no longer allow our consumers to deposit new cryptocurrency assets in their wallets. In addition, we are requiring our consumers with existing cryptocurrency balances to transfer their remaining cryptocurrency assets out of our wallet or liquidate their balances by December 11, 2023. Accordingly, by December 20, 2023, we will no longer host any cryptocurrency assets or offer any cryptocurrency services on our platform.

Our Corporate Structure

The following chart reflects our corporate structure as of the date of this prospectus:

____________

(1)      All of the issued and outstanding capital stock of J&F Participações is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders. For more information about the shareholders’ agreement of J&F Participações, see “Principal Shareholders — Shareholders’ Agreement of J&F Participações.”

(2)      Mr. Anderson Chamon is PicPay Brazil’s co-founder and its vice-president of technology and products.

(3)      Mr. José Antonio Batista Costa is our chairman and CEO. He is a nephew of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders. For more information about Mr. José Antonio Batista Costa, see “Management.”

(4)      Mr. Anderson Chamon holds 80% of the total capital stock of Belami Holdings. Mr. José Antonio Batista Costa holds the remaining 20% of the total capital stock of Belami Holdings.

(5)      Mr. José Antonio Batista Costa holds 90% of the total capital stock of JAB Holland. Mr. Anderson Chamon holds the remaining 10% of the total capital stock of JAB Holland.

(6)      Other shareholders includes AGR Capital.

The following chart reflects our corporate structure, after giving effect to this offering (assuming no exercise of the underwriters’ option to purchase additional shares).

____________

(1)      All of the issued and outstanding capital stock of J&F Participações is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders. For more information about the shareholders’ agreement of J&F Participações, see “Principal Shareholders — Shareholders’ Agreement of J&F Participações.”

(2)      Mr. Anderson Chamon is PicPay Brazil’s co-founder and its vice-president of technology and products.

(3)      Mr. José Antonio Batista Costa is our chairman and CEO. He is a nephew of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders. For more information about Mr. José Antonio Batista Costa, see “Management.”

(4)      Mr. Anderson Chamon holds 80% of the total capital stock of Belami Holdings. Mr. José Antonio Batista Costa holds the remaining 20% of the total capital stock of Belami Holdings.

(5)      Mr. José Antonio Batista Costa holds 90% of the total capital stock of JAB Holland. Mr. Anderson Chamon holds the remaining 10% of the total capital stock of JAB Holland.

(6)      Other shareholders include: (a) AGR Capital, which will directly own            % of our Class A common shares, 0% of our Class B common shares and            % of our total common shares immediately following the consummation of this offering; and (b) investors purchasing our Class A common shares in this offering, who will own            % of our Class A common shares, 0% of our Class B common shares and            % of our total common shares.

Corporate Information

Our principal executive offices are located at Av. Manuel Bandeira, 291, Block A, 1st floor (22 and 23), 2nd floor and 3rd floor, São Paulo, SP, 05317-020, Brazil. Our principal website is www.picpay.com. The information contained in, or accessible through, our website is not incorporated by reference in, and should not be considered part of, this prospectus.

Summary of Risk Factors

Investing in our Class A common shares involves risks. You should carefully consider the risks described in the “Risk Factors” before making a decision to invest in our Class A common shares. If any of these risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our Class A common shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face.

Risks Relating to Our Business and Industry

•        A decline in the use of our payment platform or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations.

•        A decline in the use of credit or debit cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations.

•        We rely on payment card networks to process the majority of our transactions. If we fail to comply with the applicable requirements of the payment card networks, we could be fined, suspended or terminated from the networks, which would have a material adverse effect on our business, financial condition and results of operations.

•        Our systems and our third party providers’ systems may fail due to factors beyond our control, which could interrupt our provision of services, cause us to lose business, increase our costs and impair our ability to provide our services and products effectively to our consumers.

•        Inadequacy or disruption of our disaster recovery plans and procedures in the event of a catastrophe would adversely affect our operations.

Risks Relating to Legal and Regulatory Matters

•        Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.

•        We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could harm our business, financial condition or results or operations.

•        Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.

•        We are subject to anti-corruption, anti-bribery, anti-terrorism and anti-money laundering laws and regulations and any failure to comply with these regulations may lead to criminal liability, administrative and civil lawsuits, significant fines and penalties, loss of key banking and other relationships, forfeiture of significant assets, as well as reputational harm.

•        Misconduct of our directors, officers, employees, consultants or third-party service providers could harm us by impairing our ability to attract and retain consumers and subjecting us to legal liability and reputational harm.

Risks Relating to Brazil

•        The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazil’s political and economic conditions, could harm us and the price of our Class A common shares.

•        Political instability in Brazil may harm us and the price of our Class A common shares.

•        Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future could harm our business and the price of our Class A common shares.

•        Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

•        Fluctuations in interest rates may harm our business.

Risks Relating to Being a Foreign Private Issuer and an Emerging Growth Company

•        As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

•        As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain stock exchange corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of our Class A common shares.

•        We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

Risks Relating to Our Class A Common Shares and this Offering

•        There is no existing market for our Class A common shares, and we do not know whether one will develop to provide you with adequate liquidity. If our share price fluctuates after this offering, you could lose a significant part of your investment.

•        Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline.

•        We have granted the holders of our Class B common shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.

•        Our Articles of Association contain anti-takeover provisions that may discourage a third-party from acquiring us and adversely affect the rights of holders of our Class A common shares.

•        We do not anticipate paying any cash dividends in the foreseeable future.

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These provisions include:

•        the ability to present more limited financial data for our IPO, including presenting only two years of audited consolidated financial statements and only two years of selected financial data, as well as only two years of related management’s discussion and analysis of financial condition and results of operations disclosure;

•        an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

•        to the extent that we no longer qualify as a foreign private issuer, (1) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (2) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of certain of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of the above-described provisions. For example, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS, as issued by the IASB, we have irrevocably elected not to avail ourselves of any extended transition period provided for by IFRS and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies. References to an “emerging growth company” in this prospectus shall have the meaning associated with that term in the JOBS Act.

The Offering

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our Class A common shares. You should carefully read this entire prospectus before investing in our Class A common shares including “Risk Factors” and our audited consolidated financial statements.

Issuer	PicS Ltd.
Number of Class A common shares offered	Class A common shares.
Offering price range	Between US$ and US$ per Class A common share.
Voting rights

The Class A common shares will be entitled to one vote per share, whereas the Class B common shares (which are not being sold in this offering) will be entitled to 10 votes per share. See “Description of Share Capital — Voting Rights.”

Preemptive rights

Holders of our Class B common shares are entitled to preemptive rights to purchase additional common shares in the event that we issue additional Class A common shares, upon the same economic terms and at the same price, in order to allow them to maintain their proportional ownership interests. This right to maintain a proportional ownership interest may be waived in respect of any capital increase in our company by the holders of a majority of our Class B common shares and is not applicable in the context of an initial public offering of shares. For more information, see “Description of Share Capital — Preemptive or Similar Rights.”

In addition, see “Risk Factors — Risks Relating to Our Class A Common Shares and this Offering — We have granted the holders of our Class B common shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.”

Option to purchase additional Class A common shares

We have granted the underwriters the right to purchase up to an additional            Class A common shares from us within 30 days of the date of this prospectus, at the public offering price, less underwriting discounts and commissions payable to us, on the same terms as set forth in this prospectus.

Listing	We intend to apply to list our Class A common shares on Nasdaq, under the symbol “PICS.”
Use of proceeds

We estimate that the net proceeds to us from the offering will be approximately US$            (or US$            million if the underwriters exercise in full their option to purchase additional shares), assuming an initial public offering price of US$            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to fund our growth strategy, which may include M&A transactions, and for general corporate purposes. To this end, we intend to contribute the net proceeds from this offering to our operating subsidiary PicPay Brazil in the form of one or more capital contributions. See “Use of Proceeds.”

Share capital before and after offering

Immediately prior to the completion of this offering,            Class A common shares and            Class B common shares of our authorized share capital will be issued, fully paid and outstanding. Upon the completion of this offering, we will have            Class A common shares and            Class B common shares of our authorized share capital issued and outstanding (assuming the underwriters do not elect to exercise their option to purchase additional shares) or            Class A common shares and            Class B common shares of our authorized share capital issued and outstanding (assuming the underwriters’ option to purchase additional shares is exercised in full).

The remaining authorized but unissued shares are presently undesignated and may be issued by the board of directors of PicS as common shares of any class or as shares with preferred, deferred or other special rights or restrictions. See “Description of Share Capital.”

Dividend policy

The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders. We do not anticipate paying any cash dividends in the foreseeable future. See “Dividends and Dividend Policy.”

Lock-up agreements

We, our executive officers and directors, and all of our existing shareholders intend to enter into lock-up agreements that restrict us and them, subject to specified exceptions, from selling or otherwise transferring any of our Class A common shares or securities convertible into, exchangeable for, exercisable for, or repayable with our Class A common shares, including our Class B common shares, for 180 days after the date of this prospectus without first obtaining the written consent of            . For more information about these lock-up agreements and the exceptions thereto, see “Underwriting.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our Class A common shares.

Summary Financial and Other Information

The summary financial information presented below has been derived from the audited consolidated financial statements of PicS as of and for the years ended December 31, 2022 and 2021, prepared in accordance with IFRS, as issued by the IASB.

This information should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements, included elsewhere in this prospectus.

Financial Data

	For the year ended December 31,
	2022(1)	2022	2021
	(in US$ thousands)	(in R$ thousands)
Statement of Profit or Loss Data
Net revenue from transaction activities and other services	159,710	833,318	226,282
Financial income	402,856	2,101,981	918,428
Total revenue and income	562,566	2,935,299	1,144,710
Cost of sales and services	(144,958)	(756,346)	(572,228)
Selling expenses	(163,626)	(853,750)	(1,260,280)
Administrative expenses	(135,663)	(707,848)	(488,062)
Financial expenses	(241,418)	(1,259,646)	(445,392)
Other expenses	(27,816)	(145,133)	(358,304)
Other income	16,969	88,539	79,046
Income taxes	1,148	5,988	387
Loss for the year	(132,797)	(692,897)	(1,900,123)
Loss attributable to the Company’s shareholders	(8,757)	(45,692)	(1,557,956)
Loss attributable to non-controlling interests	(124,040)	(647,205)	(342,167)
Loss per share – basic and diluted (R$ or US$, as the case may be)(2)	(7,521)	(39,241)	(1,423,076)

____________

(1)      For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of December 30, 2022 of R$5.2177 to US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(2)      Calculated by dividing the net loss for the year/period by the weighted average number of shares outstanding during the year/period of 17,657,635 in 2022 and 1,335,222 in 2021.

	As of December 31,
	2022(1)	2022	2021
	(in US$ thousands)	(in R$ thousands)
Statement of Financial Position Data
Cash and cash equivalents	1,219,196	6,361,401	149,291
Financial assets	969,234	5,057,174	9,115,601
Financial investments (measured at fair value through other comprehensive income)	159,026	829,750	1,856,299
Financial investments at fair value through profit or loss	141,829	740,019	—
Financial assets measured at amortized cost	668,380	3,487,405	7,259,302
Financial investments	—	—	4,637,289
Trade receivables	655,015	3,417,673	2,554,258
Other receivables	13,365	69,732	67,755
Prepaid expenses	8,791	45,871	26,696
Other assets	706	3,684	1,207
Tax assets	39,261	204,852	56,426
Current income tax assets	37,950	198,010	56,426
Deferred tax assets	1,311	6,842	—
Legal deposits	61	320	70
Investments	—	—	11
Property, plant and equipment	6,676	34,834	43,381
Right of use assets – leases	8,593	44,837	51,709
Intangible assets	78,565	409,927	253,720
Total assets	2,331,085	12,162,900	9,698,112
Financial liabilities measured at amortized cost	2,023,606	10,558,571	9,026,073
Third-party funds	1,949,629	10,172,578	6,510,209
Loans	—	—	228,279
Trade payables	73,978	385,993	323,985
Obligations to FIDC quota holders (measured at amortized cost)	—	—	1,963,600
Labor obligations	65,022	339,267	192,471
Taxes payable	8,235	42,969	43,836
Lease liability	10,149	52,953	58,911
Provision for legal and administrative claims	1,325	6,912	1,461
Total liabilities	2,108,337	11,000,672	9,322,752
Equity	222,747	1,162,228	375,360
Share capital	323	1,687	272
Additional paid-in capital	335,314	1,749,566	894,883
Capital reserve	100,674	525,289	502,027
Fair value reserve	(51)	(265)	(1,349)
Other reserve	37,356	194,910	—
(-) Accumulated losses	(230,302)	(1,201,648)	(1,155,956)
Non-controlling interests	(20,567)	(107,311)	135,483
Total equity and liabilities	2,331,085	12,162,900	9,698,112

____________

(1)      For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of December 30, 2022 of R$5.2177 to US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

	For the year ended December 31,
	2022(1)	2022	2021
	(in US$ thousands)	(in R$ thousands)
Statement of Cash Flow Data
Net cash (used in) from operating activities	1,406,711	7,339,796	(2,509,261)
Net cash used in investing activities	(12,118)	(63,229)	(298,680)
Net cash (used in) from financing activities	(204,009)	(1,064,457)	2,845,358

____________

(1)      For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of December 30, 2022 of R$5.2177 to US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Other Financial Data

The following table sets forth certain financial information for the year ended December 31, 2022:

	For the year ended December 31, 2022
	(in US$ thousands)(1)	(in R$ thousands)
Digital Wallet Adjusted EBTDA	150,439	784,948
Digital Wallet Revenue and Financial Income	490,412	2,558,825

Reconciliation of Digital Wallet Adjusted EBTDA to loss for the year

The following table sets forth a reconciliation of Digital Wallet Adjusted EBTDA to our loss for the year ended December 31, 2022:

	For the year ended December 31, 2022
	(in US$ thousands)(1)	(in R$ thousands)
Loss for the Year	(132,797)	(692,897)
(-) Income taxes	(1,148)	(5,988)
(+) Depreciation and amortization expenses(2)	14,255	74,381
(+) Financial expenses allocated to other products or corporate(3)	4,619	24,102
(+) Expenses allocated to other products or corporate(4)	337,662	1,761,823
(-) Revenue and financial income allocated to other products or corporate(5)	(72,153)	(376,474)
Digital Wallet Adjusted EBTDA	150,439	784,948

____________

(1)      For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of December 30, 2022 of R$5.2177 to US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(2)      Depreciation and amortization expenses.

(3)      Financial expenses not related to the digital wallet business.

(4)      Fixed and variable expenses, such as people, marketing, processing fees, chargeback, operational losses and cost of funding, not allocated to the digital wallet business (i.e. allocated to other products or corporate).

(5)      Total revenue and financial income and other income allocated to other products or corporate.

Reconciliation of Digital Wallet Revenue and Financial Income to total revenue and income for the year

The following table sets forth a reconciliation of Digital Wallet Revenue and Financial Income to our total revenue and income for the year ended December 31, 2022:

	For the year ended December 31, 2022
	(in US$ thousands)(1)	(in R$ thousands)
Total revenue and income	562,566	2,935,299
(-)Revenue and financial income allocated to other products or corporate(2)	(72,153)	(376,474)
Digital Wallet Revenue and Financial Income	490,412	2,558,825

____________

(1)      For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of December 30, 2022 of R$5.2177 to US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(2)      Total revenue and financial income and other income allocated to other products or corporate.

Operating Data

In connection with our management’s analysis of our ongoing business operations, including comparing our performance with that of our competitors, our management uses certain indicators to measure our performance, including our: (1) number of active consumers; (2) aggregate wallet balance and number of consumers with a wallet balance; (3) total payment volume (TPV); (4) quarterly average revenue per active consumer (ARPAC); and (5) quarterly average cost to serve per active consumer.

For more information about our key performance indicators, see “Presentation of Financial and Other Information — Key Performance Indicators.”

	For the six months ended June 30,		For the year ended December 31,
	2023	2022	2022	2021
Number of active consumers(1) (in millions)	33.9	33.8	33.0	30.2
Number of consumers with a wallet balance(2) (in millions)	22.6	21.8	22.2	19.6
Aggregate wallet balance(3) (R$ million)	10,136	8,298	9,872	6,330
Total payment volume(4) (R$ million)	115,642	87,376	199,985	93,276
Quarterly average revenue per active consumer(5) (R$)	23.2	22.7	23.1	14.4
Quarterly average cost to serve per active consumer(6) (R$)	12.2	14.6	12.3	18.9

____________

(1)      Active consumers in the quarter ended June 30, 2023 and 2022 and in the quarter ended December 31, 2022 and 2021.

(2)      Number of consumers with a wallet balance on June 30, 2023 and 2022 and on December 31, 2022 and 2021.

(3)      Wallet balance held by consumers on June 30, 2023 and 2022 and on December 31, 2022 and 2021.

(4)      Accumulated TPV for the first half of 2023 and 2022 and for the full year of 2022 and 2021.

(5)      Quarterly average revenue per active consumer in the second quarter of 2023 and 2022 and in the fourth quarter of 2022 and 2021.

(6)      Quarterly average cost to serve per active consumer in the second quarter of 2023 and 2022 and in the fourth quarter of 2022 and 2021.

Risk Factors

An investment in our Class A common shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before you decide to purchase our Class A common shares. In particular, investing in the securities of issuers whose operations are located in emerging market countries such as Brazil involves a higher degree of risk than investing in the securities of issuers whose operations are located in the United States or other more developed countries. If any of the risks discussed in this prospectus actually occur, alone or together with additional risks and uncertainties not currently known to us, or that we currently deem immaterial, our business, financial condition, results of operations and prospects may be materially adversely affected. If this were to occur, the value of our Class A common shares may decline and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

A decline in the use of our payment platform or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations may be materially adversely affected if consumers do not continue to use our platform for their payment transactions generally or if there is a change in the mix of payments between cash, credit, debit and prepaid cards that is adverse to us. We believe future growth in the use of credit, debit and prepaid cards and other electronic payments will be driven by the cost, ease-of-use and quality of services offered to consumers and businesses. In order to consistently increase and maintain our profitability, consumers and businesses must continue to use electronic payment methods, including credit, debit and prepaid cards. Moreover, an adverse development in the payments industry or Brazilian market in general, such as new legislation or regulation that makes it more difficult for our consumers to do business or utilize electronic payment mechanisms or make interest-free purchase installments more beneficial to consumers, may adversely affect our business, financial condition and results of operations.

A decline in the use of credit or debit cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations may be materially adversely affected if consumers do not continue to use credit or debit cards as a payment mechanism for their transactions generally or if there is a change in the mix of payments between cash, alternative currencies and technologies, credit and debit a cards, or the corresponding methodologies used for each, which is adverse to us. In 2020, the Brazilian Central Bank launched Pix, which has led and may lead to a decrease in the use of other payment methods, such as credit and debit cards, and may also increase competitive pressures within the payments industry. Therefore, any increase in the use of Pix-based payments or other alternative payment methods may adversely affect our financial results. Moreover, an adverse development in the payments industry in general, such as new legislation or regulation that makes it more difficult for our consumers to do business, may adversely affect our business, financial condition and results of operations.

We rely on payment card networks to process the majority of our transactions. If we fail to comply with the applicable requirements of the payment card networks, we could be fined, suspended or terminated from the networks, which would have a material adverse effect on our business, financial condition and results of operations.

We rely on payment card networks to process the majority of our transactions, and a part of our revenue comes from processing transactions through payment card networks. We must pay fees for these services, and from time to time, the payment card networks may increase the fees that they charge for each transaction using one of their cards, subject to certain limitations.

We are required to comply with payment card network operating rules, including special operating rules for payment service providers to merchants. We may also be directly liable to the payment card networks for rule violations. The payment card networks could adopt new operating rules or interpret or re-interpret existing rules that we or our merchants might find difficult or even impossible to follow, or costly to implement. As a result, we could lose our ability to give consumers the option of using certain payment cards to fund their payments. If we are unable to accept certain payment cards or are limited in our ability to do so, our business would be adversely affected.

We have implemented specific business processes for merchants to comply with payment card network operating rules for providing services to merchants. Any failure to comply with these rules could result in fines. We are also subject to fines from payment card networks if we fail to detect that merchants are engaging in activities that are illegal or considered “high risk” under their network operating rules, including the sale of certain types of digital content. For “high risk” merchants, we must either prevent such merchants from using our services or register such merchants with the payment card networks and conduct additional monitoring with respect to such merchants. Although the amount of these fines has not been material to date, we could be subject to significant additional fines in the future, which could result in a termination of our ability to accept payment cards or require changes in our process for registering new consumers, which would adversely affect our business. Payment card network rules may also increase the cost of, impose restrictions on, or otherwise negatively impact the development of, our retail point-of-sale solutions, which may negatively impact their deployment and adoption.

We are subject to monitoring by the payment card networks to ensure compliance with applicable rules and standards, and may be directly liable to the payment card networks for rule violations. If we do not comply with the payment card requirements, the payment card networks could seek to fine us or suspend or terminate our registrations that allow us to process transactions on their networks, and we could lose our ability to make payments using virtual cards or any other payment form factor enabled by the network. If we are unable to recover amounts relating to fines or pass through costs to our consumers or other associated participants, we would experience a financial loss. The termination of our registration due to failure to comply with the applicable requirements of the payment cards networks, or any changes in the networks rules that would impair our registration, could require us to stop using the payment cards networks to process the majority of our transactions, which would have a material adverse effect on our business, financial condition and results of operations.

Our systems and our third party providers’ systems may fail due to factors beyond our control, which could interrupt our provision of services, cause us to lose business, increase our costs and impair our ability to provide our services and products effectively to our consumers.

We create applications and other software that enable us to provide the majority of our services. We depend on the efficient and uninterrupted operation of numerous systems, including our computer and operating systems, software, and telecommunications networks, as well as the systems of third parties, such as credit and debit card transaction authorization providers, national financial system network infrastructure providers. Our systems and operations or those of our third-party providers, could be exposed to damage or interruption from, among other things, infrastructure changes, the implementation of new functionalities, human or software errors, capacity constraints due to an overwhelming number of consumers accessing or products and platform capabilities simultaneously, attacks that impact our ability to provide services or other security-related incidents, fire, natural disaster, power loss, terrorist attacks, hostilities, telecommunications failure, unauthorized entry and computer viruses. We do not maintain insurance policies specifically for property and business interruptions. Any changes in, failures of or defects in, our systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures, changes in mobile networks offered by telecommunications operators and mobile devices developed by third parties or other difficulties could result in, among others:

•        loss of revenues;

•        loss of consumers;

•        loss of merchant and cardholder data;

•        loss of licenses;

•        loss of our Brazilian Central Bank authorization to operate as a payment institution (instituição de pagamento), as a financial institution (commercial bank) or as a security/stock broker company (distribuidora de títulos e valores mobiliários), or “DTVM,” in Brazil;

•        fines or other penalties imposed by the Brazilian Central Bank, as well as other measures taken by the Brazilian Central Bank, including intervention, temporary special management systems, the imposition of insolvency proceedings, and/or the out-of-court liquidation of PicPay, and any of our subsidiaries to whom licenses may be granted in the future;

•        fines or other penalties imposed by the Brazilian National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or the “ANPD”;

•        harm to our business or reputation resulting from negative publicity;

•        delays in consumer payments to us;

•        failures or delays in the market acceptance of our platform and products;

•        legal claims against us;

•        exposure to fraud losses or other liabilities;

•        additional operating and development costs;

•        usage of our products and services; and/or

•        diversion of technical and other resources.

In the event that it is difficult for our merchants to access and use our products and services, our business may be materially and adversely affected.

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of highly complex transactions and products in a timely manner and at high processing speeds, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential data and other information on our computer systems and networks. Specifically, the proper functioning of our financial control, risk management, accounting, consumer service and other data processing systems is critical to our business and our ability to compete effectively. Any failure to deliver an effective and secure service, or any performance issue that arises with a service, could result in significant processing or reporting errors or other losses.

We do not operate all of our systems on a real-time basis and cannot assure that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks. In particular, because most of our consumer transactions occur on our mobile application, any failure of our mobile application would cause our platform and services to be unavailable to our consumers. Such failures could be caused by, among other things, major natural catastrophes, software bugs, computer virus attacks, conversion errors due to system upgrading, security breaches caused by unauthorized access to information or systems or malfunctions, loss or corruption of data, software, hardware or other computer equipment. Any such failures would disrupt our business and impair our ability to provide our services and products effectively to our consumers, which could adversely affect our reputation as well as our business, results of operations and financial condition.

Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and increase our capacity on a timely and cost-effective basis. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive. We cannot guarantee that in the future we will be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our information technology systems. Any substantial failure to improve or upgrade our information technology systems effectively or on a timely basis would materially and adversely affect our business, financial condition or results of operations.

In particular, we rely heavily on Amazon Web Services, or “AWS”, to provide cloud computing, storage, processing and other related services. Any disruption of or interference with our use of these services could negatively affect our operations and seriously harm our business. AWS has experienced, and may experience in the future, interruptions, delays or outages in service availability due to a variety of factors, including infrastructure changes, human or software errors, hosting disruptions and capacity constraints. Capacity constraints could arise from a number of causes such as technical failures, natural disasters, fraud or security attacks. The level of service provided by AWS, or regular or prolonged interruptions in the services provided by AWS, could also impact the use of, and our clients’ satisfaction with, our products and services and could harm our business and reputation.

Inadequacy or disruption of our disaster recovery plans and procedures in the event of a catastrophe would adversely affect our operations.

We have made a significant investment in our infrastructure, and our operations are dependent on our ability to protect the continuity of our infrastructure against damage from catastrophe or natural disaster, breach of security, cyber-attack, loss of power, telecommunications failure or other natural or man-made events. A catastrophic event could have a direct negative impact on us by adversely affecting our consumers, partners, third-party service providers, employees or facilities, or an indirect impact on us by adversely affecting the financial markets or the overall economy. If our business continuity and disaster recovery plans and procedures were disrupted, inadequate or unsuccessful in the event of a catastrophe, we could experience a material adverse interruption of our operations.

We serve our consumers using third-party data centers and cloud services. While we have electronic access to the infrastructure and components of our platform that are hosted by third parties, we do not control the operation of these facilities. Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our direct control. These data centers and cloud services are vulnerable to damage or interruption from a variety of sources, including earthquakes, floods, fires, power loss, system failures, cyber-attacks, physical or electronic break-ins, human error or interference (including by employees, former employees or contractors), and other catastrophic events. Our data centers may also be subject to local administrative actions, changes to legal or permitting requirements and litigation to stop, limit or delay operations. Despite precautions taken at these facilities, such as disaster recovery and business continuity arrangements, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in interruptions or delays in our services, impede our ability to scale our operations or have other adverse impacts upon our business.

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.

Our business involves the collection, storage, processing and transmission of consumers’ personal data, including names, addresses, identification numbers, credit or debit card numbers and expiration dates and bank account numbers. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure. Although we have not experienced any significant cyber security attacks that have caused information leakage or operational losses, we could also be subject to breaches of security by hackers. Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Concerns about security are increased when we transmit information. Electronic transmissions can be subject to attack, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our or third party systems, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other attacks could be launched against us for a variety of purposes, including interfering with our services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liability, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.

In the scope of our activities, we share information with third parties through non-disclosure agreements, including with commercial partners, third-party service providers and other agents, which we refer to collectively as “associated participants,” who collect, process, store and transmit sensitive data. We may be held responsible for any failure or cybersecurity breaches attributed to these third parties insofar as they relate to the information we share with them. The loss, destruction or unauthorized modification of data of our consumers by us or our associated participants or through systems we provide could result in significant fines, sanctions and proceedings or actions against us by governmental bodies or third parties, which could have a material adverse effect on our business, financial condition and results of operations. Any such proceeding or action, and any related indemnification obligation, could damage our reputation, force us to incur significant expenses in defense of these proceedings, distract our management, increase our costs of doing business or result in the imposition of financial liability.

Our encryption of data and other protective measures and associated costs, such as firewall, security operation center infrastructure, virtual private network and third party services, may not prevent unauthorized access or use of sensitive data. A breach of our system or that of one of our associated participants may subject us to material losses or liability, including assessments and claims for unauthorized purchases with misappropriated credit, debit or card information, impersonation or other similar fraud claims. A misuse of such data or a cybersecurity breach could harm our reputation and deter merchants from using electronic payments generally and our products and services specifically, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits and result in the imposition of material penalties and fines under applicable laws or regulations. In addition, a significant cybersecurity breach of our systems or communications could result in the loss of Brazilian Central Bank authorization to operate as a payment institution (instituição de pagamento), as a financial institution (commercial bank) or as a DTVM in Brazil, which could materially impede our ability to conduct business. We do not maintain insurance policies specifically for cyber-attacks.

We cannot guarantee that there are written agreements in place with every associated participant or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us to obtain reimbursement from associated participants in the event we should suffer incidents resulting in unauthorized use, modification, destruction or disclosure of data. In addition, many of our associated participants are small- and medium-sized agents that have limited competency regarding data security and handling requirements and may thus experience data losses. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, which could have a material adverse effect on our business, financial condition and results of operations.

Cybersecurity incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls we employ will be sufficient to prevent security breaches from occurring, and we could be subject to manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our risk management policies and procedures may not be fully effective in mitigating our credit risk and risk exposure in all market environments or against other types of risks, which could expose us to losses and liability and otherwise harm our business.

We operate in a rapidly changing industry and the management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal policies, procedures and reporting systems, among others. We employ a broad and diversified set of risk monitoring and risk mitigation techniques, which may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we may fail to identify or anticipate. Some of our risk evaluation methods depend upon information provided by others and public information regarding markets, clients or other matters that are otherwise inaccessible by us. In some cases, however, that information may not be accurate, complete or up-to-date. If our policies and procedures are not fully effective or we are not always successful in mitigating all risks to which we are or may be exposed, our business, financial condition and results of operations may be materially and adversely affected.

Our business may be adversely affected if we fail to effectively identify, assess and mitigate credit risk. An important feature of our credit risk management system is an internal credit score system that assesses the particular risk profile of a consumer. We utilize quantitative and qualitative data to define a credit score that reflects the creditworthiness of our consumers as we seek to appropriately balance risk and return and mitigate our risks, including credit risks attributable to our consumers. We have established policies intended to regularly identify and assess each consumer’s creditworthiness, including analyzing the behavioral information that we collect from our consumers and with information provided by third parties and public sources.

If our credit risk policies do not effectively identify, assess and/or mitigate our credit risk profile, we could suffer unexpected losses or be adversely affected, which could have a material adverse effect on our business. For example, our credit risk assessment depends, in part, upon the quality and availability of information about our consumers, which is subject to error and may be ineffective and our internal “credit scoring” models may be inadequate and lead us to take risks that are not consistent with our credit risk appetite policies. The credit quality of our consumers may also be adversely impacted for reasons beyond our control. Additionally, there may be risks that exist, or that develop in the future, that we have not appropriately anticipated, identified or mitigated. A decrease in the performance of our credit portfolio or other liabilities, including inadequate provisions for non-performing accounts could have a material adverse effect on our business, financial condition, and results of operations.

We offer payments services and other products and services to a large number of clients, and we are responsible for vetting and monitoring these clients and determining whether the transactions we process for them are lawful and legitimate. When our products and services are used to process illegitimate transactions, and we settle those funds to merchants, other account holders or consumer accounts with other banks, and are unable to recover them, we suffer losses and are exposed to liability. These types of illegitimate, as well as unlawful, transactions can also expose us to governmental and regulatory sanctions. The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering, and terrorist financing. Identity thieves and those committing fraud using stolen or fabricated credit card or bank account numbers, or other deceptive or malicious practices, potentially can steal significant amounts of money from businesses like ours. In configuring our payments services, we face an inherent trade-off between security and client convenience. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. As a greater number of larger merchants use our services, we expect our exposure to material losses from a single merchant, or from a small number of merchants, to increase. In addition, when we introduce new services, focus on new business types, or begin to operate in markets in which we have a limited history of fraud loss, we may be less able to forecast and reserve accurately for those losses. Furthermore, if our risk management policies and processes contain errors or are otherwise ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability, and our business may be materially and adversely affected.

Our business has generated losses in the past, including in the year-ended December 31, 2022, and we intend to continue to make significant investments in our business. Thus, our results of operations and operating metrics may fluctuate and materially and adversely affect our financial condition and results of operations, which may cause the market price of our Class A common shares to decline.

We generated net losses of R$692.9 million and R$1,900.1 million in the years ended December 31, 2022 and 2021, respectively. We intend to continue to make significant investments in our business, including expenses relating to: (1) the development of new products, services and features; (2) marketing and advertising to increase our brand awareness; and (3) general administration, including legal, finance and other compliance expenses related to being a public company. For example, in 2022, we launched several features in connection with our platform, including Pix Credit, payroll portability, bill payments hub, digital wallet and cell phone insurance, P2B lending, piggy banks (cofrinhos) and payroll FGTS, among others. However, these improvements, which required us to incur significant up-front costs, may not result in the long-term benefits that we expect, which is to increase our revenue by increasing our base of active consumers. In addition, increases in our consumer base could cause us to incur increased losses, because costs associated with new consumers are generally incurred up front, while revenue is recognized thereafter as consumers utilize our services. If we are unable to generate adequate revenue growth and manage our expenses, our results of operations and operating metrics may fluctuate and we may incur losses, which could cause the market price of our Class A common shares to decline.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results, including revenue, expenses, total payment volume, consumer metrics, and other key metrics, have fluctuated significantly in the past and may do so in the future. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Our quarterly results may fluctuate due to a variety of factors, some of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Fluctuations in quarterly results may adversely affect the price of our Class A common shares. In addition, many of the factors that affect our quarterly results are difficult for us to predict. If our revenue, expenses, or key metrics in future quarters fall short of the expectations of our investors and financial analysts, the price of our Class A common shares will be adversely affected.

We have experienced rapid growth, which may be difficult to sustain and which may place significant demands on our operational, administrative, and financial resources.

We have experienced and expect in the near term to continue to experience rapid growth. As a result of our growth, we have faced, and will continue to face, significant challenges in:

•        increasing the number of consumers with, and the volume of, payments facilitated through our platform;

•        maintaining and developing relationships with existing merchants and additional merchants;

•        securing funding to maintain our operations and future growth;

•        maintaining adequate financial, business, and risk controls;

•        implementing new or updated information and financial and risk controls and procedures;

•        navigating complex and evolving regulatory and competitive environments;

•        attracting, integrating and retaining an appropriate number and technological skill level of qualified employees;

•        expanding within existing markets;

•        entering into new markets and introducing new solutions;

•        continuing to develop, maintain, protect, and scale our platform;

•        effectively using limited personnel and technology resources;

•        maintaining the security of our platform and the confidentiality of the information (including personally identifiable information) provided and utilized across our platform; and

•        continuing to increase our infrastructure to ensure that it is capable of supporting an increase in the number of our consumers.

We may not be able to manage our expanding operations effectively, and any failure to do so could adversely affect our ability to generate revenue and control our expenses, and would materially and adversely affect our business, results of operations, financial condition, and future prospects. Any evaluation of our business and prospects should be considered in light of the limited history of our growth, and the risks and uncertainties inherent in investing in early-stage companies.

If we are unable to grow our consumer base and maintain active consumers or otherwise implement our growth strategy, our business, results of operations, financial condition and future prospects would be materially and adversely affected.

We generate revenue primarily from our electronic payment and financial intermediation services, in particular by: (1) charging fees in connection with certain payment transactions and fund transfers carried out by our consumers through our platform; (2) fees from the use of the PicPay Card; (3) offering a range of financial products to our consumers, including loans and credit cards; and (4) earning commissions from the sale of third-party goods on the PicPay Shop, as well as earning interest income. Our success depends on our ability to generate repeat use and increase transaction volume from existing consumers and to attract new consumers to our platform. If we are not able to continue to grow our consumer base and maintain active consumers, we will not be able to continue to grow our business.

The attractiveness of our platform to consumers depends upon, among other things, the mix of products and services available to consumers through our platform, our brand and reputation, consumer experience and satisfaction, consumer trust and perception of our solutions, technological innovation and products and services offered by competitors. In order to grow effectively, we must continue to offer new products and services, strengthen our existing platform, develop and improve our internal controls, create and improve our reporting systems and timely address issues as they arise. These efforts may require substantial financial expenditures, commitments of resources, developments of our processes and other investments and innovations.

Our ability to maintain and expand our consumer base depends on a number of factors, including our ability to provide relevant and timely services and products to meet our consumers’ changing needs at a reasonable cost. We have invested and will continue to invest in improving our platform and our suite of products and services. For example, we recently acquired BX Blue, a digital marketplace focused on public payroll loans, enabling PicPay to enter a new industry vertical for collateralized products and helping to further diversify our credit portfolio. However, if new or improved features, products and services fail to meet shifting consumer demands and fail to attract new consumers or encourage existing consumers to expand their engagement with our products and services, the pace of our growth may decline. Further, these and other new products and services must achieve high levels of market acceptance before we are able to recoup our up-front investment costs, which may never occur if such products and services fail to attract new consumers and/or retain existing consumers.

Our existing and new products and services, including our payments, investments, insurance, and credit solutions, could fail to attract new consumers and/or retain existing consumers for many reasons, including the following:

•        we may fail to predict market demand accurately and provide products and services that meet this demand in a timely fashion;

•        consumers may not like, find useful or agree with any changes we make to our products or services;

•        the reliability, performance or functionality of our products and services could be compromised or the quality of our products and services could decline;

•        we may fail to provide sufficient consumer support;

•        consumers may dislike our pricing, particularly in comparison to the pricing of competing products and services;

•        competing products and services may be introduced by our competitors; and

•        there may be negative publicity about our products and services or our platform’s performance or effectiveness, including negative publicity on social media platforms.

If we fail to retain our relationship with existing consumers, if we do not attract new consumers to our platform and products or if we do not continually expand usage and volume from consumers on our platform, our business, results of operations, financial condition and prospects would be materially and adversely affected.

If we cannot keep pace with rapid developments and change in our industry, the use of our products and services could decline, reducing our revenues.

The technology-enabled industry in which we operate is subject to rapid and significant changes, new product and service introductions, evolving industry standards, changing client needs and increased competition from new competitors, including nontraditional competitors. These changes include those relating to:

•        artificial intelligence and machine learning (including in relation to fraud and risk assessment);

•        payment technologies (including real-time payments, payment card tokenization and proximity payment technology, such as near-field communication and other contactless payments);

•        mobile and internet technologies (including mobile phone app technology);

•        commerce technologies, including for use in-store, online and via mobile, virtual, augmented or social-media channels; and

•        digital banking features (including balance and fraud monitoring and notifications).

In order to remain competitive, we are continually involved in a number of projects to develop new products and services or compete with these new competitors, and other new offerings emerging in our industry. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of consumer adoption. Any delay in the delivery of new products or services, performance problems or the failure to differentiate our products and services or to accurately predict and address market demand could render our products and services less desirable, or even obsolete, to our consumers. Furthermore, even though the market for our products and services is evolving, it may not continue to develop rapidly enough for us to recover the costs we have incurred in developing new products and services targeted at this market.

While we take precautions to prevent consumer identity fraud, it is possible that identity fraud may still occur or has occurred, which may adversely affect our business.

There is risk of fraudulent activity associated with our platform and third parties handling consumer information. Our resources, technologies, and fraud prevention tools may be insufficient to accurately detect and prevent fraud.

We bear the risk of consumer fraud in a transaction involving us, a consumer, and a merchant, and we generally have limited recourse to the merchant to collect the amount owed by the consumer. In the event that a billing dispute between a cardholder and a merchant is not resolved in favor of the merchant, including in situations in which the merchant is engaged in fraud, the transaction is typically “charged back” to the merchant and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect chargeback or refunds from the merchant’s account, or if the merchant refuses to or is unable to reimburse us for a chargeback or refunds due to closure, bankruptcy, or other reasons, we may bear the loss for the amounts paid to the cardholder. Our financial results would be adversely affected to the extent these merchants do not fully reimburse us for the related chargebacks. Historically, chargebacks occur more frequently in online transactions than in in-person transactions, and more frequently for goods than for services. In addition, the risk of chargebacks is typically greater with those of our merchants that promise future delivery of goods and services, which we allow on our service. Significant amounts of fraudulent cancellations or chargebacks could adversely affect our business or financial condition.

In addition, changes in the payment card network rules regarding chargebacks may affect our ability to dispute chargebacks and the amount of losses we incur from chargebacks. If we fail to make such changes or otherwise resolve the issue with the payment card networks, the networks could disqualify us from processing transactions if satisfactory controls are not maintained, which would have a material adverse effect on our business, financial condition and results of operations.

High profile fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negative publicity, and the erosion of trust from our consumers and merchants, and could materially and adversely affect our business, results of operations, financial condition, future prospects, and cash flows.

Fraud by merchants or others could have a material adverse effect on our business, financial condition, and results of operations.

We may be subject to potential liability for fraudulent electronic payment transactions or credits initiated by merchants or others. Examples of merchant fraud include when a merchant or other party knowingly uses a stolen or counterfeit credit, debit or prepaid card, card number, or other credentials to record a false sales transaction, processes an invalid card, or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. It is possible that incidents of fraud could increase in the future. Failure to effectively manage risk and prevent fraud would increase our chargeback liability or other liability. Increases in chargebacks or other liability could have a material adverse effect on our business, financial condition, and results of operations.

Real or perceived inaccuracies in our key business metrics may harm our reputation and negatively affect our business.

We track certain key business metrics, such as total payment volume and active consumers and businesses, with internal systems and tools that are not independently verified by any third party. While the metrics presented in this prospectus are based on what we believe to be reasonable assumptions and estimates, our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If the internal systems and tools we use to track these metrics understate or overstate performance or contain algorithmic or other technical errors, the key operating metrics we report may not be accurate. If investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our results of operations and financial condition could be adversely affected.

Real or perceived software errors, failures, bugs, defects, or outages could adversely affect our business, results of operations, financial condition, and future prospects.

Our platform and our internal systems rely on software that is highly technical and complex. In addition, our platform and our internal systems depend on the ability of such software to store, retrieve, process, and manage large amounts of data. As a result, undetected errors, failures, bugs, or defects may be present in such software or occur in the future in such software, including open source software and other software we license in from third parties, especially when updates or new products or services are released.

Any real or perceived errors, failures, bugs, or defects in the software may not be found until our consumers use our platform and could result in outages or degraded quality of service on our platform that could adversely impact our business (including through causing us not to meet contractually required service levels), as well as negative publicity, loss of or delay in market acceptance of our products and services, and harm to our brand or weakening of our competitive position. In such an event, we may be required, or may choose, to expend significant additional resources in order to correct the problem. Any real or perceived errors, failures, bugs, or defects in the software we rely on could also subject us to liability claims, impair our ability to attract new consumers, retain existing consumers, or expand their use of our products and services, which would adversely affect our business, results of operations, financial condition, and future prospects.

Degradation of the quality of the products and services we offer, including support services, could adversely impact our ability to attract and retain merchants and partners.

Our clients expect a consistent level of quality in the provision of our products and services through our platform. The support services that we provide are also a key element of the value proposition to our clients. If the reliability or functionality of our products and services is compromised or the quality of those products or services is otherwise degraded, or if we fail to continue to provide a high level of support, we could lose existing clients and find it harder to attract new merchants and partners. If we are unable to scale our support functions to address the growth of our merchant and partner network, the quality of our support may decrease, which could adversely affect our ability to attract and retain merchants and partners.

We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.

We have funded our operations primarily through equity financings. Although we currently fund part of our operations through time deposits, we may need additional capital to fund our operations. In addition, we may require additional capital to respond to business opportunities, refinancing needs, challenges, acquisitions, or unforeseen circumstances and may decide to raise equity or debt financings, and we may not be able to secure any such additional debt or equity financing or refinancing on favorable terms, in a timely manner, or at all. For example, disruptions in the credit markets or other factors could adversely affect the availability, diversity, cost, and terms of our funding arrangements. In addition, our funding sources may reassess their exposure to our industry and either curtail access to uncommitted financing capacity, fail to renew or extend facilities, or impose higher costs to access our funding.

Any debt financing obtained by us in the future could also include restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

In the future, we may also seek to further access the capital markets to obtain capital to finance growth. However, our future access to the capital markets could be restricted due to a variety of factors, including a deterioration of our earnings, cash flows, balance sheet quality, or overall business or industry prospects, adverse regulatory changes, a disruption to or volatility or deterioration in the state of the capital markets, or a negative bias toward our industry by market participants. Future prevailing capital market conditions and potential disruptions in the capital markets may adversely affect our efforts to arrange additional financing on terms that are satisfactory to us, if at all. If adequate funds are not available, or are not available on acceptable terms, we may not have sufficient liquidity to fund our operations, make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges and this, in turn, could adversely affect our ability to advance our strategic plans. In addition, if the capital and credit markets experience volatility, and the availability of funds is limited, third parties with whom we do business may incur increased costs or business disruption and this could adversely affect our business relationships with such third parties, which in turn could have a material adverse effect on our business, results of operations, financial condition, cash flows, and future prospects.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline.

The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our Class A common shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our Class A common shares or publish inaccurate or unfavorable research about our business, the price of our Class A common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares could decrease, which might cause the price of our Class A common shares and trading volume to decline.

We use open source software in our platform, which may subject us to litigation or other actions that could harm our business.

We use open source software in our platform, and we may use more open source software in the future. In the past, companies that have incorporated open source software into their products have faced claims challenging the ownership of open source software or compliance with open source license terms. Accordingly, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require consumers who use, distribute or make available across a network software or services that include open source software to publicly disclose all or part of the source code to such software or make available any derivative works of the open source code on terms unfavorable to the developer or at no cost. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose any of our source code that incorporates or is a modification of our licensed software. If we were to use open source software subject to such licenses, we could be required to release our proprietary source code, pay damages, re-engineer our platform or solutions, discontinue sales, or take other remedial action, any of which could harm our business. In addition, if the license terms for updated or enhanced versions of the open source software we utilize change, we may be forced to expend substantial time and resources to re-engineer our components of our platform.

In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Any of the foregoing could harm our business and could help our competitors develop products and services that are similar to or better than ours.

Our business depends on our ability to attract and retain highly skilled employees.

Our future success depends on our ability to identify, hire, develop, motivate, and retain highly qualified personnel for all areas of our organization, in particular, a highly experienced sales force, data scientists, and engineers. Competition for these types of highly skilled employees in Brazil is extremely intense. Trained and experienced personnel are in high demand and may be in short supply. Many of the companies with which we compete for experienced employees have greater resources than we do and may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to competitors that may seek to recruit them. We may not be able to attract, develop, and maintain the skilled workforce necessary to operate our business, and labor expenses may increase as a result of a shortage in the supply of qualified personnel. If we are unable to continue to attract or retain highly skilled employees, our business, results of operations, financial condition, and future prospects could be materially and adversely affected.

If we lose key personnel our business, financial condition and results of operations may be adversely affected.

We are dependent upon the ability and experience of a number of key personnel who have substantial experience with our operations, the rapidly changing payment processing industry and the markets in which we offer our services. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. It is possible that the loss of the services of one or a combination of our senior executives or key managers could have a material adverse effect on our business, financial condition and results of operations.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our results of operations.

A change in accounting standards or practices may have a significant effect on our results of operations and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported results of operations or the way we conduct our business.

Our adoption of changes in accounting standards or practices and any difficulties we experience in the implementation of such changes, including any resulting modifications to our accounting systems, could cause us to fail to meet our financial reporting obligations, potentially resulting in regulatory action and weakening investors’ confidence in us.

We have entered into material transactions with related parties.

We engage in, and expect from time to time in the future to engage in, commercial and financial transactions with our shareholders and other related parties. During the period covered by the financial statements included in this prospectus, we have engaged in transactions with related parties that have had a material impact on our results of operations and financial position, such as certain agreements with Banco Original. For more information, see “Related Party Transactions.” If we are unable to engage in transactions with our shareholders and other related parties on an arms’ length basis, our results of operations and financial condition may be adversely impacted. Future conflicts of interests may arise between us and any of our related parties, or among our related parties, which may not be resolved in our favor.

Our insurance policies may not be sufficient to cover all claims.

Our insurance policies may not adequately cover all risks to which we are exposed. A significant claim not covered by our insurance, in full or in part, may result in significant expenditures by us. Moreover, we may not be able to maintain insurance policies in the future at reasonable costs or on acceptable terms or to maintain insurance policies at all, which may adversely affect our business and the trading price of our Class A common shares.

If we are unable to attract, maintain and expand our merchant relationships, our businesses may be adversely affected.

Our growth is derived in part from acquiring new merchant relationships, developing new and enhanced product and service offerings, and cross-selling or up-selling our products and services through existing merchant relationships. We rely on the continuing growth of our merchant relationships and our distribution channels in order to expand our revenues. There can be no guarantee that this growth will continue. Similarly, our growth also will depend on our ability to retain and maintain existing relationships with merchants that use our services. Furthermore, merchants with which we have relationships may experience bankruptcy, financial distress, or otherwise be forced to contract their operations. The loss of existing merchant relationships, any failure in maintaining such relationships on similarly attractive economic terms, the contraction of our existing merchants’ operations or any inability to acquire new merchant relationships could adversely affect our revenue and our business and operating results.

Any acquisitions, partnerships, joint ventures or divestitures that we consummate, such as the Guiabolso acquisition and the BX acquisition, could disrupt our business and harm our financial condition.

Acquisitions, partnerships and joint ventures are part of our growth strategy. We evaluate, and expect in the future to evaluate, potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services or technologies. We may not be successful in identifying acquisition, partnership and joint venture targets.

In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire or with which we form a partnership or joint venture, and we may lose merchants as a result of any acquisition, partnership or joint venture. Furthermore, the integration of any acquisition, partnership or joint venture may divert management’s time and resources from our core business and disrupt our operations. For example, we are exposed to these and other risks by virtue of our Guiabolso acquisition and the BX acquisition. These and future acquisitions may expose us to successor liability relating to actions involving the acquired entities, their respective management or contingent liabilities incurred before the acquisition. The due diligence we conducted in connection with these acquisitions may not be sufficient to protect us from, or compensate us for, actual liabilities. A material liability associated with these acquisitions, or our failure to successfully integrate them into our business, could adversely affect our reputation and have a material adverse effect on us.

In addition, non-compete arrangements which we may enter into in connection with acquisitions, partnerships and joint ventures may prevent us from competing for certain clients or in certain lines of business, and may lead to a loss of clients. We may spend time and money on projects that do not increase our revenue. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our common shares, it could be dilutive to our shareholders. To the extent we pay the purchase price with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

We may from time to time assess divestment opportunities and conduct divestments where we believe such transactions would be beneficial to our business strategy. Divestments may require us to expend significant time, funds and other resources, and may not always be completed within the expected time frame or on the terms and conditions that we expect. We may also be unable to reap the benefits of any divestments we undertake. Our asset base, total revenue, cash flows and net income may also be reduced significantly following a divestment, which could adversely affect our business, financial condition, results of operations, our ability to make distributions to our shareholders and result in a decrease in the price of our Class A common shares. Any divestiture, irrespective of whether it is consummated, may involve a number of risks, including diverting our management’s attention, adverse effects on our consumer relationships, costs associated with maintaining the business of the targeted divestiture during the disposition process, and other costs associated with winding down and divesting the affected business or transferring remaining portions of the operations of the business to other facilities. Furthermore, to the extent that we are not successful in completing desired divestitures, as such may be determined by future strategic plans and business performance, we may have to expend substantial amounts of cash, incur debt, or continue to absorb the costs of any loss-making or under-performing assets.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We are a Cayman Islands exempted company with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares, and we may have tax costs in connection with any dividend or distribution. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “— Risks Relating to Brazil — Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares” and “Dividends and Dividend Policy.”

Our ultimate controlling shareholders are expected to have influence over the conduct of our business and may have interests that are different from yours.

Following this offering, J&F Participações will beneficially own 100% of our Class B common shares. Accordingly, it will control approximately            % of the voting power of our outstanding share capital following this offering, assuming no exercise of the underwriters’ option to purchase additional shares. As a result, J&F Participações will have the ability to control matters submitted to a vote of shareholders; elect a substantial majority of the members of our board of directors; set our management policies; and exercise overall control over us. All of the issued and outstanding capital stock of J&F Participações is beneficially owned by our ultimate controlling shareholders. For more information about our ultimate controlling shareholders, see “Principal Shareholders.”

Our ultimate controlling shareholders may have an interest in causing us to pursue transactions that may enhance the value of their equity investments in us, even though such transactions may involve increased risks to us or the holders of our common shares. Furthermore, our ultimate controlling shareholders own, through J&F Participações or other entities, equity investments in other businesses and may have an interest in causing us to pursue transactions that may enhance the value of those other equity investments, even though such transactions may not benefit us. Our ultimate controlling shareholders may also pursue new business opportunities through other entities that they control that would otherwise be available to us. We cannot assure you that we will be able to address these potential conflicts of interests or others in an impartial manner.

In addition, our Articles of Association give the holders of a majority of our Class B common shares the right to appoint or remove any person to hold office at our company, including our chief executive officer, chief operating officer and chief financial officer. This means that our Class B shareholders may appoint their preferred person to such office(s), including persons who may be related to our ultimate controlling shareholders. Moreover, there is no restriction on our shareholders or board of directors that would prevent the appointment of Mr. Joesley Mendonça Batista and/or Mr. Wesley Mendonça Batista as a member of the board of directors or executive officer of PicS or PicPay Brazil, in each case with prior approval of the Central Bank of Brazil. See “— We are subject to reputational risk in connection with legacy proceedings involving our ultimate controlling shareholders, which may materially adversely impact our business and prospects and damage our reputation and image.”

Given the degree of control over our company that is expected to be held by J&F Participações and our ultimate controlling shareholders following the consummation of this offering, there can be no assurance that the future actions or decisions of J&F Participações and our ultimate controlling shareholders will not impact our company, our prospects or the value of our Class A common shares in ways that differ from your interests.

We are subject to reputational risk in connection with legacy proceedings involving our ultimate controlling shareholders, which may materially adversely impact our business and prospects and damage our reputation and image.

Our ultimate controlling shareholders are subject to ongoing obligations under agreements entered into in 2017 to settle investigations and proceedings initiated by enforcement authorities in Brazil involving matters unrelated to our company. These agreements related to certain payments to Brazilian politicians made from 2009 to 2015. Our ultimate controlling shareholders believe that they were required to enter into these agreements wrongfully and that recent judicial and administrative determinations have confirmed that most of the payments were made in compliance with then applicable Brazilian law. Pursuant to these agreements, our affiliate, J&F Investimentos S.A., or “J&F Investimentos,” which is controlled by our ultimate controlling shareholders, is required, among other obligations, to make installment payments totaling R$3.5 billion (equivalent to approximately US$700 million, converted using the foreign exchange rate as of September 30, 2023). In addition, we acceded to one of these agreements as an affiliated company of J&F Investimentos solely in respect of certain ongoing compliance-related obligations thereunder.

Although we, our ultimate controlling shareholders and our affiliates are currently in compliance with our and their respective obligations under these agreements, and while we understand that these agreements resolved all related Brazilian criminal exposure of our ultimate controlling shareholders and J&F Investimentos, any breach of any of the obligations under these agreements could have an adverse effect on our reputation and the reputation of our ultimate controlling shareholders.

As a consequence of these agreements and other proceedings related to the matters set forth therein, the reputation of our ultimate controlling shareholders suffered. To the extent that the negative reputational impact of these events was to reemerge, or if future events or actions give rise to new investigations, allegations or proceedings, our reputation and our ability to execute our business strategies, enter into beneficial transactions, partnerships or acquisitions, and the value of our Class A common shares may be materially adversely affected.

Negative publicity about us, our directors, our employees, our ultimate controlling shareholders or our industry and damage to our reputation and image or the reputation of our directors, our employees and ultimate controlling shareholder could adversely affect our business, financial condition, results of operations and future prospects.

Our credibility with the market is of great importance to enable us to conduct our business, and to attract and retain our customers, employees and investors. We can be subject to negative publicity based on a number of factors, including without limitation, allegations or complaints, even if inaccurate, relating to our governance, our customer service, our relationships with suppliers or partners, non-compliance with legal and regulatory obligations, our risk management practices, our financial results, health or work safety, social and environmental events, or unethical behavior by employees, directors, officers, our ultimate controlling shareholders, partners or suppliers. Any negative impact on our reputation and image may have a material adverse effect on our business, results of operations, financial condition and future prospects.

Furthermore, we cannot guarantee that negative news and publicity, even if inaccurate, will not be released in the future that mentions our company, our ultimate controlling shareholders or our affiliates. We also cannot be certain that any actions we take in response to a reputational crisis will be effective or sufficient to mitigate any harm arising out of such crisis. Actions or allegations (whether grounded or unfounded) regarding actions taken by third parties, including our ultimate controlling shareholders, or our suppliers or partners, including, but not limited to, illegal acts or corruption, actions contrary to health or worker safety, or actions contrary to socio-environmental regulations, may materially adversely impact our reputation and image with our customers, suppliers and partners and the market, which may have a material adverse effect on our business, results of operations, financial condition and future prospects and the value of our Class A common shares.

We rely on third parties maintaining open marketplaces to distribute our mobile device application. If such third parties interfere with the distribution of our platform, our business would be adversely affected.

We rely on third parties maintaining open marketplaces, including the Apple App Store and Google Play, which make our mobile device application available for download. We cannot assure you that the marketplaces through which we distribute our mobile device application will maintain their current structures or that such marketplaces will not charge us fees to list our application for download. We are also dependent on these third-party marketplaces to enable us and our consumers to timely update our mobile device application, and to incorporate new features, integrations, and capabilities.

In addition, Apple Inc. and Google, among others, for competitive or other reasons, could stop allowing or supporting access to our mobile device application through their products, could allow access for us only at an unsustainable cost, or could make changes to the terms of access in order to make our mobile application less desirable or harder to access.

If we are unable to integrate our products with a variety of operating systems, software applications, platforms and hardware that are developed by others, our solutions may not operate effectively, our products may become less marketable, less competitive or obsolete and our business, financial condition and results of operations may be harmed.

Our products must integrate with a variety of network, hardware and software platforms, and we need to continuously modify and enhance our products to adapt to changes in hardware, software, networking, browser and database technologies. In particular, we have developed our technology platform to easily integrate with third-party applications through the interaction of application programming interfaces, or “APIs.” Our business could be harmed if any provider of such software or other technologies or systems:

•        discontinues or limits our access to its APIs;

•        modifies its terms of service or other policies, including fees charged to or other restrictions on us or other application developers;

•        changes how consumer information is accessed by us, our partners or our consumers;

•        establishes more favorable relationships with one or more of our competitors; or

•        develops or otherwise favors its own competitive offerings over ours.

Although we actively monitor our partners and multi-source venders, we cannot prevent our providers of software or other technologies from changing the features of their APIs, discontinuing their support of such APIs, restricting our access to their APIs or altering the terms governing their use in a manner that is adverse to our business. If our partners or multi-source vendors were to take such actions, our capabilities that depend on such APIs would be impaired until we are able to find a replacement partner or develop an in-house solution, which could significantly diminish the value of our platform and harm our business, operating results and financial condition. In addition, third-party services and products are constantly evolving, and we may not be able to modify our platform to maintain its compatibility with such services and products as they continue to develop, or we may not be able to make such modifications in a timely and cost-effective manner, any of which could adversely affect our business, operating results and financial condition.

We have identified material weaknesses in our internal control over financial reporting and if we fail to establish and maintain effective internal controls over financial reporting we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud. In addition, our accounting and other management systems and resources may not be immediately prepared to meet the reporting requirements applicable to U.S. public reporting companies, which may strain our resources.

Prior to this offering, we were a private company with limited accounting resources and processes necessary to address our internal control over financial reporting and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting. In connection with the audit of our financial statements for the years ended December 31, 2022 and 2021, we identified material weaknesses related to controls around the financial reporting process, specifically related to managing access to our IT systems and the management of changes to these IT systems.

Over the next year we intend to implement several measures that will improve our internal control over financial reporting, including: (1) developing data science and software solutions to improve and escalate our reconciliation processes and procedures; (2) enhancing our IT systems change management process; (3) reviewing user access to all systems and databases; and (4) improving of our internal controls to provide additional levels of review and enhanced documentation. However, we cannot assure you that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting.

After the completion of this offering, we will become subject to certain reporting requirements of Exchange Act and the other rules and regulations of the SEC and Nasdaq. We will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act.” Section 404 of the Sarbanes-Oxley Act requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F subject to phase-in accommodations for newly-listed companies. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, which may be up to five full fiscal years following the date of this offering, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

In addition, we expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. New rules and regulations relating to information disclosure, financial reporting and controls and corporate governance, which could be adopted by the SEC or other regulatory bodies or exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations. These rules and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

These new obligations will also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. Given that most of the individuals who now constitute our management team have limited experience managing a publicly traded company and complying with the increasingly complex laws pertaining to public companies, initially, these new obligations could demand even greater attention. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and operation results.

We may need to raise additional capital in the future by issuing securities or may enter into corporate transactions with an effect similar to a merger, which may dilute your interest in our share capital and affect the trading price of our Class A common shares.

We may need to raise additional funds to grow our business and implement our growth strategy through public or private issuances of common shares or securities convertible into, or exchangeable for, our common shares, which may dilute your interest in our share capital or result in a decrease in the market price of our common shares. In addition, we may also enter into mergers or other similar transactions in the future, which may dilute your interest in our share capital or result in a decrease in the market price of our Class A common shares. Any fundraising through the issuance of shares or securities convertible into or exchangeable for shares, or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in our capital stock or result in a decrease in the market price of our Class A common shares.

An occurrence of a natural disaster, widespread health epidemic or pandemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by natural disasters, such as fires or floods, the outbreak of a widespread health epidemic or pandemic, or other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of a disaster or similar event could materially disrupt our business and operations. These events could also cause us to close our operating facilities temporarily, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. In addition, our revenues could be materially reduced to the extent that a natural disaster, health epidemic or other major event harms the economy of Brazil. Our operations could also be severely disrupted if our consumers, suppliers, vendors and other business partners were affected by natural disasters, health epidemics or other major events.

The outbreak of a widespread health epidemic or pandemic, such as COVID-19, would likely adversely affect the operations of our consumers, suppliers, vendors and other business partners, and may adversely impact our results of operations in the future. For example, commerce in Brazil may be adversely affected by measures that are intended to contain and limit the outbreak`s spread. Such measures could, in turn, adversely affect our business, financial condition and results of operations.

We operate across a range of highly competitive and rapidly evolving industries, and any inability to compete successfully would materially and adversely affect our business, results of operations, financial condition, and future prospects.

We operate across a range of highly competitive and rapidly evolving industries. As a dual-sided financial services platform, we face competition from a variety of participants in Brazil, including financial institutions and payment companies. Our primary competitors for each of our strategic pillars are:

•        Digital Wallet:

•        paper-based transactions (principally cash);

•        banks and financial institutions in Brazil that provide traditional payment methods, particularly credit and debit cards and electronic bank transfers;

•        international and regional payment processing companies, such as PayPal, MercadoPago from MercadoLibre and PagBank from PagSeguro;

•        other technology companies, including digital and mobile applications, that provide P2P and P2M electronic payment services in Brazil, and companies that offer the Pix instant payment system developed by the Brazilian Central Bank; and

•        other companies that offer corporate benefits, such as Flash, Caju, Alelo, VR, Ticket and Sodexo.

•        Financial Services:

•        traditional banks and other financial institutions in Brazil that accept retail deposits, provide credit and debit cards, loans and other financial products and services; and

•        other technology companies, including digital and mobile applications, that provide financial services in Brazil, such as Nu, Mercado Pago, Inter & Co and PagBank from PagSeguro.

•        Investments:

•        investment platforms and digital players that offer investment products, such as NuInvest, XP and Inter Invest.

•        PicPay Shop:

•        providers of digital and physical goods who offer their products through their own digital stores; and

•        other technology companies, including digital and mobile applications, that offer third party digital goods to consumers in Brazil, such as Meliuz, Nu and PagBank.

•        Payment Solutions:

•        merchant acquirers in Brazil, such as GetNet, Stone, PagBank, Rede, Mercado Pago and Cielo.

We expect competition to intensify in the future, both as emerging technologies continue to enter the marketplace and as large financial incumbents increasingly seek to innovate the services that they offer to compete with our platform. Technological advances and the continued growth of e-commerce activities have increased consumers’ accessibility to products and services and led to the expansion of competition in digital payment options such as BNPL solutions. We face competition in areas such as: flexibility on payment options; duration, simplicity and transparency of payment terms; reliability and speed in processing payments; compliance and security; promotional offerings; fees; approval rates; ease-of-use; marketing expertise; service levels; products and services; technological capabilities and integration; consumer service; brand and reputation; and consumer and merchant satisfaction.

Some of our competitors are substantially larger than we are, which gives those competitors advantages we do not have, such as more diversified products, a broader consumer and merchant base, the ability to reach more consumers, an increased ability to cross-sell their products, operational efficiencies, the ability to cross-subsidize their offerings through their other business lines, more versatile technology platforms, broad-based local distribution capabilities and lower-cost funding. Our potential competitors may also have longer operating histories, more extensive and broader consumer and merchant relationships, and greater brand recognition and brand loyalty than we have. For example, more established companies that possess large, existing consumer and merchant bases, substantial financial resources and established distribution channels could enter the market.

Increased competition could result in the need for us to alter the pricing and services we offer to businesses or consumers. If we are unable to successfully compete, the demand for our platform and products could stagnate or substantially decline, and we could fail to retain or grow the number of consumers or businesses using our platform, which would reduce the attractiveness of our platform to other consumers and businesses, and which would materially and adversely affect our business, results of operations, financial condition and future prospects.

If we fail to promote, protect, and maintain our brand in a cost-effective manner, we may lose market share and our revenue may decrease.

We believe that developing, protecting and maintaining awareness of our “PicPay” brand in a cost-effective manner is critical to attracting new and maintaining active consumers to our platform. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and the experience of our consumers. Our efforts to build our brand have involved significant expenses, and we expect to increase our marketing spend in the near term. These brand promotion activities may not result in increased revenue and, even if they do, any increases may not offset the expenses incurred. Additionally, the successful protection and maintenance of our brand will depend on our ability to obtain, maintain, protect and enforce trademark and other intellectual property protection for our brand. If we fail to successfully promote, protect and maintain our brand or if we incur substantial expenses in an unsuccessful attempt to promote, protect and maintain our brand, we may lose our existing consumers to our competitors or be unable to attract new consumers. Any such loss of existing consumers, or inability to attract new consumers, would have an adverse effect on our business and results of operations.

Risks Relating to Legal and Regulatory Matters

Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.

As a payment institution (instituição de pagamento) and as a multi-service bank (banco múltiplo) in Brazil, our business is subject to Brazilian laws and regulations relating to electronic payments in Brazil, comprised respectively of Brazilian Federal Law No. 12,865/13 and Brazilian Federal Law No. 4,595 of December 31, 1964, as well as to related rules and regulations, including capital and liquidity requirements.

For instance, the Brazilian Central Bank recently enacted a new framework establishing prudential rules that are applicable to payment institutions, increasing the capital and prudential requirements to which we are subject. This framework includes Brazilian Central Bank Resolutions No. 197, 198, 199, 200, 201 and 202, all dated March 11, 2022. The new prudential requirements will be enforceable according to an implementation calendar, with full implementation taking place in January 2025. Regulations applicable to type 3 conglomerates (which is the classification of the conglomerate led by PicPay) leads to the application of stringent capital requirements to our activities, which affects our business, financial condition and results of operations. The nature of our services also renders us as gatekeepers for the purposes of Brazilian Federal Law No. 9,613/1998 (Brazilian Anti-Money Laundering Law), which imposes higher regulatory standards to prevent, monitor, and combat money laundering through, for example, detailed registration of transactions, specific internal policies, and communication of suspicious operations. Even though we adopt internal policies to address the Brazilian Central Bank’s guidelines to combat money laundering, our position as gatekeepers imposes additional risk and any failures in our internal controls may result in fines or administrative sanctions, as well as potential criminal or administrative investigations and liabilities.

Failure to comply with the requirements of the Brazilian legal and regulatory framework, including without limitation any failure to comply with the Brazilian Central Bank capital requirements, may prevent us from carrying out our regulated activities, and may: (1) require us to pay substantial fines (including per transaction fines) and disgorgement of our profits; (2) require us to change our business practices; or (3) subject us to insolvency proceedings such as an intervention by the Brazilian Central Bank, as well as the out-of-court liquidation of PicPay and PicPay

Bank, and any of our subsidiaries to whom licenses may be granted in the future. Any disciplinary or punitive action by our regulators or failure to obtain required operating licenses could seriously harm our business and results of operations.

In addition, we offer installment payment solutions to our consumers through the investment fund FIDC PicPay I, which acts as a capital market securitization vehicle that purchases receivables before their original payment date. FIDC PicPay I is not a financial institution and, thus, it is not authorized by the Brazilian Central Bank to grant loans with interest rates above the limits set by Decree No. 22,623, of April 7, 1933 (the Brazilian Usury Law). In case the discount rates applicable to the purchase of receivables by FIDC PicPay I are considered as “interest” under Brazilian law, the limits set by the Brazilian Usury Law would apply to these rates. Any limitation to the discount rates applicable to the purchase of receivables by FIDC PicPay I could negatively impact our business, financial condition and results of operations.

On October 3, 2023, Law No. 14,690 was published, establishing that credit card issuers must submit for approval of the CMN regulations that limit the interest and financial fees charged over the outstanding balance of credit cards invoices, in the categories of revolving credit (crédito rotativo) and installment credit (parcelamento de fatura de cartão de crédito). If such limits are not approved within a maximum period of 90 days as of the date of publication of the law, the total amount charged as interest and financial fees will be limited to the original amount of the debt.

One of the demands required by certain issuing institutions is the establishment of further regulations limiting the offering of purchases in installments without interest charging by Brazilian merchants, the so called PSJ (parcelado sem juros), which is widely adopted in Brazil. A proposal from relevant stakeholders and professional associations in the credit industry for such regulations is expressly linking more stringent limitations to interest rates charged on revolving credit transactions and to the number of interest-free installments issuers allow cardholders to pay for goods and services. Moreover, in connection with such discussions, there have been market discussions to regulate the PSJ matter by establishing a cap to the interchange fees charged in credit transactions, as well as a limit of twelve installments for such transactions, in order to discourage unbridled buying on credit. If any of such proposals are adopted in the regulations, or self-regulations, as the case may be, to be issued by the Brazilian authorities, our revenue associated with fees charged in certain installment transactions may be adversely affected, which could adversely affect our business, financial condition, and results of operations.

Furthermore, as part of the ongoing discussions in Brazil related to non-financial companies providing financial services, current regulation may evolve and create additional rules and obligations to payment institutions, payment scheme settlors and to the market in general.

For further information regarding these regulatory matters, see “Regulatory Overview.”

We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could harm our business, financial condition or results or operations.

We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks that could materially affect our results of operations. These laws may change, sometimes significantly, as a result of political, economic or social events. Some of the federal, state or local laws and regulations in Brazil that affect us include: those relating to consumer products, product liability or consumer protection; those relating to the manner in which we advertise, market or sell products; labor and employment laws, including wage and hour laws; tax laws or interpretations thereof; bank secrecy laws, data protection and privacy laws and regulations; and securities and exchange laws and regulations. For instance, data protection and privacy laws are developing to take into account the changes in cultural and consumer attitudes towards the protection of personal data. There can be no guarantee that we will have sufficient financial resources to comply with any new regulations or successfully compete in the context of a shifting regulatory environment.

In September 2020, Brazilian Federal Law No. 13.709/2018, called the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados), or the “LGPD,” came into effect establishing general principles, obligations and detailed rules for the collection, use, processing and storage of personal data that affects all economic sectors, including the relationship between consumers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. All legal entities are required to adapt their data processing activities to these new rules. The application of penalties provided in the LGPD became effective on August 1, 2021, and such penalties depend on the severity of the offense, according to certain criteria established by the Brazilian National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or the “ANPD” under ANPD Resolution No. 4 of February 24, 2023. Any additional privacy laws or regulations enacted or approved in Brazil could seriously harm our business, financial condition, or results of operations. Accordingly, our personal data processing activities and digital advertising practices may change significantly, which could result in additional costs for us due to the requirements to conform our practices to the provisions set forth in the LGPD.

In particular, as we seek to build a trusted and secure platform for commerce, and as we expand our network of sellers and buyers and facilitate their transactions and interactions with one another, we will increasingly be subject to laws and regulations relating to the collection, use, retention, security, and transfer of information, including the personally identifiable information of our employees and our merchants and their consumers. As with the other laws and regulations noted above, these laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business. Any failure, real or perceived, by us to comply with our posted privacy policies or with any regulatory requirements or orders or other local, state, federal, or international privacy or consumer protection-related laws and regulations could cause sellers or their consumers to reduce their use of our products and services and could materially and adversely affect our business.

Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the Cayman Islands or the United States may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations.

The Brazilian government may propose changes to the tax regime applicable to different sectors of the economy, including changes that represent an increase in our tax burden and the tax burden of our consumers and suppliers, which can negatively impact our business. These changes include changes in tax rates, tax base, tax deductibility and, occasionally, the creation of taxes (temporary or non-temporary). If these changes directly or indirectly increase our tax burden, we may have our gross margin reduced, adversely affecting our business and results of operations.

Currently, there are several bills on tax reforms subject to the Brazilian Congress vote, which may alter tax on goods and services. The bill in most advanced stage is the Proposed Amendment to the Constitution No. 45/2019, or “PEC 45/2019,” that proposes a broad reform of the Brazilian tax system, with the extinction of a variety of taxes, including social contributions, federal tax on industrialized products, the Municipal tax on services and the tax on the circulation of goods and services, for the creation of two new taxes on operations with goods and services. Any approval of a tax reform that changes the taxes levied on our operations and business may affect our business and results.

We are still unable to quantify the effects of these changes or any other additional reforms, if approved, as certain proposed amendments to the Constitution provide for the enactment of regulations regarding these new taxes, which regulations have not been presented yet. These changes may result in impacts for us that cannot be assessed yet. Accordingly, any increase in tax rates in Brazil, the creation of new taxes or the recognition of taxes that affect our operations may adversely affect us.

As a further example, in 2015 the Brazilian government increased the rate of PIS/COFINS tax (which is a tax levied on revenues) from 0% to 4.65% on financial income realized by Brazilian companies that are taxed under the non-cumulative regime (which is the tax regime that applies to PicPay Bank). In addition, our results of operations and financial condition may decline if certain tax incentives are not retained or renewed. For example, Brazilian Federal Law No. 11,196 currently grants tax benefits to companies that invest in research and development, provided that some requirements are met, which significantly reduces our annual income tax expense. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to clients, our financial condition, results of operations and cash flows could be seriously harmed. Our payment processing activities are also subject to a Municipal Tax on Services (Imposto Sobre Serviços), or “ISS.” Any increases in ISS rates would also harm our profitability.

In addition, Brazilian government authorities at the federal, state and local levels are considering changes in tax laws in order to cover budgetary shortfalls resulting from the recent economic downturn in Brazil. If these proposals are enacted they may harm our profitability by increasing our tax burden, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows. Certain tax rules in Brazil, particularly at the local level, may change without notice. We may not always be aware of all such changes that affect our business and we may therefore fail to pay the applicable taxes or otherwise comply with tax regulations and other obligations related to disclosure of certain information, which may result in additional tax assessments and penalties for our company.

At the municipal level, the Brazilian government enacted Supplementary Law No. 157/16, which imposed changes regarding the tax collection applied to the rendering of our services. These changes created new obligations, since taxes would then be due in the municipality in which the acquirer of our services is located rather than in the municipality in which the service provider’s facilities are located. This obligation originally took force in January 2018, but has been delayed by Direct Unconstitutionality Action No. 5835, or “ADI,” filed by taxpayers. The ADI challenges Supplementary Law No. 157/16’s constitutionality before the Federal Supreme Court, or the “STF,” arguing that the new legislation would adversely affect companies’ activities due to the increase of costs and bureaucracy related to the ISS payment to several Municipalities and the compliance with tax reporting obligations connected therewith. The STF declared unconstitutional certain specific provisions of Law No. 157/16 that had the purpose to change the municipality in which tax on services would be due. As a result, tax applied to the rendering of our services still applies on the municipality where the service provider is located.

Furthermore, we are subject to tax laws and regulations that may be interpreted differently by tax authorities and us. The application of indirect taxes, such as sales and use tax, value-added tax, provincial taxes, goods and services tax, business tax and gross receipt tax, to businesses like ours is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states or municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions imposing the charge of taxes or additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and monitoring could have a material adverse effect on our business and financial results.

We are also subject to review of the interpretation of certain laws by the Brazilian Judiciary, which may have adverse tax consequences. For instance, in February 2023, the STF, by unanimous vote, concluded that favorable judicial decisions to taxpayers (res judicata) must be automatically annulled if, after such decisions were issued, the STF reaches a different understanding on the subject matter.

For example, as a result of the decision, if previously a company obtained authorization from any Court of Justice that certain activity is not subject to tax, such permission would automatically be annulled if and when the STF makes a contrary ruling that the activity is in fact subject to tax (no retroactive effects should apply to taxable events prior to the new ruling). Hence, if there is any type of reversal of pro-taxpayer decisions and case law in the Brazilian courts that affects our business, our financial and operating results could be adversely affected.

We are subject to anti-corruption, anti-bribery, anti-terrorism and anti-money laundering laws and regulations and any failure to comply with these regulations may lead to criminal liability, administrative and civil lawsuits, significant fines and penalties, loss of key banking and other relationships, forfeiture of significant assets, as well as reputational harm.

We operate in a jurisdiction that has a high risk for corruption and we are subject to anti-corruption, anti-bribery, anti-terrorism and anti-money laundering laws and regulations, as provided under the Brazilian Anticorruption Laws, including, without limitation, the Brazilian Federal Law No. 12,846/2013 (the Brazilian Clean Companies Act), as regulated by Federal Decree No. 11,129/2022, Law No. 14,230/2021 (the Administrative Misconduct Law), Law 14,133/2021 (the Brazilian Public Procurement Law), Law 9,613/1998 (the Brazilian Anti-Money Laundering Law) and the United States Foreign Corrupt Practices Act of 1977, as amended, or the “FCPA.” Both the Clean Company Act and the FCPA impose liability against companies who engage in bribery of government officials, either directly or through intermediaries. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements. Monitoring compliance with anti-money laundering, anti-terrorism, and anti-corruption law and sanctions rules can impose a significant burden on banks and other financial institutions, and on us, and requires significant technical capabilities. Violations of the anti-corruption, anti-bribery, anti-terrorism and anti-money laundering laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties, loss of key banking and other relationships, forfeiture of significant assets, as well as reputational harm.

Brazilian Anticorruption Laws provide for the strict liability of companies and their legal successors that engage in corruption. Furthermore, Brazilian Anticorruption Laws provide for the joint and several liability of companies belonging to the same business conglomerate. Companies may also be held liable for corruption related offenses committed by third parties, especially if they benefited from the transactions. There is no intent or knowledge requirement for strict liability offences and therefore we could be held liable for wrongful acts even if we were not aware of them.

Regulators may increase enforcement of these obligations, which may require us to make adjustments to our compliance program, including the procedures we use to verify the identity of our consumers and to monitor our transactions. Regulators regularly reexamine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of consumers and any change in such thresholds could result in greater costs for compliance. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new consumers to join our network and reduce the attractiveness of our products and services.

Combating money laundering and fraud is a significant challenge in the online payment services industry because transactions are conducted between parties who are not physically present, which in turn creates opportunities for misrepresentation and abuse. Criminals are using increasingly sophisticated methods to engage in illegal activities such as identity theft, fraud and paper instrument counterfeiting. Online payments companies are especially vulnerable because of the convenience, immediacy and in some cases anonymity of transferring funds from one account to another and subsequently withdrawing them, including through the use of cryptocurrencies. Our payments services may be a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering and terrorist financing. Allegations of fraud may result in fines, settlements, litigation expenses, loss of key banking and other relationships, financial and reputational damage.

Misconduct of our directors, officers, employees, consultants or third-party service providers could harm us by impairing our ability to attract and retain consumers and subjecting us to legal liability and reputational harm.

Our directors, officers, employees, consultants and third-party service providers could engage in misconduct that adversely affects our business. We are subject to a number of obligations and standards arising from our business and the violation of these obligations and standards by any of our directors, officers, employees, consultants or third-party service providers could adversely affect our consumers and us. If our directors, officers, employees, consultants or third-party service providers were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial condition or business relationships. Detecting or deterring employee misconduct is not always possible, and the precautions we take to detect and prevent this activity may not be effective in all cases. If one of our employees or consultants were to engage in misconduct or were to be accused of such misconduct, our business and our reputation could be adversely affected.

In recent years, regulatory authorities across various jurisdictions, including Brazil and the United States, have increasingly focused on enhancing and enforcing anti-bribery laws, such as the Clean Company Act and the FCPA. While we have developed and implemented policies and procedures designed to ensure compliance by us and our personnel with such laws, such policies and procedures may not be effective in all instances. Any determination that we have violated the Brazilian Clean Company Act (which establishes the strict administrative and civil liability of legal entities for the practice of harmful acts committed in their interest or benefit against the government, domestic or foreign), the FCPA, or other applicable anti-corruption laws could subject us to, among other consequences, civil and criminal penalties or material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business, financial condition, results of operations or the market value of our Class A ordinary shares.

Increases in reserve, compulsory deposit, minimum capital and contributions to deposit insurance requirements may have a material adverse effect on us.

The Brazilian Central Bank has periodically changed the level of regulatory reserves and compulsory deposits that payment institutions and financial institutions in Brazil are required to maintain, and has adjusted compulsory allocation requirements to finance government programs and mandated contributions to the deposit insurance program maintained by the Brazilian Credit Guarantee Fund, or the “FGC,” with these changes continuing to be a potential area of risk as they may increase the reserve and compulsory deposit or allocation and contribution requirements in the future or impose new requirements on us, which as a result could reduce our liquidity and, as a result, may have a material adverse effect on our business, financial condition and results of operations.

Compulsory deposits and allocations generally do not yield the same return as other investments and deposits because a portion of compulsory deposits and allocations must be held in Brazilian government securities or return yielding balances at the Central Bank.

We rely on manual processes in our operations to conduct our business.

Presently, several of our functions are performed using a number of different information systems that are not fully integrated. In part because of this, we rely on certain manual processes and controls that are performed by individuals rather than automated systems. Accordingly, some of our treasury, accounting and business assurance operations, for instance, require us to perform many manual reconciliations and other manual steps, which result in a higher risk of errors, including errors in pay-out amounts, duplicate payments to our merchants in settlement transactions or to our merchant beneficiaries in our payout transactions and errors in our fees, foreign exchange rates, withholding and other tax calculations, which could involve material amounts. Manual steps also increase the probability of control deficiencies and material weaknesses.

Until these systems are fully migrated and implemented with automated replacement systems, we must depend on existing technology platforms that require more manual or duplicate processing. If we do not adequately manage and evolve our financial reporting and managerial systems and processes, our ability to manage or grow our business may be harmed. Our ability to successfully implement our goals and comply with regulations, including those adopted under the Sarbanes-Oxley Act of 2002, requires an effective planning and management system and process. We will need to continue to improve existing, and implement new, operational and financial systems, procedures and controls to manage our treasury operations and business effectively in the future.

The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.

We may be in the future, party to significant legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our clients, suppliers, consumers, as well as environmental, competition, government agencies and tax authorities, particularly with respect to civil, tax and labor claims. Our indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending litigation or future litigation or investigation significantly exceed our indemnity rights, they could have a material adverse effect on our business, financial condition and results of operations and the price of our Class A common shares. Further, even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or to those lawsuits or claims, which could adversely affect our business. See “Business — Legal Proceedings.”

We may not be able to successfully manage our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights, trademarks and trade secrets to establish and protect our proprietary technology. Third parties may challenge, invalidate, circumvent, infringe or misappropriate our intellectual property, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. Others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property, and in such cases, we could not assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which is expensive, could cause a diversion of resources and may not prove successful. Also, because of the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection, the inability to obtain third-party intellectual property or delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications could harm our business and ability to compete.

We may also be subject to costly litigation in the event our services and technology infringe upon or otherwise violate a third party’s proprietary rights. Third parties may have, or may eventually be issued, patents that could be infringed by our services or technology. Any of these third parties could make a claim of infringement against us with respect to our services or technology. We may also be subject to claims by third parties for breach of copyright, trademark, license usage or other intellectual property rights. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to these claims or could prevent us from registering our brands as trademarks. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies like ours. Even if we believe that intellectual property related claims are without merit, defending against such claims is time-consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, change our brands, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our services or using certain of our brands. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any in such circumstances, may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted.

Moreover, we believe our brand has contributed significantly to the historical success of our business. Maintaining, protecting and enhancing our brand is critical to expanding our consumer base, our loan portfolio and our third-party partnerships, as well as increasing engagement with our products and services. Our success in this regard will depend largely on our ability to remain — or, in markets into which we expand, become — widely known, gain and maintain our consumers’ trust, be a technology leader and provide reliable, high-quality and secure products and services that continue to meet the needs of our consumers at competitive prices, as well as the effectiveness of our marketing efforts and our ability to differentiate our services and platform capabilities from competitors’ products and services.

We believe that maintaining and promoting our brand in a cost-effective manner is critical to achieving widespread acceptance of our products and services and to expand our consumer base. Maintaining and promoting our brand will depend largely on our ability to continue to provide useful, reliable and innovative products and services, which we may not do successfully. Our brand promotion activities may not generate consumer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in promoting our brand. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, we would lose significant market share and our business would be materially and adversely affected. Further, our success in the introduction and promotion of new products and services, as well as the promotion of existing products and services, may be partly dependent on our visibility on third-party advertising platforms. Changes in the way these platforms operate or changes in their advertising prices or other terms could make the introduction and promotion of our products and services and our brand more expensive or more difficult. If we are unable to market and promote our brand on third-party platforms effectively, our ability to acquire new consumers would be materially harmed, which would adversely affect our business, financial condition and results of operations.

We are subject to regulatory activity and antitrust litigation under competition laws.

We are subject to scrutiny from governmental agencies under competition laws in the countries in which we operate. Some jurisdictions also provide private rights of action for competitors or consumers to assert claims of anticompetitive conduct. Other companies or governmental agencies may allege that our actions violate antitrust or competition laws, or otherwise constitute unfair competition. Contractual agreements with buyers, sellers, or other companies could give rise to regulatory action or antitrust investigations or litigation. Also, our unilateral business practices could give rise to regulatory action or antitrust investigations or litigation. Some regulators may perceive our business to have such significant market power that otherwise uncontroversial business practices could be deemed anticompetitive. Any such claims and investigations, even if they are unfounded, may be expensive to defend, involve negative publicity and substantial diversion of management time and effort, and could result in significant judgments against us.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazil’s political and economic conditions, could harm us and the price of our Class A common shares.

The Brazilian government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•        growth or downturn of the Brazilian economy;

•        interest rates and monetary policies;

•        exchange rates and currency fluctuations;

•        inflation;

•        liquidity of the domestic capital and lending markets;

•        import and export controls;

•        exchange controls and restrictions on remittances abroad;

•        modifications to laws and regulations according to political, social and economic interests;

•        fiscal policy and changes in tax laws;

•        economic, political and social instability;

•        labor and social security regulations;

•        energy and water shortages and rationing; and

•        other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our Class A common shares. We cannot predict what measures the Brazilian government will take in the face of mounting macroeconomic pressures or otherwise.

The President of Brazil has the power to determine policies and issue governmental decrees related to the conduct of the Brazilian economy and, consequently, affect the operations and financial performance of companies, including ours. It is not possible to predict which policies the President will adopt, nor whether such policies or changes in current policies could have an adverse effect on us or the Brazilian economy.

These and other future developments in the Brazilian economy and governmental policies could have a material adverse effect on us. We have no control over and cannot predict the measures and policies the Brazilian government may adopt in the future.

Political instability in Brazil may harm us and the price of our Class A common shares.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

Brazilian markets experienced heightened volatility in the last decade due to uncertainties related to a number of ongoing investigations of accusations of money laundering and corruption conducted by the Brazilian Federal Police and the Federal Prosecutor’s Office, including the largest investigation, known as Lava Jato. These investigations adversely affected the Brazilian economy and political scenario. Numerous members of the Brazilian government and of the legislative branch, as well as senior officers of large state-owned and private companies have been convicted of corruption, including by offering or accepting bribes or kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies.

The ultimate outcome of these investigations is uncertain, but they have so far had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. The development of those unethical conduct cases has and may continue to adversely affect us.

In October 2022, former President Luiz Inácio Lula da Silva won the 2022 presidential elections and took office on January 1, 2023. After the results of the presidential election were announced, certain groups formed by extreme supporters of the defeated candidate organized public protests against the use of electronic ballot boxes and alleged certain electoral conspiracies. Any deterioration of the political environment in Brazil could affect the confidence of investors and the general public.

The president of Brazil has the power to determine policies and issue governmental acts related to the Brazilian economy that affect the operations and financial performance of companies, including us. For example, through the CMN and the Central Bank, the Brazilian government introduces measures to control inflation that affect liquidity, financing strategy, loan growth or even our profitability, as well as the solvency of our clients and end consumers. We cannot predict which policies the incumbent president will adopt or if these policies or changes in current policies may have an adverse effect on us or the Brazilian economy.

Uncertainty regarding political developments and the policies the Brazilian government may adopt or alter may have material adverse effects on the macroeconomic environment in Brazil, as well as on the operations and financial performance of businesses operating in Brazil, including ours. Any of the factors above may create political instability that could harm the Brazilian economy and, consequently, adversely affect our business.

Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future could harm our business and the price of our Class A common shares.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation policies adopted to curb inflationary pressures and uncertainties regarding possible future government intervention have contributed to economic uncertainty and heightened volatility in the Brazilian economy and capital markets.

Brazil experienced inflation of 7.3%, 23.1%, 17.8% and 5.79% in the years ended December 31, 2019, 2020, 2021 and 2022, respectively, as measured by the General Market Price Index (Índice Geral de Preços — Mercado), or “IGP-M,” compiled by the Getulio Vargas educational foundation (Fundação Getulio Vargas), or “FGV.” Inflation projected for 2023 is 4.60% p.a., while inflation expectations for 2024 and 2025, as measured by the Focus Bulletin of February 13, 2023, are around 4.07% and 3.99%, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the CDI was unstable during the past three years, reaching 12.38% per annum as of December 31, 2022 and 9.15% and 1.9%, in 2021 and 2020, respectively. However, future measures taken by the Brazilian government to control inflation could include higher interest rates. Conversely, more lenient government and Brazilian Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. For example, in the year ended December 31, 2020, the real depreciated 29% against the U.S. dollar to an exchange rate of R$5.1967 per US$1.00. In the year ended December 31, 2021, the real depreciated 7.0% against the U.S. dollar to an exchange rate of R$5.5805 per US$1.00. In the year ended December 31, 2022, the real appreciated 7.0% against the U.S. dollar to an exchange rate of R$5.2177 per US$1.00. Finally, considering the nine-month period ended September 30, 2023, the real appreciated 4.2% against the U.S. dollar to an exchange rate of R$5.0076 per US$1.00. There can be no assurance that the real will not further depreciate against the U.S. dollar or other currencies in the future.

Depreciation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. Depreciation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.

On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts. We and certain of our suppliers purchase goods and services from countries outside of Brazil, and thus changes in the value of the U.S. dollar compared to other currencies may affect the costs of goods and services that we purchase. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability.

Fluctuations in interest rates may harm our business.

Our operations include processing consumer transactions made using credit cards, as well as providing for the prepayment of merchants’ receivables when consumers make purchases in installments. If Brazilian interest rates increase, consumers may choose to make fewer purchases using credit cards; and fewer consumers may decide to make payments in installments if our overall financing costs require us to increase the cost of our installment payment solutions to our clients. Either of these factors could cause our business activity levels to decrease, which could materially adversely affect our financial condition and results of operations. On the other hand, if Brazilian interest rates decrease, our revenues per transaction may decrease.

In addition, increases in interest rates and our costs of funding would also increase our liquidity risk. Our cost of obtaining funds is directly related to prevailing interest rates and to our credit spreads, with increases in these factors increasing our cost of funding. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile. Disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us, or at all. In the event of a sudden or unexpected shortage of funds in the banking system, we cannot guarantee that we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets, which would materially adversely affect our business.

We are subject to economic and political risk, the business cycles and volatility in the overall level of consumer, business and government spending, which could negatively impact our business, financial condition and results of operations.

The industries in which we operate depend heavily on the overall level of consumer, business and government spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. A sustained deterioration in general economic conditions, including a rise in unemployment rates in Brazil, or increases in interest rates may adversely affect our financial performance by reducing the number or average purchase amount of transactions made using electronic payments and/or compromise the credit quality of our loan portfolio. A reduction in the amount of consumer spending could result in a decrease in our revenue and profits. If our consumers make fewer transactions or spend less money per transaction, we will have fewer transactions to process at lower amounts, resulting in lower revenue.

Relatedly, to mitigate our economic risks (such as interest rates and foreign exchange), we enter into derivative contracts or other hedging instruments, which exposes us to counterparty risk. Any limitation on the trading of these derivative contracts or hedging instruments could materially and adversely affect us. Separately, because we routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks and other institutional consumers, defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry could lead to market-wide liquidity problems that could negatively impact our business, financial condition and results of operations.

In addition, a recessionary economic environment could affect our merchants through a higher rate of bankruptcy filings, resulting in lower revenues and earnings for us.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazil’s Gross Domestic Product, or “GDP,” was 2.9%, 4.6% and negative 4.1% in the years ended December 31, 2022, 2021 and 2020, respectively. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of securities issued by companies operating in Brazil, including the price of our Class A common shares.

The market for securities of companies operating in Brazil, including us, is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries and regions. To the extent the conditions of the global markets or economy deteriorate, the business of companies operating in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of Brazil’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to Brazilian companies and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

Global markets recently recorded volatility and disruptions after the escalation of geopolitical tensions, including the beginning of the military conflict between Russia and Ukraine and the recently commenced war between Israel and Hamas. This scenario may continue to lead to disruptions in the market, including a significant volatility in the prices of raw materials, particularly oil and gas. We continue to monitor the scenario in Ukraine on a global level and assess its potential impact on our business. The intensity and the duration of the current war between Israel and Hamas are difficult to predict, as well as the economic implications of this war on our business and operations and global geopolitical instability. The reaction of investors to developments in these countries may have an adverse effect on the market value of securities of Brazilian issuers. In addition, globalization of capital markets has increased countries’ vulnerability to adverse events, such as economic fluctuations and recessions in other parts of the world. Crises in other countries may diminish investor’s confidence in securities of Brazilian issuers, including our common shares.

Crises and political instability in other emerging market countries, the United States, Europe or other countries could decrease investor demand for securities related to companies operating in Brazil, such as our Class A common shares and may harm our business and the price of our Class A common shares.

Any downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

Following a prolonged period of stability, the rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

•        Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook in December 2015, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. It subsequently downgraded the rating to BB in May 2016.

•        In January 2018, Standard & Poor’s downgraded Brazil’s sovereign debt credit rating from BB to BB-minus with a stable outlook in light of doubts regarding the presidential election and social security reform efforts. In February 2019, Standard & Poor’s reaffirmed Brazil’s sovereign credit rating at BB-minus with a stable outlook. In December 2019, Standard & Poor’s affirmed Brazil’s sovereign credit rating at BB minus with a positive outlook.

•        In April 2018, Moody’s maintained Brazil’s sovereign debt credit rating at Ba2, but changed its prospect from negative to stable, maintaining it in September 2018, citing the expected new government spending cuts. In May 2019, Moody’s affirmed Brazil’s sovereign credit rating at Ba2 and changed the outlook to stable. The latest rating by Moody’s was in April 2022, reaffirming Brazil’s sovereign credit rating at Ba2 with a stable outlook.

•        In May 2020, Fitch changed its outlook to negative in the context of developments relating to the COVID-19 pandemic, which was reaffirmed in May and in December 2021 and in December 2022. In July 2023, Fitch upgraded Brazil’s sovereign credit rating to BB with a stable outlook.

As of the date of this prospectus, Brazil’s sovereign credit ratings were BB- with a positive outlook, Ba2 with a stable outlook and BB with a positive outlook by Standard & Poor’s, Moody’s and Fitch, respectively, which is below investment grade.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities issued by companies with significant Brazilian operations have been negatively affected. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Class A common shares to decline.

We may face restrictions and penalties under the Brazilian Consumer Protection Code in the future, and rules seeking to reduce consumer over-indebtedness may drive consumers and potential consumers away from our products.

Brazil has a series of strict consumer protection statutes, collectively known as the Consumer Protection Code (Código de Defesa do Consumidor), that are intended to safeguard consumer interests and that apply to all companies in Brazil that supply products or services to Brazilian consumers. These consumer protection provisions include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação

de Proteção e Defesa do Consumidor), or “PROCONs,” which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as the National Secretariat for Consumers (Secretaria Nacional do Consumidor), or “SENACON.” Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta), or “TAC.” Brazilian Public Prosecutor Offices may also commence investigations related to consumer rights violations and this TAC mechanism is also available for them. Companies that violate TACs face potential automatic fines. Brazilian Public Prosecutor Offices may also file public civil actions against companies in violation of consumer rights, seeking strict observation to the consumer protection law provisions and compensation for the damages consumers may have suffered. To the extent consumers file proceedings relating to consumer rights against us in the future, we may face reduced revenue due to refunds and fines for non-compliance that could negatively impact our results of operations.

Moreover, on July 2, 2021, Brazilian Law No. 14,181, or the “Over Indebtedness Law,” created a chapter in the Consumer Protection Code dedicated to responsible credit and financial education, with new provisions that require specific information to be provided to the consumer when granting credit or in installment sales, such as the effective monthly interest rate, interest on arrears and late payment charges. Moreover, Decree No. 11,150 was enacted on July 26, 2022, determining a “base minimum” (“mínimo existencial”) for the prevention, treatment and conciliation of situations of over-indebtedness in consumer debt, at the rate of 25% of the minimum wage. On June 20, 2023, Decree No. 11,567 was enacted, changing the previous rate to the fixed amount of R$600.00. This new set of rules may contribute to driving consumers and potential consumers away from our products and to file complaints against us with grounds in over indebtedness situations, which could adversely impact our business, financial condition and results of operations.

Risks Relating to Being a Foreign Private Issuer and an Emerging Growth Company

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We will follow Cayman Islands laws and regulations that are applicable to Cayman Islands companies. However, Cayman Islands laws and regulations applicable to Cayman Islands companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we will be subject to Cayman Islands laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company, we are permitted to, and intend to take advantage of, certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we will not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board (unless the SEC determines otherwise) and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual revenues of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common shares that is held by non-affiliates exceeds US$700 million as of the prior June 30th and that we have been subject to the reporting requirements of the SEC for at least twelve months and have filed at least one annual report with the SEC, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common shares held by non-affiliates exceeds US$700 million as of any June 30 (the end of our second quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our Class A common shares less attractive because we may rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the price of our Class A common shares may be more volatile.

Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the IASB. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities.

We cannot predict if investors will find our Class A common shares less attractive because we will rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and our share price may be more volatile.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain stock exchange corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of our Class A common shares.

As a foreign private issuer, we are permitted to, and we will, follow certain home country corporate governance practices instead of those otherwise required under Nasdaq’s rules for domestic U.S. issuers, provided that we disclose any significant ways in which our corporate governance practices differ from those followed by domestic companies under Nasdaq listing standards. See “Management — Foreign Private Issuer Status” for more information.

As a result of our reliance on the corporate governance exemptions available to foreign private issuers under Nasdaq rules, you will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements. We also expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. If we were to lose our foreign private issuer status but remain a controlled company, we may rely on the “controlled company” exemption under Nasdaq corporate governance rules. For more information, see “Management — Controlled Company Exemptions.”

Availing ourselves of any of these exemptions, as opposed to complying with the requirements that are applicable to a U.S. domestic registrant, may provide less protection to you than is accorded to investors under Nasdaq’s corporate governance rules. Therefore, any foreign private issuer or “controlled company” exemptions we avail ourselves of in the future may reduce the scope of information and protection to which you are otherwise entitled as an investor.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our outstanding voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

Risks Relating to Our Class A Common Shares and this Offering

There is no existing market for our Class A common shares, and we do not know whether one will develop to provide you with adequate liquidity. If our share price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our Class A common shares. If an active trading market does not develop, you may have difficulty selling any of our Class A common shares that you buy. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on Nasdaq, or how liquid that market might become. The initial public offering price for the Class A common shares will be determined by negotiations between us, the selling shareholders and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our Class A common shares at prices equal to or greater than the price paid by you in this offering. In addition to the risks described above, the market price of our Class A common shares may be influenced by many factors, some of which are beyond our control, including:

•        the failure of financial analysts to cover our Class A common shares after this offering or changes in financial estimates by analysts;

•        actual or anticipated variations in our operating results;

•        changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our Class A common shares or the shares of our competitors;

•        announcements by us or our competitors of significant contracts or acquisitions;

•        future sales of our shares; and

•        investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our Class A common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations. If a market does not develop or is not maintained, the liquidity and price of our Class A common shares could be seriously harmed.

Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline.

Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our Articles of Association, we are authorized

to issue up to            shares, of which following this offering            Class B common shares will be outstanding and (1)            Class A common shares will be outstanding (assuming no exercise of the underwriters’ option to purchase additional shares) or (2)            Class A common shares will be outstanding (assuming the underwriters’ option to purchase additional shares is exercised in full). We have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our Class A common shares.

In addition, we have adopted a restricted share plan, pursuant to which have the discretion to grant shares to eligible participants. See “Management — Long-Term Incentive Plan.” We intend to register all common shares that we may issue under our restricted share plan. Once we register these common shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus, and any other applicable restrictions. If a large number of our common shares or securities convertible into our common shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our common shares and impede our ability to raise future capital.

We have granted the holders of our Class B common shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.

Under our Articles of Association, the holders of our Class B common shares are entitled to preemptive rights to purchase additional common shares in the event that we issue additional Class A common shares, upon the same economic terms and at the same price, in order to allow them to maintain their proportional ownership interests. The exercise by the holders of our Class B common shares of preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase. For more information, see “Description of Share Capital — Preemptive or Similar Rights.”

Our Articles of Association contain anti-takeover provisions that may discourage a third-party from acquiring us and adversely affect the rights of holders of our Class A common shares.

Our Articles of Association contain certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain our control in a tender offer or similar transactions. For more information, see “Description of Share Capital — Anti-Takeover Provisions in our Articles of Association.”

We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the operation of our business and future growth. We do not intend to pay any dividends to holders of our Class A common shares. As a result, capital appreciation in the price of our Class A common shares, if any, will be your only source of gain on an investment in our Class A common shares.

The disparity in the voting rights among the classes of our shares may have a potential adverse effect on the price of our Class A common shares, and may limit or preclude your ability to influence corporate matters.

Each Class A common share will entitle its holder to one vote per share on all matters submitted to a vote of our shareholders. Each holder of our Class B common shares will be entitled to 10 votes per Class B common share. The difference in voting rights could adversely affect the value of our Class A common shares by, for example, delaying or deferring a change of control or if investors view, or any potential future purchaser of our company views, the superior voting rights of the Class B common shares to have value. Because of the ten-to-one voting ratio between our Class B and Class A common shares, the holders of our Class B common shares collectively will continue to control a majority of the combined voting power of our common shares and therefore be able to control all matters submitted to our shareholders so long as the Class B common shares represent at least 9.1% of all outstanding shares of our Class A and Class B common shares. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future.

Future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions, such as certain transfers effected to permitted transferees or for estate planning or charitable purposes. The conversion of Class B common shares to Class A common shares will have the effect, over time, of increasing the relative voting power of those holders of Class B common shares who retain their shares in the long term. For a description of our dual class structure, see “Description of Share Capital — Voting Rights.”

In addition, our dual-class structure may result in a lower or more volatile market price of our Class A common shares or in adverse publicity or other adverse consequences. For example, certain index providers have imposed restrictions on including companies with multiple-class share structures in certain of their indexes. FTSE Russell requires new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders. Moreover, several stockholder advisory firms have announced their opposition to the use of dual-class structures. As a result, our dual-class structure may prevent the inclusion of our Class A common shares in these indices and may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A common shares. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common shares.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our Articles of Association, as amended and restated from time to time, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly defined as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less prescriptive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholder(s) than they would as shareholders of a corporation incorporated in a jurisdiction in the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions based on the United States or other foreign laws against us, our management or the experts named in this prospectus.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in Brazil. In addition, all of our directors and officers reside outside the United States. As a result, it may be difficult for you to effect service of process within the United States or elsewhere outside Brazil upon these persons. It may also be difficult for you to enforce in Brazil or Cayman Islands courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. It may be difficult or impossible for you to bring an action against us in the Cayman Islands if you believe your rights under the U.S. securities laws have been infringed. In addition, there is uncertainty as to whether the courts of the Cayman Islands or Brazil would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or Brazilian courts would hear original actions brought in the Cayman Islands or Brazil against us or such persons predicated upon the securities laws of the United States or any state. See “Enforceability of Civil Liabilities.”

New investors in our Class A common shares will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our Class A common shares will be substantially higher than the pro forma net tangible book value per share of the outstanding Class A common shares immediately after this offering. Based on an assumed initial public offering price of US$            per share (the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value as of September 30, 2023, if you purchase our Class A common shares in this offering you will pay more for your shares than the amounts paid by our existing shareholders for their shares and you will suffer immediate dilution of approximately US$            per share in pro forma net tangible book value. As a result of this dilution, investors purchasing Class A common shares in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. See “Dilution.”

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our Class A common shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, results of operations and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

You may face difficulties in protecting their interests because we are a Cayman Islands exempted company with limited liability.

Our corporate affairs are governed by our Articles of Association, by the Companies Act and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. See “Description of Share Capital — Principal Differences between Cayman Islands and U.S. Corporate Law.” Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court-sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation of a company that takes place by way of a scheme of arrangement. This may make it more difficult for you to assess the value of any consideration you may receive in such a merger or consolidation or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation that does not take place by way of a scheme of arrangement to apply to the Grand Court of the Cayman Islands, or the “Grand Court,” for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands’ law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands and Brazil. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands Court may stay proceedings if concurrent proceedings are being brought elsewhere.

Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais.

Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, as determined by the Brazilian Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not fully compensate non-Brazilian investors for any claim arising out of or related to our obligations under the Class A common shares.

The Cayman Islands Economic Substance Law may affect our operations.

As the global regulatory and tax environment evolves, we may be subject to new or different statutory and regulatory requirements (for example, the Cayman Islands has recently enacted the International Tax Co-operation (Economic Substance) Act (2020 Revision)). It is difficult to predict what impact the adoption of new laws or regulations, or changes in the interpretation of existing laws or regulations, could have on us. For example, compliance with various additional obligations may create significant additional costs that may be borne by investors or otherwise affect our management and our operation. We will continue to monitor the position and reserves the right to adopt such arrangements as it deems necessary or desirable to comply with any applicable requirements.

There is a risk that we will be a passive foreign investment company for U.S. federal income tax purposes, and such classification could result in materially adverse U.S. federal income tax consequences for U.S. investors.

We will be a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of our gross income consists of “passive income” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. For this purpose “passive income” generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions with exceptions for, among other things, dividends, interest, rents and royalties received from certain related companies to the extent attributable (in accordance with U.S. Treasury regulations) to non-passive income derived by such related companies, as well as for gains from sale or exchange of inventory or similar property. For purposes of the PFIC asset test, the aggregate fair market value of the assets of a publicly traded non-U.S. corporation is generally treated as being equal to the sum of the aggregate value of the outstanding stock and the total amount of the liabilities of such corporation, or the “Market Capitalization,” and the excess of the fair market value of such corporation’s assets as so determined over the book value of such assets is generally treated as goodwill that is a non-passive asset to the extent attributable to such corporation’s non-passive income. In addition, for the PFIC asset test, cash and cash equivalents are considered passive assets. Based on certain estimates of our gross income, gross assets, the nature of our business, the expected use of the proceeds from this offering of the common shares and our anticipated Market Capitalization, it is possible that we were a PFIC in prior taxable years and may be classified as a PFIC in the current taxable year or in the foreseeable future. There can be no assurance that we will not be considered a PFIC for any taxable year because the determination of whether we are a PFIC is made annually and is based on the composition of our gross income, the value of our assets (including goodwill), Market Capitalization and activities in those years. Because our Market Capitalization generally will be determined by reference to the aggregate value of our outstanding common shares, our PFIC status will depend in large part on the market price of the common shares, which may fluctuate significantly. If we are classified as a PFIC for any taxable year, U.S. investors may be subject to adverse U.S. federal income tax consequences, including increased tax liability on gains from dispositions of common shares and certain excess distributions, and a requirement to file annual reports with the U.S. Internal Revenue Service. Prospective U.S. investors should consult their tax advisors regarding our PFIC status and the consequences to them if we were classified as a PFIC for any taxable year.

Notwithstanding the above, certain elections may be available to U.S. Holders with respect to our common shares, such as a “mark-to-market” election, which may mitigate the adverse consequences of PFIC status.

For additional information, see “Taxation — U.S. Federal Income Tax Considerations for U.S. Holders — Passive Foreign Investment Company Rules.”

Use of Proceeds

We estimate that the net proceeds from our issuance and sale of            Class A common shares in this offering will be approximately US$            (or US$            million if the underwriters exercise in full their option to purchase additional shares), assuming an initial public offering price of US$            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each US$1.00 increase (decrease) in the assumed initial public offering price of US$            per share would increase (decrease) the net proceeds to us from this offering by approximately US$            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately US$            , assuming the assumed initial public offering price stays the same.

We intend to use the net proceeds from this offering to fund our growth strategy, which may include M&A transactions, and for general corporate purposes. To this end, we intend to contribute the net proceeds from this offering to our operating subsidiary PicPay Brazil in the form of one or more capital contributions. We will have broad discretion in allocating the net proceeds from this offering, including but not limited to the timing of the capital contributions.

Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including the factors described under “Risk Factors” in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, interest-bearing instruments and Brazilian government securities. No assurance can be given that we will invest the net proceeds from this offering in a manner that produces income or that does not result in a loss in value.

Dividends and Dividend Policy

We have not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future.

We have not declared or paid any dividends to our shareholders since our incorporation in the Cayman Islands on January 18, 2021. In addition, PicPay Brazil has not paid any dividends to its shareholders since 2015.

Certain Cayman Islands and Brazilian Legal Requirements Related to Dividends

Under the Companies Act and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Taxation — Cayman Islands Tax Considerations.”

Additionally, please refer to “Risk Factors — Risks Relating to Our Business and Industry — Our holding company structure makes us dependent on the operations of our subsidiaries.” Our ability to pay dividends is directly related to positive and distributable net results from PicPay Brazil. If, for any legal reasons due to new laws or bilateral agreements between countries, they are unable to pay dividends to Cayman Islands jurisdiction, or if Cayman Islands becomes incapable of receiving them, we may not have how to do any dividend payments in the future.

Capitalization

The table below sets forth our total capitalization as of December 31, 2022, which is equivalent to the sum of our financial liabilities measured at amortized cost and our total equity, as follows:

•        PicS, on an actual historical basis;

•        PicS, as adjusted to give effect to the issuance and sale by PicS of the Class A common shares in this offering, and the receipt of US$            million (R$            million) in estimated net proceeds, considering an offering price of US$            million (R$            million) per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, and the use of proceeds therefrom (and assuming no exercise of the underwriters’ option to purchase additional shares and placement of all offered Class A common shares).

Investors should read this table in conjunction with our audited consolidated financial statements included elsewhere in this prospectus, with the sections of this prospectus entitled “Summary Financial and Other Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with the other financial information contained in this prospectus.

	As of December 31, 2022
	PicS Actual		PicS As Adjusted(2)
	(in thousands of US$)(1)	(in thousands of R$)	(in thousands of US$)(1)	(in thousands of R$)
Financial obligations measured at amortized cost	2,023.6	10,558.6
Total equity(3)	222.7	1,162.2
Total capitalization(3)(4)	2,246.4	11,720.8

____________

(1)      For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of December 30, 2022 of R$5.2177 to US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(2)      As further adjusted to give effect to the issuance and sale by PicS of the Class A common shares in this offering and the receipt of R$            million (US$            million) in estimated net proceeds, considering an offering price of US$            per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, and the use of proceeds therefrom (and assuming no exercise of the underwriters’ option to purchase additional shares and placement of all offered Class A common shares).

(3)      Each US$1.00 increase (decrease) in the offering price per Class A common share would increase (decrease) our total capitalization and equity by R$            million (US$            million).

(4)      Total capitalization is equivalent to the sum of our obligations to financial obligations measured at amortized cost and our total equity.

Dilution

Net tangible book value is defined as total assets (excluding intangible assets) less total liabilities. Net tangible book value per share is defined as net tangible book value divided by the total number of shares outstanding. As of December 31, 2022, we had a net tangible book value per share of R$22.03 (US$4.22), corresponding to net tangible book value of R$752 million (US$144 million), divided by 34,154,137, the total number of our shares outstanding as of December 31, 2022.

After giving effect to the sale by us of the            Class A common shares offered by us in the offering, and considering an offering price of US$            per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value estimated as of December 31, 2022 would have been approximately US$            million, representing US$            per share. This represents an immediate increase in net tangible book value of US$            per share to existing shareholders and an immediate dilution in net tangible book value of US$            per share to new investors purchasing Class A common shares in this offering. See “Risk Factors — Risks Relating to Our Class A Common Shares and this Offering — New investors in our Class A common shares will experience immediate and substantial book value dilution after this offering.” Dilution for this purpose represents the difference between the price per Class A common shares paid by these purchasers and net tangible book value per Class A common share immediately after the completion of the offering.

If you invest in our Class A common shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A common share (when converted into reais) and the pro forma net tangible book value per Class A common share after accounting for the issuance and sale of new common shares in this offering.

Because the Class A common shares and Class B common shares of PicS have the same dividend and other rights, except for voting, preemption and conversion rights, we have counted the Class A common shares and Class B common shares equally for purposes of the dilution calculations below.

The following table illustrates this dilution to new investors purchasing Class A common shares in the offering.

Net tangible book value per share as of December 31, 2022	US$ 4.22
Increase in net tangible book value per share attributable to existing shareholders	US$
Pro forma net tangible book value per share after the offering	US$
Dilution per Class A common share to new investors	US$
Percentage of dilution in net tangible book value per Class A common share for new investors	%

Each US$1.00 increase (decrease) in the offering price per Class A common share, respectively, would increase (decrease) the net tangible book value after this offering by US$            per Class A common share and the dilution to investors in the offering by US$            per Class A common share.

The actual offering price per Class A common share is not based on the pro forma net tangible book value of our common shares, but will be established based through a bookbuilding process. The foregoing tables assume no exercise of the underwriters’ option to purchase additional shares.

To the extent that we grant shares to our employees under our restricted share plan or other issuances of common shares are made, there will be further dilution to new investors. The maximum aggregate number of shares that may be issued pursuant to awards under this plan is equivalent to 2% of our total capital stock immediately following this offering. See “Management — Long-Term Incentive Plan.”

Market Information

Prior to this offering, there has been no public market for our Class A common shares. We cannot assure that an active trading market will develop for our Class A common shares, or that our Class A common shares will trade in the public market subsequent to the offering at or above the initial public offering price.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2022 and 2021 and the notes thereto, included elsewhere in this prospectus, as well as the information presented under “Presentation of Financial and Other Information” and “Summary Financial and Other Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We were founded more than ten years ago in the city of Vitória, in the State of Espírito Santo, as a peer-to-peer (P2P) transfer platform to provide a seamless digital payment solution in a country where payments historically were cumbersome, slow and costly. Our user-friendly solution allowed individuals to send money easily through their mobile phones any time of day, which quickly caught the attention of millions of consumers. In just a few short years, we believe we became one of Brazil’s leading digital wallets by number of consumers.

After our early success with P2P payments, we noticed a gap in the broader payments ecosystem and broadened our lens to focus on improving consumers’ relationship with businesses, which led us to build a two-sided ecosystem, servicing both our consumer and business customers. We believe we were one of the first financial services companies to provide QR Code payments for businesses in Brazil, allowing our consumers to seamlessly make payments by scanning a single QR Code, either in store or online.

As we grew as a company, so did the financial needs of both our consumer and business customers. We continued to innovate and deliver new solutions to address their needs, launching various payments, credit and insurance products, making PicPay a complete financial platform, and, in the process, further expanding our addressable market, which is comprised of financial and non-financial services in Brazil.

Eventually our ambitions grew beyond payments, leading us to take on the goal of revolutionizing how Brazilians manage and interact with their finances. We have launched and scaled products and services for consumers to address several needs, including:

•        Digital Wallet:    incorporated Pix (the Brazilian Central Bank’s instant payment system), bill payments, peer-to-peer (P2P), person-to-merchant (P2M), BNPL and corporate benefits;

•        Financial Services:    leveraged a multi-funding financial market to originate and distribute personal loans, PicPay debit and credit cards, public payroll loans, P2P loans, auto secured, and secured loans;

•        Investments:    integrated third party providers to provide access to CDBs, person-to- business (P2B) loans, equity, and fixed income funds;

•        Services:    our open platform that allows consumers to purchase physical and digital goods and subscribe to services offered by online businesses at PicPay Shop within the PicPay app.

At the same time, we have been evolving our business ecosystem going beyond QR Code payments. Our offerings for businesses are designed to streamline financial operations for enterprises, offering a suite of tools and features that cater to diverse business needs. These solutions encompass payment acceptance through a comprehensive merchant acquiring platform for online and brick-and-mortar businesses, as well as multiple financial and non-financial services, as follows:

•        Payment solutions:    businesses can accept payments from consumers through PicPay using (1) a proprietary QR Code (2) Pix in app or through a physical QR Code, (3) point-of-sale (POS) terminals owned by third-party merchant acquirer partners, (4) e-commerce captured through our online payment checkout (e-wallet) directly integrated with the consumers’ PicPay e-wallet and (5) payment links. We intend to strengthen and grow our payments solutions suite for businesses;

•        Financial services for businesses:    complete business accounts, debit and credit cards, prepayment options and working capital solutions; and

•        Non-financial services for businesses:    we launched the PicPay Shop as open e-Commerce platform that allows businesses to offer a wide range of products and services to our consumer base, including online shopping in-app or through our affiliate model that directs our consumers to our partners’ websites, including Amazon, Shopee, AliExpress, qualifying our consumers for a merchant funded cashback deposited directly in their digital wallet. Moreover, we also offer advertising solutions (Ads) and a B2B marketplace.

We are one of the largest digital wallet providers in Brazil in terms of consumers registered, based on data provided by the Brazilian Central Bank as of September 30, 2023, and one of the leading payment platforms in Latin America, with 34 million quarterly active consumers as of June 30, 2023 and a TPV of R$116 billion in the first half of 2023. We enjoy strong brand recognition, with 89% brand awareness in Brazil based on a brand tracking study commissioned by us and conducted by Ginger, an independent boutique market research firm, in June 2023. We operate a two-sided ecosystem that connects our consumers, businesses and third-party affiliate partners, and remain focused on developing a marketplace to democratize access to financial services for everyone. As of June 30, 2023, 23 million of our consumers had an outstanding balance in their PicPay digital wallets, corresponding to R$10.1 billion in deposits. Cash in totaled R$94 billion in the first half of 2023. As of June 30, 2023, 986 thousand active businesses accepted PicPay’s payments network, and more than 10 million licensed merchants accepted PicPay through partnerships with acquirers, corresponding to a R$11 billion TPV in the first half of 2023. We intend to continue to make investments in the development of new products and services as well as in our consumer experience in order to meet the needs of our consumers and businesses over the long-term.

The graphic below highlights certain of our operating achievements:

____________

Notes:

(1)      Consumers who opened the PicPay app or effected at least one financial transaction in the second quarter of 2023 or that held an outstanding balance in their digital wallet on the last closing day of the second quarter of 2023.

(2)      Number of consumers that held an outstanding balance in their digital wallet on the last closing day of the second quarter of 2023.

(3)      Outstanding digital wallet balance held by consumers on the last closing day of the second quarter of 2023. Unit standard: M (million), B (billion).

At its core, PicPay is a two-sided ecosystem that creates a bridge between both consumers and businesses. Our platform enables consumers to effect payments, invest and leverage a broad array of essential financial services, all in a single app. We simultaneously support businesses with payment acceptance services and other essential financial solutions, such as a complete digital account and the prepayment of their receivables.

Through our unique two-sided open platform, we provide value to our consumers in a variety of ways:

•        Consumers can access a wide range of products and services, including day-to-day payments, financial products, such as cards, loans, insurance and investments, as well as other non-financial services, including gift cards, transportation or mobile recharges (top-ups), online shopping and more.

•        Businesses can receive payments through various modalities (QR Code, Pix, payment link and PicPay e-wallet), access financial services (such as prepayment of receivables, loans, debit and credit cards), have access to a complete digital account for day-to-day payments, offer their products and services on the PicPay Shop, sell and purchase goods in our B2B marketplace, and advertise their products and services within our app.

•        Financial and non-financial institutions can connect to our open platform to distribute their products and services (such as credit, insurance and investment products), allowing them to benefit from the significant data that we have collected to provide more relevant and customized offerings targeted at the individual consumer’s needs.

Connecting consumers and businesses enables PicPay to offer a unique end-to-end product experience with a wide range of financial and non-financial services in-app, while gaining valuable insights into consumer behavior. The graphic below illustrates our two-sided ecosystem encompassing solutions for both consumers and businesses:

Consumer Ecosystem Operating and Financial Highlights

Digital Wallet

As of June 30, 2023, we had 34 million active consumers with 23 million customers maintaining a digital wallet balance in our ecosystem, an increase of 4% year-over-year. The digital wallet balance held by consumers in our ecosystem totaled R$10.1 billion as of June 30, 2023, an increase of 22% from R$8.3 billion as of June 30, 2022.

Digital Wallet Monetization Model

Our open platform approach enables consumers to register on file any credit card to fund payments transactions, such as electronic transfers and payments (P2P, Pix, P2M, bills and the purchase of digital goods, among others) in either one payment or in installment payments. For the six month period ended June 30, 2023, our PicPay-branded credit represented 9% of the total credit card TPV captured in our digital wallet. Moreover, our digital wallet model is primarily fee based and asset-light, i.e., we will only begin assuming credit and underwriting risk if these transactions are sourced by our PicPay-branded credit card following the transfer of the Banco Original credit card portfolio to us. For more information, see “Business — Our History — Recent Acquisitions and Corporate Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors Affecting our Financial Condition and Results of Operations — Acquisitions and New Lines of Business and Other Developments.”

Our wallet is mainly monetized when transactions are sourced by credit cards. Transaction fees through credit cards vary from 3.49% up to 4.99% of the transaction amount, while our installment fees can vary from 2.99% up to 5.49% of the transaction amount. Transactions funded by balances held in our digital wallets are free of charge.

The graphic below illustrates our digital wallet monetization model:

In this example, we illustrate two scenarios of using a credit card registered on file as a source of funding payments, such as P2P, Pix and bill payments, with our digital wallet:

•        in the first scenario, the R$100.00 transaction is paid in full. For a regular credit card transaction, we charge the payer a transaction fee of 3.99% and the total cost to the payer is R$103.99, while the receiver obtains the total amount of R$100.00 instantaneously and at no cost.

•        in the second scenario, the R$100.00 transaction is paid in multiple installments (assuming ten installments in the example above). For installment based transactions, we charge the payer a 3.99% transaction fee plus an installment fee of 2.99% for each installment. As a result, the total cost for the payer is R$121.18 (consisting of transaction fee of R$3.99 plus an installment fee of R$17.86 based on the number of installments selected by the payer), while the receiver obtains the total amount of R$100.00 (which is not charged on the outstanding balance) instantaneously and at no cost.

As shown in the chart below, our digital wallet TPV, which includes instant payments (P2P and Pix) and bill payments, totaled R$97 billion in the six months ended June 30, 2023, an increase of 38% when compared to the six months ended June 30, 2022. In addition, 88% of our digital wallet TPV as of June 30, 2023 is derived from P2P and Pix payments, with the remainder derived from bill payments.

Digital Wallet TPV
(R$ million)

In the year ended December 31, 2022, our Digital Wallet Revenue and Financial Income totaled R$2.6 billion. While we registered a loss of R$692.9 million in our consolidated statement of profit or loss for the year ended December 31, 2022, we believe that our digital wallet is one of the most profitable digital wallets in the global fintech landscape taking into consideration our Digital Wallet Adjusted EBTDA of R$784.9 million in the year ended December 31, 2022. These results have enabled us to reinvest in new ventures to diversify the capabilities of our ecosystem.

Instant Payments (P2P and Pix)

We began offering instant payments ten years ago as a pioneer in P2P transactions exclusively between PicPay accounts. Transactions were effected in-app instantly 24 hours a day and seven days a week at no cost. Over time, we enabled our consumers to register on file credit cards to finance P2P transactions in multiple installments, enabling us to monetize these transactions.

Because P2P transactions have been our primary offering and value proposition since the beginning of our operations, we believe we were prepared to capture the benefits of Pix, a payment method developed and introduced by the Brazilian Central Bank in 2020 that allows consumers to send instantaneously and receive payments instantaneously among banks and other digital wallets. The interoperability with institutions in the Brazilian financial system offered by Pix allowed us to significantly expand our services, complementing our previously closed loop P2P payments ecosystem.

We believe that the introduction of Pix has been favorable to our platform, mainly due to:

•        the increased number of individuals that have been able to effect digital payments for the first time given that Pix is free of charge (as of June 30, 2023, more than 28 million unique consumers have a Pix-registered key (i.e., a unique identifier) on PicPay);

•        improved and frictionless experience in onboarding clients versus traditional means such as wire transfers and bank slips (boleto) (as of June 30, 2023, Pix already accounts for more than 95% of total cash transfers into our platform (i.e., cash-in);

•        increased engagement and cross-selling opportunities, with consumers who transfer cash into our platform through Pix spending, on average, 2.3x more and executing 7.4x more transactions than other consumers as of June 30, 2023; and

•        potential monetization opportunities arising from new products that use Pix infrastructure, including Pix/credit card functionalities and Pix installment payments (Pix Credit) launched in October 2021, enabling our consumer and business customers to finance Pix transactions in multiple installments through any credit card registered in our app.

Pix Credit was a key product that contributed to the increased monetization of our digital wallet since its inception. We have been highly encouraged by the performance of Pix Credit, which continues to scale and gain momentum within our consumer base. As shown in the chart below, we reported a 142% year-over-year increase in Pix Credit TPV to R$4.8 billion in the six months ended June 30, 2023, when compared to R$2.0 billion for the same period of 2022. Since the fourth quarter of 2020, when we launched this product for our consumers, until July 31, 2023, Pix Credit’s TPV totaled almost R$12 billion. We will continue to capture the benefits from the Pix infrastructure, which we believe will increase our opportunities to cross-sell additional products and services.

Pix Credit TPV
(R$ million)

For the month of June 2023, according to information provided by the Brazilian Central Bank, our Pix market share in terms of number of transactions was 9.1%. Our market share based on the total Pix payments volume was 2.3% as of the same date based on information provided by the Brazilian Central Bank. In addition, as of June 30, 2023, we had 28 million consumers with a registered Pix key in our app, which represents an increase of 75% when compared to June 30, 2022, when 16 million consumers had a registered Pix key in our app. Moreover, we had more than 49 million registered Pix keys in our app as of June 30, 2023, an increase of 67% when compared to June 30, 2022.

Our market share taking into consideration Pix user coverage (i.e., unique users whose PicPay account was either the originating or destination account in a Pix transaction) totaled 18.8% in June 2023.

The following graphic presents the evolution of our market share in terms of consumers with registered keys, number of transactions and TPV in the last twelve months:

Pix Market Share

(%)

____________

Source:   Brazilian Central Bank.

Financial Services

We operate our financial marketplace through a multi-funding model, focusing on the distribution of products and services from third-party partners, without assuming credit or underwriting risk. Through our financial marketplace, we are also focused on the distribution of our own financial products, including our own PicPay credit card and personal loans, which enhances the consumer experience and increases consumer engagement.

Through September 2023, all of the credit card limits we have established and all of the loans we have originated for our consumers were “off-balance,” and financed by other partners connected to our platform (i.e., we acted as an agent for other financial services providers).

As from October 2023, we began to establish credit limits and originate personal loans “on-balance” for selected consumers who meet our credit criteria.

Our strategy to originate and underwrite credit “on-balance” will be focused on: (1) selected products that are core for engagement and essential for building consumer loyalty, such as the PicPay Card and personal loans; and (2) collateralized products such as payroll and FGTS loans, which were still fully originated “off-balance” through September 2023.

Our multi-funding model allows us to increase monetization because we do not rely only on our partners to originate credit, taking advantage of our rich consumer database that we collect through transactions within our ecosystem and from Open Finance consents to offer credit to those consumers who meet our credit criteria. We benefit from an artificial intelligence-driven model and significant use of machine learning to provide more accurate offerings with a personalized approach targeted to our consumers’ needs. As the largest digital wallet in the market, we were able to develop a credit history database based on the daily payment history of our consumers. We also generate consumer credit scores based on a proprietary algorithm.

In February 2023, we acquired BX Blue, a Brazilian fintech specialized in public payroll loans through its fully digital financial marketplace. With this acquisition, we aim to broaden our financial ecosystem by expanding the financial products we offer to our consumer base, with increased exposure to collateralized products.

PicPay Card

Our unique open platform approach allows users to register on file credit cards issued by any third party institution, one of the most preferred means for our consumers to source their payments and transactions, allowing us to unlock and facilitate instantly a wide range of use cases in our platform in multiple installments.

As we moved forward in our strategy to evolve from a digital wallet to a broader platform, we realized that issuing our own cards is important for consumer engagement as well as driving consumer loyalty, growth and profitability in our ecosystem.

We launched our PicPay Cards (for both credit and debit cards) in late 2020, relying on third party partners to fund our consumers’ credit limits. Over time, we realized that this was an important product, given that cards are intrinsic to our consumers’ financial experience and the most important product consumers use in the context of their relationship with their primary financial institutions, meant it was critical to manage efficiently the relationship between our consumers and our funding partner/collectors.

For this reason, in conjunction with the full transfer of Banco Original’s retail segment operations into PicPay business, we accelerated our decision to fully internalize our PicPay credit card operations, including origination, underwriting, collection and consumer support. We expect the PicPay credit card portfolio will be transferred to PicPay from Banco Original in January 2024 and that we will fully internalize our credit card operations in the beginning of 2024. For more information, see “Business — Our History — Recent Acquisitions and Corporate Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors Affecting our Financial Condition and Results of Operations — Acquisitions and New Lines of Business and Other Developments.”

We anticipate that our card strategy will include the growth of secured cards that are backed by investments in PicPay CDBs as collateral as well as unsecured cards, and that we will initially select the most mature, engaged and active consumers on our platform, permitting these consumers to have limited authorized limits that increase as they demonstrate good credit behavior over time. Additionally, we are diversifying the product portfolio, offering PicPay Black and Platinum cards with best in class rewards and benefits, and PicPay Cards embedded into Apple, Samsung and Google wallets.

We intend to continue to operate an open platform that allows consumers to use cards they obtained from other issuers in our app while we increase the use of PicPay Cards in our own ecosystem. For the six-month period ended June 30, 2023, PicPay Cards represented only 8% of the total TPV we generate from credit cards within our whole ecosystem.

As illustrated in the graphic below, PicPay Cards, including credit and debit cards (with respect to both online and offline usage), are fundamental to driving increased engagement, growth and profitability in our own ecosystem, the increased use of our digital wallet, transactions with affiliated sellers or on the PicPay Shop and the purchase of insurance and subscription services available in our app. In addition, we anticipate that our own cards will expand consumer use cases outside of the PicPay ecosystem, allowing them to purchase in store from third party sellers at any POS terminal or in any online store.

PicPay Card Metrics

As set forth in the chart below, we have issued more than 20 million cards through June 30, 2023, and the TPV of our PicPay Cards totaled R$11 billion in the six months ended June 30, 2023, an increase of 15% compared to the same period in 2022. Moreover, in the six months ended June 30, 2023, 30% of our card transaction volume corresponded to credit card transactions, while 70% corresponded to debit card transactions.

PicPay Card Issuance (millions of cards)	PicPay Card TPV (R$ million)

+15%
9,603
11,002
46%
54%
30%
70%
1H22
1H23
Credit
Debit

The chart below illustrates the importance of our own cards in driving growth and profitability, demonstrating that consumers who hold a PicPay Card are usually more engaged and tend to spend more within our ecosystem when compared to other users that do not have a PicPay Card. PicPay Card consumers (defined as consumers who hold and transact with the PicPay Card and that also use a wallet balance or a third-party credit card registered on file) spend almost 2x more than other PicPay consumers (defined as the total number of PicPay consumers that use a third-party credit card or digital wallet balance, excluding those consumers who hold a PicPay Card).

Average Quarterly Spending of PicPay Card Consumers vs. Other Consumers
(R$/consumer)

We also observed a higher contribution margin from PicPay Card consumers over time when compared to other users. The analysis below takes into account cumulative contribution margin, which is the incremental result we generate from our consumers after deducting the costs we incur from their transactions on a cumulative basis, from PicPay Card consumers. We define contribution margin as the incremental result we generate from our consumers after deducting the costs we incur from their transactions on a cumulative basis.

Cumulative Contribution Margin of PicPay Card
Consumers vs. Other Consumers
(R$/consumer)

Loans

In the six months ended June 30, 2023, loans originated in our app totaled was R$698 million. The loans we originate include personal loans, FGTS loans, public payroll loans, P2P lending and auto-secured loans. FGTS loans accounted for 70% of our total loan origination in the six months ended June 30, 2023. Based on the total aggregate volume of the aforementioned loans, our average loan was R$1,101 per contract. Prior to October 2023, all of the loans originated in our financial marketplace were “off-balance” and financed by other partners connected in our platform (i.e., we acted as an agent for other financial services providers). Beginning in October 2023, we originate certain personal and FGTS loans “on-balance” for selected consumers that meet our credit performance criteria.

The chart below sets forth the evolution of our loan origination on a quarterly basis beginning in the fourth quarter of 2022:

Loans Origination(1)
(R$ million)

____________

(1)      Other loans include public payroll loans, auto-secured loans, BNPL and P2PL.

Financial Services Monetization Model

We monetize our financial marketplace through:

•        interchange fees and interest paid on our cards;

•        distribution and success fees from credit origination through third-party partners;

•        interest income from proprietary credit origination; and

•        fees from the distribution of other financial products, such as insurance.

PicPay Shop

In the twelve months ended June 30, 2023, we generated more than R$1.6 billion of GMV through the PicPay Shop, and we had 249 active sellers on our platform as of June 30, 2023.

We monetize the PicPay Shop by charging take rates from online sellers to accept purchases from our consumers in-app.

Business Ecosystem Operating Highlights

Payment Solutions

To strengthen our two-sided platform, we introduced key projects in the six months ended June 30, 2023 that leverage our business customers. This initiative began with the full migration of our own merchant acquiring platform, enabling us to operate as a full merchant acquirer in order to capture, process and settle all card transactions effected in-app. This migration eliminated our reliance on other acquirers and has driven more upfront cost efficiencies.

Our total TPV for business payment solutions, or “Acquiring TPV,” including QR Code, e-wallet, Pix and the payment volume transacted with third-party credit cards on PicPay app (mainly P2P, Pix and bill payments), which is now processed by our merchant acquiring platform, was R$11 billion in the six months ended June 30, 2023, more than four times the TPV we generated in than the same period of 2022. Taking into consideration the aforementioned migration, our market share as of June 30, 2023 corresponded to 0.6% of the total acquiring market volume, according to data from ABECS.

Acquiring TPV

(R$ billion)

We believe we can continue to experience growth given that our go-to-market strategy includes not only improving the consumer experience using our e-wallet and expanding our partnership with online sellers and platforms but also increasing our market share through the acquisition of online and offline services, offering a broader range of products (including existing products such as QR Code and Pix), but also through our own POS terminal and tap-on-phone solutions. One of our main strategies is to leverage our two sided ecosystem by connecting our 34 million active users to both online and offline sellers, taking advantage of our knowledge of their transactional behavior and geolocation as well as AI to target and offer optimal promotions and campaigns.

We monetize our business ecosystem by charging an merchant discount rate (MDR) to merchants accepting our payments solutions.

Key Business Metrics

The following table sets forth our key business metrics as of and for the periods indicated. We review these key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. In addition, these additional business metrics are presented to assist investors to better understand our business and how it operates. For more information about certain other operational metrics applicable to our business, see “Our Unit Economics.”

	As of and for the Six Months Ended June 30,		As of and for the Year ended December 31,
	2023	2022	2022	2021
Quarterly active consumers(1) (in millions)	33.9	33.8	33.0	30.2
Consumers with a wallet balance(2) (in millions)	22.6	21.8	22.2	19.6
Wallet balance(3) (R$ million)	10,136	8,298	9,872	6,330
Total payment volume(4) (R$ million)	115,642	87,376	199,985	93,276
Quarterly average revenue per consumer(5) (R$)	23.2	22.7	23.1	14.4
Quarterly average cost to serve per active consumer(6) (R$)	12.2	14.6	12.3	18.9

____________

(1)      Active consumers in the quarter ended June 30, 2023 and 2022 and in the quarter ended December 31, 2022 and 2021;

(2)      Number of consumers with a digital wallet balance as of June 30, 2023 and 2022 and on December 31, 2022 and 2021;

(3)      Digital wallet balance held by consumers as of June 30, 2023 and 2022 and on December 31, 2022 and 2021;

(4)      Accumulated TPV for the first half of 2023 and 2022 and for the full year of 2022 and 2021.

(5)      Quarterly average revenue per active consumer in the second quarter of 2023 and 2022 and in the fourth quarter of 2022 and 2021.

(6)      Quarterly average cost to serve per active consumer in the second quarter of 2023 and 2022 and in the fourth quarter of 2022 and 2021.

Principal Factors Affecting our Financial Condition and Results of Operations

We believe our operating and business performance is driven by various internal and external factors.

The most significant internal factors include:

•        our ability to attract and retain active consumers and businesses;

•        the adoption of our services, the volume of our ecosystem and network effect;

•        our prices and mix of revenues; and

•        our costs and expenses.

The most significant external factors include:

•        the Brazilian macroeconomic environment; and

•        the Brazilian regulatory environment.

Our ability to attract and retain active consumers

Consumers are attracted to our platform by the convenience of financial and non-financial products and services offered in our ecosystem. Our consumers are the foundation of our business, and we are focused on growing and retaining them. Our revenues are driven by the number of consumers who are engaged with our platform, the number of products and services each consumer adopts and the volume per consumer across our range of financial and non-financial products and services.

We expect continued growth in active consumers driven by the high-quality experiences we provide when they use our products and services, the result of which we believe is high affinity with our brand.

The adoption of our services, the volume of our ecosystem and network effect

We benefit from powerful network effects by connecting consumers and businesses, driving accelerated growth of our consumer and business customer base at low costs and driving higher engagement and retention. We believe that the two-sided nature of our ecosystem reinforces the growth of each side of the ecosystem, building a self-sustaining cycle of value for both consumers and businesses, who are drawn to our platform’s convenience. We believe that as more consumers join our platform, more businesses and third-party financial institutions are incentivized to come onboard, which further attracts more consumers. Furthermore, we believe our social network drives user engagement by allowing consumers to connect, interact, and transact with friends, families and businesses. We believe that this cycle reinforces the flywheel effect: as more consumers join the social network, the network becomes increasingly valuable to participants who are motivated to bring their contacts into the ecosystem.

Our Prices and Mix of Revenues

We believe that we have a diverse product portfolio that we monetize through a variety of fees, commissions, and financial income.

•        Digital wallet:    fees, other commissions and financial income. For the year ended December 31, 2022, our Digital Wallet Revenue and Financial Income accounted for 87.2% of our total revenue and financial income.

•        Financial Services for Consumers:    commissions paid by partners that compensate us for our ability to generate incremental sales for these partners, such as loan origination and insurance sales, interchange and interest from our cards, and interest income from proprietary credit origination.

•        Investments:    financial income and commissions paid by our partner that compensate us for our ability to generate incremental sales for this partner;

•        PicPay Shop:    commissions paid by partners that compensate us for our ability to generate incremental sales for these partners; and

•        Payment Solutions:    MDR fees paid by businesses that use PicPay as a payment acceptance method.

In addition, we expect that we will monetize our financial services for businesses through financial income, interchange fees, and commissions paid by partners that will compensate us for our ability to generate incremental sales for these partners.

Our fees and commissions are tailored for each type of transaction, taking into consideration the product, the source of funds (i.e. balance held by consumers in their digital wallet or credit card payments), the number of installment payments and other variables.

As part of our business positioning, all transactions generate revenue that may vary according to the percentage fee applied to the transaction value. Accordingly, our results are affected by our pricing policies and our mix of revenues.

Our Costs and Expenses

Through our ecosystem, we are focused on generating high transaction volume with healthy unitary margins. As such, our ability to control our costs and expenses directly affects our results. Our primary expenses are:

•        financial expenses:    our financial expenses include advance costs (losses we record when we request the advanced payment of receivables from acquirers discounted to present value); consumer balance remuneration (remuneration we pay to consumers on balances held in their digital wallets or digital piggy banks); CDBs; lease interest (interest we pay on installments under our property rental agreements); taxes on financial transactions; default interest (interest paid on late payments to our suppliers); and bank fees (including transfer fees we pay in connection with payments to our suppliers);

•        selling expenses:    these expenses are directly related to our growth rate. We incur the majority of these expenses in respect of performance marketing, advertising and marketing, incentives (in connection with which we offer consumers a promotional amount to transact free-of-charge within our platform), and investing in the development of AI algorithms to increase the efficiency and reduce the cost of consumer acquisition and engagement. Because selling and marketing expenses are discretionary, we have the flexibility to manage total spending levels and adjust them according to our business needs;

•        cost of sales and services:    we incur these non-discretionary costs in order to provide our products and services, including direct costs and personnel expenses related to our operating and technology team. The primary components of our cost of sales and services are processing fees, technology expenses, risk prevention services, personnel expenses and card issuance expenses. We constantly review these costs in order to identify and capture opportunities to create efficiencies; and

•        administrative expenses:    we incur administrative expenses in connection with our business support operations. These expenses generally include personal expenses, administrative expenses such as facilities costs, travel, consulting, depreciation and amortization, among others.

The Brazilian Macroeconomic Environment

We operate exclusively in Brazil. As a result, our revenues and profitability are affected by political and economic developments in Brazil and the impact that these factors have on the availability of funding resources, disposable income, employment rates and average wages. Our revenues and profitability are also affected by levels of consumer spending, interest rates and the expansion or retraction of consumer credit, each of which impacts the number and overall value of payment transactions. For instance, lower interest rates tend to lower our funding costs, and lower levels of unemployment combined with economic growth tends to increase payment volume. Our operations and our industry in general are particularly sensitive to changes in economic conditions.

Brazil is the largest economy in Latin America, as measured by gross domestic product (“GDP”). The following table sets forth certain data relating to GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate as of the dates and for the periods indicated.

	For the year ended December 31,
	2022	2021
Real growth (contraction) in GDP	2.9%	5.0%
Inflation (IGP-M)(1)	5.5%	17.8%
Inflation (IPCA)(2)	5.8%	10.1%
Long-term rate – TLP (average)(3)	5.0%	2.9%
CDI interest rate (average)(4)	12.5%	4.5%
Period-end exchange rate – reais per US$1.00	R$ 5.22	R$ 5.58
Average exchange rate – reais per US$1.00(5)	R$ 5.16	R$ 5.40
Appreciation (depreciation) of the real versus US$ in the period(6)	6.5%	8.1%

____________

Source: FGV, IBGE, Brazilian Central Bank and Bloomberg.

(1)      Inflation (IGP-M) is the general market price index measured by the FGV.

(2)      Inflation (IPCA) is a broad consumer price index measured by IBGE.

(3)      TLP is the Brazilian long-term rate (average of monthly rates for the period).

(4)      The CDI interest rate is an average of interbank overnight rates in Brazil (daily average for the period).

(5)      Average exchange rate on each business day of the year.

(6)      Takes into consideration the U.S. dollar selling exchange rate at closing as reported by the Brazilian Central Bank at the end of the period’s last day and the day immediately prior to the period’s first day.

Employment levels, the availability of credit and government assistance impact consumer disposable income, which, in turn, impacts the amounts our consumers are willing to spend on our platform. Political uncertainty also creates risk given that increased uncertainty may increase precautionary savings levels and negatively affect consumer spending, potentially decreasing user spending in our platform.

Low interest rates and liberal economic policies (i.e. liberalizing/deregulating the credit market) may positively impact the availability of consumer credit, which may result in an increase in consumer spending and, in turn, the value of payments consumers effect through our platform. Low interest rates and policies that reduce the barriers to credit, however, may also reduce our consumers’ need to effect cash payments and exert negative pressure on the fees we charge per transaction. High interest rates generally have the opposite effect on consumer spending and the willingness of our consumers to pay higher fees.

The Brazilian government has recently adopted economic policies that are expected to boost credit in the coming quarters. With respect to monetary policy, the Brazilian Central Bank initiated a cycle of interest rate cuts in August 2023 after 30 months of raising the benchmark rate to 13.75% per annum. With respect to fiscal policy, the Brazilian government continued to expand the Bolsa Família program (a federal direct and indirect income transfer program that integrates social assistance, health, education and employment benefits, aimed at families in poverty), increasing expenditures on the program by 0.6 percentage points of GDP in 2022 and 2023. In the current macroeconomic context of full employment and declining inflation, we anticipate a reduction in the cost of credit, default rates and household debt, factors that have constrained the demand and supply of credit in Brazil.

Inflation

Inflation has a direct impact on certain of our contracts with suppliers. Our primary exposure to inflation arises in connection with payments under property rental agreements as well as our data analysis platform, data software, consulting, cleaning and security contracts.

Despite the negative impact on our costs and expenses, inflation may positively affect our revenue given that an increase in consumer prices is likely to increase the value of payments effected through our platform.

Interest Rates

Interest rates affect our ability to generate revenue. Although higher interest rates can lead to reductions in private consumption, negatively impacting fees and commission income, they can also positively correlate with interest income, positively impacting our results.

Brazilian Regulatory Environment

The regulatory environment for the financial services and payments industry in Brazil has undergone significant change in recent years due to a concerted effort by the Brazilian Central Bank and the Brazilian government to foster innovation and promote open and fair competition. In 2010, the Brazilian Central Bank and antitrust authorities initiated a series of measures that eliminated the exclusivity of certain vendors and opened the market to new entrants. Since then, a new regulatory framework has been developed, such as the means of payments regulation, Open Banking and Pix, the Brazilian Central Bank’s instant payment system. For more information, see “Regulatory Overview.”

In particular, we believe that our results may be positively affected by the enactment of open-banking regulations, which are expected to facilitate integration between financial market participants (including traditional banks and Fintechs) and facilitate the ability of consumers to obtain financial products.

Acquisitions and New Lines of Business and Other Developments

On July 20, 2021, PicPay Brazil acquired 100% of the share capital of Guiabolso and its subsidiary Guiabolso Pagamentos. We began to consolidate both entities in July 2021. Guiabolso is a fintech company and a forerunner in Open Banking that operates a personal finance management mobile application (app) in Brazil (with functionalities that include account integration, expense categorization, budgeting, payment planning and credit monitoring). This acquisition aimed to position us as a protagonist in Open Finance as well as accelerate the development of our products and services.

On February 25, 2022, J&F Participações contributed all of the shares of PicPay Bank (formerly known as Banco Original de Agronegócio S.A.) to PicS Holding (formerly known as PicPay Holding Ltda.). In consideration for this contribution, PicS Holding issued 146,900,768 of its common shares to J&F Participações. On May 26, 2022, the Brazilian Central Bank approved the change in the name of Banco Original de Agronegócio S.A. to PicPay Bank. As a result of this transaction, PicPay Bank became a subsidiary of PicS Holding. PicPay Bank holds a multi-purpose bank (banco múltiplo) license which allows us to directly offer a range of banking products to our consumers. The integration of Banco Original’s retail operations began with the transfer of its checking accounts held by individuals, including associated assets, to the PicPay platform in July 2023. We began originating personal loans in October 2023, and we expect to transfer the PicPay credit card portfolio to PicPay from Banco Original in January 2024, and we plan to fully internalize our credit card operations at the start of 2024. PicPay Bank holds a multi-purpose bank (banco múltiplo) license which allows us to directly offer a range of banking products to our consumers.

In September 2022, in connection with the expansion and corporate reorganization of the companies comprising Banco Original, Crednovo underwent a corporate reorganization through which Crednovo ceased to be a wholly-owned subsidiary of J&F Participações and became a wholly-owned subsidiary of PicPay Holding. This reorganization was implemented through a capital increase by J&F Participações in Pics Holding, through which J&F Participações subscribed for 26,000,000 common shares of Crednovo, in the total amount of R$1.2 million.

On January 23, 2023, J&F Participações transferred all of its shares in Liga Invest Distribuidora de Títulos e Valores Mobiliários Ltda., or “Liga Invest,” a brokerage firm and securities dealer, to PicPay Brazil for approximately R$27.4 million. As a result of this transaction, Liga Invest became a wholly-owned subsidiary of PicPay Brazil. On January 24, 2023, PicPay Brazil made a capital contribution of R$25.0 million to Liga Invest in exchange for 25,000,000 common shares of Liga Invest. On May 3, 2023 Liga Invest changed name to PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda.

On February 2, 2023, our subsidiary Guiabolso acquired all of the quotas in BX from BX Business LLC. The purchase price was R$9.5 million and earn-out consideration in an amount equal to 25% of BX’s future net profit for each of the years in the five-year period ended December 31, 2027 up to a maximum amount of R$70.0 million, subject to certain terms and conditions. BX is active in the Brazilian public payroll loan market and business process outsourcing for back-office payroll loans. This acquisition helped us to broaden our financial ecosystem by expanding our financial products offering to our consumer base.

Also in February 2023, we entered into the corporate benefits business, which includes flexible vouchers (including employee meal and transportation vouchers, among others), payroll advances, balance sharing between PicPay’s consumers and payroll management. Through this new business, PicPay consolidates advantages for both employees and human resources departments in a single platform.

In the six months ended June 30, 2023, we began consolidating PicPay Invest (formerly Liga Invest), a digital investment platform that was previously controlled by J&F Participações. Through PicPay Invest, we are expanding investment options within our ecosystem to include CDBs, fixed income investments, equity investments and P2B (person to business) initiatives, and we intend to develop additional products over time.

Moreover, PicPay assumed consumer checking accounts, wallet balances and investments positions previously managed and operated by Banco Original. The decision to assume these operations was based on the principle that it would enable both us and Banco Original to focus on our respective core consumer segments while at the same time benefiting from operating and financial synergies in order to increase efficiencies and accelerate the launch of new products and services. The transfer of these operations to us took place after the third quarter of 2023. For more information, see “Business — Our History — Recent Acquisitions and Corporate Transactions.”

Components of Our Results of Operations

The following chart presents a breakdown of our net revenues in 2022:

Total Revenue and Financial Income

Our total revenue and financial income consists of the sum of our net revenues from transaction activities and other services and our financial income, as detailed below:

Net Revenue from Transaction Activities and Other Services

Our net revenue from transaction activities and other services consists of the sum of our revenue from payment transaction activities and other services and revenue from commissions. We generate revenue from various transaction-related activities that take place on our platform and that are charged to platform participants, such as our consumers or our business partners. Revenues are recognized net of consumer incentives considered component of revenues and sales taxes, including:

•        Taxes on Services (Imposto Sobre Serviço), or “ISS,” is a municipal tax that varies based on the service provided. Our ISS tax liability ranges from between 2% and 5% of our gross revenues;

•        Contribution to the Brazilian government’s Social Integration Program (Programa Integração Social), or “PIS”;

•        Contribution to the Brazilian government Social Security Program (Contribuição para o Financiamento da Seguridade Social), or “COFINS.”

Our principal revenue generating products and services are:

Revenue from Payment Transaction Activities and Other Services

•        Consumer:

•        Digital wallet revenues:    revenues generated from transactions services provided when our consumer uses a credit card registered in the app to transfer money or make payments into their digital wallet for use in a variety of transactions, such as a P2P payments (instant payments between two PicPay accounts) or Pix (instant payments to any other wallet or bank account). Our consumers are charged a variable fee based on the number of installments, when applicable, and consumer segmentation. We collect our fee as part of the payments received from the acquirer or from the bank that issued the credit card.

•        Bill Payments:    this product allows customers to pay bills that are usually via bank issued payment slips using their registered credit card or account balances in our app. When the bill is paid through the account balance, we receive a commission from the bill issuer. When the bill payments is paid using a credit card registered in app, we receive a transaction fee based on the number of installments and consumer segmentation, when applicable, as well as the commission from the bill.

•        PicPay issued cards:    debit cards and credit cards issued to our consumers to make transactions in app or in person shopping. We receive an interchange fee from card transactions. The interchange fee is calculated as a percentage of the transaction amount and is retained from the payments made by us to the acquirer to settle the transaction.

•        Businesses:

•        Services provided as a merchant acquirer:    we charge an MDR (merchant discount rate) to registered merchants accepting PicPay as payment network (P2M), through QR code, Pix or e-wallet. This MDR is a variable fee based on the number of installments, merchant size and segmentation which we deduct from the amounts paid to the merchant.

Revenue from Commissions — Banking Correspondent and Marketplace

•        PicPay Shop:    we allow consumers to access a marketplace of non-financial services in our app where third-party sellers can sell products and services to our consumers including cell phone top-ups, transport credits, credits on digital platforms, games, clothes, accessories and other digital goods. We capture a take rate which is a percentage of the total purchase volume (GMV) from the third-party sellers that varies according to the agreement with the seller.

•        Other services:    other commissions generated from services, such as:

•        Loans:    our app allows consumers to obtain loans from third party financial institutions. As a bank correspondent, we receive commissions for the distribution of such loans. In the event of a default on the loan distributed from a third-party partner, we are not required to return the commission and we do not hold any credit risk of the third-party loans.

•        PicPay Card:    credit card requested in our app and provided under our banking correspondent agreement with Banco Original (the issuing bank). We receive a percentage of the interest income and interchange fee received by Banco Original.

The table below summarizes, at a product level, the monetization of our products and services:

Product	What we charge	Who we charge
Bill Payment	Convenience fee over credit card transactions	Paying consumer
	Bank commission	Partner bank
P2P	Convenience fee over credit card transactions	Paying consumer
Pix	Convenience fee over credit card transactions	Paying consumer
International Remittance and Exchange	Commission fee	Partner
BNPL	Convenience fee and installment fee	Paying consumer
Corporate Benefits	Fee over TPV	Partner company
Cash Withdrawal	Fee per transaction	Consumer
PicPay Card	MDR on payments effected through our co-branded PicPay Mastercard and commissions we receive from card issuers for payments made by card holders	Receiving merchant
Loans	Commission on loan origination plus success fee on each monthly payment	Partner bank
Insurance	Commission on sale plus on each monthly payment	Partner
Investments	Brokerage fee on each financial operation	Consumer
PicPay Shop	Commission fee	Partner
P2M	MDR over received value	Receiving business

Financial Income

Our financial revenues consist of interest income generated through (1) revenue from financial investments (corresponding primarily to the income we earn on funds we invest in government bonds and other short-term investments) and (2) revenue from installment payments corresponding to the remuneration we earn on credit card payments made in installments by our consumers in our app (prior to March 2022 this also included gains on the derecognition of receivables assigned to Banco Original).

We recognize interest income pursuant to the amortized cost method based on the applicable term and the effective interest rate charged on the principal amount. The effective interest rate corresponds to the rate at which estimated future cash receipts are discounted during the estimated useful life of the financial asset in relation to the net carrying amount of such asset.

Cost of Sales and Services

Cost of sales and services corresponds to the expenses we incur to provide our products and services, including direct costs and personnel expenses. The primary components of our cost of sales and services are:

•        Processing Fees:    a unitary fee per transaction charged by banks for “cash-in” and “cash-out” transfers (i.e., transfers out of our platform) as well as withdrawals;

•        Technology Expenses:    expenses incurred in connection with technology development and design tools, technology implementation, acquisition and deployment, maintenance of technology, server infrastructure (i.e., the provision of cloud services) and the amortization of software.

•        Risk Prevention Service:    verification and processing expenses we incur in respect of user transactions, such as identity verification and biometry services, among others. These fees are charged on a unitary basis per analysis;

•        Personnel Expenses:    salaries, benefits and other personnel charges incurred in connection with our operating personnel, including our technology team; and

•        Card Issuance Expenses:    credit and debit card expenses charged in connection with the issuance of the card and payments.

Selling Expenses

We incur selling expenses in connection with the acquisition, activation, engagement and retention of consumers and businesses as well as our efforts to increase both our brand awareness and consumer experience for our products and services. Selling expenses include:

•        Marketing Expenses:    expenses incurred in connection with performance media (including Google and Facebook), advertising and TV media, agency fees, search and communication fees, cashback promotional programs and sponsorships.

•        Personnel Expenses:    salaries, benefits and other personnel charges incurred in connection with our sales and marketing employees;

•        Selling Expenses:    point of sale commissions, point of sale material and consumer relationship expenses.

Administrative Expenses

We incur administrative expenses in connection with our business support operations. Our administrative expenses include:

•        Personnel Expenses:    including salaries, benefits and other personnel charges incurred in connection with our functional support teams, such as our human resources, finance and legal and administrative business teams;

•        Third-Party Services:    including cleaning services and consulting expenses;

•        Travel and Accommodation Costs;

•        Facilities Expenses:    including rental and condominium payments as well as utilities, such as water and energy;

•        Maintenance and Conservation Expenses;

•        Surveillance and Security;

•        Contingency Expenses; and

•        Other Administrative Expenses.

Financial Expenses

Our financial expenses include:

•        Prepayment Costs:    correspond to the loss we record when we request the advanced payment of receivables from acquirers discounted to present value;

•        Consumer Balance Remuneration:    consists of the remuneration we pay to consumers on balances held in their digital wallets;

•        Lease Interest:    consists of the interest we pay pursuant to our property rental agreements;

•        Taxes on Financial Transactions:    comprise the Brazilian government’s financial transaction tax (imposto sobre operações financeiras);

•        Expenses incurred in connection with exchange rate variations;

•        Default Interest:    corresponds to interest paid on late payments to our suppliers; and

•        Bank Fees:    including transfer fees we pay in connection with payments to our suppliers.

Other Expenses

Other operating expenses include:

•        Chargebacks:    correspond to amounts returned to consumers that successfully dispute charges identified in their card statements; and

•        Losses:    correspond to write-offs relating to (1) FIDC PicPay I transactions that were terminated but in respect of which we must reimburse FIDC PicPay I prior to its consolidation by our group and (2) operational failures that occur during payment processing.

Other Income

Other operating income include:

•        Tax credits:    correspond to PIS and COFINS credits in respect of certain expenses.

Results of Operations

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

The following table sets forth our consolidated statement of profit or loss information for the years ended December 31, 2022 and 2021:

	For the year ended December 31,
	2022	2021	Variation
	(in millions of R$)		(%)
Net revenue from transaction activities and other services	833.3	226.3	268.3%
Financial income	2,102.0	918.4	128.9%
Total revenue and financial income	2,935.3	1,144.7	156.4%

Cost of sales and services	(756.3)	(572.2)	32.2%
Selling expenses	(853.8)	(1,260.3)	(32.3)%
Administrative expenses	(707.8)	(488.1)	45.0%
Financial expenses	(1,259.6)	(445.4)	182.8%
Other expenses	(145.1)	(358.3)	(59.5)%
Other income	88.5	79.0	12.0%
Loss before income taxes	(698.9)	(1,900.5)	(63.2)%
Income taxes	6.0	0.4	1,400.0%
Loss for the period	(692.9)	(1,900.1)	(63.5)%

Net Revenue from Transaction Activities and Other Services

Net revenue from transactions activities and other services increased R$607.0 million, or 268.3%, to R$833.3 million in 2022 from R$226.3 million in 2021. The increase in our net revenue from transaction activities and other services was primarily driven by a R$106.7 billion, or 114.4%, increase in our TPV to R$200.0 billion in 2022 from R$93.3 billion in 2021.

In particular, the increase in our net revenue from transaction activities and other services was mainly due to a R$518.3 million, or 399.5%, increase in net revenue from payment transaction activities and other services related to fee income charged for the intermediation of electronic payments, which includes our P2P, Pix, P2M, and bill payment products, net of reversal revenue chargebacks and incentives considered component of revenues (mainly driven by an increase in TPV), to R$648.1 million in 2022 from R$129.7 million in 2021.

Financial Income

Financial income in 2022 increased R$1,183.6 million, or 128.9%, to R$2,102.0 million in 2022 from R$918.4 million in 2021. This increase was attributable to:

•        a R$598.7 million, or 82.5%, increase in interest income from receivables related to transactions paid in installments by consumers, which is a payment method available for bill payments, P2P, Pix Credit, and PicPay Shop transactions, to R$1,324.7 million in 2022 from R$726.0 million in 2021, due to an increase in our TPV during the period; and

•        a R$585.1 million, or 304.4% increase in revenues from financial investments mainly related to the balance of the payment account held by consumers backed by investments in bonds issued by the Brazilian government and reverse repos collateralized by bonds issued by the Brazilian government, to R$777.3 million in 2022 from R$192.2 million in 2021.

Cost of Sales and Services

Cost of sales and services increased R$184.1 million, or 32.2%, to R$756.3 million in 2022 from R$572.2 million in 2021 primarily due to a R$131.8 million, or 86.9%, increase in expenses related to technology such as application maintenance and development, server infrastructure, software licensing, and design and development platforms, to R$283.4 million in 2022 from R$151.6 million in 2021, in line with the growth of our operations.

Selling Expenses

Selling expenses decreased R$406.5 million, or 32.3%, to R$853.7 million in 2022 from R$1,260.3 million in 2021. This decrease was mainly attributable to:

•        a R$286.4 million, or 48.8%, decrease in promotional campaigns (consumer incentives to promote increased consumer engagement and new consumer acquisition) to R$300.9 million in 2022 from R$587.3 million in 2021; and

•        a R$140.9 million, or 37.9%, decrease in advertising and media and production to R$230.8 million in 2022 from R$371.7 million in 2021.

Administrative Expenses

Administrative expenses increased R$219.8 million, or 45.0%, to R$707.8 million in 2022 from R$488.1 million in 2021, primarily as a result of a R$322.2 million, or 52.8%, increase in personnel expenses to R$932.8 million in 2022 from R$610.7 million in 2021, mainly related to salary increases we implemented to attract and retain talent.

This increase was partially offset by an aggregate R$29.1 million, or 28.6%, decrease in certain other administrative expenses, which includes third-party services, contingency expenses, facilities, rent expenses, insurance and taxes, among others, to R$72.4 million in 2022 from R$101.5 million in 2021.

Financial Expenses

Financial expenses increased R$814.2 million, or 182.8%, to R$1,259.6 million in 2022 from R$445.4 million in 2021. This increase was primarily due to:

•        a R$439.1 million increase in expenses related to interest to time deposits to R$439.1 million in 2022 from R$0 million in 2021. We began offering time deposits to our consumers in July 2022. Prior to this date, we did not incur expenses in respect of time deposits;

•        a R$286.2 million, or 118.5%, increase in expenses related to the remuneration of the balance of our consumers portfolio to R$527.7 million in 2022 from R$241.5 million in 2021. Consumer balance remuneration corresponds to the remuneration we pay to consumers on balances held in their digital wallets. The increase in our consumer balance remuneration was mainly the result of our efforts to encourage consumers to maintain balances in their digital wallets; and

•        a R$66.8 million, or 63.2%, increase in interest to fund FIDC PicPay I senior quota holders to R$172.4 million in 2022 from R$105.6 million in 2021.

Other Expenses

Other expenses decreased by R$213.2 million, or 59.5%, to R$145.1 million in 2022 from R$358.3 million in 2021. The decrease in our other expenses was mainly due to a R$201.7 million, or 63.8%, decrease in our chargebacks and losses to R$114.6 million in 2022 from R$316.3 million in 2021 due to investments in fraud prevention systems such as Feedzai and Facetec.

Other Income

Other income, which is composed by tax credits, increased by R$9.5 million, or 12.0%, to R$88.5 million in 2022 from R$79.0 million in 2021.

Loss for the Period

As a result of the foregoing, loss for the period decreased R$1,207.2 million, or 63.5%, to R$692.9 million in 2022 from R$1,900.1 million in 2021.

Liquidity and Capital Resources

Sources and Uses of Funding

Our principal sources of liquidity are (1) time deposits and (2) bank account (wallet) balances. We primarily use our cash flow from operations to fund (1) our working capital expenses and (2) our capital expenditures.

Our cash and cash equivalents totaled R$6.4 billion as of December 31, 2022. We believe that our current available cash and cash equivalents and the projected cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of our business for the next 12 months and beyond. Until we reach maturity of our user base, and have a complete portfolio of products, we will continue to require contributions from our shareholders. The contribution needs are projected through periodic monitoring of the our cash flow and must be approved by our board of directors and by the Brazilian Central Bank.

Cash Flows

The table below sets forth our cash flows for the periods presented:

	For the Year ended December 31,
	2022	2021
	(in millions of R$, except as otherwise disclosed)
Net cash (used in) from operating activities	7,339.8	(2,509.3)
Net cash used in investing activities	(63.2)	(298.7)
Net cash (used in) from financing activities	(1,064.5)	2,842.1
Net increase in cash and cash equivalents	6,212.1	37.4
Cash and cash equivalents at the beginning of the period	149.3	111.9
Cash and cash equivalents at the end of the period	6,361.4	149.3

Twelve Months Ended December 31, 2022 Compared to the Twelve Months Ended December 31, 2021.

Operating Activities

Our net cash flows generated from operating activities for the twelve months ended December 31, 2022 were R$7,339.8 million, an increase in net cash flows generated of R$9,845.8 million from R$2,506.0 million net cash flows used in operating activities in the twelve months ended December 31, 2021. The increase in our net cash generated from operating activities was primarily attributable to the aggregate effect of the following:

•        a R$10,368.2 million decrease in financial investments due to PicPay Bank commencing to offer term deposit products to PicPay Brazil clients. As a result, we were no long subject to a regulatory requirement to maintain clients’ term deposits in identified assets; and

•        a R$1,272.9 million decrease in third-party funds mainly related to PicPay Bank commencing to offer time deposits to PicPay Brazil clients. These time deposits are indexed to the CDI and can be redeemed at any time by our clients. We are no longer subject to a regulatory requirement to maintain clients’ time deposits in identified assets.

Investing Activities

Our net cash flows used in investing activities were R$63.2 million in the twelve months ended December 31, 2022 compared to R$298.7 million in the twelve months ended December 31, 2021. This change was primarily due to:

•        cash received in common control transactions of R$154.5 million in 2022 related to the contribution of PicPay Bank by J&F Participações; and

•        a decrease in our acquisition of property, plant, and equipment (mainly computers and leasehold improvements) to R$5.3 million in 2022 from R$24.8 million in 2021.

Financing Activities

Net cash used in financing activities was R$1,064.5 million in the twelve months ended December 31, 2022 compared to net cash generated in financing activities of R$2,842.1 million in the twelve months ended December 31, 2021. This decrease was primarily the result of the aggregate effect of the following:

•        the repurchase of FIDC PicPay I senior quotas of R$2,326.7 million from Banco Original by PicPay Bank in July and August of 2022; and

•        the payment of loans from related parties in the amount of R$228.3 million.

Indebtedness

As of December 31, 2022, we had no outstanding indebtedness.

Capital Expenditures

In 2022 and 2021, our capital expenditures (defined as additions to property, plant and equipment and intangible assets) totaled R$217.8 million and R$243.9 million, respectively. Our capital expenditures primarily relate to investments in computers and leased assets and in intangible assets related to the upgrade and development of our IT systems, software and infrastructure.

Off-Balance Sheet Arrangements

As of December 31, 2022, we did not have any off-balance sheet arrangements.

Critical Accounting Estimates and Judgments

Our audited consolidated financial statements are prepared in conformity with IFRS. In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in note 6 to our audited consolidated financial statements included elsewhere in this prospectus.

Recent Accounting Pronouncements

Standards, Interpretations and Amendments that are Available for Early Adoption

As of the date of this prospectus, we have not adopted on an early basis certain new standards and amendments to standards effective for annual periods beginning after January 1, 2021. We currently do not anticipate that the adoption of these standards and amendments will have a significant impact on our financial statements.

JOBS Act

We are an emerging growth company under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company”, we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

Quantitative and Qualitative Disclosure about Market Risk

We monitor market, credit and operational risks consistent with our capital management objectives and supported by the oversight of our board of directors.

We have implemented a risk management structure that comprises policies and procedures and that encompasses the evaluation and monitoring of our operating, credit and liquidity risks (including risks related to our cash flow and the investment of funds held in payment accounts).

Our risk management procedures are continuous, consistently reviewed by our management and are fundamental to our ability to achieve our strategies.

We are primarily subject to the following risks:

Market Risk

Market risk is defined as the possibility that the market value of financial instruments or investments will increase or decrease as a result of volatility and unpredictable variations in market valuations.

As of December 31, 2022, we had derivative financial instruments entered into for economic hedging purposes. We have adopted a policy that prohibits us from trading in derivatives for speculative purposes.

Interest rate risk

We hold sovereign debt securities and reverse repos in order to comply with Article 22 of BCB Resolution No. 80/2021, which requires that payment institutions maintain a minimum total value of their users’ balances in payment accounts: government bonds having a term of less than 540 days, reverse repos collateralized by government bonds and/or the balance in a specific account held with the Central Bank. Investments in government bonds are classified at fair value through other comprehensive income. As a result, in this portfolio, we are primarily exposed to fluctuations in the SELIC rate (the basic interest rate in Brazil).

The table below sets forth the composition of our portfolio allocated to comply with the requirements of BCB Resolution 80/2021:

As of December 31, 2022
Type	Index	Maturity	Amount
			(in millions of reais)
Government bonds (financial treasury bills) (LFT)	SELIC	March 1, 2023	718.4
Government bonds (financial treasury bills) (LFT)	SELIC	September 1, 2023	825.6
Government bonds (financial treasury bills) (LFT)	SELIC	March 1, 2024	6.2
Government bonds (financial treasury bills) (LFT)	SELIC	March 1, 2023	0.6
Total			1,551.1

In addition, we performed a sensitivity analysis of our exposure to the interest rate in respect of financial assets held and financial liabilities issued as of December 31, 2022 and 2021. As a premise, an increase and decrease of 10% was taken into consideration both with respect to the SELIC rate and the CDI rate. As a result, financial income and liability from short-term investments and sovereign debt securities was impacted in our annual results assuming all other variables remain constant. The table below shows the impact on our profit or loss and other comprehensive income from the aforementioned variations in interest rates. For financial instruments measured at amortized cost, the impact is for a 12 month period with cash flow impact, and assumes no alterations in any other variables. For financial instruments measured at fair value, the impact is the change in fair value of such a change in interest rates.

	As of December 31, 2022
	Rate risk	Total portfolio amount	Basic interest rate shock
Type			+10%	-10%
	(in R$ millions)
Financial assets
Government bonds – LFT	SELIC	1,550.7	19.2	(19.2)
Reverse repurchase agreements – Financial Treasury Bills (LFT)	Fixed Rate	2,416.7	29.9	(29.9)
Reverse repurchase agreements – National Treasury Note (NTN-B)	Fixed Rate	3,810.5	32.8	(32.8)
Financial liabilities
Payment accounts(1)	CDI	(985.4)	(12.2)	12.2
Time deposits	CDI	(9,187.2)	(113.7)	113.7
Futures Contracts – CDI Rate(2)	CDI	2,640.8	32.7	(32.7)

____________

(1)      As part of our business strategy to attract and maintain consumers within our user base, we remunerate balances held in user digital wallets at the CDI rate. The remuneration is not subject to a termination date and we may terminate the remuneration at any time given that such remuneration is not mandated as a result of any legal obligation. The absence of a legal obligation mitigates high interest rate risk given that we may cease to remunerate balances held in user digital wallets at any time in our discretion.

(2)      Futures Contract — CDI Rate to hedge floating interest rate risk of the senior FIDC PicPay I quotas and fixed rate of government securities.

Exchange risk

We are subject to payment obligations related to suppliers regarding services and software licenses that are denominated in foreign currency. We monitor these payments and exposure to foreign currency.

As of December 31, 2022, we have no exposure to foreign exchange variation. The table below sets forth a sensitivity analysis of our exposure to foreign exchange variations as of December 31, 2021, assuming all other variables remain constant.

	As of December 31, 2022
			Basic interest rate shock
Type	Rate risk	Total Exposure	+10%	-10%
	(in R$ millions)
Trade payables	dollar	2.6	0.3	(0.3)

Credit risk

Credit risk is defined as the possibility that a counterparty will not fulfill its obligations to us (whether pursuant to an agreement or a financial instrument), resulting in a loss of expected cash receipts or a financial loss.

We are a prepaid payment institution and did not make loans to our consumers in 2022 and 2021. Our credit risk arises from our cash, cash equivalents, financial investments, acquirer receivables and other receivables and PicPay Bank did not extend credit to its consumers in 2022 and 2021.

•        cash and cash equivalents:    credit risk related to wallet balances and investments in financial institutions are managed by our risk and treasury departments, with priority being given to institutions assed “AAA” ratings by rating agencies (Moody’s, S&P or Fitch). Based on our risk assessment, our expected credit loss is not material since our accounts receivable are mainly high liquidity investments and operational accounts approved by large financial institutions that have a low overall risk level based on ratings assessed by major credit rating agencies. Moreover, these financial institutions are the legal obligors in respect of these accounts receivables.

•        financial investments:    these primarily relate to bonds issued by the Brazilian government and reverse repos collateralized by bonds issued by the Brazilian government. There is no significant expected credit loss recognized for these assets.

•        acquirer receivables and card issuers:    we recognize amounts we receive from acquirers related to our operations as a sub-acquirer and from card issuers related to our activities as an acquirer and also when our consumers use our app to settle bank payment slips or make other payments using an on-boarded credit card. These receivables are due in up to twelve monthly installments. As a result, we are exposed to the risk of default by the acquirers and card issuers.

As a sub-acquirer, we use Brazilian acquirers (such as Stone, Cielo and GetNet), and we seek to avoid concentration in any single acquirer and to increase financial efficiency. As an acquirer, we process transactions with a number of card issuers.

We use only acquirers authorized, supervised and monitored by the Brazilian Central Bank, taking into consideration minimum equity requirements for the transaction, and which have been assessed a national “AAA” rating by the rating agencies (Moody’s, S&P or Fitch). The acquirers may default on their financial obligations due to lack of liquidity, operational failure or other reasons. In these situations we can be held liable for making payment of receivables to commercial establishments without having received the applicable amounts by the acquirer. Through the date of this prospectus, we have not suffered any losses on receivables from acquirers.

Our management does not expect that we will incur any significant losses from non-performance by these counterparties in excess of the amounts already recognized as chargebacks.

Credit card issuers are supervised by the Brazilian Central Bank. The payment processing networks (Visa, Mastercard, Elo and others) have their own risks and guarantee models to evaluate and mitigate the default risk of the issuers, which mitigate the risk of the acquirers and the systemic risk of Brazilian payment arrangements. Furthermore, the acquirers and issuers have instituted other risk mitigation measures:

•        amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by the payment processor in the event that the legal obligors do not make payment.

•        tools for mitigating operational failures, such as fraud prevention, among others.

As of December 31, 2022, our receivables from acquirers totaled R$2.9 billion, compared to R$2.4 billion as of December 31, 2021. In addition, as of December 31, 2022, our receivables from card issuers totaled R$0.5 billion compared to R$0 as of December 31, 2021. Based on the probabilities of default attributed by the rating agencies and our risk mitigation processes outlined above, we made a provision for expected credit losses in the amount of R$1.0 thousand as of December 31, 2022, compared to R$7.0 million as of December 31, 2021.

Our other receivables relate mainly to transactions involving related parties that are based on terms and conditions negotiated with our related companies. As of December 31, 2022, we did not record any impairment loss on accounts receivable related to the amounts due from related parties as we understand that no significant credit risk arise in connection with outstanding balances.

Liquidity risk

Liquidity risk arises is defined as the possibility that we will not have sufficient liquid resources to honor our financial commitments as the result of a mismatch between cash flow payments and receipts.

Our liquidity management processes include the management of:

•        cash liquidity:    through the daily monitoring of administrative and operational cash flow (detailing cash inflows and outflows), including an analysis of cash projections and stress scenarios.

•        minimum cash:    establishing minimum cash requirements that allow us to take preemptive action to ensure that we have sufficient resources to meet our financial commitments.

In particular, we prepare cash flow projections that are generated and monitored daily by our treasury department to ensure that we have the necessary resources to meet our financial commitments and operating requirements. Our cash flow projections take into consideration growth assumptions and stress factors, including increased expenses and/or losses.

Information regarding our financial liabilities is essential to enable us to project and manage our cash flow, ensuring that we have the necessary resources to settle our obligations. For additional information regarding the contractual maturity of our lease liabilities, see Note 19 to our audited financial statements included elsewhere in this prospectus.

As part of our cash management efforts, our treasury department invests excess funds in highly liquid and low risk assets. As of the date of this prospectus, we have not pledged assets in respect of loans or other financial or contractual obligations.

The table below shows our contractual maturities as of the dates presented:

Assets

	Maturity as of December 31, 2022
	Less than 1 year	More than 1 year	Total
	(in millions of R$)
Cash and cash equivalents	6,361.4	—	6,361.4
Financial investments	1,569.8	—	1,569.8
Trade receivables	3,404.9	—	3,404.9
Other trade receivables	2.3	67.5	69.7
Total	11,338.4	67.5	11,405.8
	Maturity as of December 31, 2021
	Less than 1 year	More than 1 year	Total
	(in millions of R$)
Cash and cash equivalents	149.3	—	149.3
Financial investments	5,851.2	642.4	6,493.6
Trade receivables	2,554.3	—	2,554.3
Other trade receivables	0.3	67.5	67.8
Total	8,555.0	709.9	9,264.9

Liabilities

	Maturity as of December 31, 2022
	Less than 1 year	More than 1 year	Total
	(in millions of R$)
Third-party funds – payment accounts	828.0	—	828.0
Third-party funds – CDBs(1)	—	9,344.6	9,344.6
Trade payables	373.3	—	373.3
Total	1,201.2	9,344.6	10,558.5
	Maturity as of December 31, 2021
	Less than 1 year	More than 1 year	Total
	(in millions of R$)
Third-party funds	6,510.2	—	6,510.2
Trade payables	324.0	—	324.0
Loans	228.3	—	228.3
Obligations to FIDC PicPay I quota holders(2)	—	1,963.6	1,963.6
Total	7,062.5	1,963.6	9,026.1

____________

(1)      Third-party funds — CDBs have a contractual maturity of five years, but may be withdrawn immediately at the discretion of the depositor.

(2)      The contractual maturity of the obligations to FIDC PicPay I quota holders are presented considering that they will be redeemed at the maturity date. The repayment of the senior quotas of the FIDC PicPay I prior to their stated maturity may be required in the following circumstances: (i) through the general meeting of quotaholders, exclusively for purposes of ensuring compliance of the FIDC PicPay I’s assets with the minimum allocation requirements or (ii) due to non-compliance with the minimum allocation requirements due to insufficiency of assignment of credit rights.

Fraud Risk

We are exposed to several operating risks, the most relevant of which is the risk of fraud arising from undue, illegal or criminal activity that causes a financial loss to a party in connection with a financial transaction effected through our platform. Credit card fraud includes the unauthorized use of lost, stolen, fraudulent, counterfeit, or altered cards, as well as the misuse of the user payment account. Within this context, we are exposed to losses due to transaction chargebacks (i.e., cancellations).

The chargeback process begins when a user effects a transaction via credit card through our platform and, for reasons unrelated to us, contests the transaction with the card issuer, which forwards the contestation to the merchant acquirer, which cancels the transaction, reducing the volume of payables due to us.

We have departments dedicated to preventing fraud through anti-fraud processes and strategies and the real-time monitoring of transactions that use payment wallet balances or credit cards for bank payment slips, withdrawals or transfers between consumers. As a result of such monitoring, we identify, approve or decline transactions effected through our platform.

Minimum Equity Capital

We have implemented processes and controls to ensure that we meet minimum adjusted equity capital thresholds (a Brazilian regulatory requirement), which are adjusted to take into consideration our results (i.e., equity capital plus profit/losses into the period) required under Brazilian Central Bank regulations. Pursuant to these regulations, our minimum adjusted equity capital must be equivalent to the greater of:

•        2% of the monthly average of payment transactions over the prior twelve-month period; or

•        2% of the aggregate balance held in the digital wallets of our consumers, calculated daily.

Adjusted equity capital is calculated as the share capital plus the value of future capital increase and excluding the costs and expenses and the accumulated loss for the year. Our risk department calculates these values on a monthly basis.

As of December 31, 2022, our capital requirement based on 2% of the monthly average transactions in the last 12 months was R$255.5 million. Our adjusted equity capital was R$878.8 million covering 344% of the required amount.

For additional information regarding our risk management, see note 26 to our audited consolidated financial statements, which are included elsewhere in this prospectus.

Our Unit Economics

Consumer Acquisition Costs (CAC)

We define the average cost to serve per active consumer as the sum of prevention costs, processing fees, PicPay Card issuance costs, incentives, operating losses, personnel expenses (excluding personnel from business acceptance), technology expenses, and other administrative expenses in the quarter divided by three further divided by the number of quarterly active consumers.

The chart below illustrates (1) our cumulative contribution margin per consumer, which is the incremental profit we generate from our consumers after deducting the costs we incur from their transactions on an accumulated basis and (2) our average payback period, which is the average amount of time it takes for us to recoup our investment in acquiring new consumers, in each case from the first quarter of 2022 to the second quarter of 2023. We define contribution margin as the sum of net revenue from operating activities and financial income, less variable costs (consisting of operating costs, prevention costs, processing fees, costs related to PicPay Card production and issuance, incentives, account remuneration and operating losses). Our consumer acquisition costs (CAC) consist of marketing expenses (incentives, performance media and member-get-member (MGM)), which totaled an average of R$11.5 or less than US$2.4 dollars (based on the real/U.S. dollar exchange rate of R$4.8192 per US$1.00 as of June 30, 2023) over the aforementioned period. We analyze all of this data on a per consumer basis taking into consideration the number of consumers acquired in the initial quarter applied throughout the entire period of analysis.

On average, we have been able to recover our CAC with cumulative contribution margins in 11 months, while continuing to increase our revenue and expand contribution margins significantly thereafter. We measure our consumer acquisition efficiency by comparing the lifetime value, or “LTV,” of our consumers to the CAC of those acquired consumers using the “LTV/CAC ratio.” We believe our strong payback dynamics and revenue retention rates are supported by our high consumer engagement, low churn as well as our ability to scale and monetize new products and services.

Consumer Acquisition Costs (CAC) and
Cumulative Contribution Margin per Consumer
(cohorts from 1Q22 to 2Q23)

5
0
-5
-10
-15
-20
-11.5
-3.4
-12.1
-7.9
-3.1
2.6
Q0
Q1
Q2
Q3
Q4
Unitary gross margin (cumulative, after payback)
Unitary gross margin (cumulative, before payback)
CAC

Consumers

Active consumers are an important measure of the reach and adoption of our products and are directly correlated to the growth of our business. We reached 34 million quarterly active consumers as of June 30, 2023. Our consumer base grew at a CAGR of 131% from 2018 to 2022. We define a quarterly active consumer as any consumer that has accessed our app or made at least one financial transaction during the quarter or that held an outstanding balance in her digital wallet by the end of the period.

The chart below sets forth the evolution in our quarterly active consumers for the period presented:

Quarterly Active Consumers
(in millions)

Cross-Selling Strategy

As we further improve our platform and expand our ecosystem by introducing new products and services, not only do older cohorts accelerate their adoption of new products and services, but new cohorts onboard at more mature levels and adopt new products and services faster. As shown in the cohort analysis chart below, the 2022 cohort took only one quarter to adopt, on average, three products, while the 2019 cohort took, on average, seven to eight quarters to adopt the same number of products. We measure our cross-selling index by calculating the average number of products transacted in the quarter grouped by annual cohorts. This metric includes all products from the digital wallet, financial services, investments, and services.

The chart below sets forth the evolution of our cross selling index for the period presented:

Cross-Selling Index¹
(average number of products transacted in the quarter/user)

____________

Note:

(1)      Weighted average of product use per annual cohort.

Adoption of Monetizable Products

A more comprehensive portfolio of products and services along with an improved cross-selling strategy that is focused on personalized product offerings tailored to each consumer’s needs generally drives the increased adoption of monetizable products over time. As shown in the chart below, approximately 45% of our older cohorts were onboarded through non-monetizable products. After five quarters, however, approximately 77% of our consumers adopt more than one monetizable product in the quarter. We intend to continue to accelerate investments that are aimed at cross-selling more monetizable products.

Aggregate Cohort Evolution of Monetizable Product Adoption(1)

41.4%
9.9%
3.3%
45.4%
39.9%
18.4%
12.1%
29.5%
37.8%
19.9%
16.1%
26.3%
36.1%
20.3%
18.6%
25.0%
34.1%
20.4%
20.5%
25.0%
33.2%
20.8%
22.1%
24.0%
Q0
Q1
Q2
Q3
Q4
Q5
1 monetizable product
2 monetizable products
3+ monetizable products
Non-monetizable products

____________

(1)      Considers all cohorts from 1Q18 to 1Q22. Does not include 2Q22, 3Q22, 4Q22 and 2023 cohorts as they did not reach at least 5 quarters of maturity.

Transactions by Quarterly Cohort

Additionally, we have observed that our cohorts consistently increased the number of transactions they effect through our platform per month, as shown in the chart below. The average number of monthly transactions per active consumer is 19 in the six months ended June 30, 2023, a 42.9% increase when compared to the corresponding period in the previous year.

Number of Transactions per Month by Quarterly Cohort

Primary Financial Services Platform

Our strategic vision includes a clear commitment to becoming our consumers’ primary financial services platform, and we believe our consumers are increasingly selecting us as their primary financial services provider relationship as they become more comfortable with our solutions and user experience, increasing engagement and usage of our products. We consider ourselves the primary financial services provider relationship for active consumers who have (1) deposited 50% or more of their post-tax monthly income into their PicPay digital wallet, (2) utilized 50% or more of their share of wallet through their authorized credit card limit or (3) invested at least three times their post-tax monthly income in any of our investment products.

Monthly cash-in equal or greater than **50% of monthly income**
Share of wallet equal or greater than **50% of the credit card limit taken**
Investment equal or greater than **3x post-tax monthly income**

As of June 30, 2023, 24% of our active consumers, on average, use PicPay as their primary financial services platform, an increase of eight percentage points when compared to the corresponding period in the prior year. We believe that this metric will continue to increase over the next few years.

Percentage of Active Consumers that Use PicPay as Their Primary Financial Services Platform by Monthly Cohort

Cash-in Evolution

Our digital wallet is our most mature product offering and the foundation of our growth strategy. It was designed to enable consumers to perform several kinds of day-to-day payments in an easy, frictionless, and convenient manner. Consumers can add funds to the balance of their accounts in different ways: (1) electronic funds transfers from their accounts held with other financial institutions (wire transfers), including via the Brazilian Central Bank’s instant payment system, Pix, (2) via bank slips (boletos), (3) by receiving funds via P2P payments, (4) payroll portability, (5) contracting loans or (6) pulling funds from other banks in app through Open Finance (in which case, PicPay serves as a payment initiator).

We have experienced a significant increase in monthly cash-in overtime, first driven by the introduction of Pix, which created a better experience for digital payments and transfers and significantly reduced the friction of adding funds to the PicPay digital wallet and accelerated as we evolved to a broader financial and nonfinancial platform, communicating new features and use cases and gradually gaining more consumer confidence.

As shown in the chart below, total monthly cash inflow more than doubled from R$7.8 billion in January 2022 to R$17.4 billion in June 2023, which we believe demonstrates the speed at which we are able to increase the percentage of active consumers that use PicPay as their primary financial services platform.

Monthly Cash-in Evolution
(R$ billion)

Consumer Retention Rate

When we analyze the retention rate of our active consumer base as of June 2022 that uses PicPay as their primary financial services platform, we observe a high consumer retention rate of 88.5% after twelve months. We define consumer retention rate as the percentage of active consumers that use PicPay as their primary financial services platform and who remained active after a given period.

The chart below sets forth our retention rate of our active consumer base over the twelve-month period beginning in June 2022.

Retention Rate of Consumers Using PicPay as their
Primary Financial Services Platform
(%)

Total Payment Volume (TPV)

We use total payment volume (TPV) to assess the volume of financial transactions that take place in our ecosystem. TPV is defined as the aggregate amount of payments, outbound transfers (sending money) and cash-out, net of reversals, successfully completed on our platform.

TPV reached R$116 billion in the first half of 2023, an increase of 32% compared to R$87 billion in the first half of 2022, which we believe was positively impacted by our ability to launch and scale products and services at a fast pace, contributing to the increased engagement of our consumers, as they begin to perceive PicPay as their primary financial account. As shown in the chart below, our TPV increased at a CAGR of 243% from 2018 to 2022.

Total TPV Evolution
(R$ billion)

Cumulative TPV Evolution by Consumer Cohort

We measure TPV by consumer cohort to assess the volume of transactions that take place in our ecosystem for each cohort. The following chart reflects the evolution of TPV generated by consumers in a particular fiscal year and their contribution over time. The combination of our business model and the strength of the value proposition we bring to our consumers has resulted in the extension of the lifetime of our consumer base. Almost all of our annual cohorts of consumers since 2017 have exhibited meaningful growth:

Cumulative TPV Evolution by Consumer Cohort
(% of TPV)

2023
2022
2021
2020
2019
2018
2017
100.0%
63.5%
36.5%
35.2%
32.8%
32.0%
42.9%
25.8%
17.8%
13.6%
16.2%
39.5%
21.4%
8.8%
14.1%
6.7%
25.7%
35.4%
15.5%
5.7%
11.0%
0.9%
10.4%
27.5%
33.6%
13.2%
4.6%
9.8%
2017
2018
2019
2020
2021
2022
1H23

Quarterly Average Revenue Per Active Consumer, or “Quarterly ARPAC”

An important metric to measure the value we generate on a consumer level across all our quarterly active consumers is our quarterly ARPAC, which is defined as the total quarterly revenue and financial income of consumers divided by the total number of active consumers at the end of such quarter.

Our quarterly ARPAC was R$23.2 in the second quarter of 2023, an increase of 1.8% over our quarterly ARPAC in the second quarter of the prior year.

We believe that we have a meaningful opportunity to increase our ARPAC given (1) our business diversification, which reflects our ability to launch new products and services beyond digital wallet services, (2) the increase in the pace of adoption of monetizable products by our consumers, (3) the increased pace at which new cohorts onboard and adopt additional products when compared to older cohorts and (4) our offering of credit through selected products, such as PicPay Card and loans, which provide a potential upside to ARPAC through the generation of interest income.

Quarterly Average Cost to Serve (CTS) Per Active Consumer

We compare our quarterly average cost to serve (CTS) per active consumer to our quarterly ARPAC to assess our consumer economics in a given period. We define the average cost to serve per active consumer as the sum of fraud prevention costs, processing fees, PicPay Card production and issuance costs, incentives, operational losses, personnel expenses, technology expenses and other administrative expenses (which is calculated as the sum of such expenses in the quarter) divided by the number of active consumers at the end of such quarter.

Our quarterly average cost to serve was R$12.2 (US$2.5 based on the real/U.S. dollar exchange rate of R$4.8192 per USS1.00 as of June 30, 2023) per active consumer in the second quarter of 2023, a decrease of 16.3% compared to R$14.6 (US$3.0) per active consumer in the second quarter of 2022. On a monthly basis, i.e. average cost to serve per active consumer divided by three, our CTS reached R$4.1 (US$0.8, based on the real/U.S. dollar exchange rate of R$4.8192 per US$1.00 as of June 30, 2023) per active consumer in June 2023, compared to R$4.9 (US$1.0) per active consumer in June 2022.

Quarterly Average Cost to Serve (CTS) per Active Consumer
(R$/active consumer)

We have been able to maintain low CTS levels while at the same time increasing our revenues in excess of 20% in the first half of 2023 compared to the first half of 2022, driven by the launch of new products and services, mainly as a result of a decrease in incentives, personnel expenses, and operational losses.

Consumers with Wallet Balance

We track the number of consumers with wallet balance to assess the trust our consumers place in us to keep their money in our platform. We define consumers with wallet balance as those who hold a balance in the payment account and/or Piggy Banks (“cofrinhos”) at the end of such fiscal quarter.

The number of consumers with wallet balance was 22.6 million in the second quarter of 2023, a growth of 4.1% compared to 21.7 million in the second quarter of 2022.

Consumers with Wallet Balance
(in millions)

Wallet Balance and Cost of Funding

We have experienced a substantial increase in our wallet balances over the years. We keep track of wallet balances as they are important sources of funding for our operations. We define wallet balance as the balance of the payment account and/or piggy banks (cofrinhos) held by consumers that have a payment account on our platform. As of June 30, 2023, our consumers had a wallet balance totaling R$10.1 billion in deposits, an increase of 22% compared to R$8.3 billion as of June 30, 2022.

Cost of funding is the interest rate we pay over (1) outstanding wallet balances held on consumers’ accounts (in accordance with our own internal policies and procedures) and (2) time deposits. Although we experienced an increase in interest rates over the past year, we managed to lower our cost of funding upon (1) successfully obtaining our multi-purpose bank (banco múltiplo) license, which was transferred without cost to us from J&F Participações in February 2022 (see “Business — Our History — Recent Acquisitions and Corporate Transactions”) and which enabled us to utilize a significant portion of our deposits to fund our operations and (2) the implementation of changes in our account remuneration policy (i.e., we pay remuneration to consumer accounts only after 30 days or for amounts that are fully invested in our “piggy bank” product). Our cost of funding decreased to 86% of CDI as of June 30, 2023 from approximately 213% of CDI as of March 31, 2021, as set forth in the chart below.

Wallet Balance and Cost of Funding
(R$ billion and % over CDI)

Business

Our Mission and Vision

At PicPay we believe financial services should be mobile, frictionless, and instantaneous. Our mission is to empower consumers and businesses across Brazil with innovative solutions to redefine the way people manage their daily finances. We break down the barriers to traditional financial services and are driven by a vision of a future where financial services are accessible for all. We are committed to simplifying financial transactions, fostering economic inclusion and providing the tools and resources for people to achieve their financial goals.

We believe technology is a force for positive change and we leverage it to create a more inclusive and equitable financial ecosystem. Since our inception, we have been dedicated to making payments and banking seamless and secure for both consumers and businesses. We believe we are paving the way for the future of finance in Brazil, inspired by the transformative impact for millions of people, with a commitment to driving financial empowerment for all.

Our Company

We founded PicPay more than 10 years ago in the city of Vitória, in the State of Espírito Santo, as a peer-to-peer (P2P), transfer platform, with the purpose of providing a seamless digital payment solution in a country where payments were historically cumbersome, slow and costly. Our user-friendly solution allows individuals to easily send money through their mobile phones at any time, which quickly caught the attention of millions of consumers. In just a few years, we became one of Brazil’s leading digital wallets, as measured by the number of consumers, according to information provided by the Brazilian Central Bank.

After our early success with P2P payments, we noticed a gap in the broader payments ecosystem and broadened our lens to focus on improving the relationship between consumers and businesses within our platform, which led us to build a two-sided ecosystem, servicing both our consumer and business customers. We believe we were one of the first financial services companies to provide QR Code payments for businesses in Brazil, allowing our consumers to make payments seamlessly by scanning a single QR Code, either in store or online.

As we grew as a company, so did the financial needs of both our retail consumers and business customers. We continued to innovate and deliver new solutions to address their needs, launching various payment, credit and insurance products, making PicPay a complete financial platform, and, in the process, further expanding our addressable market, which is comprised of financial and non-financial services in Brazil.

Eventually our ambitions led us to the goal of revolutionizing how Brazilians manage and interact with their finances. We have launched and scaled products and services for consumers to address several needs, including:

•        Digital Wallet:    incorporated Pix (the Brazilian Central Bank’s instant payment system), bill payments, peer-to-peer (P2P), person-to-merchant (P2M), BNPL and corporate benefits;

•        Financial Services:    leveraged a multi-funding financial market to originate and distribute personal loans, PicPay debit and credit cards, public payroll loans, P2P loans, auto secured, and secured loans;

•        Investments:    integrated third party providers to provide access to CDBs, person-to- business (P2B) loans, equity, and fixed income funds;

•        Services:    our open platform that allows consumers to purchase physical and digital goods and subscribe to services offered by online businesses at PicPay Shop within the PicPay app.

Concurrently, we have been evolving our business ecosystem beyond QR Code payments. Our business solutions are designed to streamline financial operations for enterprises, offering a range of tools and features to meet diverse business needs. These solutions include payment acceptance through a comprehensive merchant acquiring platform for online and brick-and-mortar businesses, as well as multiple financial and non-financial services, as follows:

•        Payment solutions:    businesses can accept payments from consumers through PicPay using (1) a proprietary QR Code (2) Pix in app or through a physical QR Code, (3) point-of-sale (POS) terminals owned by third-party merchant acquirer partners, (4) e-commerce captured through our online payment checkout (e-wallet) directly integrated with the consumers’ PicPay wallet and (5) payment links. We intend to strengthen and grow our payments solutions suite for businesses;

•        Financial services for businesses:    comprehensive business accounts, debit and credit cards, prepayment options and working capital solutions; and

•        Non-financial services for businesses:    we launched the PicPay Shop as an open e-Commerce platform that allows businesses to offer a wide range of products and services to our consumer base, including online shopping in-app or through our affiliate model that directs our consumers to our partners’ websites, such as Amazon, Shopee, AliExpress, qualifying our consumers for a merchant funded cashback deposited directly in their digital wallet. We also offer advertising solutions (Ads) and a B2B marketplace.

The graphic below illustrates our evolution from 2018 to 2022:

Through our unique two-sided open ecosystem, we provide value to our consumers and businesses in many ways, such as the following:

•        Consumers can access a wide range of products and services, including day-to-day payments, financial services, such as debit and credit cards, loans, insurance, and investments, as well as other non-financial services including gift cards, transportation and mobile phone recharge credits (top-ups), online shopping and others.

•        Businesses can receive payments through various modalities (QR Code, Pix, and PicPay e-wallet), access financial services, such as prepayment of receivables, loans, debit and credit cards, and have a full digital account for day-to-day payments, sell and purchase goods in our B2B marketplace, as well as advertise their products and services within our app.

•        Financial and non-financial institutions can connect to our open platform to distribute their products and services, such as credit, insurance, and investment products, benefiting from the massive amount of data that we have collected to provide more relevant and customized offerings targeted at individual consumers’ needs.

Connecting consumers and businesses enables us to offer an unique end-to-end product experience through the offer of a wide range of financial and non-financial services in a single app, while gaining valuable insights into both consumer behavior and business performance.

The graphic below illustrates our two-sided ecosystem encompassing solutions for both consumers and businesses:

34M consumers
986k businesses
+ 10M merchants through partnerships with acquirers
CONSUMERS
BUSINESSES
Communication Networking
SOCIAL
DIGITAL WALLET
• PIX
• P2P
• Bills
• Corporate Benefits
• BNPL
FINANCIAL SERVICES
• Digital account
• Insurance
• Payroll portability
• Cards
• Loans
• P2P Lending
INVESTMENTS
• CDBs
• Equity
• P2B Lending
• Fixed income
SERVICES
• Digital goods
• Top ups
OPEN FINANCE
PAYMENT SOLUTIONS
• Business Acceptance (in-store e online)
• QR Code
• Merchant Acquirer
FINANCIAL SERVICES
• Seller account
• Prepayment
• Cards
• Working capital
SERVICES
• Ads
• Online shopping
• B2B
• Afilliates

We have built a strong brand reputation among Brazilians since inception, ranking first in the Top of Mind survey of payment apps and digital wallets in Brazil, a survey commissioned by us and conducted by Ginger, an independent boutique market research firm, as of March 2023. When asked which brand of payment app or digital wallet came to mind, approximately 25% of respondents in this survey named our application, placing us ahead of PayPal (16%) and PagBank (7%), among others, as illustrated below:

In August 2023, we launched our new marketing campaign reflecting a new phase for us. The campaign marked our return to national media (digital, offline and out-of-home). With a broader and more holistic portfolio, combined with our well-established brand, our goal was to raise awareness of PicPay beyond its digital wallet and day-to-day payment capabilities and showcase our comprehensive package of financial products and non-financial products and services, including credit cards, investments, the PicPay Shop, attractive interest rates on wallet balance, credit, as well as products for businesses.

This campaign positioned us not only among digital wallets and payment apps but also amongst other digital financial services players. PicPay was ranked second in the independent survey of the most popular digital banks/digital wallets in Brazil conducted by Mobile Time/Opinion Box in September 2023.

When asked which banks/digital wallets people had an account that they transacted through an app on their smartphone, approximately 39% of respondents named PicPay, placing us only behind Nubank (51%) and ahead of Mercado Pago (32%), PayPal (26%), and C6 Bank (22%), as illustrated below:

Additionally, PicPay was ranked among the most popular apps people keep on their home screens across all categories, along with well-known companies such as Twitter (which had its name changed to “X” after such opinion surveys), Shopee, Mercado Livre, Itaú, and Santander, according to an independent public survey conducted by Mobile Time/Opinion Box in May 2023.

MAY 2023 **PANORAMA**
*Mobile Time/Opinion Box*

## USE OF APPS IN BRAZIL

CHART 14

### APP POPULARITY RADAR IN BRAZIL

**TOTAL:** 2,050 CITED APPS

**Question:** List which of the apps you downloaded are now on your home screen. Consider as home screen the one that appears right after turning on your smartphone. You can name up to 20 names of applications.

**Base:** 2,032 Brazilians with a smartphone who have downloaded an app

**NOTE:** Apps present on the home screen of at least 2% of Brazilian smartphones were included on the radar.

Instagran
Whatsapp
Facebook
iFood
Nubank
Telegram
Uber
Spotify
TikTok
YouTube
Caixa
Chrome
Gmail
Google
Itaú
Kwai
Livelo
Mercado Livre
Messenger
Netflix
PicPay
Santander
Shein
Shopee
Smiles
Twitter
Waze
C6 Bank
Bradesco
Banco do Brasil
99
Deezer
Dotz
Duolingo
FGTS
Garena Free Fire
Globoplay
Google Maps
Gov.br
Hotmart
Banco Inter
iti Itaú
Latam Pass
LinkedIn
Magazine Luiza
Mercado Pago
Meu TIM
Minha Claro Móvel
Oktoplus
OLX
Outlook
Pagbank Pagseguro
Pinterest
RecargaPay
Shell Box
Vivo
Zoom
Canva
Caixa TEM
Azul Linhas Aéreas
Americanas
AME Digital
Amazon
99Pay
PRESENCE ON HOME SCREEN
50% OR MORE (SUPERAPPS CORE)
30% TO 49% OF SMARTPHONES
BETWEEN 10% AND 29%
BETWEEN 5% AND 9%
BETWEEN 2% AND 4%

Our History

PicPay was founded in 2012 in Vitória, in the state of Espírito Santo, with the goal of introducing instant payments among consumers and businesses in Brazil.

In 2015, Banco Original, which is controlled by J&F Participações and was the first digital bank in Brazil focused on wholesale, corporate and agribusiness, acquired PicPay. In the same year, Banco Original also entered the retail segment to further diversify its business model.

In 2017, PicPay was spun off from Banco Original and J&F Participações became the controlling shareholder of both entities.

As we continued to grow our business, driven by a strong nationally recognized brand, we started to offer more financial and non-financial products and services, expanding within the retail segment.

Recent Acquisitions and Corporate Transactions

On July 20, 2021, PicPay Brazil acquired all of the share capital of Guiabolso and its subsidiary Guiabolso Pagamentos from Guiabolso (Cayman) Ltd. and Guiabolso LLC. The purchase price was R$135.0 million, all of which was paid in cash. Guiabolso is a personal finance application that uses data intelligence to offer financial products on its portal to its users.

On February 25, 2022, J&F Participações contributed all of the shares of PicPay Bank (formerly known as Banco Original de Agronegócio S.A.) to PicS Holding (formerly known as PicPay Holding Ltda.). In consideration for this contribution, PicS Holding issued 146,900,768 of its common shares to J&F Participações. On May 26, 2022, the Brazilian Central Bank approved the change in the name of Banco Original de Agronegócio S.A. to PicPay Bank. As a result of this transaction, PicPay Bank became a subsidiary of PicS Holding. PicPay Bank holds a multi-purpose bank (banco múltiplo) license which allows us to directly offer a range of banking products to our consumers.

In September 2022, in connection with the expansion and corporate reorganization of the companies comprising Banco Original, Crednovo underwent a corporate reorganization through which Crednovo ceased to be a wholly-owned subsidiary of J&F Participações and became a wholly-owned subsidiary of PicPay Holding. This reorganization was implemented through a capital increase by J&F Participações in Pics Holding, through which J&F Participações subscribed for 26,000,000 common shares of Crednovo, in the total amount of R$1.2 million.

On January 23, 2023, J&F Participações transferred all of its shares in Liga Invest Distribuidora de Títulos e Valores Mobiliários Ltda., or “Liga Invest,” a brokerage firm and securities dealer, to PicPay Brazil for approximately R$27.4 million. As a result of this transaction, Liga Invest became a wholly-owned subsidiary of PicPay Brazil. On January 24, 2023, PicPay Brazil made a capital contribution of R$25.0 million to Liga Invest in exchange for 25,000,000 common shares of Liga Invest. On May 3, 2023 Liga Invest changed name to PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda.

On February 2, 2023, our subsidiary Guiabolso acquired all of the quotas in BX from BX Business LLC. The purchase price was R$9.5 million and earn-out consideration in an amount equal to 25% of BX’s future net profit for each of the years in the five-year period ended December 31, 2027 up to a maximum amount of R$70.0 million, subject to certain terms and conditions. BX is active in the Brazilian public payroll loan market and business process outsourcing for back-office payroll loans. This acquisition helped us to broaden our financial ecosystem by expanding our financial products offering to our consumer base.

Also in February 2023, we entered into the corporate benefits business, which includes flexible vouchers (including employee meal and transportation vouchers, among others), payroll advances, balance sharing between PicPay’s consumers and payroll management. Through this new business, PicPay consolidates advantages for both employees and human resources departments in a single platform.

In 2023, J&F Participações announced its plan to integrate Banco Original’s retail operations with PicPay, allowing both companies to focus on their respective strengths (PicPay in retail and Banco Original in wholesale, corporate and agribusiness). This is expected to allow each company to focus on its core segments while benefiting from operational and financial synergies. The integration of Banco Original’s retail operations began with the transfer of its checking accounts held by individuals, including associated assets, to the PicPay platform in July 2023. This integration also accelerated the delivery of certain products, such as special account limit, salary account, joint account, and platinum and black credit cards. We launched additional products, including a rewards program, secured personal loans (investments and payroll), investment funds and private pension funds, among others. Moreover, this integration added 1 million active consumers to PicPay. We began originating personal loans in October 2023, and we expect to transfer the PicPay credit card portfolio to PicPay from Banco Original in January 2024, and we plan to fully internalize our credit card operations at the start of 2024.

The charts below show our evolution and corporate structure:

## Current Corporate Structure

J&F
100%
100%
PicPay
Retail Operation
Banco ORIGINAL Empresas
Wholesale, Corporate
& Agribusiness

Our Two-Sided Ecosystem

Our Consumers

According to our internal data as of June 30, 2023, our consumer base of 34 million quarterly active consumers primarily consists of a younger demographic, with an average age of 35 years-old. In addition, more than 70% of our consumers are lower-middle to low-income and approximately 72% are located in the Southeastern and Northeastern regions of Brazil. Moreover, we also have a meaningful penetration amongst the more affluent demographic, with more than 3 million consumers with monthly gross income above R$10,000 (being less than 5% of the economically active population according to IBGE in 2015), where we expect to enhance our value proposition with the new banking and investment products, and more than 6 million consumers with monthly gross income above R$5,000. The graphic below illustrates certain information about our consumers:

# Our Clients:
## Young, Tech Driven and Early Adopters

82% 18%

## PicPay Consumer Base Distribution

15%
23%
49%
13%

**Brazilian Population Distribution[2]**

| | |
|---|---|
| North + Central-West | 17% |
| South | 14% |
| Southeast | 42% |
| Northeast | 27% |

## Social Class[1]

3%
21%
76%
High Income
Upper-Middle Income
Lower-Middle & Low Income

## Age

8%
24%
13%
35
years-old
23%
31%
18 to 24
25 to 34
35 to 44
45 to 54
55 or above

____________

(1)      High income: monthly gross income above R$15,000 or wallet balance/investments above R$40,000. Upper-Middle Income: monthly gross income between R$4,000 to 15,000. Lower-Middle & Low Income: monthly gross income between R$0 to 4,000.

(2)      Cidadania Financeira 2021 Report from the Brazilian Central Bank.

We believe we are leading the digital transformation wave in Brazil, and possess a national footprint, covering all demographics segments in Brazil. Our ecosystem was built to be a one-stop-shop, aiming to reach the highest number of Brazilians that have access to smartphones and internet, across all ages and social classes. In addition, we believe our strong traction with younger and tech-savvy consumers helps us to achieve higher retention and greater lifetime value (LTV), as we grow with our consumers throughout their lives while they accumulate wealth and reach certain milestones in lives that expand their financial needs.

As we evolve from our digital wallet into a broader platform, offering a larger suite of products and services to our consumers, including banking and investment products, we have started to adopt a more customized approach to our consumer base, moving away from a one size fits all approach in terms of product offerings and promotions, to a tailor made and personalized approach for each consumer segment. This will help us to increase cross selling opportunities and better meet the financial needs for each consumer segment. Currently, our consumer base comprises four consumer segments: Low Income, Middle Income, High Income, and High Income Plus, as illustrated below:

Accordingly, we have also evolved our value proposition for each consumer segment. For instance, some consumer segments have different home screens, with personalized product and service offerings, and exclusive support from an account manager, in addition to our 24/7 call center support.

Our Businesses

We had 986,056 active businesses as of June 30, 2023, with more than 10 million licensed merchants accepting PicPay through partnerships with acquirers across the country. Currently, our business customers are mainly concentrated within: (i) micro and small offline merchants that use PicPay solutions such as QR Code and Pix payments and (ii) online merchants across a wide range of industries and scale, including Uber, AliExpress, Google, Kwai, among others, that accept our PicPay e-wallet on their e-commerce platforms.

The chart below presents an overview of our micro and small business using PicPay solutions to accept payments through QR Code and Pix, by industry sector and region across Brazil:

We have recently completed the integration of our own merchant acquiring platform, allowing PicPay to operate as a full stack merchant acquirer in order to capture, process and settle all card transactions within our application. We are increasing our acceptance rate across the country and partnering with leading global companies and several other online merchants and platforms from many industries to expand the adoption of our payments solutions and become a fully integrated merchant acquirer player for online merchants.

We also intend to expand our value proposition to offline merchants going beyond QR Code payments and Pix and also offer our full acquiring platform through POS terminals, electronic cash registers, or “ECRs,” and tap on phone solutions, which will also create opportunities to offer other financial and banking solutions to service entire lifecycle of our business customers integrated into our ecosystem.

Pay your Google subscription with PicPay
You can pay your Google subscription with PicPay securely and frictionless with just one click
Authorize and continue
I'm not a PicPay customer

Uber
Pay your Uber rides with PicPay
You can pay your Uber rides with PicPay securely and frictionless with just one click
Authorize and continue
I'm not a PicPay customer

Our Unique Approach

We believe that we have adopted a unique approach in building our business, which we believe will help us expand our ecosystem of consumers, businesses, and third-party affiliate partners, as highlighted below:

•        Open Platform.    We take a flexible open platform approach, enabling integration with any external party who complies with our platform’s terms of use. For consumers, our platform has a multi-funding strategy which allows them to leverage various funding sources for transactions, including not only their wallet balance and PicPay credit card, but also third-party credit cards registered in our app, and balances pulled directly from other bank accounts or digital wallets through our payment initiation model. Additionally, financial institutions can connect to our open platform to distribute their products and services, such as credit, insurance, and investment products, benefiting from our data-based consumer behavior metrics to provide more relevant and customized offerings targeted at individual consumers’ needs. Similarly, our open platform also allows merchants to integrate their websites to sell products and services to our consumer base at the PicPay Shop.

As our business evolved beyond the digital wallet, we have incorporated multiple partners to distribute products and services through our platform, including loans, insurance, foreign exchange, bill payments and e-commerce, among others.

Evolution of our Open Platform

To a much broader two-sided financial ecosystem
From a day-to-day payment app in the early years …
Ads
B2B - PicMarket
Investments
Payroll Advance
Black/Plat. Card
Life Insurance
Pix Insurance
Auto Secured Loan
Acc. Aggregator
Corp. Benefits
BNPL
Payroll Loan
Full Acquiring
Cell Phone Insurance
Piggy Bank
P2B Lending
PFM / Open Finance
Banking License
Int. Remit. & Foreign Currency Exchange
FGTS Loan
DDA - Bill Payments
Vehicle Debt Mgmt.
Payroll Portability
Ecommerce
Digital Wallet Insurance
P2P Lending
PicPay Shop
Direct Message Feature
PicPay Card
Personal Loan
PIX
Bill Payments
P2P
QR Code
MetLife Icatu SEGUROS
kovr seguros
creditas
mova
BancoDaycoval
BRB
FRENTE
digio
friday
zapay
globoplay Uber
Google Play
magalu Uber ifood
Among many others
elo VISA mastercard
2012 - 2017
2018
2019
2020
2021
2022
2023
Payments
Services
Banking / Credit
Business

•        Two-Sided Ecosystem.    At its core, PicPay is a two-sided ecosystem creating a bridge between both consumers and businesses. Our platform enables consumers to make payments, investments, and leverage a broad array of essential financial services all in a single app. At the same time, we also enable payment acceptance, as well as other essential financial and non-financial solutions for businesses, such as a complete digital account and prepayment of receivables. The graphics below illustrate our two-sided ecosystem encompassing solutions for both consumers and businesses:

34M consumers
986k businesses
+ 10M merchants through partnerships with acquirers
CONSUMERS
DIGITAL WALLET
• PIX
• Bills
• BNPL
• P2P
• Corporate Benefits
FINANCIAL SERVICES
• Digital account
• Payroll portability
• Loans
• Insurance
• Cards
• P2P Lending
INVESTMENTS
• CDBs
• P2B Lending
• Equity
• Fixed income
SERVICES
• Digital goods
• Top ups
Communication Networking
SOCIAL
OPEN FINANCE
BUSINESSES
PAYMENT SOLUTIONS
• Business Acceptance (in-store e online)
• QR Code
• Merchant Acquirer
FINANCIAL SERVICES
• Seller account
• Cards
• Prepayment
• Working capital
SERVICES
• Ads
• B2B
• Online shopping
• Afilliates

This flexibility, combined with our user-friendly interface transforms the way consumers interact with financial services. Whether it is a consumer looking for streamlined payment alternatives or a business eager to tap into new revenue streams, our two-sided ecosystem propels growth and financial possibilities for all, due principally to the following factors:

•        Consumers can access a wide range of products and services, including day-to-day payments, financial services, such as cards, loans, insurance, and investments, as well as other services including gift cards, cell phone recharge credits (top-ups), online shopping and others.

•        Businesses can receive payments through various modalities (QR Code, Pix, and PicPay e-wallet), access financial services, such as prepayment of receivables, loans, debit and credit cards, offer their products and services on the PicPay Shop, have a full digital account for day-to-day payments, sell and purchase goods in our B2B marketplace, as well as advertise their products and services within our app.

•        Financial and non-financial institutions can connect to our open platform to distribute their products and services, such as credit, insurance, and investment products, benefiting from a large amount of data that we have collected to provide more relevant and customized offerings targeted at individual consumers’ needs.

•        Open Finance.    Open Finance is one of our core strategic pillars, enabling us to simplify financial management and improve engagement for our consumers and businesses. In 2021, we acquired Guiabolso, a forerunner of Open Banking in Brazil, which provided a complete platform that facilitated and improved people’s financial management by organizing their budget, coordinating payments schedule, expense categorization, and offering financial products. After the integration of Guiabolso in 2022, we have been leveraging Open Finance initiatives within all the business units of our ecosystem to improve our product offering across our digital wallet, financial marketplace, investments, services for consumers and financial and non-financial solutions for businesses. Through the consents received, we collect valuable data from consumers including account information, credit card information and financial services contracted with other financial institutions (such as loans), which allows us to provide more financial and non-financial options at competitive rates and send personalized product and service offers. Since we adopted phase 2 of Open Finance in October 2022, we have received approximately 4 million unique consents from consumers, meaning consumers that opted in to share their financial information from other institutions with PicPay as of July 31, 2023. According to July 2023 data from the Brazilian Central Bank, we are the third largest player in terms of market share of unique consents received with 11.3%, ahead of Santander, Banco do Brasil, Bradesco, Mercado Pago and Caixa Econômica. In the first half of 2023, we launched our Account Aggregator product, which enables consumers to integrate and consolidate all of their banking accounts from other financial institutions through Open Finance, on the PicPay app.

In February 2023, we received a license from the Brazilian Central Bank to operate as a payment initiator institution, enabling consumers to transfer their money from other financial and payment institutions to PicPay without leaving our app. Since we obtained this license, we have seen an increase in the number of consents received to authorize payments in our ecosystem through the Account Aggregator. We are leaders in payment initiation, with a cumulative volume of 866,000 transactions from April 2023 to October 2023, when we activated payment initiation in the Account Aggregator, based on information provided by Open Finance.org. This allows consumers to complete transactions in the PicPay app including paying bills and making payments via instant payments without having to exit the app. According to our internal estimates and data, when we compare the usage of our consumers who use our Account Aggregator product and our other consumers, there is an increase in both frequency and volume of usage of the app, in terms of number of transactions and total payment volume (TPV). Most of these consumers access our app more than 10 times a month and transact on a monthly basis. Open Finance and the potential products and services we may be able to offer are a potentially significant avenue of growth and a key driver of our strategic decisions.

•        Social Network.    Connecting people has been a part of our DNA since our inception, when we launched our P2P payments platform. Since our inception, we have added other social features to our platform, including profiles, direct messaging (including voice messages) and payments (P2P, P2M and bill split) straight from the direct messaging feature. Our social platform is fully integrated with our financial and non-financial services offerings. By analyzing our consumers’ financial behavior and combining such data with their social interactions, we believe we can offer personalized financial recommendations and targeted promotions, enhancing user engagement and satisfaction, increasing our ability to cross-sell additional products and diversifying our revenue streams. Some examples of the integration between our social platform and services offerings are:

•        our consumer support function, which is one of our primary interfaces for client interactions and which also leverages Artificial Intelligence, or “AI,” to solve issues and demands;

•        cross-selling of products and services into the ecosystem, such as offering extended warranty insurance or a BNPL checkout to a consumer buying a TV on the PicPay Shop, product promotion, such as discounts offered by partners like Amazon at the PicPay Shop or our new Black PicPay credit card;

•        connection through our two-sided platform by enabling a real time interaction between consumers and online and in-store businesses;

•        online or in-store businesses using the direct message to promote its catalog of products and sell directly through the messaging platform; and

•        daily marketing and investment content for our PicPay Invest consumers.

## Direct message

Product and service offerings
Global financial market news
Chatting
Send and receive money
Voice messages
Group chats
Bill-Splitting

## Social payments

Individuals and Businesses
Add-ons

9:41
Search on PicPay
23
@raisha.maria
Account balance
R$ 1,000.00
Statement
Pix
Pay with QR Code
Pay Boletos
Pay people
Mobile Top Up
Loans
Pig Bank
More options
Ei, Raisha! Order now the PicPay Card, your new card with no fees.
Suggestions for you
Uber
League of Legends
Steam
Gol Burger
Home
Account
Pay
Notifications
Shop
9:41
Chat
Search
Unread
Chat
Groups
Official
PicPay Support
Henrique S. answers your qu...
Your Account Manager
Thanks
Your Financial Advisor
Yes, I think that is good to ask...
Bom dia Mercado
Stock markets in NY have a slight...
@solange.ssantos
Hi, it looks like you have a produc...
PicPay Card
Hi, how are you? Your turn has...
XBox
The weekend has arrived and we...

As of June 30, 2023, we had 12 million active social consumers. In the second quarter of 2023, the average spend per active social consumer on our platform was 2.2 times higher as compared to other consumers. Also, in the second quarter of 2023, active social consumers transacted, on average, 3 times more than other consumers.

Our Strengths and Competitive Advantages

As a result of our unique approach and scale, we believe we are favorably positioned to continue to grow our business with attractive unit economics and expand our addressable market. We expect that our competitive advantages will continue to strengthen as we scale further and compound over time on the back of our large consumer base, our broad product offering and holistic ecosystem. We believe that the key to our success is based on the main factors described below.

Significant Scale of Customer Base

Our open platform approach combined with a multitude of cash-in (funding) sources and cash-out (payments) methods has allowed us to become one of the largest day to day payments apps in Brazil according to the Brazilian Central Bank. We believe that the scale of both our consumer and business customer base provides a sizable opportunity for up-selling and cross-selling our products and services. Our scale also enables us to establish favorable partnerships with financial institutions to provide attractive pricing for our consumers.

Our One-Stop-Shop Model.

We believe that we offer a holistic financial platform that is designed to address the daily financial, shopping and communication needs of our consumers, connecting them to each other and to businesses and third-party financial institutions through a simple, intuitive and seamless platform that leverages social features and user experience. By being a one-stop shop for our consumers, we believe that we position ourselves in all stages of the daily lives of our consumers, boosting engagement, retention and cross-selling opportunities while improving user experience.

Our Strong Brand Recognition.

We believe that we have built a highly recognized and trusted brand in Brazil. Our brand was recognized by 89% of Brazilian adults surveyed by Ginger, an independent boutique market research firm, in June 2023. We also ranked first in the “Top of Mind” survey of payment apps and digital wallets in Brazil, a survey commissioned by us and conducted by Ginger, an independent boutique market research agency, in March 2023. When asked which brand of payment app or digital wallet came to mind, approximately 25% of respondents in this survey mentioned our application, placing us ahead of PayPal (16%) and PagBank (7%), among others. In an independent survey conducted by Mobile Time/Opinion Box in September 2023, PicPay was ranked as the second most popular digital bank/digital wallet in Brazil. When asked which banks/digital wallets people used to transact through an app on their smartphone, approximately 39% of respondents named PicPay, placing us only behind Nubank (51%) and ahead of Mercado Pago (32%), PayPal (26%), and C6 Bank (22%).

Our Powerful Network Effects.

We believe that we benefit from powerful network effects by connecting consumers and businesses, driving accelerated growth of our consumer and business customer base at low costs and driving higher engagement and retention. The two-sided nature of our ecosystem is complementary with each side reinforcing the growth of the other side, building a virtuous value cycle for both consumers and businesses, who are drawn to our platform’s convenience. As more consumers join the platform, more businesses and third-party financial institutions are incentivized to come onboard, which further attracts more consumers. Furthermore, we believe our social network drives user engagement by allowing consumers to connect, interact, and transact with friends, families, and businesses. We believe this reinforces the flywheel effect, as more consumers join the social network, it becomes increasingly valuable to each participant, and motivates them to bring their contacts into the ecosystem.

Our Differentiated Approach To Product Development.

We believe that our decentralized organizational structure and playbook of product development enables us to launch and scale new products and services faster than our peers. PicPay is structured into different business units, in which each unit has full responsibility, autonomy and dedicated squads to run its business on a day-to-day basis, prioritizing the launch of products and services aligned with our corporate strategy, while at the same time being committed to driving increased profitability for the overall company. The chart below shows the evolution of products and services launched since the first half of 2021:

**1H21**

- Personal Loan
- PicPay Card
- Direct Message Feature

**2H21**

- PicPay Shop
- Acceptance Through 3rd Party Acquirers

**1H22**

- Pix Credit
- P2P Lending
- Digital Wallet Insurance
- Credit Score
- Credit Monitoring
- Payroll Portability
- Vehicle Debt Mgmt. (tickets & IPVA)
- Bill Payments Hub
- FGTS Loans
- Integrated QR Code
- International Remit. & Exch.
- Banking License

**2H22**

- Open Finance Hub
- Personal Finance Management
- Virtual Pre-Paid Card (Merchants)
- P2B Lending
- Piggy Bank
- Cell Phone Insurance

**1H23**

- Bill Split
- Payroll Loan (BX Blue)
- Additional Card
- Corporate Benefits
- CDBs
- Account Aggregator
- Auto-Secured Loan
- Insurance for Pix Transactions
- Life Insurance

Our Innovative Technology.

We leverage cutting-edge proprietary technology, including AI-driven models, robust security features, and a user-friendly interface, with the purpose to continually enhance the user experience and maintain our competitive edge. Our approach also allows us to embrace new technologies, such as instant payments (P2P, Pix and P2M) and Open Finance without any conflicts of interest. We process many types of transactions, including Pix, which processes over 20,000 payments every minute in connection with more than 49 million Pix keys registered on PicPay as of June 30, 2023. This is made possible by our 100% availability, which allows us to maintain our ‘A’ level with the Brazilian Central Bank. We also rely on a significant amount of proprietary data to drive our decision making on new products, credit analysis, cross selling, incentives and to improve the experience for consumers and businesses.

Our World-Class Management Team.

We believe that we have attracted highly talented and experienced executives from the most successful companies across payments, banking, e-commerce, and technology, who have brought deep expertise and creative ideas in technology development, data analytics, product design, branding, business and people management, corporate strategy and credit underwriting, and are closely aligned with our mission and vision. This is supported by a robust governance structure, consisting of executive committees, including risk, compliance, ethics, anti-money laundering, data security and privacy committees.

Our Accretive Acquisition Strategy And Integration Capabilities.

Our team boasts a deep understanding of the technology and financial services landscape, enabling us to identify strategic acquisition targets that align with our products and services portfolio. We believe our industry expertise, built over the years of PicPay’s existence, together with our open platform fundamentals, empowers us to make informed decisions and target companies that can drive synergies and complement our offerings. Furthermore, our robust project management and integration processes ensure a smooth post-acquisition transition, which includes the efficient assimilation of technology, systems, and people, minimizing disruptions and maximizing realization of operational, revenues and costs gains. For instance, we started offering public payroll loans in our app via BX Blue in April 2023, only two months after the acquisition. Moreover, we launched our own corporate benefits product in less than a year after acquiring technology from Usemobile, a company focused on the development of mobile applications and web systems.

Our Advantaged Unit Economics.

We believe that we operate with favorable unit economics, as evidenced by our ability to recover our consumer acquisition costs, or “CAC,” with cumulative contribution margins in 11 months on average, while continuing to expand revenue and contribution margins significantly thereafter. We measure our consumer acquisition efficiency by comparing the lifetime value, or “LTV,” of our consumers to the CAC of those acquired consumers. We believe our favorable payback dynamics and strong revenue retention rates are supported by our ability to deliver high consumer engagement, low churn, and strong ability to scale and monetize new products and services.

Additionally, we have been able to maintain our average cost to serve per active consumer at low levels (R$4.1, or US$0.8, on a monthly basis, based on the real/U.S. dollar exchange rate of R$4.8192 per US$1.00 as of June 30, 2023). This is due to our ability to scale our platform and leverage sustainable cost advantages.

Our Growth Strategies

Grow within our consumers’ financial lives.

By adding new products and services to our platform and using our digital wallet to access millions of consumers, we bring more usage with product depth and our app becomes part of our consumers’ daily routine. In the last twelve months, we launched, on average, one product per month, driving higher engagement and decreasing the average time our consumers take to adopt more products. As we further improve our platform and user experience, and expand our ecosystem by introducing new products and services, not only do older cohorts increase the adoption of new products and services, but new cohorts onboard at more mature levels and adopt new products and services faster.

Principality.

Our strategic vision includes a clear commitment to becoming our consumers’ primary financial services platform, and we believe our consumers are increasingly choosing PicPay as their primary financial services provider relationship as they become more comfortable with our solutions and user experience, increasing engagement and usage of our products. As of June 30, 2023, 24% of our active consumers use PicPay as their primary financial services platform, and we aim to grow this level of engagement over the next few years. We consider ourselves to be the primary financial services provider relationship for those of our active consumers who have added 50% or more of their post-tax monthly income into their PicPay digital wallet or share of wallet of 50% or more of their credit card limit taken or have 3x their post-tax monthly income invested in any of our investment products.

Continuously improving our multi-funding strategy.

We are actively expanding our network of partners, by forging strategic alliances with banks, financial institutions, and investors. In tandem with partner expansion, we expect to increase the share of PicPay proprietary products (PicPay credit card, personal loans, among others) in our digital wallet and financial marketplace amongst our consumers. The low penetration of our own credit products presents an opportunity for us to enhance the PicPay Card and personal loans on our open platform and engage our consumer base. As we evolved in our strategy from a digital wallet to a broader platform, we observed that our own credit products were crucial for consumer engagement and are key products to drive growth and profitability in our ecosystem. Accordingly, we decided to adopt a multi-funding strategy approach for our financial services, including “on balance” credit for core and selected products, such as credit cards and personal loans, which accelerated our move to fully internalize our PicPay credit card operations, including origination, underwriting, collection, and consumer support. We began originating loans on our balance sheet in October 2023 and we expect the PicPay Card to be transferred to PicPay from Banco Original in January 2024, and we plan to fully internalize our credit card operations at the beginning of 2024. We believe that by offering our own products and increasing credit exposure to selected consumers and businesses, we foster the growth of our entire ecosystem and significantly improve engagement within our app, expand up-selling and cross-selling opportunities, which should enhance our unit economics.

Business diversification.

We are constantly innovating to provide consumers and businesses with access to new payment methods, financial and non-financial services, aiming to diversify our revenue base to other products in addition to our digital wallet. For the first half of 2023, our digital wallet represented 85% of our revenue. We continue to introduce new financial and non-financial services, such as PicPay Cards (credit, debit and secured cards), loans (personal, payroll, FGTS, auto secured), a wide range of insurance and investments products and the PicPay Shop, benefiting new and existing consumers. In February 2023, we entered into the corporate benefits business, which includes flexible vouchers (meal, mobility, among others), payroll advance, balance sharing between PicPay’s consumers, payroll (FOPAG), and payroll management. With this new business, PicPay brings together advantages for both employees and human resources departments in a single platform. Additionally, we are focused on improving our products and services so that they are applicable to a wide range of businesses. For example, our recently introduced working capital feature provides critical functionality to businesses. We also intend to expand our value proposition to online and offline merchants going beyond QR Code payments and Pix, and also offer our full acquiring platform through POS terminals, electronic cash registers (ECRs) and Tap on Phone solutions, which will also create opportunities to offer other financial and banking solutions to service entire lifecycle of our business customers integrated into our ecosystem.

Customized and personalized approach.

We aim to have a more comprehensive and tailored portfolio of products and services, further enhancing our value proposition beyond the digital wallet and day-to-day payments services, becoming a much broader and deeper two-sided financial ecosystem. We have moved from a one size fits all approach to more targeted and personalized marketing communication and product offerings by analyzing and understanding the financial needs of the various segments of our consumer base. In line with this approach, we are investing in new ads to enhance brand awareness, communicate our new positioning and deliver a more target value proposition.

Open Finance and instant payments.

We continue to strengthen our core strategy to embrace Open Finance and instant payments as independent partners to our consumer and business customers. By focusing on providing the best user experience and transparency, we are committed to leveraging these core principles not only to revolutionize the way consumers and businesses manage their finances, but also to become their financial services platform of choice capable of centralizing all their financial activities in a single hub and having our consumers’ best interests at heart. As of July 31, 2023, PicPay has one of the highest market shares for Open Finance and Pix adoption, with a market share of 11% of consumer consents (i.e. consents received from consumers to share their data with PicPay) and approximately 20% market share of Pix coverage, according to information provided by the Brazilian Central Bank.

Accretive Inorganic Growth Opportunities.

We intend to accelerate our growth by acquiring companies that will expand our product portfolio, improve our capabilities, increase our presence along the value chain or shorten our path to new markets. For instance, the acquisition of Guiabolso accelerated our entry into Open Finance, bringing new technology and expertise to position us as one of the leading players in the market. In February 2023, we acquired BX Blue, a digital marketplace focused on public payroll loans, enabling us to enter a new industry vertical for collateralized products and helping to further diversify our credit portfolio.

Our Products and Solutions

Consumer Ecosystem

Digital Wallet

Our digital wallet is our most mature offering and the foundation of our growth strategy, designed to enable consumers to perform all kinds of day-to-day payments in an easy, frictionless and convenient way. The main use case we offer in our digital wallet, are P2P transactions between PicPay accounts, Pix (instant transfers to and from any bank or payment account), bill payments, enabling consumers to pay any bill (utilities, taxes, bank slips, consumer bills, vehicles fines, among others) through our bill payment hub, helping them to concentrate all their payments in one single experience and P2M, enabling PicPay consumers to pay affiliated businesses through a single QR Code (in store or online) or using our e-wallet for online purchases.

We provide several transaction methods and sources of funding for consumers to transact when, where and how they want, as highlighted below:

## Sources of Funds

- ✓ Digital wallet account balance
- ✓ Physical PicPay card (debit and credit)
- ✓ PicPay credit card or third-party credit card registered on file (in-app)
- ✓ Personal loans
- ✓ Funds pulled from other financial institutions via Open Finance (payment initiation)

PicPay
pix
PicPay

## Checkout Methods

- ✓ QR Code
- ✓ Pix
- ✓ P2P
- ✓ E-wallet
- ✓ Payment link
- ✓ Bank slip (boleto)
- ✓ Buy-now, pay-later (BNPL)
- ✓ POS terminals

Consumers can add funds to the balance of their accounts in different ways, such as through electronic funds transfers from their accounts held with other financial institutions (wire transfers), including via the Brazilian Central Bank’s instant payment system, Pix, via boleto (bank slip), by receiving funds via P2P payments, payroll portability, contracting loans or pulling funds from other banks in app through Open Finance (with PicPay operating as a payment initiator).

Our open platform approach also enables consumers to register on file any credit card to fund any of the digital wallet use cases, like electronic transfers and payments (P2P, Pix, P2M, bills, top ups, among others) including using the payment in installment function. The chart below illustrates our digital wallet platform, providing details on various products:

Instant Payments (P2P and Pix)

We started our journey 10 years ago, being the pioneer in offering P2P transactions between PicPay accounts only. Transactions were done through the app instantaneously, 24 hours a day, seven days a week, at no cost. Over time, we enabled consumers to register credit cards on file to finance P2P transactions in multiple installments, helping PicPay to monetize such transactions.

Because P2P transactions have been our primary offering and value proposition since the beginning of our operations, we believe we were prepared to capture the benefits of Pix when it was launched by the Brazilian Central Bank. The interoperability with institutions in the Brazilian financial system offered by Pix allowed us to significantly expand our services, complementing our previously closed loop P2P payments ecosystem.

The below illustration shows our Pix Credit user experience:

In addition, we are helping to educate consumers and businesses to understand the uses and benefits of Pix Credit. For example, we launched a campaign in July to highlight that businesses can offer higher discounts for consumers that pay for goods and services through Pix, as payments are received instantly and at no cost. At the same time, consumers can fund Pix purchases through any credit card on the PicPay app and pay after 30 days (in accordance with the settlement period for credit cards) while receiving the merchant funded discount, which can range from 5 to 20%. This is still net positive for the consumer even when taking into account the take rate charged by PicPay for the transaction. Pix Credit for P2M transactions (online and instore) reached almost 30% of total Pix credit volume by the end of the second quarter of 2023.

We also offer Pix Credit using personal loans with third-party partners (our BNPL solution) as a source of funding and expect to scale it further in the upcoming months.

Pix and its potential products and use cases for both consumers and businesses are also core to our strategy. Instant payments were part of our foundation and are on our DNA. We currently have approximately 20% of Pix users’ coverage, which represents users who had a PicPay account at the origin or destination of the transaction.

Bill Payments Hub

With the purpose to help our consumers to better manage their financial lives, we launched a bill payments hub (Contas em Dia), which is a unique open platform that consolidates and simplifies consumers’ day-to-day payments in a single app. Our consumers can consolidate their bills (from utilities to taxes) from any issuer in one single hub. They can also look up their vehicle debts, such as traffic tickets and IPVA (Tax on Property of Motor Vehicles) and set up a direct debit for their bills. This hub offers both social and transactional features, such as upcoming bills and due date reminders via PicPay’s direct message or WhatsApp. Our consumers can pay their bills with their wallet balance or with a credit card in up to 12 installments.

The figures below illustrates our consumer journey on our bill payments hub:

Bill Split Feature

We also have a bill split feature embedded in our digital wallet, through which our consumers can split any payment with each other in an instant payment through P2P or via Pix or even a bill. Consumers can use our Pague Junto to split a group dinner, a gift for a family member, expenses regarding a trip and on many other day-to-day occasions. Pague Junto is a convenient way to request money from friends for a payment that has already been made. Consumers can split the total amount equally or specify how much each person will pay. It is designed to offer less stress when sharing expenses with friends, keeping money out of relationships, and avoiding awkward situations. The figure below illustrates our bill split feature:

Corporate Benefits

In February 2023, we announced the launch of our corporate benefits product, which consists of an employee flexible benefits card with different categories to spend, including meal, grocery, mobility, and education. Employees can transfer their balances from one category to another as needed and share their benefits wallet balances with other consumers, such as family and friends, for example. Moreover, the balance held in the corporate benefits account is adjusted by inflation.

We also launched a payroll advance product, allowing employees of companies that contract us to pay their payroll to advance their payroll whenever requested by their employees and giving employees the ability to receive their salary before the end of the month, as illustrated in the figure below. Consumers can calculate the amount available to them for payroll advance based on the number of days they have worked. This product can potentially increase cash-in in our ecosystem, accelerating transactions within the app and potentially increasing our revenues.

9:41
Back
Available Wage
Available
Projection
History
Available today:
R$ 1,050.00
Updated today, nov/15
Earnings, nov/01 - nov/30
How the available amount is calculated:
Available funds
R$ 1,050.00
Funds to accumulate
R$ 750.00
Used in current pay period
R$ 152.50
Request Amount
9:41
Back
Available Wage
Available Wage
Select how much you want to withdraw:
R$ 1,050.00
R$ 20.00
R$ 1,000.00
Send to:
PicPay Benefits
Free
The amount will be available in your Saldo Livre for you to use anywhere thats accepts fisical and virtual Elo card.
PicPay Account
R$ 3.99
The amount will be available in your account to make withdrawals, investments and pay whatever you want.
Next
9:41
Back
Available Wage
Confirm information
Make sure all information is correct before proceeding:
Date and time
Nov/15/2022 at 14:32 pm
Requested amount
R$ 1,050.00
Advance fee
Free
Amount deducted from payroll
Earnings of Dec/22
R$ 1,050.00
Select the reason for the request
By confirming, I declare that I have read and agree with the Available Wage Conditions.
Confirm

Premium Account

Our Premium Account (PicPay MAIS), is a monthly subscription service that offers multiple benefits for consumers with special financial offers, such as CDBs with higher remuneration, wider range of credit cards (black and platinum) with higher limits and rewards, unlimited withdrawals, and savings on non-financial services, such as entertainment and streaming. This service also contemplates an account manager that provides personal support to these consumers when needed.

Buy Now Pay Later (BNPL)

Our Buy Now Pay Later product is provided by our third-party partners to recurring consumers with pre-approved credit offers, with us not assuming any credit or underwriting risk, focusing on smaller ticket items and lower installments. This product gives an additional credit limit to our consumers on the top of their already existing credit card limit. Initial use cases are for Pix payments, bill payments, and P2P payments, with further integration as a payment checkout method for online merchants.

The screenshot below exemplifies how consumers can choose the Buy Now Pay Later solution (PicPay Parcela) as a payment method when checking out a transaction in our digital wallet:

Underage Account

In 2023, we launched our underage account for individuals under eighteen years old, as part of our commitment to further include the Brazilian population in the financial system. Our mission is to minimize complexity and enable financial control and independence for millions of people from their early years. With the consent of their legal guardians, who must have an account registered on PicPay, children and teenagers may have access to a wide range of products and features within our ecosystem. Young individuals can carry out day-to-day payment transactions, whether through instant payments, such as Pix or P2P transactions, or through a debit card registered on file, for instance, to pay for a snack at the school cafeteria or saving money in their piggy banks for their high school graduation trip, or even to purchase their first car after getting their driver’s license.

Below we present some screenshots that exemplify the user-friendly interface we have designed to make it easy for young individuals to identify with and use our app on a daily basis, safely and without complications. This helps make such young individuals’ first encounter with finance more approachable and enjoyable:

9:41
Account Balance
R$ 1.234,56
Total Balance: R$ 16.534,56
See all money saved
Pix
Pull Funds
Check Statement
Cards
PicPay
Debit
Pix
Pull Funds
Check Statement
Cards
PicPay
Debit
Final 1234
Deactivate NFC
Change Password
Temporary Block
Money in Piggy Bank
Money in Piggy Bank
R$ 14.300,00
Earned in the month: R$ 2,34
Save now
Graduation Trip
R$ 2.300,00
College fund
R$ 4.000,00
My frist car
R$ 8.000,00
Create Piggy Bank

Financial Services

We offer the following products in our financial marketplace: personal loan, FGTS loan, auto-secured loan, public payroll loan, PicPay cards (credit, debit and secured cards), P2P lending, and insurance (digital wallet, cell phone, and life protection).

PicPay Card

In the second half of 2023, we launched our Mastercard Black and Platinum cards, offering more benefits and rewards to our consumers, such as cashback, access to VIP Lounges, global emergency assistance, concierge services, among others. Moreover, our primary cardholders can request additional cards for their spouse, children or parents, driving to higher activation and increasing spending by more than 20%. The additional cardholder is able to benefit from all the benefits of the primary cardholder account without any liability, which remains the responsibility of the primary cardholder.

In September 2023, our cards began to be accepted in wallets such as Apple and Google Pay, expanding our PicPay Card acceptance both online and offline.

We also recently launched our secured card, with credit limit backed by investments in Piggy Bank (Cofrinho). The credit card limit is managed by the consumers and the more the consumer has invested in their piggy bank, the higher the credit card limit is. This product is largely risk free from our perspective and boosts deposits in our ecosystem. Currently, there are more than 3 million secured cards already issued. Our plan is to scale our credit card portfolio faster in the second half of 2023, including secured cards.

We will start issuing unsecured credit cards for our prime cohorts (i.e. the cohorts that we believe are performing well), starting with a small limit approach that can gradually and steadily increase as the consumer pays their credit card bill.

Loans

We started offering personal loans in our app beginning in 2021, and later on offered FGTS loans, both underwritten by third party financial institutions, in the second half of 2022. Through our app, consumers can drawdown in advance up to 7 installments of their FGTS and, after validation, the amount is deposited into their PicPay account in approximately 2 minutes.

In February 2023, we acquired BX Blue, a digital marketplace focused on public payroll loans, positioning us in a new business of collateralized products and helping to further diversify our credit portfolio. Consumers can request a loan through the app in a quick and easy experience. They can also compare credit offerings from different financial institutions and choose which one delivers the best condition in terms of interest rates and maturity.

The figures below illustrate how consumers can apply for a public payroll loan through our app:

Back
Payroll Loan
Which one is your category?
Retiree or INSS pensioner
The money will be deposited into your benefit account within up to 2 business days.
Interest rates starting at 1.70% per month and installment plans of up to 84x
Federal Public Servant
Loan available within up to 2 business days.
Interest rates starting at 1.70% per month and installment plans of up to 84x
Go to My Loans
iOS
16:20 AM
100%
Back
To proceed, authorize the INSS query
When you tap continue, you electronically sign the AuthorizationAgreement and authorize PicPay Bank to access and collect your data from Dataprev.
Authorization Agreement
Continue
iOS
16:20 AM
100%
Back
Offer for you
Amount to receive
R$ 5,000.00
To pay in up to
24x R$ 255.46
Payment method
Deducted from the benefit
Monthly interest rate: 1.70%
Annual Percentage Rate: 20.2%
Total to pay with interest
R$ 6,131.04
Terms and Conditions
When you tap Apply, you declare that you agree to the APR and electronically sign the CCB
Apply

As we continue to diversify our credit offering, we launched an auto-secured loan, which is a personal loan that uses the consumer’s car as a collateral. Consumers can apply for a loan in up to 90% of the value of their vehicle and receive the amount in their PicPay wallets, amortizing the debt in up to 60 installments.

The screenshots below present our consumers’ journey when applying for an auto-secured loan in our app:

Insurance

We distribute insurance products from third-party partners in our financial marketplace, which include digital wallet insurance with additional protection for PicPay Card and Pix transactions, life insurance and cell phone insurance. In July 2023, we reached the mark of 1 million insurance policies issued to our consumer base. We expect to launch other types of insurance over time.

Data has a significant role in personalizing the insurance products offered as it helps us to design our solutions, adjusting coverage towards consumers’ reality. For instance, our Pix insurance coverage limit, which is an additional protection included in the digital wallet insurance, is based on the average value of transactions that the consumer makes with their wallet balance. In this way, we deliver a product that fits with consumers with affordable prices. The insurance acquisition and monitoring are conducted directly through PicPay’s app. Consumers can access their coverage, ask questions and also participate in the monthly giveaways offered by the insurer.

The screenshots below present the insurance products in our app:

Investments

We offer investment products such as CDBs with different maturity terms and interest rates, ranging from daily liquidity when invested in our Piggy Bank (Cofrinho), which yields 102% over CDI, to 3, 6, 12 or 24 months, yielding 103%, 105%, 110% and 114% over CDI, respectively. The amount invested in the Piggy Bank can be redeemed at any time, without losing the amount earned. Our Piggy Bank also serves as collateral for other products, such as the PicPay secured card, allowing for more financial options for our consumers. Since its inception, 4 million piggy banks have been created, totaling approximately R$2 billion in wallet balances held by consumers as of July 31, 2023. The screenshots below present the Piggy Bank product in our app:

Our consumers can also lend their extra money to corporations with attractive yields and low risk of default through our P2B lending product. Consumers can buy loan quotas and receive interest-bearing installments. Additionally, we expanded our investment offerings by introducing other fixed income products such as CDB’s from other financial institutions, LCI (Real Estate Credit Bill) and LCA (Agribusiness Letter of Credit) enabling our consumers to diversify their investment portfolio and equity and multimarket funds.

9:41
Back
PicPay Bank CDBs
Invest already knowing how much your money will yield. Ideal for those seeking security and low risk.
Balance available to invest: R$ 2,300.00
Short Term
Daily Liquidity CDB
115% over CDI
PicPay Bank
Withdrawal
Immediate
Invest from
R$ 10.00
Investing
R$ 1,000.00
You will redeem
R$ 1,082.09
More details
Invest
Long Term
1-year CDB
102% over CDI

9:41
Back
PicPay Bank CDBs
Invest already knowing how much your money will yield. Ideal for those seeking security and low risk.
Balance available to invest: R$ 2,300.00
Long Term
1-year CDB
102% over CDI
PicPay Bank
Withdrawal
At due date
(04/12/2024)
Invest from
R$ 10.00
Investing
R$ 1,000.00
You will redeem
R$ 1,082.09
More details
Invest
2-year CDB
102% over CDI
PicPay Bank
Withdrawal
At due date
Invest from
R$ 10.00

9:41
Back
1-year CDB
102% over CDI
Invest from
R$ 10.00
Due date
04/12/2024
Withdrawal
Only at maturity
Risk
Low
Issuer/Distributor/Custodian
PicPay Bank
Maximum Investment
R$ 1,000.00
Covered by the FGC (Credit Guarantee Fund) up to R$ 250,000
What is CDB and how does it work?
What are the taxes charged?
Invest

Non-Financial Services

We offer non-financial products and services to our consumer base, including digital goods, such as in-game credits, cellular phone recharge credits (top-ups), food delivery, ride-hailing, streaming, gift cards and transportation tickets and online shopping at PicPay Shop in app, allowing consumer to buy products and services from a wide range of affiliated online sellers like Amazon, AliExpress, Magazine Luiza, among others.

Businesses Ecosystem

Payment Solutions

We enable businesses to reach and acquire more consumers and deepen engagement with them by leveraging PicPay’s large consumer base and high consumer engagement and providing unique consumer insights. We offer digital and physical payment solutions to businesses, allowing them to facilitate checkout and payment processes on their websites or in-store. There are four primary ways that businesses can receive payments from consumers with PicPay, including (i) QR Code for offline transactions, through which consumers can scan a physical QR Code or a QR Code directly from the merchant’s PicPay digital wallet, (ii) in-app, via P2M, Pix or a payment link, (iii) e-commerce, with our payment checkout directly integrated with the consumers PicPay wallet, and (iv) POS terminals of third-party merchant acquirer partners such as Cielo, Rede and GetNet, among others, enabled to accept our QR Code at their point of sale.

In order to strengthen our two-sided platform, in the first half of 2023, we began the roll-out of our own merchant acquiring platform, allowing PicPay to operate as a full stack merchant acquirer in order to capture, process and settle all card transactions done inside the app, eliminating our need to rely on other acquirers and driving more cost efficiencies upfront.

Below is an illustration of PicPay as a payment checkout through QR Code and embedded in the Uber app:

Businesses can integrate PicPay e-commerce into their online store in a fast and simple way through our partners: Nuvemshop, Vtex, and Magento. We also offer anti-fraud solutions to businesses at no additional cost.

Financial Services

We currently offer a complete digital wallet for businesses, facilitating their day-to-day payments and banking transactions. We plan to expand our product portfolio for businesses, offering prepayment of receivables, working capital loans, and cards, and potentially offer additional financial and non-financial products embedded in our ecosystem like social features, financial marketplace and the PicPay Shop.

Non-Financial Services

PicPay Shop

The PicPay Shop is a marketplace that allows our businesses to offer a wide range of non-financial products and services to our consumer base, including: (i) digital goods, such as in-game credits, cellular phone recharge credits (top-ups), food delivery, ride-hailing, streaming, gift cards and transportation tickets, and (ii) online shopping in app or through our affiliate model that directs our consumers to our partners websites like Amazon, AliExpress, Shopee, Magazine Luiza, among others. The PicPay Shop allows sellers and partners to promote campaigns and discounts directly in app and consumers can also receive merchant funded cashback directly in their PicPay digital wallet. As of June 2023, taking into consideration the last twelve months, we generated more than R$1.5 billion of GMV at the PicPay Shop and we ended the first six months of 2023 with 249 active sellers on our platform.

The screenshots below illustrate the PicPay Shop open platform:

9:41
PicPay Shop
Search stores
Orders
BLACK FRIDAY
PicPay
NEW
Deals
Games
Gift cards
Stores with cashback
Coupons
Refer and earn
Invoice's cashback
More
Recommendations for you
20%
10%
5%
Amazon Brasil
Uber
Netshoes
Nike
iFood
Limited time deal
Ends at 10:23:45
Magazine Luiza
15% cashback
Home
Account
Pay
Notifications
Shop
Apollo
100%
Back
Gift cards
Xbox Series S/X
DOUBLE CASHBACK
Recommendations for you
10%
20%
5%
Xbox gift card
Netflix
Uber
iFood
Spotify
Explore all stores
All
Highest cashback
Categories
Nintendo
15% cashback
Free Fire
10% bonus
PlayStation
10% cashback
Outback
Netflix
Home
Account
Pay
Notifications
Shop
Apollo
100%
Back
Store Details
Amazon
Up to 10% cashback
Cashback by category:
Books
10%
Computers
8%
Beauty and Personal Care
5%
Show more
Information for you:
The store usually takes about 9 weeks to pay the cashback.
Pay as you want. Check out the available payment options in the store.
Activate cashback and shop now

Ads

In the third quarter of 2023, we launched an Ads vertical to help companies advertise their brand and product to the approximately 34 million quarterly active consumers in our ecosystem. Through our in-app display solutions and CRM channels (push, email, and SMS), we help our businesses to reach a large and segmented audience. PicPay’s robust first-party data make it uniquely positioned to segment and target audiences according to multiple variables such as demography, behavior in-app, in-app journey, personal interests, lifestyle, and financial status, among others. This enables us to deliver contextual and relevant advertising to our consumers, generating superior results for our advertisers. As a newly launched product, we have already seen good traction with businesses interested in our inventory and segmentation, and great campaign results, such as reach on target, engagement rates, and traffic generation.

We plan to offer ads to allow merchants and brands to reach audiences based on consumer behavior and purchase history in order to drive actions such as shopping, watching and sharing content.

We plan to use AI and Open Finance data to create recommendation models to suggest products, offers and content on consumer interfaces. Our ads content is expected to include promoted recommendations and promoted branded content created by our partners, advertiser funded rewards, such as discounts, incentives and coupons integrated with consumer wallets, and monetized transactions, in which audiences are given financial incentives to watch, click or share promoted content.

The screenshot below provides an example of advertising in our app:

11:59
5G
Search
PicPay Benefits
Total Balance
Balances
EM ATÉ 12X
PARCELADO
PIX
QR Payment
Pay bill
Pay a person
Anticipate Salary
Loan
Invest
More Options
Suggestions for you
Fines and IPVA
Pay in PoS
Luis Felipe Juliao
Clube do Jacare Eireli
Iracema Rodrigues
R$ 200 MILLION!!!!
Last chance to participate. Raffle this Saturday
Lotofácil da independência
Pay everything in credit card installments
Home
Wallet
Pay
Notifications
Shop
11:59
5G
Notifications
Settings
Last chance to participate. This Saturday!
Lotofácil da independência
200 milhões
Yay! You've received a transfer in your Salary Account. Enjoy!
Today at 7:46 a.m.
Benefits: purchase approved. Purchase of R$ 92.95 made in ALMANARA RESTAURANTES, with Meal Balance.
Yesterday at 1:55 p.m.
Benefits: purchase approved. Purchase of R$ 98.28 made in PANIFICADORA JULIET, with Meal Balance.
09/02/2023 at 12:48 p.m.
Benefits: purchase approved. Purchase of R$ 59.00 made in PICPAY *FlipWashCondo, with Meal Balance.
09/01/2023 at 6:09 p.m.
Benefits: purchase approved. Purchase of R$ 65.70 made in OLGA RI VILA OLIMPIA, with Meal Balance.
09/01/2023 at 12:25 p.m.
Benefits: purchase approved. Purchase of R$ 57.00 made in NATURELLA, with Meal Balance.
09/01/2023 at 08:01 a.m.
Benefits: purchase approved. Purchase of R$ 13.40 made in PICPAY *RockafeAtlasO, with Meal Balance.
08/31/2023 at 09:42 a.m.
Hey, almost done to complete your purchase in MEGALOTERIAS. Tap here and conclude the payment of order 3356314
08/30/2023 at 3:17 p.m.
Home
Wallet
Pay
Notifications
Shop
12:00
5G
Close
PicPay
Independence Lottery
Last chance to bet this next Saturday
R$ 200 milhões
Faça seu jogo
By making your bet with PicPay now, you ensure
15% of cashback (for recurring customers)
25% of cashback (for new customers)
Raffle on this Saturday!
Bet now
Offer valid from 01/08/2023 to 09/09/2023, only for payments with PicPay. The cashback is 25% for the first purchase within the Mega Loterias partner and 15% for subsequent ones. Limited to R$ 100.00 per user during the promotion period. The offer does not apply to Pix payments or payment of bills. Transactions made using the physical credit card 'PicPay Card' or the virtual card number 'PicPay Card' will not be eligible

B2B Platform

In August, we launched PicMarket, a full digital B2B marketplace that connects the industry to small and medium sized retailers, facilitating the everyday order and sale of products. Through our platform, retailers are able to check all available products, with prices and discounts in real time and are also able to order 24 hours a day and schedule and manage delivery dates at their convenience directly through the platform.

We aim to be the largest ecosystem between industries and small and medium retailers, turning the sale, order and distribution process fully digital, and also cross sell payments (PicPay checkout and acquiring) and financial services (working capital, PicPay corporate credit card) through the PicPay ecosystem.

PicMarket started its operations with Seara, one of the largest food companies in Brazil and part of the J&F Group, and is expected to roll out to other relevant brands and diversify its coverage to a larger number of industries from several segments.

Below we present some screenshots exemplifying businesses journey through PicMarket from selecting products in recommend shopping lists to choosing delivery date and payment method:

PicMarket
10
Search in Seara store
#tánacara que Seara
é o melhor para seu negócio
Find your ideal cart
Itens you usually buy
Welcome to Seara Store
Explore by category
Frozen appetizers
Delicatessen meat
Prepared meals
Frozen burgers
PicMarket
10
Search in Seara store
Promotions
Relevance
Filter
Smoked Bologna - Seara Gourmet
10 units each pack
R$ 250,00 / pk
R$ 25,00 / Kg
Add to cart
Cooked Ham Seara
10 units each pack
R$ 250,00 / pk
R$ 25,00 / Kg
Add to cart
PicMarket
1 Personal info
Email
leandro.ramalho@acct.global
Name
Leandro Ramalho
Phone number
(XX)XXXX-XXXX
2 Delivery
Address:
Nome da rua, 160, Bairro - Cidade
SP 01001-001
Schedule your delivery:
out/22
Monday
out/23
Tuesday
out/24
Wednesday
out/25
Thrusday

Direct Message

Connecting people has been a part of our DNA since our inception in 2012. In 2013, we launched our P2P social payments platform. Since then, we have added other social features to our platform, including profiles, video, photo and audio messaging, and payments (P2P, P2M and bill split) directly from the direct messaging feature.

Our social platform is fully integrated with our financial and non-financial services offerings, which we believe helps us to gain valuable insights into consumer behavior, enhances our network effect, and increases our ability to cross-sell additional products, improving the performance of our revenue streams. Some examples of the integration between our social platform and services offerings are: (i) consumer support, being one of the main interfaces for client interactions, leveraging AI to solve issues and demands (ii) product and promotion, such as discounts offered by partners like Amazon at the PicPay Shop or our new Black PicPay credit card available; (ii) cross-sell of products and services into the ecosystem, such as offering an extended warranty insurance or a BNPL checkout to a consumer buying a TV on the PicPay Shop; (iv) connect our two-sided platform, like enabling a real time interaction between consumers and online and in-store businesses; (v) online or in-store businesses using the direct message to promote its catalog of products and sell directly through the messaging platform and (vi) daily market and investment content for our PicPay Invest consumers.

Below are some illustrations of global financial market news and product offerings via PicPay’s direct message feature:

As of June 30, 2023, we had 12 million active social consumers. In the quarter ended June 30, 2023, the average spend per consumer on our platform was 2.2 times higher among active social consumers as compared to other consumers. Also, in the quarter ended June 30, 2023, active social consumers transacted, on average, three times more than other consumers.

In 2023, we launched an account aggregator, a banking integration product that fully integrates consumers’ banking accounts via Open Finance. Consumers can pull funds from any other institution already connected to Open Finance within our app, allowing for greater flexibility. This product emphasizes a transactional user experience, with features such as cash-in, Pix, bill payments and investments available for consumers. When we compare the use of Open Finance between those consumers who have the account aggregator product and other consumers, there is an increase in the use and frequency of the app, in total payment volume (TPV) and in transactions. Most of those consumers access our app more than 10 times a month and transact on a monthly basis. Open Finance and its potential products and services are a significant avenue of growth and focus of our strategic decisions. Below is an illustration of how our account aggregator works:

Via Open Finance, we collect valuable data from consumers in compliance with applicable data protection laws such as (i) personal identification, improving KYC and onboarding process and helping to reduce account frauds; (ii) qualification, which includes consumer registration data, including professional information and relationship with the financial institution; (iii) financial services contracted with other financial institutions such as loans, enabling us to provide more financial and non-financial options at competitive rates; (iv) account information, data from wallet balances such as limits, transactions and savings; and (v) credit card information, transactional credit card data such as limits, transactions and invoices.

Open Finance is a relevant strategic pillar to increase our consumers’ principality as our consumers that have opted-in receive personalized shopping offers according to their spending behavior, have a higher likelihood of increasing their credit card limit, receive personalized and attractive offers for financial services such as loans, insurance, and investments, manage their financial life in a simple and easy way with our personal finance management feature, and pull funds from any other institution already connected to Open Finance within the app via our account aggregator feature.

Open Finance has proven itself to be an important tool to boost our business throughout our ecosystem. It also has been a significant part of our strategy of changing the “one size fits all” approach to a more personalized interaction with consumers. Through this technology, we are able to assertively promote tailored campaigns, offering products and services that really match with consumers’ needs and their financial lives. For example, using the information available through Open Finance, our latest salary portability campaign in April 2023 had a conversion lift as a result of the campaign of 208%, which represents the increase of results we achieved in the campaign when comparing the group of consumers that received our personalized communication versus the other group that has not received a personalized communication, as a result of the campaign, which was 130 percentage points higher than a previous campaign conducted with information available from Open Finance.

In June 2023, we promoted a campaign with the goal to encourage consumers to invest in our latest fixed income products, our CDBs with multiple maturity dates. We focused on consumers which received their salaries at PicPay or at another banking account connected with our Open Finance through the Account Aggregator. It represented a conversion lift of 270%.

With respect to loan products, we launched a campaign aimed to promote our FGTS loans in our financial marketplace in June 2023. Such campaign was targeted at consumers that carried out salary transactions and other benefits, indicating that these consumers had an employment relationship. We achieved a conversion lift of 163%.

Since the launch of our license to operate as a payment initiator institution, we have observed an increase in the number of consents received to authorize payments in our ecosystem through the Account Aggregator. In the chart below, we present our leadership in terms of consents in a accumulate basis from April 2023, when we activated payment initiation in the Account Aggregator, to the latest information provided by the Open Finance.org website in October 2023:

Payment Initiator Consents
(in thousands)
PicPay
866.0
Itaú
664.2
Mercado Pago
451.8
Bradesco
63.1
GerenciaNet
56.6
Banco do Brasil
42.9
Banco Inter
22.5
BTG Pactual
18.0
U4 Crypto IP
15.2
Sicredi
12.6
XP
10.0
Quanto Network
6.4
Sicoob
1.2
Hub Pagamenos
1.2
Votorantim
1.0
Nubank
0.4
Others
0.6

Our Approach to Product Development and Technology

Pioneering, evolution, and transformation are in our DNA.

Through innovative solutions, we believe we can transform people’s lives. Our products run on unique technology that combines proprietary platforms, built from scratch, and market-recognized solutions.

We created the first instant payments solution using QR Codes in Brazil, many years before the creation of Pix. We further evolved and simplified payments between people without the need of a bank account. Moreover, we democratized financial planning and promoted freedom for consumers to access their banking data, many years before Open Finance was created in Brazil, which is now part of the Brazilian Central Bank agenda.

Our Technology Platforms

Our approach is to develop solutions as platforms, enabling self-service with autonomy and governance, promoting reuse, availability, sharing of business capabilities, and automated resources provisioning.

Our platforms allow us to accelerate business and innovation and are present in all layers of our structure, including the main features described below.

Core Banking

Our core banking solution, developed from scratch to meet the needs of our millions of consumers, ensures the integrity, consistency, and traceability of financial transactions. Many types of transactions are processed through this solution, including Pix, which handles more than 20,000 payments every minute in connection with more than 49 million Pix keys registered on PicPay as of June 30, 2023, due to 100% availability, maintaining our ‘A’ level with the Brazilian Central Bank. In order to provide transparency regarding the Pix service, the Brazilian Central Bank publishes a Service Quality Index (IQS) on a monthly basis, which includes three main indicators such as complaint rate, availability index, and timeout index. It enables the Brazilian population to monitor the level of availability of the platforms provided by the Brazilian Central Bank, as well as the quality of services provided by financial and payment institutions.

Our central engine, built with cutting-edge technology, innovation, scalability and processing power, offers key features such as digital wallets, peer-to-peer payments, account earnings, card management, and payment gateway services.

Transactional Orchestrator

This platform orchestrates the entire financial transaction flow, integrating other product platforms, ensuring full control of transactions, regulatory requirements, scalability and transactional integrity, all within approximately one second.

Wallet Platform

Our wallet platform provides unique payments experience between people, with a response time of less than 60 milliseconds, allowing instant and secure payments.

Credit Platform

Our proprietary credit platform, combined with our algorithms and models, enables real-time analysis of multiple policies, seamlessly integrated online with different data providers, allowing for product offering interactions to consumers by allocating or removing credit limits. Our platform is able to make a decision in up to 3 seconds.

Fraud Prevention

We employ high-capacity authentication and authorization systems to handle tens of thousands of requests per second. We use proprietary algorithms across multiple layers to detect infected or maliciously behaving devices, and we are constantly improving our prevention models. Additionally, we integrate our platform with leading data providers in Brazil to ensure access to the most up-to-date information.

Merchant Acquiring Platform

Our platform combines different business capabilities for payment and business acceptance methods, including ecommerce, QR Code, POS, TEF, with the ability to process approximately 85 transactions per second. Our platform is integrated across various industry segments.

Real-Time Business Monitoring Platform

Our business processes and our consumer communication channels generate 6 billion events every day. We developed an event platform to track and monitor in real time everything that happens in our ecosystem, allowing us to anticipate and adapt to changes in consumer behavior and needs.

Machine Learning and Artificial Intelligence Platform

Our proprietary platform is capable of processing different types of machine learning models at high scale. Our algorithms allow rapid retraining and inference for continuous improvement of our products, as well as an autonomous approach for product teams in recommendation, credit risk, anti-fraud, in addition to the intensive use of generative AI in consumer service.

Our data lake grows by 23 terabytes, or “TB,” monthly. This growth corresponds to 2.7 petabytes, or “PB,” of data being processed every month, which is possible because we collect behavioral and transactional data from our consumers and products in an intelligent and efficient way. Currently, the volume of data stored in our data lake is approximately 5PB.

Highly scalable and low-cost platform

Our platform architecture allows us to scale and manage our business in an efficient and low-cost manner as we evolve and expand our ecosystem.

Our Technology Architecture

PicPay’s architecture is entirely cloud-based. Since our creation, we have been using cloud computing service platforms since 2012, being one of the first AWS consumers in Brazil.

Our unique technology processes more than 7 million transaction requests per minute, enabling 10 million payment transactions daily. We use microservices architecture, with small independent services performing specific functions, with autonomy and elasticity, allowing our business to scale according to demand, without wasting resources.

Our architecture allows features to be created through the combination of existing services, making it possible to launch a new product within 30 days.

There are more than 1,000 microservices powering our account management capabilities, credit offering, payment processing, financial planning, investments, insurance and several other features.

Our Technology Stack

We believe in the power of Open Source technology. Our stack is mostly composed of open, modern, and community-driven technologies, allowing flexibility for customization, with reduced costs and greater security due to public code review. Open Source is a code designed to be openly accessed by the public, so everyone can see it, modify it, and distribute it according to their needs.

The combination of our architecture, our engineers, our technology stack, our platforms, and installed capabilities enables us to operate the business efficiently, with low operating costs as the business expands.

Our Engineers

We have a highly capable software engineering team, which values excellence in quality, following industry best practices, and proficient in advanced and innovative technologies and methodologies.

Our professionals contribute to our Open-Source projects, supporting the software community worldwide. When we look at the main benchmark for performance assessment in software delivery, the DORA metrics, we are approximately 2,500 engineers, working in 275 squads, positioned at the highest classification level, conducting 85 deployments daily, with a lead time for changes below 2 days.

Our Consumer Service and Support

PicPay aims to be an intuitive and seamless multi-product platform for our consumers and whenever support is needed, we strive for a quality and resolution-focused experience. We seek individuals for our consumer service who are well-informed and passionate about serving. We have developed technology tools to enable our consumer service agents in order to provide clear and transparent solutions. Our consumer service tools are built with a primary focus on our consumers and agents’ user experience.

Our ecosystem is a constant source of feedback and innovation, based on clear service principles and our PicPay Lovers, a specialized team dedicated to excellence in service, who share a deep affinity with our brand, as described below.

Key Pillars of our Consumer Service

The PicPay Way

Our consumer service approach is based on eight principles consistent with our values and culture. Such fundamentals are not just words, but core principles for everyone who has direct contact with our consumers. They have been meticulously designed to enhance our ability to find effective solutions. These principles are:

•        Consumer Perspective.    For us, what guides us as to whether we are on the right track is our consumer’s perception of our services. To measure this, we use the Net Promoter Score, or “NPS,” methodology in every interaction with our consumers.

•        Resolution — Adding a spark on resolution effectiveness.    Our top priority is to resolve our consumer’s needs. To achieve this, we rely on tools, processes, and, most importantly, individuals who tirelessly seek solutions for our consumers.

•        Ownership.    We understand that we always have to find the best solution because if the consumer chose PicPay, the problem will be embraced and resolved by us, no matter where it came from.

•        Persistence.    We believe the consumer should never be left without options, we should always strive to assist them in every way, from simple guidance to solving problems.

•        Consumers are in charge — It is their preference.    Currently, we have the main consumer service channels for our consumers — phone, chat, social media, ombudsman, and key consumer service sites. No matter where they reach out to us, we will be ready to serve them and to solve their needs, with a vision of integrated and omnichannel use of our tools.

•        Content and form — Experts with a connection.    Connection is the link between empathy and technical knowledge. That’s why we invest continuously in training and improving our procedures. We have dedicated teams for building e-learning modules and creating intuitive procedures for our consumer service agents.

•        Continuous Progress — Every feedback is a route We are passionate about embracing the lessons we find in all our interactions with our consumers. We use them as levers for the continuous improvement of our processes and technologies.

•        Opportunity — One contact, one opportunity.    The sustainability of our business involves recognizing that when consumers reach out to us, it’s always a gift for us to evolve and to foster an even stronger connection with PicPay. This can range from providing financial education to guiding on which product from our portfolio will best serve them at that moment in their lives.

This mindset permeates throughout the entire consumer service chain, from building simple processes to the technology team, which strives to integrate solutions into our consumer service tools.

PicPay Lovers

Our PicPay Lovers are true experts who are passionate about consumer service. They serve as the direct link between our principles of humanity and the resolution that consumers seek from their very first contact. They are trained to operate as a united team with a common purpose, where processes and communication intertwine for continuous improvement.

Technological Integration

Our technology, represented by Herodash, is a robust governance tool that centralizes essential information for the application of our principles, ensuring that when consumers contact us, they receive an immediate diagnosis, reinforcing the autonomy of our front-line team. This experience is effectively integrated with our CRM tool (Zendesk Support), providing a comprehensive view of consumer service to support various contact channels, whether led by PicPay Lovers or automated processes.

Additionally, we also have the WikiPay platform, where all the processes and training materials that support our PicPay Lovers in addressing our consumers’ needs are stored.

Support and Continuous Improvement

To maintain and enhance our excellence in consumer service, we rely on a team of professionals specialized in process and quality, with expertise in several methodologies, including lean, agile and design thinking, for the precise identification of root causes and the implementation of effective actions. This leads to a continuous cycle of improvements in both our processes and our teams.

Continuous Innovation

Our team strives to test, innovate and create disruptive solutions, always aiming for the best consumer service. In the technology context, for example, we believe we are among the first to test and innovate consumer service using GenAI, new channels, and new solutions to accelerate user issue understanding and resolution. While managing people, we always encourage a mindset of improvement and innovation among the teams, seeking to reward PicPay Lovers who go above and beyond, excel in their service, and innovate in processes.

Our Approach to Risk Management

We believe we have a seasoned team within our credit operations, comprising professionals with substantial market experience who have held positions at various prominent national and international financial institutions. We have nearly 120 professionals devoted to three key areas: data and modeling, products and technology, and credit policies. This structure is designed to ensure agility in implementing credit process models and enabling technologies and offers control and speed in policy adjustments and decision-making.

The diagram below provides an overview of our organizational structure:

Data is at the core of our credit strategy to better understand our consumers, drive principality, and generate data for decision-making in a data-driven and data-centric culture. Our fundamentals are based on the level of knowledge we have about our consumers. We believe that the more we know about our consumers in terms of their income, equity, and overall financial habits, the greater our precision in credit policies will be. We have seven data-based products with quality and observability from the beginning to the end of the process in our personal loan business. Each Data Product synthesizes and consolidates all the data and tables of a credit product, ensuring organization and efficiency in data storage and access to their respective models.

Considering external data from the credit bureaus and the Brazilian Central Bank, we have access to more than 247 million data points per month. Considering internal data related to our digital wallet, we capture on average 5 million transactions per day, 219,000 transactions per hour, almost 4,000 transactions per minute and 61 transactions per second. Given that magnitude, we are able to access more than 100 million data points per day, which also enables us to shape our credit dynamics through 6 different credit models, embracing more than 8,000 data points per analysis, more than 170 variables in connection with behavior and application, more than 240 variables in the income model and more than 50 formulas to calculate all the information captured. Moreover, our models are 100% customized.

We have assumed an internal model, through which we model to estimate our consumers’ income. The model provides analysis for consumer base segmentation and for managing credit limits related to the acquisition of personal loans and credit cards by new consumers. Such model also helps to manage limits for existing consumers who already have access to credit products within our ecosystem. Below, we provide a non-exhaustive flowchart showing data sources that feed into our model:

Although income is an important variable to measure risk and to make credit decisions, it is not exhaustive when we assess information to grant credit to our consumers. We also have other models associated with credit risk and underwriting management. Our models take into account more than 180 million individuals tax-payer’s identification number in Brazil, dividing the analysis into two main groups: the first one encompasses over 50 million consumers registered on our platform, using our Behavior and Application models (where the first one analyzes the behavior of consumers who have credit products contracted and use them regularly, whether in personal loans or credit cards, and the second one considers the PicPay consumer base that has not yet contracted any type of credit). The second group conducts an analysis involving approximately 150 million people outside of our platform.

The chart below presents our full credit approval dynamics matrix:

As observed in the chart above, there is more opportunity attractiveness when we consider consumers that use PicPay as their primary financial services platform given the concentration of their financial activities within our ecosystem and our higher access to information regarding their transactional and credit behavior.

When we consider group A in the chart above, we are seeking to explore opportunities regardless of the level of knowledge about consumers, as we can access real tangible collateral that enables risk mitigation associated with granting new loans. At point B on the graph, consumers who will be charged through payroll are grouped. The high collection efficiency in these cases allows us a higher level of tolerance than in the other groups belonging to region C of the graph. Moving into region C of the matrix, we will initially explore opportunities for higher-quality credit with better KYC (Know Your Consumer) and lower collection difficulty (darker green point on the graph). Subsequently, we will explore credit opportunities in the next tier. The other lighter areas of the graph will be explored as we refine our low and grow strategy. In other words, as we advance in our policy of granting small credit limits to our consumer base for whom we have limited information. Based on their behavior and their collection difficulty, we will progressively gain more confidence in granting new loans and continue building a stronger track record for this type of consumer.

There is a significant opportunity when we take into consideration consumers who have given consent to plug their other banking accounts using our Open Finance platform through the Account Aggregator. Since the launching of Open Finance in our app, we have been able to create new variables in our credit models given the large pool of information available, which includes more than 900 features, and update our credit policies capturing more efficiency and credit quality to our portfolio. Other opportunities include the increase of our current eligible consumer base by more than 3 times, the expansion of the eligible groups to increase their credit limits, credit limit reduction for a smaller number of consumers, given the accuracy of the models and also a very customized treatment for lower-risk consumers.

We are enhancing the capacity of our credit engine to be scalable and capable of making accurate risk decisions swiftly. This allows us to customize offers and limits based on each consumer’s risk profile and the accuracy of our data and models.

Intellectual Property

Our intellectual property (such as copyrights, trademarks, patents, logos, domains, trade secrets, among others) is essential for us. We protect our intellectual property through: (1) the registration of such assets with public entities, establishing our proprietary rights; and (2) contractual clauses.

We hired an external law firm that constantly monitors our intellectual property cases on a global level. Any material infringement claim is relayed to our internal legal team and marketing areas to define a plan of action and strategy.

As of the date of this prospectus, we had the rights to use (i) 36 trademarks in Brazil and 5 trademarks in the United States of America (we also applied for the registration of additional trademarks in Brazil and in the United States); and (ii) 60 domains. We also use 5 domains owned by third parties, which are registered in Brazil and in the United States of America. Although these domains are registered in the names of third parties, we have rights to use them, and we have negotiated an agreement to acquire ownership of this intellectual property which is expected to be completed upon completion of this offering. We retain all rights of ownership and/or use of the intellectual property employed in its activities.

We enter into confidentiality agreements or establish contractual clauses that limit access and disclosure of sensitive information to its employees or third parties. Furthermore, these agreements also include clauses protecting our intellectual property rights. In the case of our consumers and consumers, our contract allows them a limited, non-transferable license for the use of certain of our intellectual property in accordance with our guidelines.

To mitigate any risk of unauthorized use of our intellectual property, our internal technology and commercial areas monitor the use of such rights by employees and third parties, for the adoption of any necessary measure, such as the imposition of contractual fines or the filing of lawsuits.

In addition, regarding the use of third-party intellectual property rights to carry out our activities (use of trademarks or software license), all use of such intellectual property rights is supported by contractual provisions, which establish the form and the limits of such use, which are continuously followed by us, reducing the risk of any challenge by third parties. To our knowledge, we have not been subject to any claim by third parties related to the misuse of their intellectual property.

Our Employees

As of June 30, 2023, December 31, 2022 and December 31, 2021, PicPay Brazil had 3,581, 3,454 and 3,598 employees, respectively. As of June 30, 2023, 2,907 of these employees were based in São Paulo and 674 were based in Vitória. PicPay Brazil also engages temporary employees and consultants as needed to support our operations.

The table below breaks down PicPay Brazil’s full-time personnel by function as of June 30, 2023:

Function	Number of Employees	% of Total
Management	4	0.11%
Technology+(1)	1,980	55.29%
Sales and Marketing	125	3.49%
Consumer Support	652	18.21%
General and Administrative	820	22.90%
Total	3,581	100.00%

____________

(1)      Includes data, technology, devOps, product, and design teams.

Our Culture

Alignment with our mission, values and beliefs has been crucial for the success of our employees, our business partners, our communities and our shareholders.

We adhere to seven values that guide our culture and way of being, as described below:

Ownership Attitude

We are committed to results, we possess in-depth knowledge of what we do, and have a holistic view. We act with determination, discipline, and are detail-oriented people. Hands-on, always striving to be the best at what we do and never give up. We are always available and set an example. We are indignant, don’t accept mediocrity, don’t stay silent or passive when we see something not working well or that could be improved. We are mindful regarding expenses and the saving of every penny. We are engaged with the organization’s culture.

Availability

We are approachable, accessible, and always available, without regard to day or hour, always ready and prioritizing work. We are open to the new, embrace change, and are motivated by new challenges.

Honesty

We are straightforward, sincere, truthful, and transparent in our relationships, always with respect, in a positive, inclusive, and welcoming approach. We do not hold back, we express our opinions even when we differ from others. We know how to say no.

Humbleness

We listen and take into consideration others’ opinions. We are not afraid to ask or admit not knowing something. We are not arrogant or vain and we are always respectful to others. We do not care about status or consider ourselves the sole owner of the truth. Prioritizes “we” over “I”.

Simplicity

We make things happen in a simple and practical way, we are hands-on, go straight to the point, simplify and streamline while respecting the rules.

Determination

We are resolute, deliver superior results, and keep our commitments. We makes things happen, seek alternatives for problems, and engage people towards a common goal. We have a sense of urgency, an ownership attitude, and never give up.

Discipline

We comply with our agreements, are punctual with time and commitments. We execute tasks in a disciplined manner. We are focused, pragmatic, optimize time, activities, and resources. We deliver results and we don’t make excuses.

J&F Institute

We are deeply committed to being a good corporate citizen and striving to give back to our society and community. Based on the strong integration between Company, School, Family, and Community, PicPay has a partnership with the J&F Institute, a Business Education Center, which exists to support educational companies committed to training young professionals capable of working in technology and becoming future leaders of these companies.

The institute aims to inspire, guide, and implement this proposal that combines the culture of learning and working in the country, betting on people’s growth as the driving force for the evolution of companies. The focus is to make education as the main strategy in the business progress and longevity.

Verticalizing education through two major areas of activity, the J&F Institute offers high-quality education completely free of charge — designed and provided for young individuals who, in addition to cognitive and emotional intelligence, also possess the will to make things happen, identify with the values of PicPay’s culture, and embody each one of them in their actions.

Furthermore, it also provides educational solutions for partnerships with public schools through training of teachers and managers, discretionary financial support, and a gamified platform for students. The partnership involves more than 170 public schools, where 89,000 students and 3,500 teachers receive support to improve the learning outcomes.

Currently, there are two primary initiatives within J&F Institute — Germinare Tech and Germinare Business.

Verticalization of Education
Elementary School 1
Elementary School 2
High School
Short Courses
J&F Institute
Support to Public Schools
COMMUNITY
Basic & Professional Education
Germinare BUSINESS
Train Businesses Owners
Germinare TECH
Train System Developers
Germinate VET
Train Veterinary Technicians
FAMILY

Germinare Tech

As an initiative of J&F Institute’s basic education branch, Germinare Tech is a vocational high school program with a mission to excel in training young systems developers and data analysts. Focused on results, this education program fosters innovation and a systemic perspective among our students, who demonstrate full alignment with our culture.

During the three years of study, students have the opportunity to work on more complex and visible company projects, guided and trained by more senior professionals. After their training period, students have the opportunity to work as developers or data analysts at PicPay. Until 2028, we project to have approximately 400 new young entrants.

We also participate in the J&F Institute’s “Family School” program, which was created to echo a culture that values families and instill confidence in students’ education. The project aims to emphasize and strengthen the role of the family in education, proposing personalized and ongoing contact with family members through scheduled and systemic appointments, including home visits and in-person meetings at the J&F Institute. The program is a reflection of the Institute’s commitment to increasingly high-quality comprehensive education.

Germinare Business

Germinare Business School is designed for students ranging from the 6th grade of elementary school to senior high school. It follows an educational model that simultaneously focuses on technical skills and academic content. At the beginning of high school, students, in addition to their academic responsibilities, also become interns in a work environment.

This pathway aims at shaping future business owners who join the company to not only experience corporate life but also contribute with new ideas, decisions, and the scope of a business leader. Furthermore, PicPay also has a core operations team in the investment market led by students.

Currently, we have 115 students in training, and we can already consider an additional 35 who will begin this business education journey in 2024. Approximately 98% of them secure employment in the group’s businesses.

These two pathways, Germinare Tech and Business, not only prioritize social impact but also align with the creation of our legacy of sustainability and future business and tech leaders as an educational company.

Our Facilities

Our corporate headquarters, which house our technology, sales, marketing, and business operations, are located in São Paulo in two different locations. One in Vila Leopoldina, comprising 9,125.0 square meters under a lease that expires in 2032, and another one located in Brooklin, comprises 3,689.9 square meters under a lease that expires in 2029. Our office located in Vitória, in the state of Espírito Santo, comprises 3,689.9 square meters under a lease that expires in 2029. We also have an office located in Brasília, in the Federal District, comprising 153.0 square meters under a lease that expires in 2026.

We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

Our Competition

We operate across a range of highly competitive and rapidly evolving industries. As a dual-sided financial services platform, we face competition from a variety of participants in Brazil, including financial institutions and payment companies. Our primary competitors for each of our strategic pillars are:

•        Digital Wallet:

•        paper-based transactions (principally cash);

•        banks and financial institutions in Brazil that provide traditional payment methods, particularly credit and debit cards and electronic bank transfers;

•        international and regional payment processing companies, such as PayPal, MercadoPago from MercadoLibre and PagBank;

•        other technology companies, including digital and mobile applications, that provide P2P, P2B and P2M electronic payment services in Brazil, and companies that offer the Pix instant payment system developed by the Brazilian Central Bank; and

•        other companies that offer corporate benefits, such as Flash, Caju, Alelo, VR, Ticket and Sodexo.

•        Financial Services:

•        traditional banks and other financial institutions in Brazil that accept retail deposits, provide credit and debit cards, loans and other financial products and services; and

•        other technology companies, including digital and mobile applications, that provide financial services in Brazil, such as Nu, Mercado Pago, Inter & Co and PagBank from PagSeguro.

•        Investments:

•        investment platforms and digital players that offer investment products, such as NuInvest, XP and Inter Invest.

•        PicPay Shop:

•        providers of digital and physical goods who offer their products through their own digital stores; and

•        other technology companies, including digital and mobile applications, that offer third party digital goods to consumers in Brazil, such as Meliuz, Nu and PagBank.

•        Payment Solutions:

•        merchant acquirers in Brazil, such as GetNet, Stone, PagBank, Rede, Mercado Pago and Cielo.

For information on risks relating to increased competition in our industry, see “Risk Factors — Risks Relating to Our Business and Industry — We operate across a range of highly competitive and rapidly evolving industries, and any inability to compete successfully would materially and adversely affect our business, results of operations, financial condition, and future prospects.”

Research and Development

Our research and development focuses on developing an integrated suite of advanced technologies designed to provide differentiated capabilities and seamless client experiences in a more secure, all-in-one environment. We are able to develop, host and deploy our own solutions, conduct a broad range of transactions seamlessly across in-store, online and mobile channels and optimize our client support functions — all in a fully digital, fully integrated, and holistic manner.

Legal Proceedings

We are, and may be from time to time, involved in disputes that arise in the ordinary course of our business. Claims against us can be time-consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources.

In particular, we are subject to a number of judicial and administrative proceedings in the Brazilian court systems, including civil, labor and tax law claims and other proceedings. We recognize provisions for legal proceedings in our financial statements when (i) it is probable that an outflow of resources will be required to settle the obligation, and (ii) a reliable estimate can be made of the amount of the obligation. The assessment by our management of the likelihood of loss includes analysis by outside counsel of available evidence, the hierarchy of laws, available case law and recent court rulings and their relevance in the Brazilian legal system. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments, our management considers the opinions of our external legal advisors.

As of December 31, 2022, we recorded total provisions of R$6.9 million in our audited consolidated financial statements in connection with legal proceedings. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Risk Factors — Risks Relating to Legal and Regulatory Matters — The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.”

Civil Matters

In general, the civil claims to which we are a party generally relate to consumer claims, where consumers claim compensation, moral and/or material damages, among other claims. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition. As of December 31, 2022, we recorded aggregate provisions of R$3.9 million in connection with civil proceedings for which the likelihood of loss was probable.

PicPay Brazil, one of our Brazilian subsidiaries, is a defendant in a lawsuit filed by plaintiffs that claim to have entered into an agreement in 2013 with two other individual defendants, who allegedly granted them a call option for shares of a certain entity, exercisable if certain conditions were met. According to the plaintiffs, the exercise of the call option was blocked by the individual defendants. In June 2022, the plaintiffs filed this lawsuit asking the court (i) to order the individual defendants to sell 7.5% of the total share capital of such entity to the plaintiffs, which allegedly was succeeded by our subsidiary; or (ii) alternatively, hold the defendants liable for losses allegedly arising from the individual defendants’ breach of the call option, in an aggregate amount equivalent to the difference between the amount that plaintiffs would be required to pay for the shares and their current market value. On May 17, 2023, the lawsuit was dismissed by the trial court, which recognized that (i) our subsidiary should not have been named in this litigation, as it was not a party to the alleged call option, and (ii) the alleged breach of the call option by the individual defendants was time barred, so the court did not consider the merits of this claim. The plaintiffs have appealed the trial court’s decision, which appeal is pending. Our advisors indicated that the risk of loss of this lawsuit is remote.

Labor Matters

In general, the labor claims to which we are a party were filed by former employees or third-party employees seeking our joint and/or subsidiary liability for the acts of our suppliers and service providers. The principal claims involved in these labor suits relate to overtime, salary equalization termination fees, and indemnities based on Brazilian labor laws. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition. As of December 31, 2022, we recorded aggregate provisions of R$3.0 million in connection with labor proceedings for which the likelihood of loss was probable.

Tax and Social Security Matters

As of December 31, 2022, we were not party to any tax and social security proceedings for which the likelihood of loss was probable. Accordingly, we did not record any provisions in connection with these proceedings.

Industry Overview

Our Market

Overview

Brazil is a large and dynamic region with a total population of 203.1 million people as of December 31, 2022, and GDP of R$9.9 trillion in 2022 according to IBGE. Despite the size of its economy, and the relatively high penetration rate of internet and mobile connectivity, Brazil remains significantly underpenetrated with respect to financial services compared to developed economies, as demonstrated by the relatively low adoption of credit cards and the relatively low levels of household and corporate debt.

Our Opportunity

Payments

Consumers

As of 2021, less than half of Brazilians possessed a credit card, and only 36% used their card as payment medium for their daily financial transactions. In comparison, in the United States, 67% of the adult population had credit cards, and within this group, 62% used them to make payments daily.

Penetration of Credit Card and Credit Card Usage among adult population(%, 2021).

____________

Source: The Global Findex Database, 2021.

According to Euromonitor, it is expected that the value of credit card transactions for individuals will experience a CAGR of 10.6% between 2023 and 2027, totaling R$3.2 trillion. Looking at the total value of transactions involving debit cards, credit cards, and prepaid cards for individuals, it is estimated that the market will reach R$4.3 trillion in 2027, representing a CAGR of 6.4% between 2023 and 2027.

Card Transactions in Brazil (R$ billion), 2019 – 2027

____________

Source: Euromonitor International Limited, Consumer Finance, 2024 Edition, Retail Value RSP, Local Currency, Current Prices, Historic 2019 – 2022, Forecast 2023 – 2027.

The use of digital wallets in Brazil is also set to increase significantly, fueled by the rapid growth of mobile payments. According to Euromonitor, between 2023 and 2027, mobile proximity payments in Brazil are expected to grow at a CAGR of 43% to reach R$120 billion, outpacing the performance of other countries in Latin America, such as Chile, Colombia and Mexico, between 2023 – 2027.

Mobile Payments in Brazil (R$ billion), 2019 – 2027.

____________

Source: Euromonitor International Limited, Consumer Finance, 2024 Edition, Retail Value RSP, Local Currency, Current Prices, Historic 2019 – 2022, Forecast 2023 – 2027.

Businesses

According to SEBRAE (“Portal do Empreendedor”) and Brazil’s Internal Revenue Services (“Receita Federal”), there were 14.8 million micro-merchants (“MEIs”) in the country by the end of 2022. Based on the latest Annual Social Information Report (“RAIS”), as of December 2021, there were 3.8 million SMEs in the country. Considering individuals self-employed in the informal economy, according to IBGE’s PNAD, as of December 2022, there were 18.6 million individuals in the country. This implies a total addressable market of around 37.2 million potential businesses that can adopt our payment acceptance solutions and our credit products for their day-to-day operations. In terms of revenue, based on the Company’s internal estimates, total revenues from acquiring services totaled R$19.6 billion in 2022, representing a CAGR of 16% when compared to 2019. Credit cards represent 68% of the total, given the higher merchant discount rates (“MDRs”) charged for credit transactions.

Estimated Revenue Pool for Merchant Acquiring Services in Brazil (R$ billion, %) — 2019 – 2022.

____________

Source: Brazilian Central Bank. Net revenues = Total TPV * Net MDR (Merchant Discount Rates — Interchange Fees).

Credit

Consumers

Brazil also demonstrates a low level of household debt, accounting for 35% of its GDP as of December 2022, in contrast to developed countries such as the United States (at 74%) and the United Kingdom (at 83%), based on the International Monetary Fund (IMF). Brazil’s household debt level is also lower than some emerging markets such as Chile, which reported a debt ratio of 47%. The recent pandemic and rise in the cost-of-living has driven Brazilian families to rely on credit sources not only for significant expenses like housing and vehicles but also for day-to-day living costs, including short-term purchases such as groceries, clothing, and medicines, which underscores the significance of products like credit cards and personal loans. Nonetheless, incumbent banks in Brazil have only focused on the affluent segments of the population, and the credit market in Brazil is mainly concentrated in a few institutions. For example, over 70% of all payroll-deducted personal loans were granted by five banks in 2022. We view the Open Banking initiative created by the Brazilian Central Bank in 2021 as a positive development which allows consumers to share their data with banks and financial technology companies and get better access to financial services, as well as lower borrowing costs.

The outstanding volume of non-earmarked household credit in Brazil reached a total value of R$1.8 trillion in 2022, reflecting a CAGR of 16.9% between 2019 and 2022, according to information provided by the Brazilian Central Bank. Non-earmarked credit operations correspond to loans and financing contracts made entirely at the discretion of the financial institutions and agreed with interest rates freely negotiated between financial institutions and borrowers, as opposed to those loans and financings as a result of regulatory requirements or under specific government programs with defined interest rates.

Household non-earmarked credit outstanding — Brazil (R$ billion) — 2019 – 2022.

____________

Source: Brazilian Central Bank, 2022. Current Prices. Other are the aggregating of: Overdraft, Personal credit — renegotiation, Vehicles and other goods financing, Vehicles and other goods leasing, discount of checks and other non-earmarked credit instruments.

In the chart below, we present an evolution of total estimated net interest income per credit product for consumers based on a proxy considering information from the Cost of Credit Index (ICC) provided by the Brazilian Central Bank. We observe a CAGR of 11% from 2019 to 2022, mainly driven by increased revolving credit card interest rates and non-payroll deductible personal loans. We also highlight the expansion of 24% from 2021 to 2022, which was a result from the increase of interest revenues coming from the same products.

Estimated Credit Net Interest Income for Consumers’ Products (R$ billion) — 2019 – 2022.

____________

Source: Brazilian Central Bank and Company’s internal estimates. Methodology: Average Monthly Interest Rates times the portfolio balance (excluding delinquency) minus cost of funding (difference between average interest rate and spread provided by ICC).

Businesses

Similar to the consumer credit market, incumbent banks also focus on providing credit to affluent corporate segments. In 2022, 41% of the credit portfolio was in large corporations, down from 49% in 2019, according to the Brazilian Central Bank. Regarding the profile of borrowers, it is notable that medium-sized and large companies account for 67% of the market in 2022, while micro companies only have 8% in the same year, based on information provided by the Brazilian Central Bank. The evidence points to the need for alternative credit sources for smaller businesses in Brazil.

Breakdown of the non-financial corporations non-earmarked credit by size (%) — 2019 – 2022.

Unavailable
Large
Medium
Micro
Small
13%
36%
31%
6%
15%
2%
38%
33%
7%
21%
2%
36%
34%
6%
21%
2%
33%
34%
8%
23%
2019
2020
2021
2022

____________

Source: Brazilian Central Bank, 2022.

The outstanding volume of non-earmarked corporate credit in Brazil reached a total value of R$1.4 trillion in December 2022, reflecting a CAGR of 17% between 2019 and 2022, as reported by the Brazilian Central Bank.

Non-financial Corporations — Non-earmarked credit outstanding — Brazil (R$ billion). 2019 – 2023.

____________

Source: Brazilian Central Bank, 2023, Current Prices. Others are the aggregation of: Discount of trade bills, Discount of checks, Guaranteed overdraft accounts, Overdraft, Vehicles and other goods financing, Vehicles and other goods leasing, Vendor, Compror, Advances on exchange contracts, Imports financing, Exports financing, Foreign on lendings, Other non-earmarked credit instruments.

Trends in Our Favor

Large and Growing Mobile Penetration

Brazil has a high mobile penetration when compared to the rest of Latin America and is almost equivalent to developed Western countries. According to Euromonitor, 92% of Brazilian households possessed at least one smartphone in 2022 and, during the same period, 88% used a mobile phone to access the internet. Such use was even higher than the United States (75%) and almost the same level compared to the United Kingdom (89%) in 2022.

Digital landscape indicators in Brazil and other countries (%, 2022).

____________

Source: Euromonitor International Limited, Economies and Consumers, 2023 Edition.

According to Data.ai for 2022, Brazil is the second country in the world in terms of average hours spent on mobile per user per day. In December 2022, the Brazilian population spent on average 5.3 hours per day, which represents 29% growth when compared to the pre-pandemic period in 2019. Brazil displays Much higher usage ahead of the United States (4.4 hours per user/day) and other European countries such as the United Kingdom (4.2 hours per user/day), France (3.9 hours per user/day) and Germany (3.6 hours per user/day).

Average Hour Spent on Mobile Per Day Per User (%, 2022).

____________

Source data.ai Intelligence, 2022. Note: Considering Android phones.

Favorable Regulatory Initiatives

The Brazilian government is committed to fostering greater innovation in the financial industry and has introduced various regulatory changes that have provided significant tailwinds, as listed below:

Pix Instant Payments

One of the key drivers contributing to the growth of mobile payments is Pix, an instant payments system that was created and launched by the Brazilian Central Bank in 2020, with the purpose of fostering digital financial inclusion among the Brazilian population, providing rails that make money transfers easier and frictionless. Since its launch, Pix has grown rapidly and is now the most used payment method in Brazil, reaching 29% of all transactions displacing other forms of payments such as credit and debit.

Building upon the initial success, additional features were subsequently launched on top of Pix to offer more choices for consumers such as Pix Credit which has been instrumental to usage of our digital wallet. Consumers can use their credit card to fund a Pix transaction at places that usually do not accept credit, such as restaurants and gas stations. Moreover, merchants who choose to receive payments through Pix receive payments instantaneously and hence are willing to offer discounts since it does not involve any acceptance costs compared to traditional payment methods. This is highly accretive for our business, as evidenced by Pix Credit total payment volume more than doubling in the first six months of 2023 when compared to the corresponding period one year ago (for further details, refer to the Management Discussion and Analysis section). Other current and upcoming features include “Pix Saque” (or Pix Withdraw, Pix as an instrument to facilitate cash withdrawal through commercial establishments), “Pix Troco” (or Pix Change, allows consumers to receive cash as change from a digital payment), and “Pix Garantido” (or Pix Guaranteed, a buy now pay later solution), “Pix Automático” (or Pix Automatic, aimed to facilitate recurring payments through Pix in an automatic way through previous authorization from payers), “Pix Internacional” (individuals will be able to conduct Pix transactions overseas) to be launched from 2024 onwards.

According to information provided by the ACI Worldwide’s Real-Time Payments Report for 2022, Brazil is the second largest real-time payment adopter globally, only behind India, which accounted for 46% and launched the UPI System (Unified Payments Interface) in 2016. It is also important to highlight that, according to ACI Worldwide’s data, Brazil presented the third fastest growing real-time payments market in 2022, with an annual expansion of 228.9%.

Additionally, in terms of real-time payment transactions per head per month, according to ACI Worldwide’s data, Brazil will be the second largest player until the end of 2027, reaching 51.8 transactions per head per month, only behind Bahrain, which is expected to present 83.3 transactions and has a drastically lower number of citizens when compared to Brazil. The graphs below illustrate both 2022 and 2027 expected Top Ten largest players.

Real-Time Payment Transactions per Head per Month (THPM), 2022 – 2027.

____________

Source ACI Worldwide’s data, 2022.

To emphasize the estimated scenario for 2027, we illustrate below the estimates for the growth of real-time payments in terms of volume from 2022 to 2027. We highlight that, according to ACI Worldwide’s data, Brazil will present the highest growth compared not only with the Latin America region but also with other regions around the world. Regarding Latin America, the growth is expected due to the presence of Brazil, Peru, Argentina, and Colombia in the Top 10 growth markets globally.

Real-Time Payments Volume per Region (# transactions, in billion).

Brazil's CAGR:
+30.7%
Higher than LatAm and other regions around the world
+21.2%
249
96
+14.1%
328
49
+29.3%
120
33
111
29
+21.0%
34
13
+27.3%
13
4
Middle East, Africa and South Asia
Asia Pacific
Latin America
Europe
North America
2022
2027
Brazil
CAGR

____________

Source ACI Worldwide’s data, 2022.

Below we present an evolution from 2015 to 2027 (estimated) of the real-time payment’s representativeness in overall non-paper-based transactions, according to ACI Worldwide’s data. As we can observe, Brazilian real-time payments will represent 64% in terms of volume in 2027, a way ahead from all countries compared in the analysis, such as Mexico (35%), Chile (20%), Peru (18%), U.K. (14%), Colombia (5%) and the United States (4%).

Real-Time Payments Volume and its Share in Overall Non-Paper-Based Transactions, 2015-2027F (% of total electronic payment transactions volume)

____________

Source ACI Worldwide’s data, 2022.

Open Finance

Open Finance is an initiative aimed at increasing competition and innovation in the financial sector by allowing consumers to securely share their financial data with other financial institutions. Introduced in 2020 by the Brazilian government, Open Finance holds the potential for a range of benefits, such as greater choice of financial products, more competitive interest rates, and a more personalized financial experience.

Here are some of the milestones in the evolution of Open Finance in Brazil:

•        Regulation.    The Brazilian Central Bank has played a key role in promoting Open Finance by establishing guidelines and regulations to ensure the security and privacy of consumer data. In 2020, the Brazilian Central Bank introduced a gradual implementation schedule for Open Finance.

•        Initial Phases:    In 2021, the initial phases of Open Finance in Brazil began to be implemented. This included the possibility of sharing information about accounts, credit cards, and loans between financial institutions, provided the consumer authorized it. In this stage, all incumbents started to offer Open Banking features to their consumers.

•        Potential Benefits:    Open Finance has the potential to offer Brazilian consumers a range of benefits, such as greater choice of financial products, more competitive interest rates, and a more personalized financial experience.

One of the key initiatives from Open Finance is the Payment Initiation Service Provider, which allows third-party providers to initiate payments on behalf of consumers, making it easier for them to transfer funds and make payments using different financial providers without having to switch between different mobile apps and bank accounts, reducing time and friction (for further details, refer to Account Aggregator in the Business Overview section). We started operating as a payment initiator in February 2023, providing Pix transactions from other financial institutions through our account aggregator. We observe that transactions initiated by PicPay are growing, allowing us to capture new possibilities to increase the overall expenditure across financial and non-financial products and services offered through our open platform.

The development of Open Finance in Brazil handstand walking with a substantial increase in the number of bank accounts per individual. According to data provided by the Brazilian Central Bank, the average number of banking relationships (or bank accounts) per individual in the country presented a CAGR of 10% in the last ten years, from 2.1 per individual to 5.4 as of December 31, 2022.

Average Banking relationships per individual in Brazil (2012 – 2022)

____________

Source Brazilian Central Bank, 2022.

The expansion shown above can be explained by a change in the individuals’ behavior, especially after the pandemic back in 2020, when population started to search for digital platforms to have a better consumer experience, a larger access to financial services and other tools to manage their finances, such as personal finance management (“PFM”) features and payment initiation. Following this changing environment, we positioned ourselves as an open platform prepared to provide any financial product or service for consumers’ daily financial lives. Through our open platform, we enable consumers to register any credit card on file from any financial institution and we also built a robust portfolio of financial products, such as loan products, through our financial marketplace. We understand that, given the level of banking penetration, which comprehends, according to data provided by The Global Findex for 2021, 84% of the Brazilian adult population. It is fundamental to differentiate from other financial institutions by providing the best consumer experience, and the most diversified product stack embracing from day-to-day payment solutions to most sophisticated offerings, such as loans and investment products.

According to the Brazilian Central Bank, Open Finance allows for the possibility for consumers of financial products to share their information between different institutions authorized by the Brazilian Central Bank. It also enables consumers to transact from different platforms and not just through the bank’s app or internet banking in a safer, easier and convenient way. Open Finance has enabled a more competitive scenario, where participant institutions can access financial information and offer products and services to consumers of their competitors which will benefit the consumer who will be able to obtain advantageous conditions.

Open Finance has been one of our key strategic pillars and main focus since the acquisition of Guiabolso in 2021. Guiabolso was the forerunner of Open Banking in Brazil and provided a complete platform that aimed to facilitate and improve people’s financial management by organizing their budget, coordinating payments schedule, expense categorization, offering financial products, and allowing them to make instant and free transfers at any day and time.

PicPay fully incorporated the operation of Guiabolso in 2022 and, since then, we have been leveraging Open Finance initiatives within all the business units of our ecosystem, improving our product offering across our digital wallet, financial marketplace, investments, services, and financial and non-financial solutions for businesses. Moreover, we launched our PFM (personal financial management) feature in October 2022 and started operating as a payment initiator in February 2023, allowing our consumers to pull funds from any bank account they have domicile directly from their PicPay account, adding another frictionless way to cash-in.

Since we adhered to phase 2 of Open Finance in October 2022, we have received approximately 4 million unique consents from consumers, which means consumers that opted in to share their financial information from other institutions with PicPay, as of July 31, 2023. We are the third largest player in terms of market share of unique consents received with 11.3%, ahead of Santander, Banco do Brasil, Bradesco, Mercado Pago and Caixa Econômica, according to data provided by the Brazilian Central Bank.

Open Finance is a relevant strategic pillar to increase our consumers’ principality as our consumers that have opted-in receive personalized shopping offers according to their spending behavior, have a higher likelihood of increasing their credit card limit, receive personalized and attractive offers for financial services such as loans, insurance, and investments, manage their financial life in a simple and easy way with our personal finance management feature, and pull funds from any other institution already connected to Open Finance within the app via our account aggregator feature.

Open Finance has proven itself to be an important tool to boost our business throughout our ecosystem. It also has been a significant part of our strategy of changing the “one size fits all” approach to a more personalized interaction with consumers. Through this technology, we are able to assertively promote tailored campaigns, offering products and services that really match with consumers’ needs and their financial lives. For example, using the information available through Open Finance, our latest salary portability campaign in April 2023 had a conversion lift as a result of the campaign of 208%, which represents the increase of results we achieved in the campaign when comparing the group of consumers that received our personalized communication versus the other group that has not received a personalized communication, as a result of the campaign, which was 130 percentage points higher than a previous campaign conducted with information available from Open Finance.

In June 2023, we promoted a campaign with the goal to encourage consumers to invest in our latest fixed income products, our CDBs with multiple maturity dates. We focused on consumers which received their salaries at PicPay or at another banking account connected with our Open Finance through the Account Aggregator. It represented a conversion lift of 270%.

With respect to loan products, we launched a campaign aimed to promote our FGTS loans in our financial marketplace in June 2023. Such campaign was targeted at consumers that carried out salary transactions and other benefits, indicating that these consumers had an employment relationship. We achieved a conversion lift of 163%.

Since the launch of our license to operate as a payment initiator institution, we have observed an increase in the number of consents received to authorize payments in our ecosystem through the Account Aggregator. In the chart below, we present our leadership in terms of consents in a accumulate basis from April 2023, when we activated payment initiation in the Account Aggregator, to the latest information provided by the Open Finance.org website in October 2023:

Payment Initiator Consents
(in thousands)
PicPay 866.0
Itaú 664.2
Mercado Pago 451.8
Bradesco 63.1
GerenciaNet 56.6
Banco do Brasil 42.9
Banco Inter 22.5
BTG Pactual 18.0
U4 Crypto IP 15.2
Sicredi 12.6
XP 10.0
Quanto Network 6.4
Sicoob 1.2
Hub Pagamenos 1.2
Votorantim 1.0
Nubank 0.4
Others 0.6

Regulatory Overview

Our Regulatory Position

Our business is subject to a number of laws and regulations that affect payment schemes and payment institutions, many of which are still evolving and could be interpreted in ways that could harm our business. While it is difficult to fully ascertain the extent to which new legal developments will affect our business, there has been a trend towards increased consumer and data privacy protection. General business regulations and laws, or those specifically governing payment institutions, may be interpreted and applied in a manner that may place restrictions on the conduct of our business.

Four of our subsidiaries in Brazil, PicPay Instituição de Pagamento S.A., or “PicPay Brazil,” PicPay Bank — Banco Múltiplo S.A., or “PicPay Bank,” PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda., or “PicPay Invest,” and Crednovo Sociedade de Empréstimo entre Pessoas S.A., or “Crednovo,” perform activities that are subject to Brazilian regulation enacted by the Brazilian Central Bank (Banco Central do Brasil), or “BCB,” by the Brazilian National Monetary Council (Conselho Monetário Nacional), or the “CMN” and/or by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or the “CVM,” as applicable, and have obtained authorizations from the Brazilian Central Bank to operate, as follows:

•        PicPay Brazil is authorized by the Brazilian Central Bank to operate as a payment institution (instituição de pagamento) in the capacities of: (1) issuer of electronic currency (emissor de moeda eletrônica), (2) issuer of postpaid payment instruments (emissor de instrumento de pagamento pós-pago) and (3) acquirer (credenciador);

•        PicPay Bank is authorized by the Brazilian Central Bank to operate as a multi-purpose bank (banco múltiplo), with authorization to perform both commercial and credit, financing and investment activities, as well as to carry out transactions in the foreign exchange market;

•        PicPay Invest is authorized by the Brazilian Central Bank to operate as a securities dealership firm (sociedade distribuidora de títulos e valores mobiliários), or “DTVM,” performing the activities provided by CMN Resolution No. 5,008, of March 24, 2022, as amended, or “CMN Resolution 5,008/2022.” In addition, PicPay Invest is authorized by the CVM to perform securities custodian services (custodiante de valores mobiliários) and fiduciary administration and trustee (administrador fiduciário de carteira de valores mobiliários) activities; and

•        Crednovo is authorized by the Brazilian Central Bank to operate as a P2P lending fintech company (sociedade de empréstimo entre pessoas), or “SEP,” intermediating credit operations between lenders and borrowers.

Our main subsidiaries in Brazil are subject to extensive regulation. We offer various payment, financial and capital markets services and we perform activities related to credit, payments, digital accounts, brokerage services and portfolio management.

Regulation Applicable to the Brazilian Payment System

General Rules

The activities developed by PicPay Brazil in Brazil are subject to Brazilian laws and regulations applicable to payment schemes (arranjos de pagamento) and payment institutions. Brazilian Federal Law No. 12,865, of October 9, 2013, as amended, or “Law 12,865/2013,” established the first set of rules regulating the electronic payments industry within the Brazilian Payments System (Sistema de Pagamentos Brasileiro), or “SPB,” and created the concepts of payment schemes, payment schemes settlors (instituidores de arranjos de pagamento) and payment institutions.

In addition, Law 12,865/2013 granted to the Brazilian Central Bank (in accordance with the guidelines set out by the CMN), and to the CMN, authority to regulate entities involved in the payments industry. Such authority covers matters such as the operation of these entities, capital requirements, internal controls, risk management, opening of payment accounts and the transfer of funds to and from payment accounts. After the enactment of Law 12,865/2013, the CMN and the Brazilian Central Bank created a regulatory framework regulating the operation of payment schemes and payment institutions. Such framework consists mainly of CMN Resolution No. 4,282, of November 4, 2013, as amended, or “CMN Resolution 4,282/2013,” BCB Resolution No. 80, of March 25, 2021, as amended, or “BCB Resolution 80/2021,” BCB Resolution No. 81, of March 25, 2021, as amended, or “BCB Resolution 81/2021,” BCB Resolution No. 96, of May 19, 2021, as amended, or “BCB Resolution 96/2021,” BCB Resolution No. 150, of October 6, 2021, as amended, or “BCB Resolution 150/2021,” among others.

The Brazilian Central Bank’s regulations also allow payment schemes settlors to set additional rules for entities that use their brands. Since we participate in third-party payment schemes, we must comply with their rules in order to continue accepting payments from payment instruments bearing their brands. Below is a summary of the most relevant laws that apply to our operations in the SPB.

Payment Schemes

A payment scheme, for Brazilian regulatory purposes, is the collection of rules and procedures that governs payment services provided to the public, with direct access by its end consumers (i.e., payors and receivers). In addition, such payment service must be accepted by more than one receiver in order to qualify as a payment scheme:

•        Payment schemes that exceed certain thresholds are considered to form part of the SPB and are subject to the legal and regulatory framework applicable to the payment industry in Brazil, according to Article 2, II, of BCB Resolution 150/2021, including the requirement to obtain an authorization by the Brazilian Central Bank.

•        Payment schemes that operate below these thresholds are not considered to form part of the SPB, according to Article 2, II, of BCB Resolution 150/2021, and are therefore not subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain an authorization from the Brazilian Central Bank, although they are required to report certain operational information to the Brazilian Central Bank on an annual basis.

•        Limited-purpose payment schemes are not considered to form part of the SPB and, therefore, are not subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain authorization from the Brazilian Central Bank. Limited-purpose payment schemes include, among others, those whose payment orders are: (i) accepted only at the network of merchants that clearly display the same visual identity as that of the issuer, such as franchisees and other merchants licensed to use the issuer’s brand; (ii) intended for payment of specific public utility services, such as public transport and public telecommunications; (iii) intended for payment of specific products or services; and/or (iv) related to employee benefits (such as meal vouchers).

•        Certain types of payment schemes have specific exemptions from the requirement to obtain authorization from the Brazilian Central Bank. This applies, for example, to payment schemes set up by governmental authorities, payment schemes set up by certain financial institutions, closed-loop payment schemes set up by payment institutions authorized to operate by the Brazilian Central Bank, payment schemes aimed at granting benefits to natural persons due to employment relationships and payment schemes set up by an authorized payment institution in which financial settlement of payment transactions are carried out exclusively using the book-transfer method.

Payment Schemes Settlors

A payment scheme is set up and operated by a payment scheme settlor, which is the entity responsible for the payment scheme’s authorization and function. Payment scheme settlors, for Brazilian regulatory purposes, are the legal entities responsible for managing the rules, procedures and the use of the brand associated with a payment scheme. Brazilian Central Bank’s regulations, in Article 3 of Annex I of BCB Resolution 150/2021, require that payment scheme settlors must be (i) incorporated in Brazil, (ii) have a corporate purpose compatible with its payments activities; and (iii) have the technical, operational, organizational, administrative and financial capacity to meet their obligations. They must also have clear and effective corporate governance mechanisms that are appropriate for the needs of payment institutions and the consumers of payment schemes.

Payment Institutions

A payment institution is defined as the legal entity that participates in one or more payment schemes and is dedicated, exclusively or not, to the execution of the remittance of funds to the receivers in payment schemes, among other activities, as described in Law 12,865/2013.

Specifically, based on the Brazilian payment regulations, payment institutions are entities that can be classified into one of the following four categories, according to Article 3 of BCB Resolution No. 80/2021:

•        issuers of electronic currency (prepaid payment instruments): these payment institutions manage prepaid payment accounts for cardholders or end-consumers. They carry out payment transactions using electronic currency deposited into such prepaid accounts, and convert the deposits into physical or book-entry currency or vice versa.

•        issuers of post-paid payment instruments (e.g., credit cards): these payment institutions manage payment accounts where the end-user intends to make payment on a post-paid basis. They carry out payment transactions using these post-paid accounts.

•        acquirers: these payment institutions do not manage payment accounts, but enable merchants to accept payment instruments issued by a payment institution or by a financial institution that participates in a payment scheme. They participate in the settlement process for payment transactions by receiving the payment from the card issuer and settling with the merchant.

•        Payment Initiator Service Provider (PISP): these payment institutions render initial payment services whereby it does not (i) manage the account from which the payment is being made; and (ii) hold the fund during the rendering of the services.

Payment institutions must operate in Brazil and must have a corporate purpose that is compatible with payments activities. As for payment schemes, the regulations applicable to payment institutions depend on certain features, such as the annual cash value of transactions handled by the payment institution or the value of resources maintained in prepaid payment accounts. Certain financial institutions have specific exemptions from the requirement to obtain authorization from the Brazilian Central Bank to act as a payment institution and provide payment services. Furthermore, certain payment institutions are not subject to the legal and regulatory framework applicable to the payment industry in Brazil. This applies, for example, to payment institutions that only participate in limited-purpose payment schemes and payment institutions that provide services in the scope of programs set up by governmental authorities aimed at granting benefits to natural persons due to employment relationships.

The CMN and Brazilian Central Bank’s regulations applicable to payment institutions cover a wide variety of issues, including: (i) penalties for noncompliance; (ii) the promotion of financial inclusion; (iii) the reduction of systemic, operational and credit risks; (iv) reporting obligations; and (v) governance. The regulations applicable to payment institutions also cover payment accounts (contas de pagamento), which are the end-user accounts, in registered (i.e., book-entry) form, which are opened with payment institutions that are card issuers of prepaid or post-paid instruments and used for carrying out each payment transaction. BCB Resolution 96/2021, in Article 3, classifies payment accounts into two types:

•        prepaid payment accounts: where the intended payment transaction is executed when the funds have been deposited into the payment account in advance; and

•        post-paid payment accounts: where the payment transaction is intended to be performed regardless of funds having been deposited into the payment account in advance.

In order to provide protection from bankruptcy, Law 12,865/2013 requires payment institutions that issue electronic currency to segregate the funds deposited in prepaid payment accounts from their own assets. In addition, with respect to prepaid electronic currency, the payment institutions must hold a portion of the funds deposited in the prepaid payment account in certain specified instruments, either in:

•        a specific account with the Brazilian Central Bank, which pays interest linked to the SELIC rate, pursuant to the provisions of BCB Resolution No. 237, of March 16, 2023; or

•        Brazilian government bonds registered with the Special Settlement and Custody System (Sistema Especial de Liquidação e Custódia), or the “SELIC.”

Since July 1, 2023, payment institutions have been able to operate in the foreign exchange market, as long as they comply with certain rules, such as the restriction to only operate with electronic currency and operational thresholds, pursuant to BCB Resolution No. 277, of December 31, 2022, as amended, or “BCB Resolution 277/2022,” and subject to prior authorization.

Instant Payment System (Pix)

In 2020, the Brazilian Central Bank launched Pix, a payment system that allows real-time payments and transfers. The main goals of the Brazilian Central Bank with Pix are to foster innovation and differentiated services that meet the needs of end consumers, as well as expand and simplify the payment methods available, since less personal information is needed in order to materialize a payment. In this context, the Pix is an open ecosystem which various types of payment service providers can join.

On August 12, 2020, the Brazilian Central Bank published BCB Resolution No. 1 or BCB Resolution 1/2020, which sets out implementation procedures and participation criteria for the Brazilian Instant Payments System (Sistema de Pagamentos Instantâneos), or “SPI,” and the Brazilian Central Bank’s instant payments arrangement. The arrangement requires that all financial and payment institutions authorized to operate by the Brazilian Central Bank and which have more than 500,000 active client accounts (including checking, savings and payment accounts) will mandatorily participate in the SPI and in the Brazilian Central Bank’s instant payments arrangement.

In addition to the traditional functionalities of Pix, such as transferring funds between individuals and/or legal entities, the Brazilian Central Bank is currently developing new tools to be integrated with Pix, enabling new possibilities to use Pix in different contexts. Such new functionalities are aligned with the Brazilian Central Bank’s goals to promote competitiveness and innovation in the means of payment segment, foster financial inclusion, reduce costs related to means of payment and improve the user experience, which should be simple and secure.

The following features have already been developed by the Brazilian Central Bank:

•        Pix Collection (Pix Cobrança):    As provided in the Subsection II of the Annexed Regulation to BCB Resolution 1/2020, Pix Collection is the possibility for a receiving user to easily manage and receive collections related to:

•        immediate payments, which are those related to business models in which payment must be made at the same time of the collection, such as physical points of sale and e-commerce;

•        payments with maturity date, which are those related to business models in which the payment can be made at a future date, with the possibility of covering interest, fines, other additions, discounts and other rebates; and

•        payments related to the facilitation of cash withdraw service, meaning those related to the receipt of Pix transactions for cash withdraw or change purposes, as requested by the withdrawing person, to enable the availability of funds to the paying user under Pix Withdraw and Pix Change products, further described below.

•        Pix Withdraw and Pix Change (Pix Saque and Pix Troco):    As provided in the Subsection III of the Annexed Regulation to BCB Resolution No. 1/2020, Pix Withdraw consists of a transaction in which a payer user, holding a transactional account in any Pix participant, issues a Pix with the purpose of making a withdraw from their transactional account to the transactional account of a withdraw service facilitator or withdraw agent, receiving funds in paper money in an amount corresponding to the payment made. Pix Change consists of a transaction in which a payer user, holding a transactional account at any Pix participant, upon making a purchase at a withdraw agent that is a merchant or a corresponding withdraw facilitator service, issues a Pix with the purpose of changing from their transactional account to the transactional account of the withdraw agent, receiving funds in paper money in an amount corresponding to the difference between the Pix for the purpose of change and the purchase amount.

•        Scheduled Pix (Pix Agendado):    As provided in the Subsection I of the Annexed Regulation to BCB Resolution 1/2020, scheduled Pix consists of the possibility of a payer user to schedule a Pix for a certain future date. The request for a Scheduled Pix should be retained in the internal systems of the transactional account provider participant, not affecting the transactional wallet balances of the payer user, until the time of initiation of the Pix transaction. In the event of lack of sufficient funds in the payer user’s account on the scheduled date for Pix, the initiation of the transaction is not authorized.

In addition, Guaranteed Pix (Pix Garantido) is currently under development by the Central Bank. With Guaranteed Pix, consumers would be able to pay for their purchases in installments through Pix, with a guarantee of payment to the recipient of the funds by the financial institution holding the checking account. The new Pix feature promises to make the credit card market even more competitive, including new players in the market and expanding access to credit for consumers.

Financial Institutions Regulation

General Rules

The current Brazilian banking and financial system was established by Brazilian Federal Law No. 4,595, of December 31, 1964, as amended, or “Law 4,595/1964.”

Law 4,595/1964 set forth the structure of the National Financial System (Sistema Financeiro Nacional), or the “SFN,” which consists of the CMN, the Brazilian Central Bank, Banco do Brasil S.A., the National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or the “BNDES,” and other public or private financial institutions. Moreover, while the following entities are not covered by the Banking Law, they play key roles in the financial system: the CVM, the Brazilian Private Insurance Authority (Superintendência de Seguros Privados), or the “SUSEP,” the National Superintendency of Retirement Plans (Superintendência Nacional de Previdência Complementar), or the “PREVIC,” the National Private Insurance Council (Conselho Nacional de Seguros Privados), or the “CNSP,” and the National Council for Retirement Plans (Conselho Nacional de Previdência Complementar), or the “CNPC.”

Brazilian Federal Law No. 4,728, of July 14, 1965, as amended, or “Law 4,728/1965,” regulates the Brazilian capital markets establishing standards and several other mechanisms. Moreover, pursuant to Brazilian Federal Law No. 6,385, of December 7, 1976, as amended, or “Law 6,385/1976,” the distribution and issuance of securities in the market, trading of securities and settlement and/or clearance of securities transactions all require prior authorization by the CVM. The banking and capital markets regulatory framework in Brazil is further supplemented by regulation issued by the CMN, CVM and the Brazilian Central Bank, and self-regulation policies, such as those issued by several associations, over-the-counter organized markets and securities exchanges, that govern their members and participants, such as the Brazilian stock exchange — Brasil, Bolsa, Balcão, or the “B3,” the Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or “ANBIMA,” and the Brazilian Association of Investment Analysts (Associação dos Analistas e Profissionais do Mercado de Capitais), or “APIMEC.”

The incorporation and operation of financial institutions in Brazil depend on prior authorization from the Brazilian Central Bank. Pursuant to Decree No. 10,029 of September 26, 2019, the Brazilian Executive Branch granted authority for the Brazilian Central Bank to approve foreign investments in financial institutions. Such decree was further regulated by BCB Circular No. 3,977, of January 22, 2020 and foreign investments in financial institutions are also subject to oversight from the CVM when they participate in the Brazilian capital markets (such as PicPay Invest).

Financial institutions in Brazil may operate under various forms, such as commercial banks, investment banks, credit, financing and investment companies, cooperative banks, leasing companies, securities brokerage firms, securities dealership firms, real estate credit companies, mortgage companies, among others, all of which are regulated by different rules issued by the CMN, the Brazilian Central Bank and the CVM (if such financial institutions participate in capital markets activities). In addition, similarly to financial institutions, stock exchanges are also subject to CMN, Brazilian Central Bank and the CVM approval and regulation as well as to regulation established by Brazilian Federal Law No. 4,728, of July 14, 1965, as amended, or “Law 4,728/1965.”

Pursuant to Law 4,595/1964, CMN Resolution No. 4,970, of November 25, 2021, as amended, or “CMN Resolution 4,970/2021” and CMN Resolution 5,008/2022, financial institutions, such as PicPay Bank, PicPay Invest and Crednovo, must seek approval from the Brazilian Central Bank when appointing managers (including directors, officers and members of certain statutory boards, such as fiscal councils), as provided in Article 3, V, of CMN Resolution 4,970/2021. According to Law 4,728/1965, for securities dealership firms (such as PicPay Invest), managers are subject to further restrictions and are prohibited from working for or fulfilling any administrative, advisory, tax or decision-making positions at entities listed on the Brazilian stock exchange. In addition, managers of PicPay Invest are prohibited from filling managerial functions in other brokerage firms authorized to carry out foreign exchange transactions pursuant to CMN Resolution No. 5,009, of March 24, 2022, as amended, or “CMN Resolution 5,009/2022.”

Pursuant to Article 2 of CMN Resolution No. 5,043 of November 25, 2022, as amended, or “CMN Resolution 5,043/2022,” with the exception of (i) equity interests typically held in proprietary investment portfolios by investment banks, development banks, development agencies and multi-purpose banks; (ii) temporary equity interests not categorized as permanent assets (ativos permanentes) and not subject to consolidation by the financial institution; and (iii) minority equity interests in financial organizations and institutions abroad, made exclusively for the purpose of gaining access to export financing instruments and the international transfer of resources, financial institutions must receive prior authorization from the Brazilian Central Bank to hold capital interest in other companies. In order to receive authorization, the financial institutions’ activities must justify the need to hold capital interest in other companies. However, should the financial institutions participate in underwriting activities under certain exceptions established by the CMN, they will not need to provide such justification.

According to Law 4,595/1964, Brazilian financial institutions are prohibited from granting loans or cash advances to their managers (officers, directors, and members of advisory boards, as well as their relatives). Certain exceptions to such restrictions are set forth in CMN Resolution No. 4,693 of October 29, 2018, as amended, or “CMN Resolution 4,693/2018.”

Multi-Purpose Banks

According to CMN Resolution No. 5,060 of February 16, 2023, as amended, or “CMN Resolution 5,060/2023,” Brazilian multi-purpose banks (such as PicPay Bank) are subject to extensive and continuous regulatory scrutiny by Brazilian authorities. Multi-purpose banks conduct at least two types of banking activities, according to Article 4 of CMN Resolution 5,060/2023, provided that at least one of such activities is either commercial or investment banking. Banking regulation is enforced by the relevant government entities and regulators with the goal of controlling credit availability and reducing or increasing consumption.

Certain controls are temporary in nature and may vary from time to time in accordance with the relevant government’s or regulator’s credit policies, including:

•        minimum capital requirements;

•        compulsory reserve requirements;

•        lending limits and other credit restrictions; and

•        accounting and statistical requirements.

The following rules are applicable to multi-purpose banks (such as PicPay Bank):

•        they must ensure the adequacy of products and services for consumers’ needs, interests and objectives, as well as the integrity, reliability, security and confidentiality of transactions, services and products;

•        they may not own real estate other than the property they occupy, unless they take possession of real estate in satisfaction of a debt or when expressly authorized by the Brazilian Central Bank, subject to certain CMN rules. Moreover, the total amount of fixed assets must be limited to fifty per cent (50%) of the institution’s regulatory working capital;

•        they must comply with the principles of selectivity, guarantee, liquidity and risk diversification;

•        financial institutions are prohibited from granting loans or advances without an appropriate agreement formalizing such debt;

•        financial institutions may not grant loans to, or guarantee the transactions of, their affiliates, except in certain limited circumstances (refer to “— Other Rules” below);

•        the registered capital and total net assets of financial institutions must be compatible with the rules governing share capital and minimum capitalization enforced by the Brazilian Central Bank for each type of financial institution; and

•        financial institutions shall maintain internal policy and procedures governing their relationships with clients and consumers of their products and services.

On September 26, 2019, CMN issued Resolution No. 4,753, as amended, or “CMN Resolution 4,753/2019,” which, effective as of January 1, 2020, replaced and consolidated several sparse CMN Resolutions dealing with the opening of bank accounts, which were issued over the years due to changes made to enable the creation of new products and services for specific public and clients, such as the rules applicable to “simplified accounts” previously governed by CMN Resolution No. 3,211, of June 30, 2004, and CMN Resolution No. 4,480, of April 25, 2016, which previously regulates the opening and closing of bank deposit accounts by Brazilian residents through the exclusive use of electronic means and establishes terms and conditions applicable thereto. In addition, CMN Resolution No. 4,949, of September 30, 2021, as amended, or “CMN Resolution 4,949/2021,” sets forth procedures to be adopted by financial institutions with respect to client relationship.

With the purpose to enable the use of more modern and efficient technology to attract new consumers through electronic service channels (a process known as digital onboarding), CMN Resolution 4,753/2019 removed from the regulatory framework several existing restrictions arising from the adoption of procedures relating to physical handling of documents, such as the requirement that the identification and location details of the client must be physically checked, as previously established by Resolution No. 2,025, of November 24, 1993. The Brazilian Central Bank acknowledged that there are currently more efficient and secure ways of verifying data by electronic means, which reduces administrative costs.

The integration of modern technology such as Application Programming Interfaces, or “APIs,” big data and Blockchain/Distributed Ledger Technology, or “DLT,” has incentivized the CMN and the Brazilian Central Bank to develop new rules in connection with Agenda BC#, which is the Brazilian Central Bank innovation program, and the regulatory framework tends to evolve accordingly. Regulatory authorities are striving to create technological solutions that would plug the gaps from traditional inefficiencies in the banking system. The regulators have expressed significant interest in the benefits and efficiencies that such technology may bring to the banking industry and to its financial inclusion strategies.

Pursuant to Article 2 of CMN Resolution No. 4,893, of February 26, 2021, as amended, or “CMN Resolution 4,893/2021,” financial institutions and other institutions authorized to operate by the Brazilian Central Bank must implement cybersecurity policies in order to ensure the integrity of their data systems. Under CMN Resolution 4,893/2021, which regulates cybersecurity policies and the requirements for contracting data processing, storage and cloud computing services, covered institutions are required to appoint an officer who will be responsible for implementing and overseeing cybersecurity policy and to adopt procedures and controls to prevent and respond to cybersecurity incidents.

CMN Resolution 4,893/2021 also requires relevant institutions to provide an annual report to the Brazilian Central Bank disclosing any cybersecurity incidents, as well as remediation efforts. In addition, communication to the Brazilian Central Bank is required should any third-party service providers be hired for data processing, storage and cloud computing services. When services are rendered abroad, there are additional requirements for contracting, including the existence of a cooperation agreement between the Brazilian Central Bank and the supervisory authority of the foreign country, or, absent such cooperation agreement, such contracting is subject to prior approval of the Brazilian Central Bank.

Securities Brokerage and Dealership Firms (CTVMs and DTVMs)

Securities trading in stock exchange markets shall be carried out exclusively by securities brokerage or dealership firms (such as PicPay Invest) and certain other authorized institutions. Brokerage and dealership firms are part of the SFN and subject to regulation and oversight of the CMN, the Brazilian Central Bank and the CVM. Securities brokerage and dealership firms must be authorized by the Brazilian Central Bank to trade on the stock exchange market. Among other roles, securities brokerage and dealership firms and certain other authorized institutions may act as underwriters in the public offering of financial instruments and may participate in the foreign exchange trades in any foreign exchange market, subject to certain limitations, as set forth in the Brazilian Central Bank’s regulations.

Brokerage and dealership firms are regulated by CMN Resolution 5,008/2022, which allows such entities to engage in the following activities (among others):

•        trading in stock exchanges;

•        underwriting;

•        intermediating public offerings;

•        managing investment portfolios; and

•        intermediating foreign currency trades.

In addition to CMN Resolution 5,008/2022, brokerage and dealership firms are also subject to regulations issued by the CVM.

Pursuant to the rules set forth by the Brazilian Central Bank, brokerage and dealership firms (such as PicPay Invest) cannot execute transactions that may result in loans, facilities or cash advances to their clients, including through synthetic transactions (such as assignment of rights), with the exception of margin transactions and other limited transactions.

Moreover, brokerage and dealership firms can neither charge commissions in connection with trades during primary distribution, nor purchase real property, except for their own use or as payment under “bad debts” (in which case, the asset must be sold within a year).

Credit Fintechs (SCDs and SEPs)

CMN enacted Resolution No. 4,656 on April 26, 2018, subsequently replaced by CMN Resolution No. 5,050, of November 25, 2022, as amended, or “CMN Resolution 5,050/2022,” with the purpose to regulate online lending fintechs and established two new categories of financial institutions. Pursuant to CMN Resolution 5,050/2022 and Law 4,595/1964, the following new categories of financial institutions are the only financial institutions authorized to grant credit through electronic platforms:

•        On-Line Lending Company (sociedade de crédito direto), or “SCD,” which is a financial institution that carries out loan transactions, financing and acquisition of credit rights exclusively through an electronic platform, using mainly its own capital as financial source for such transactions. The SCDs are authorized to assign credits related to their own transactions to: (i) financial institutions; (ii) investment funds; or (iii) securitization companies, provided that the quotas of the investment funds and the securitization assets issued by the securitization company are offered exclusively to qualified investors; and

•        Peer-to-Peer Lending Company (sociedade de empréstimo entre pessoas), or “SEP”: which is a financial institution that intermediates lending and financing transactions between individuals, exclusively through an electronic platform (such as Crednovo). Creditors may be individuals, financial institutions, investment funds exclusively destined to qualified investors, securitization companies or other legal entities, but similarly to the SCD, the quotas of the investment funds and the securitization assets issued by the securitization company can only be offered to qualified investors. CMN Resolution 5,050/2022 limits the exposure of non-qualified investors (as per CVM regulation) to R$15,000.00 per debtor, for transactions intermediated by the same SEP.

As financial institutions, SCDs and SEPs, among other provisions:

•        are free to charge any compensatory interest rates, without caps or limitations, being excluded from the restrictions imposed by Decree No. 22,626, of April 7, 1933, as amended, or the “Brazilian Usury Law”;

•        will have direct access to the Credit Risk Data System of the Central Bank (Sistema de Informação de Crédito), or “SCR,” for credit purposes analysis;

•        perform credit collection for third parties and consumers (in the case of SEPs);

•        issue electronic currency and post-paid instruments, in accordance with applicable regulation; and

•        may opt to have direct access to the SPB, which allows the performance of domestic wire transfers and issuance of payment slips (boletos) without the intervention of a traditional financial institution.

On the other hand, SCDs and SEPs must comply with certain key governance, compliance and supervision requirements applicable to all the institutions that are a part of the SFN, such as: minimum requirement of paid-in capital stock and net equity, prior authorization to operate, banking secrecy, establishment of internal controls and procedures, implementation of risk management structures, observation of know your client, anti-money laundering and counter terrorist financing rules, cybersecurity rules, constitution of ombudsman office and preparation of accounting statements pursuant to the Standard Chart of Accounts of the National Financial System (Plano Contábil das Instituições do Sistema Financeiro Nacional, or “COSIF,” administrative penalties for noncompliance, among others.

Both companies are subject to prior licensing from the Brazilian Central Bank in order to operate, following the procedure set forth by this new regulatory framework. Licensing requirements are slightly simpler (the business plan, for instance, is replaced by a statement of reasons), but are generally similar to those already in place for financial institutions, such as: (i) identifying the controlling group; (ii) proving financial and economic capacity, expertise and know-how; and (iii) showing evidence of approval from the applicant’s officer members.

Securities Custodians

According to CVM Resolution No. 32, of May 19, 2021, as amended, or “CVM Resolution 32/2021,” the provision of securities custody services includes:

•        in the event of the provision of services to investors: (i) the preservation, control and reconciliation of securities positions in custody accounts held in the name of the investor; (ii) the handling of trading instructions received from investors or persons legitimized by agreement or mandate; and (iii) the handling of events incident to the securities under custody; and

•        in the event of services being provided to issuers: (i) the physical safekeeping of non-book-entry securities; and (ii) carrying out the procedures and registrations necessary for the centralized deposit regime to be effective and applied to securities.

In order to be able to provide the services listed above, it is necessary to apply for authorization with the CVM, which is granted to commercial, multiple or investment banks, savings banks, brokerage firms or securities dealership firms (such as PicPay Invest), and entities providing clearing and settlement services and centralized securities depository.

In addition, in order to be able to apply to provide custody services, the applicant must:

•        set up and maintain operational and technological capacity for the performance of its activities, with a view to the satisfactory provision of custody services, in particular with regard to guaranteeing the quality and confidentiality of information; and

•        set up and maintain secure computerized processes and systems suitable for carrying out its activities, so as to enable the recording, processing and control of positions and custody accounts.

The aforementioned processes and systems must be compatible with the size, characteristics and volume of the operations for which the institution is responsible, as well as with the nature and type of the securities under its custody. Further, in order to apply for authorization to provide securities custody services, the institution must demonstrate economic and financial capacity compatible with the operations to be carried out.

Investment Portfolio Trustees

The activity of managing securities portfolios is also regulated by the CVM. CVM Resolution No. 21, of February 25, 2021, as amended, or “CVM Resolution 21/2021,” defines securities portfolio management activities as professional activities directly or indirectly related to the operation, maintenance and management of securities portfolios, including the investment of funds in the securities market on behalf of and in the name of clients.

CVM Resolution 21/21 provides for two categories of securities portfolio managers:

•        investment portfolio trustees (such as PicPay Invest); and/or

•        investment portfolio managers.

In order to be accredited by the CVM to carry out this activity, legal entities acting as securities portfolio administrators must:

•        be headquartered in Brazil;

•        have securities portfolio administration as their corporate purpose and be duly incorporated and registered with the National Register of Legal Entities (Cadastro Nacional da Pessoa Jurídica), or “CNPJ”;

•        have one or more officers duly accredited as asset managers, responsible for the activity of securities portfolio management, under the terms of CVM Resolution 21/2021;

•        appoint an officer responsible for compliance and an officer responsible for risk management;

•        be controlled by shareholders (direct and indirect) who have an unblemished reputation and who have not been convicted of certain crimes detailed in article 3, VI, of CVM Resolution 21/2021;

•        appoint officers who are not prevented or suspended from holding office in a financial institution or other entities authorized to operate by the CVM, the Brazilian Central Bank, SUSEP or PREVIC, and who have not been prevented from carrying out securities portfolio management activities by a judicial or administrative decision;

•        put in place and maintain personnel and information technology resources appropriate to the size and types of investment portfolios managed; and

•        sign and provide the CVM with the appropriate forms to prove the capacity of their partners and officers to carry out such activities, under the terms of CVM Resolution 21/2021.

Under CVM Resolution 21/2021, in Article 18, portfolio managers must, among other requirements, conduct their activities with good faith, transparency, diligence and loyalty in dealing with their clients and perform their duties in such a way as to meet their clients’ investment objectives. Article 16 of CVM Resolution 21/2021 also requires portfolio managers to maintain a website on the internet, with various up-to-date information, including, but not limited to:

•        a reference form to be filled in annually;

•        a code of ethics;

•        rules, procedures and a description of internal controls to comply with CVM Resolution 21/2021;

•        a risk management policy;

•        a securities trading policy for managers, employees, collaborators and the company itself;

•        a manual for pricing the assets of the securities portfolios it manages, even if this manual has been developed by third parties; and

•        a policy for apportioning and dividing orders between securities portfolios.

In addition, according to Article 20 of CVM Resolution 21/2021, securities portfolio managers are prohibited from:

•        advertising guaranteed levels of profitability, based on the historical performance of the portfolio or securities and securities market indices;

•        modifying the basic characteristics of the services it provides without prior formalization in accordance with the agreement and regulations;

•        making any promises regarding future portfolio returns;

•        contracting or making loans on behalf of their clients, subject to certain exceptions established in the applicable regulations;

•        providing a guarantee, endorsement, acceptance or co-obligation in any other form in relation to the assets it manages;

•        neglecting, under any circumstances, to defend the rights and interests of the client;

•        trading in the securities of the portfolios it manages for the purpose of generating brokerage or rebate income for itself or for third parties; or

•        subject to certain exceptions established in CVM Resolution 21/2021, acting as a counterparty, directly or indirectly, in business with portfolios it manages.

Main Regulatory Authorities in Brazil

National Financial System

The main regulatory authorities in the Brazilian financial system are the CMN, the Brazilian Central Bank and the CVM. In addition, most Brazilian securities brokers, securities dealerships and asset managers are associated with and subject to the self-regulatory rules issued by ANBIMA.

Moreover, trading segments managed by B3 are self-regulated and supervised by BSM Supervisão de Mercados, or “BSM,” a non-profit organization that forms part of the B3 group.

CMN

The CMN is the main monetary and financial policy authority in Brazil, responsible for creating financial, credit, budgetary and monetary rules. The current Brazilian banking and financial institutional system was established by Law 4,595/1964.

According to Law 4,595/1964, the CMN’s main responsibilities are to oversee the regular organization, operation and inspection of entities that are subject to Law 4,595/1964, as well as the enforcement of applicable penalties. In addition, Law 4,728/1965 delegates to the CMN the power to set general rules for underwriting activities for resale, distribution or intermediation in the placement of securities, including rules governing the minimum regulatory capital of the companies that contemplate the underwriting for resale and distribution of instruments in the market and conditions for registration of the companies or individual firms which contemplate intermediation activities in the distribution of instruments in the market.

The CMN has power to regulate credit transactions involving Brazilian financial institutions and Brazilian currency, supervise the foreign exchange and gold reserves of Brazil, establish saving and investment policies in Brazil and regulate the Brazilian capital markets. The CMN also oversees the activities of the Brazilian Central Bank, the CVM and the SUSEP. The CMN also has the following functions: (i) coordinating monetary, credit, budget and public debt policies; (ii) establishing policies on foreign exchange and interest rates; (iii) seeking to ensure liquidity and solvency of financial institutions; (iv) overseeing activities related to the stock exchange markets; (v) regulating the structure and operation of financial institutions; (vi) granting authority to the Brazilian Central Bank to issue currency and establish reserve requirement levels; and (vii) establishing general guidelines for the banking and financial markets.

Brazilian Central Bank

The activities of financial institutions are subject to limitations and restrictions. The Brazilian Central Bank is responsible for implementing those CMN policies that are related to monetary, credit and foreign exchange control matters; regulating Brazilian financial institutions in the public and private sectors and monitoring and regulating foreign investments in Brazil.

The President of the Brazilian Central Bank is appointed by the President of Brazil (subject to ratification by the Brazilian Senate) for a four-year term, always beginning on January 1 of the third year of the President of Brazil’s term in office.

Law 4,595/1964 delegated to the Brazilian Central Bank the responsibility of permanently overseeing companies that directly or indirectly interfere in the financial and capital markets, controlling such companies’ operations in the foreign exchange market through operational proceedings and various modalities and supervising the relative stability of foreign exchange rates and balance of payments.

In addition, Law 4,728/1965 determines that the CMN and the Brazilian Central Bank must exercise their duties related to the financial and capital markets with the purpose of, among other things, facilitating the public’s access to information related to bonds or securities traded in the market and on the companies that issue them, protecting investors from illegal or fraudulent issuances of bonds or securities, preventing fraud and manipulation modalities intended to create artificial conditions of the demand, supply or pricing of bonds or securities distributed in the markets and ensuring the observance of equitable commercial practices by professionals who participate in the intermediation of the distribution or trading of bonds or securities.

The Brazilian Central Bank has authority over brokerage firms, financial institutions, companies or individual firms performing underwriting for resale and distribution of bonds or securities, and maintains a record on, and inspects the transactions of, companies or individual firms that carry out intermediation activities in the distribution of bonds or securities, or which conduct, for any purposes, the prospecting of popular savings in the capital market.

Other important responsibilities of the Brazilian Central Bank are as follows:

•        controlling and approving the organization, operation, transfer of control and corporate reorganization of financial institutions and other institutions authorized to operate by the Brazilian Central Bank;

•        managing the daily flow of foreign capital and derivatives;

•        establishing administrative rules and regulation for the registration of foreign investments;

•        monitoring remittances of foreign currency;

•        controlling the repatriation of funds (in case of a serious deficit in Brazil’s payment balance, the Brazilian Central Bank may limit remittances of profits and prohibit remittances of capital for a limited period);

•        receiving compulsory collections and voluntary deposits in cash from financial institutions;

•        executing rediscount transactions and granting loans to banking financial institutions and other institutions authorized to operate by the Brazilian Central Bank;

•        intervening in the financial institutions or placing them under special administrative regimes, and determining their compulsory liquidation; and

•        acting as depositary of the gold and foreign currency.

CVM

The CVM is a federal authority responsible for implementing the CMN’s policies related to the Brazilian capital market and for regulating, developing, controlling and inspecting the securities market. The main responsibilities of the CVM are the following:

•        regulating the Brazilian capital markets, in accordance with Brazilian corporation and securities laws;

•        setting rules governing the operation of the securities market, including custodian and investment portfolio trustees;

•        defining the types of financial institutions that may carry out activities in the securities market, as well as the types of transactions that they may perform and services that they may provide in such market;

•        controlling and supervising the Brazilian securities market through, among others:

•        the approval, suspension and delisting of publicly held companies;

•        the authorization of securities brokerage and dealership firms to operate in the securities market and public offering of securities;

•        the supervision of the activities of publicly held companies, stock exchange markets, commodities and futures markets, financial investment funds and variable income funds;

•        the requirement of full disclosure of relevant events that affect the market, as well as the publication of annual and quarterly reports by publicly held companies;

•        the imposition of penalties; and

•        permanently supervising the activities and services of the securities market, as well as the dissemination of information related to the market and the amounts traded therein, to market participants.

The CVM has jurisdiction to regulate and supervise financial investment funds and derivatives markets, a role previously fulfilled by the Brazilian Central Bank. Pursuant to Brazilian Federal Law No. 10,198, of February 14, 2001, as amended, and Brazilian Federal Law No. 10,303, of October 31, 2001, as amended, the regulation and supervision of both financial mutual funds and variable income funds and of transactions involving derivatives were transferred to the CVM.

In compliance with Brazilian legislation, the CVM is managed by a president and four officers, all of whom are appointed by the President of Brazil (subject to ratification by the Brazilian Senate). The persons appointed to the CVM shall have strong reputations and be recognized as experts in the capital markets sector. CVM officers are appointed for a single term of office of five years, and one-fifth of the members shall be renewed on an annual basis.

Self-Regulatory Entities

ANBIMA

ANBIMA is a private self-regulatory association of investment banks, asset managers, securities brokers and investment advisers, which, among other responsibilities, establishes rules and codes of best practices for the Brazilian capital markets, including punitive measures in case of non-compliance with its rules.

BSM

BSM conducts market surveillance by monitoring transactions, orders and trades executed in the B3 trading environments, supervises market participants, provides compensation for losses up to a certain threshold and, if necessary, initiates punitive administrative proceedings and enforces sanctions against those who violate applicable regulations.

Working in close collaboration with CVM and the Brazilian Central Bank, BSM acts to ensure that institutions and their professionals comply with market regulations, by:

•        conducting market surveillance: BSM monitors all orders and trades in B3’s markets in order to identify signs of irregularities;

•        auditing: BSM audits all B3 participants to ensure their compliance with the regulations and to identify possible violations of market rules;

•        imposing punitive processes and other enforcement actions: when violations of regulations occur, BSM adopts guidance, persuasion or disciplinary measures such as letters of recommendation, letters of censure or administrative sanctioning proceedings, in accordance with the severity of the violation that has been identified; in addition, BSM can, in connection with administrative sanctioning proceedings, apply penalties to or enter into terms of commitment (termo de compromisso) with the accused;

•        providing compensation for loss: BSM analyzes and adjudicates complaints presented to the Investor Compensation Mechanism (Mecanismos de Ressarcimento de Prejuízos), or “MRP,” which awards damages of up to one-hundred thousand Brazilian reais (R$120,000.00) to investors harmed by a B3 participant’s inappropriate activity; and

•        facilitating market development: BSM develops education initiatives, rule enhancements and institutional relationships with market participants, regulatory bodies and international organizations.

Other Rules

Prudential Framework and Limits of Exposure

Financial Institutions

Financial institutions are subject to an extensive set of rules issued by the CMN and the Brazilian Central Bank related to corporate capital, exposure limits and other solvency requirements that follow principles recommended by the Basel Committee, especially in light of the systemic risks associated with the relationship and activity of financial institutions. As such, the CMN and the Brazilian Central Bank seek to guarantee the solvency of the SFN and mitigate systemic risks.

With this purpose, CMN Resolution 5,060/2023 established minimum corporate capital and net equity requirements for various types of financial institutions. For instance, the CMN set a minimum capital amount and net equity amount of R$1.5 million for securities brokerage and dealership firms (such as PicPay Invest), R$17.5 million for multi-purpose banks (such as PicPay Bank) and R$1.0 million for peer-to-peer lending fintech companies (such as Crednovo).

In accordance with the Basel Committee principles, other relevant prudential rules applicable financial institutions are CMN Resolution No. 4,955 and CMN Resolution No. 4,958, both of October 21, 2021, as amended, or “CMN Resolution 4,955/2021,” and CMN Resolution 4,958/2021, which consolidated the methodology for determining the reference equity, as well as minimum requirements for Tier I Capital and Core Capital and the ACP (as defined below).

According to CMN Resolutions No. 4,955/2021 and 4,958/2021, the capital requirement standards are expressed as ratios of the capital available stated by the Total Capital, composed by the Tier I Capital (which comprises the Common Equity and Additional Tier I Capital) and Tier II Capital, and the risk-weighted assets, or “RWAs.” For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit, market and operational risks.

The Total Capital, used to monitor the compliance with the operational limits imposed by the Brazilian Central Bank, is the sum of three items:

•        Common Equity Tier I Capital:    sum of social capital, reserves and retained earnings, less deductions and prudential adjustments.

•        Additional Tier I Capital:    consists of instruments of a perpetual nature that meet certain eligibility requirements. Together with Common Equity Tier I it makes up Tier I Capital.

•        Tier II Capital:    consists of subordinated debt instruments with defined maturity dates that meet certain eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, it makes up Total Capital.

The Brazilian Central Bank divides the financial institutions into five categories of risk, with S1 being the most systemically relevant financial institutions and S5 being the least systemically relevant financial institutions.

CMN Resolution No. 4,557, of February 23, 2017, as amended, or “CMN Resolution 4,557/2017,” unifies and expands Brazilian regulation on risk and capital management for financial institutions and other institutions licensed to operate by the Brazilian Central Bank. Such rule is also an effort to incorporate recommendations from the Basel Committee on Banking Supervision into Brazilian regulation and determines that risk management must be conducted through an unified effort by the relevant entity (i.e., not only must risks be analyzed on an individual basis, but financial institutions and other institutions licensed to operate by the Brazilian Central Bank must also control and mitigate adverse effects caused by the interaction of different risks). Moreover, it strengthened the rules and requirements related to risk management governance and expanded on the competence requirements and duties of the risk management officer.

The rule sets out different structures for risk and capital management, which are applicable for different risk profiles set out in the applicable regulation. Consequently, less sophisticated financial institutions can have a simpler risk management structure, while institutions with more complexity must follow stricter protocols.

Payment Institutions

Pursuant to Article 17 of BCB Resolution 80/2021, licensed payment institutions are required to comply with minimum paid-in capital of R$2.0 million per category in which they act (in the case of issuers of post-paid payment instruments, issuers of electronic currency and acquirers, such as PicPay Brazil). With regard to the PISP category, the required amount is reduced to R$1.0 million. In addition, payment institutions that participate exclusively in closed payment schemes as issuers of electronic currency and issuers of post-paid payment instruments must comply with a minimum paid-in capital of R$3.0 million.

On March 11, 2022, the Brazilian Central Bank issued Resolutions No. 197 or BCB Resolution 197/2022, 198, 199, 200, 201 and 202, a new set of rules which established the new prudential framework applicable to payment institutions. Pursuant to the new prudential regulatory framework, prudential conglomerates integrated by at least one institution that performs a payment service shall be classified into one of the following types, provided for in Article 2 of BCB Resolution 197/2022:

•        Type 1:    prudential conglomerate led by a financial institution.

•        Type 2:    prudential conglomerate led by a payment institution and not integrated by a financial institution or any other institution authorized to operate by the Brazilian Central Bank subject to the Law 4,595/1964 or Brazilian Federal Law No. 10,194, of February 14, 2001, as amended, or “Law 10,194/2001.”

•        Type 3:    prudential conglomerate led by a payment institution and integrated by a financial institution or other institution authorized to operate by the Brazilian Central Bank subject to Law 4,595/1964 or Law 10,194/2001. We are a Type 3 prudential conglomerate.

According to the Brazilian Central Bank, the concept of regulatory capital applicable to payment institutions was modified in order to ensure a greater capacity to absorb unexpected losses. This treatment consists in deducting from the regulatory capital calculation the assets of the institution that, in situations of financial stress, have few or no value for maintaining the operation of the institution, in addition to considering debt instruments eligible to compose the Tier I and Tier II Reference Equity.

Moreover, the new rules seek to adjust the minimum capital requirement according to the intrinsic risks of each type of activity (payment or financial activity) for Type 3 prudential conglomerates (such as the conglomerate led by PicPay Brazil), recognizing the peculiarities of payment services and their different legal status, and give specific prudential treatment to the risks arising from them. In this context, the Payment Services Risk Weighted Assets (RWASP) was created as a component for the calculation of regulatory capital in Type 1 and Type 3 prudential conglomerates, comprising the activities of merchant acquiring, issuance of electronic currency, issuance of post-paid payment instruments and payment transaction initiation.

With respect to prudential segmentation, this also applies to Type 3 conglomerates, such as the conglomerate led by PicPay Brazil. Based on their size and complexity, Type 3 conglomerates are classified between S2 and S5 and comply with the prudential rules of the respective segment. As of the date of this prospectus, the conglomerate headed by PicPay Brazil is included in the S3 segment.

Type 2 conglomerates are subject to simplified payments, credit and market components of their risk weighted assets, for the purposes of calculating regulatory capital, given that such conglomerates are subject to less complexity and risks. Type 1 conglomerates, on the other hand, also have the RWASP component, with the exception of S1 institutions.

As a result of Public Consultation No. 80, held on May 12, 2022, the Brazilian Central Bank issued Resolution No. 229, or “BCB Resolution 229/2022,” which improves and consolidates the procedures for the calculation of capital requirements in respect of exposures to credit risk through a standardized approach, or “RWACPAD.” The new prudential framework is more sensitive to credit risk, as BCB Resolution 229/2022 increases the granularity of the weights associated with the exposures to credit risk and refines the differentiation of the credit risk of each transaction. In connection with residential real estate financing, for example, instead of using a single risk weighting factor, the risk weighting factors under BCB Resolution 229/2022 varies based on certain objective parameters, allowing less risky exposures to credit risk to have lower capital requirements.

These changes align the Brazilian banking and finance regulations with the international best practice recommendations of the Basel Committee for Banking Supervision, or “BCBS,” and integrate in the framework known as “Basel III” into the Brazilian banking and finance regulations. The recommendations of the BCBS have the purpose to harmonize the prudential regulation adopted by its members.

Regulation of Credit Cards and Prepaid Payment Accounts

With the enactment of BCB Resolution 96/2021, the Brazilian Central Bank amended and restated the rules relating to the opening of postpaid payment accounts (i.e., those used in products such as credit cards) and prepaid payment accounts, in addition to making the criteria for opening these accounts compatible with the rules applicable to the opening of deposit accounts (checking accounts).

Among other measures, BCB Resolution 96/2021 eliminated the list of minimum consumer registration information for opening prepaid and postpaid payment accounts. Each institution now has discretion, subject to the Brazilian Central Bank supervision, to determine what information it will require from the consumer, depending on its profile. Such Resolution also established new procedures with the goal of facilitating requests for prepaid and postpaid payment accounts to be closed.

In addition, BCB Resolution 96/2021:

•        revised the items that must be included in the invoices for postpaid payment accounts (i.e., credit cards), such as the need to include the total consolidated balance of contracted future obligations, such as installment purchases, credit operations and fees;

•        defined minimum provisions that must be included in the account agreements; and

•        mandated that the institution sends or makes available to the consumer, through physical or electronic means, the credit card and the corresponding invoices, according to the form and channel chosen by the consumer (among the options made available by the institution).

Compliance and Internal Controls

All Brazilian financial and payment institutions must maintain internal guidelines and procedures to control their financial, operational and managerial information systems and shall comply with applicable legislation. CMN Resolution No. 4,595 of August 28, 2017, states that Brazilian financial institutions must implement and maintain a compliance policy compatible with the nature, size, complexity, structure, risk profile and business model of the institution. BCB Resolution No. 65, of January 26, 2021, sets forth similar rules for Brazilian payment institutions.

On November 25, 2021, the CMN also issued Resolution No. 4,968, or “CMN Resolution 4,968/2021,” which revoked, as of January 1, 2022, the previous CMN Resolution No. 2,554, of September 24, 1998, or “CMN Resolution 2,554/1998.”

According to a statement issued by the CMN, CMN Resolution 2,554/1998 was issued before the document from the Basel Committee Framework for Internal Control Systems in Banking Organizations, even though its provisions were essentially aligned with the precepts of such international document. In this context, with the enactment of CMN Resolution 4,968/2021, the CMN deemed appropriate to update and improve certain rules concerning internal control systems, mainly in order to better adhere to internal standards and best internationally recognized practices. In particular, it sought adherence to the document published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), entitled Internal Control — Integrated Framework, of 2013.

In addition, CMN Resolution 4,968/2021 also sought to enhance the responsibilities attributed to the senior management of financial institutions, especially to the board of directors, as well as to detail the responsibilities of the executive office. CMN Resolution 4,968/2021 provides that financial institutions must designate an officer responsible for internal controls matters (who may perform other duties within the institution, as long as there is no conflict of interest).

Finally, it should be noted that CMN Resolution 4,968/2021 expressly provides that its provisions do not apply to payment institutions. As of the date of this prospectus, no equivalent rules applicable to payment institutions on this matter have been issued by the Brazilian Central Bank.

Insolvency Regimes

Brazilian financial and payment institutions authorized by the Brazilian Central Bank are subject to the resolution regimes that the Brazilian Central Bank may apply, which are set forth in: (i) Brazilian Federal Law No. 6,024, of March 13, 1974, as amended, or “Law 6,024/1976,” which provides for intervention and extrajudicial liquidation; (ii) Decree-Law No. 2,321, of February 25, 1987, as amended, or Decree-Law 2,321/1987, which provides for the temporary special administration regime (regime de administração especial temporária), or “RAET”; and (iii) Brazilian Federal Law No. 9,447, of March 14, 1997, as amended, or “Law 9,447/1997,” which provides for the joint and several liability of controlling shareholders and the freezing of their assets, as well as for the liability of independent auditors. The provisions applicable to bankruptcy, set forth in Brazilian Federal Law No. 11,101, of February 9, 2005, as amended, or “Law 11,101/2005,” apply secondarily to the extrajudicial liquidation regime.

The Brazilian Central Bank is responsible for the establishment and monitoring of resolution regimes, also acting on the administrative level in appeals filed against decisions of the board, intervenor or liquidator, or in the authorization of specific acts set forth by law. The Brazilian Central Bank is required to initiate an investigation to find the causes that resulted in the application of the special resolution regime and the liability of management, controlling shareholders, members of the fiscal council and independent auditors.

Intervention

Pursuant to Law 6,024/1974, the Brazilian Central Bank has the power to appoint an intervener to intervene in the operations of or to liquidate any financial or payment institution other than public financial institutions controlled by the Brazilian government. According to Article 2 of Law 6,024/1974, an intervention may be ordered at the discretion of the Brazilian Central Bank if any of the following is detected:

•        due to mismanagement, the institution has suffered losses leaving creditors at risk;

•        the institution has consistently violated Brazilian banking laws or regulations; and

•        such intervention constitutes a viable alternative to the liquidation of the institution.

Intervention may also be ordered upon the request of a financial or payment institution’s management, if its respective bylaws authorize — with an indication of the causes of the request, without prejudice to civil and criminal liability in which the same administrators incur, by the false or malicious indication.

As of the date on which it is ordered, the intervention will automatically, according to Article 6 of Law 6,024/1974: (i) suspend the enforceability of payable obligations; (ii) suspend maturity of any previously contracted obligations; and (iii) freeze deposits existing on the date on which the intervention is ordered. The intervention period should not exceed six months, which may be extended only once for up to six additional months by the Brazilian Central Bank, according to Article 4 of Law 6,024/1974.

The intervention ceases, according to Article 7 of Law 6,024/1974: (i) if interested parties undertake to continue the economic activities of the institution, by presenting the necessary guarantees, as determined by the Brazilian Central Bank; (ii) when the situation of the institution is normalized, as determined by the Brazilian Central Bank; or (iii) when extra-judicial liquidation or bankruptcy of the entity is ordered.

Extrajudicial Liquidation

The purpose of the extrajudicial liquidation is to withdraw the relevant institution from the Brazilian financial and payment system, primarily in case of irrecoverable insolvency. The extrajudicial liquidation may also apply in cases of severe infractions, among other events pursuant to applicable law.

Under the extrajudicial liquidation regime, the institution’s activities are interrupted, and all obligations are deemed due. Lenders are then submitted to a classification process based on the order of preference set forth by Law 11,101/2005. This regime seeks the liquidation of existing assets to pay lenders.

The liquidator appointed by the Brazilian Central Bank has ample administration and liquidation powers, especially regarding the assessment and rating of credit. The liquidator may appoint and dismiss employees, determine their compensation, grant and terminate powers-of-attorney, propose actions and represent the institution in court or out of court. Under specific circumstances set forth by law, certain acts performed by the liquidator require the authorization of the Brazilian Central Bank, including to complete pending business, pledge or sell assets and file for bankruptcy.

The extrajudicial liquidation ceases, according to Article 19 of Law 6,024/1974: (i) by decision of the Brazilian Central Bank, in the following cases: (a) full payment of unsecured creditors; (b) change of the institution’s corporate purpose to an economic activity that is not part of the SFN; (c) transfer of the institution’s corporate control; (d) conversion into ordinary liquidation; (e) exhaustion of the institution’s assets through complete distribution of the proceeds among the creditors, even if the claims are not paid in full; or (f) illiquidity or difficult realization of the institution’s remaining assets, recognized by the Brazilian Central Bank; or (ii) if the institution is declared bankrupt. Only the liquidator can file for bankruptcy, subject to the authorization of the Brazilian Central Bank. Bankruptcy may be granted if the assets of the institution are not sufficient to cover at least half of the unsecured credit, or in case of grounded evidence of bankruptcy crimes.

Temporary Special Administration Regime (RAET)

The RAET is a resolution regime that does not interrupt or suspend the usual activities of institutions. RAET’s main effects include the removal of members of management from office and their replacement by a board or legal entity specialized in the area, with ample management powers.

The Brazilian Central Bank determines the duration of the RAET. Depending on the circumstances of each case, the RAET ceases, according to Article 14 of the Decree-Law 2,321/1987: (i) if the Brazilian government takes over the control of the institution due to social interest; (ii) in the event of conversion, merger, consolidation, spin-off or transfer of the institution’s control; (iii) once the institution resumes its usual activities; or (iv) upon the adjudication of extrajudicial liquidation of the institution.

The foregoing list of laws and regulations to which we are subject is not exhaustive and the regulatory framework governing our operations changes continuously. Although we do not believe that compliance with future laws and regulations related to the payment processing industry and our business will have a material adverse effect on our business, financial condition or results of operations, the enactment of new laws and regulations may increasingly affect the operation of our business, directly and indirectly, which could result in substantial regulatory compliance costs, litigation expense, adverse publicity, the loss of revenue and decreased profitability.

Repayment of Creditors in a Liquidation or Bankruptcy

Pursuant to the provisions of Law 11,101/2005, in the event of extrajudicial liquidation or bankruptcy of a financial institution, creditors are paid pursuant to a system of priorities. Pre-petition claims are paid on a pro rata basis in the following order, provided by Article 83 of Law 11,101/2005:

•        labor claims, capped at an amount equal to 150 times the minimum wages per employee, and claims relating to labor accidents;

•        secured claims up to the encumbered asset value;

•        tax claims, regardless of their nature and commencement of time, except tax penalties;

•        claims with special privileges;

•        claims with general privileges;

•        unsecured claims;

•        contractual fines and pecuniary penalties for breach of administrative or criminal laws, including those of a tax nature; and

•        subordinated claims.

Super-priority and post-petition claims (for example, costs related to the liquidation or bankruptcy procedure), as defined under Law 11,101/2005, are paid with preference over pre-petition claims.

Anti-Money Laundering

Our activities are subject to Brazilian laws and regulations relating to anti-money laundering, terrorism financing and other potentially illegal activities, or “AML/CFT.” These rules require financial and payment institutions to implement policies and internal procedures to monitor and identify suspicious transactions, which must be duly reported to the relevant authorities.

BCB Circular No. 3,978, of January 23, 2020, as amended, or “BCB Circular 3,978/2020,” which amended and restated the provisions related to the AML/CFT, require financial and payment institutions to:

•        identify consumers;

•        record transactions;

•        monitor events and report them to the Financial Activities Control Council (Conselho de Controle de Atividades Financeiras, or “COAF”;

•        conduct business with politically exposed persons;

•        establish and maintain relationships with financial institutions and foreign correspondents;

•        train employees; and

•        appoint the officer responsible for the implementation and enforcement of these measures.

BCB Circular 3,978/2020, as amended by Resolution No. 119 of July 27, 2021, adopted a risk-based approach for dealing with AML/CFT. The regulated institutions have discretion to determine which procedures will be adopted for each client, based on the internal risk assessment concerning the committing of crimes relating to money laundering and terrorism financing latent in their business.

Money laundering involves the transformation of unlawfully obtained funds into legitimate assets, obscuring the true origins of the money. This practice typically consists of three main stages: placement, layering, and integration. In Brazil, money laundering is a crime pursuant to Federal Law No. 9,613/98 (the “Brazilian Anti-Money Laundering Law”).

It also prohibits the concealment or dissimulation of the origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, and subjects the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises up to 10 years and monetary fines.

The Brazilian Anti-Money Laundering Law also created the COAF, which is the Brazilian entity responsible for overseeing the so-called “gatekeepers”. Under the Brazilian Anti-Money Laundering Law, “gatekeepers” are legal entities that are legally required to have enhanced anti-money laundering controls and are subject to reporting obligations in view of the potential money laundering risks associated with the activities they are involved in. These obligations include, for example, the requirement to report suspicious transactions and to maintain Know-Your-Client databases for their clients. Under the definition provided by the Brazilian Anti-Money Laundering Law, we are considered a “gatekeeper”, and are therefore subject to enhanced anti-money laundering requirements.

Sharing Information on Indications of Fraud

On October 4, 2023, the Brazilian Central Bank issued Resolution No. 343, or “BCB Resolution 343/2023,” establishing the necessary measures for sharing data and information on indications of fraud as established by CMN and Brazilian Central Bank Joint Resolution No. 6, of May 23, 2023, or “Joint Resolution 6/2023.”

Joint Resolution 6/2023 sets forth the requirements for sharing data and information on indications of fraud. In addition, BCB Resolution 343/2023 establishes that financial institutions, payment institutions and other institutions authorized to operate by the Brazilian Central Bank should consider signs of actual or attempted fraud in the following activities: (i) opening deposit accounts or payment accounts; (ii) providing payment services; (iii) maintaining deposit accounts or payment accounts; and (iv) contracting credit transactions.

The new rules also establish the minimum set of data and information that must be retained. In this context, records containing indications of actual or attempted fraud must contain (i) the identification of whoever perpetrated or attempted to perpetrate the fraud; (ii) a description of the indications of actual or attempted fraud; (iii) details of the institution responsible for recording the information; and (iv) details of the recipient account and its holder, if the activity is a payment service.

Fraud Prevention in the Provision of Payment Services

On September 23, 2021, the Brazilian Central Bank issued Resolution No. 142, or “BCB Resolution 142/2021,” which set forth measures to be adopted by institutions to prevent fraud in the provision of payment services by financial institutions, other institutions authorized to operate by the Brazilian Central Bank and payment institutions that are members of the SPB. According to Article 2 of BCB Resolution 142/2021, such institutions shall limit to a maximum of R$1,000.00 per deposit account or prepaid payment, the provision of payment services for the period from 8:00 pm to 6:00 am. Such limit may be changed at the consumer’s request, formalized in the channels of electronic service; however, the institution must establish a minimum period of 24 hours for the effecting the increase.

Subject to the guidelines provided by BCB Resolution 142/2021, institutions must implement:

•        procedures intended for the evaluation of the consumer prior to the offer of anticipation service of the settlement of receivables on the same date as the transaction under a payment arrangement of which participate; and

•        daily records of the occurrences of fraud or attempted fraud in the provision payment services, including the corrective measures adopted.

Based on these records, institutions must prepare a monthly report consolidating the occurrences and measures preventive and corrective measures adopted. This report should be forwarded to the audit and risk committees, the internal audit, the Executive Board and the Board of Administration, if any.

Politically Exposed Persons

BCB Circular 3,978/2020 and CVM Resolution 50/2021 define Politically Exposed Persons as any government agent who in the last five years have held or is holding, in Brazil or in foreign territories, relevant government positions, jobs or public office, as well as their representatives, family members and other closely related persons. Article 27 of BCB Circular 3,978/2020 and Article 1 of Annex A of CVM Resolution 50/2021 specifically list which government agents and persons fall under the definition of Politically Exposed Persons. This list must always be considered by financial and payment institutions and other institutions authorized to operate by the Brazilian Central Bank or the CVM.

Pursuant to BCB Circular 3,978/2020 and CVM Resolution No. 50, of August 31, 2021, as amended, or “CVM Resolution 50/2021,” payment and financial institutions and other institutions authorized to operate by the Brazilian Central Bank or the CVM are required to obtain sufficient information from their consumers to identify any Politically Exposed Persons from their consumer base and monitor their transactions accordingly.

BCB Circular 3,978/2020 and CVM Resolution 50/2021 establish that the internal procedures developed and implemented by the payment and financial institutions and other institutions authorized to operate by the Brazilian Central Bank or the CVM, subject to such regulation must be structured to enable the identification of Politically Exposed Persons and the origin of the funds for such consumers’ transactions.

Transactions with Related Parties

Paragraph 4, article 34 of Law 4,595/1964 as amended by Brazilian Federal Law No. 13,506, of November 13, 2017, as amended, or “Law 13,506/2017,” restricts financial institutions from conducting credit transactions with related parties. Pursuant to Article 2 of CMN Resolution 4,693/2018, the following persons are considered related parties of a financial institution for the purpose of such restriction:

•        its controlling shareholders (individuals or legal entities), pursuant to Article 116 of Brazilian Federal Law No. 6,404, of December 15, 1976, as amended, or “Brazilian Corporation Law”;

•        its officers and members of statutory or contractual bodies;

•        spouses, partners and blood relatives up to the second degree of the aforementioned individuals;

•        its individual shareholders with participation equal to or greater than 15% in its capital; and

•        its legal entities:

•        with participation equal to or greater than 15% in the financial institutions’ corporate capital;

•        in which capital stock the financial institution holds directly or indirectly stakes equal to or greater than 15%;

•        in which the financial institution holds effective operational control or relevance in the deliberations, regardless of the equity interest held; and

•        with a common officer or board member in relation to the financial institution.

Notwithstanding the general restrictions, the following credit transactions with related parties are allowed:

•        transactions carried out under market conditions, without additional benefits or privileges when compared to transactions executed with other consumers of the same profile of the respective institutions;

•        transactions performed with companies controlled by the Brazilian government, in the case of federal public financial institutions;

•        credit transactions whose counterparty is a financial institution that is part of the same prudential conglomerate, provided that they contain a contractual subordination clause, subject to the provisions of Article 10, V, of Law 4,595/1964, in the case of banking financial institutions;

•        interbank deposits;

•        obligations assumed between related parties as a result of liability imposed on clearinghouse participants or providers of clearing and settlement services authorized by the Brazilian Central Bank or by the CVM; and

•        other cases authorized by CMN Resolution 4,693/2018.

According to CMN Resolution 4,693/2018, all financial institutions must adopt internal policies regulating transactions with related parties.

Brazilian Federal Law No. 7,492, of June 16, 1986, as amended, or “Law 7,492/1986,” which regulates crimes against the SFN, criminalized the extension of credit by a financial institution to related parties in the cases not allowed by Law 4,595/1964 and CMN Resolution 4,693/2018.

Punitive Sanctions

Legal violations under Brazilian payments, banking and/or securities laws may lead to administrative, civil and criminal liability. Offenders may be separately prosecuted under all three legal spheres, before different courts and regulatory authorities, and face different sanctions with respect to the same legal offense.

Law 13,506/2017, BCB Resolution No. 131, of August 20, 2021, as amended, or “BCB Resolution 131/2021,” and CVM Resolution No. 45, of June 18, 2019, as amended, or “CVM Resolution 45/2021,” regulate administrative sanctioning proceedings as well as the various penalties, consent orders, injunctive measures, fines and administrative settlements imposed by the Brazilian Central Bank and the CVM.

Law 13,506/2017 establishes the following provisions:

•        sets fines imposed by the Brazilian Central Bank of up to R$2 billion or 0.5% of the entity’s revenue, arising from services and financial products provided in the year prior to the violation;

•        limits fines imposed by the CVM to the greater of the following amounts: R$50 million, twice the value of the irregular transaction, three times the amount of the economic gain improperly obtained or loss improperly avoided, or twice the damage caused by the irregular conduct. Repeat offenders may be subject to treble the amounts above;

•        provides for the suspension, disqualification and prohibition from engaging in certain activities or transactions in the banking or securities market for a period of up to 20 years;

•        temporarily bans offending individuals from serving in any managerial capacity for financial institutions;

•        imposes coercive or precautionary fines of up to R$100,000.00 per day, subject to a maximum period of 30 days in punitive fines;

•        defines the scope of the Brazilian Central Bank’s regulatory authority;

•        prohibits the offending institutions themselves from participating in the markets;

•        provides for a penalty of “public admonition” in place of “warning”, imposed by the Brazilian Central Bank;

•        empowers the Brazilian Central Bank to enter into cease-and-desist commitments;

•        empowers the Brazilian Central Bank and the CVM to enter into administrative agreements;

•        provides the CVM with the authority to ban the accused from contracting with official Brazilian financial institutions and participating in public bidding processes for a period of up to five years; and

•        redefines related party transactions.

Penalties may be aggregated, and are calculated based on the following factors: gains obtained or attempted to be gained by the offender; economic capability to comply; severity of the offense; actual losses; any recurrence of the offense; and the offender’s cooperation with the investigation.

Law 7,492/1986 provides a legal framework to hold controlling shareholders, officers and managers of a financial institution criminally liable. The regime under Law 7,492/1986 also covers interventionists, liquidators and real estate managers, in the context of interventions, extrajudicial liquidation or bankruptcy, respectively. Those found criminally liable under Law 7,492/1986 will be subject to detention and/or pecuniary fines.

Law No. 6,385/1976 also imposes imprisonment and/or fines for banking or securities infractions.

Internal Auditing

CMN Resolution No. 4,879 of December 23, 2020 (applicable to financial institutions), and Brazilian Central Bank Resolution No. 93, of May 6, 2021 (applicable to payment institutions), establish rules that govern internal audits at financial institutions and others authorized to operate by the Brazilian Central Bank. Pursuant to such rules, financial and payment institutions must implement and maintain internal audit functions compatible with the nature, size, complexity, structure, risk profile and business model of the respective institution. Such activity must be the responsibility of a specific department in the institution or institutions that are part of its financial conglomerate, directly subordinated to the board of directors or, if one does not exist, the board of executive officers or an independent auditor provided that such independent auditor is not in charge of auditing the institution’s financial statements or any other activity that may create a conflict of interest.

Independent Auditors and Audit Committee

Pursuant to CMN Resolution No., 4,910 of May 27, 2021, as amended, or “CMN Resolution 4,910/2021,” all financial institutions must be audited by independent auditors. The financial institutions may only hire independent auditors registered with the CVM and certified as experts in by the Brazilian Central Bank. After such auditors have issued opinions auditing the financial statements of a certain financial institution for up to five complete and consecutive fiscal years, such auditor’s team including managers, supervisors or any members with managerial positions, must be replaced. BCB Resolution No. 130, of August 20, 2021, as amended, or “BCB Resolution 130/2021,” applicable to payment institutions, also contains provisions in this regard.

CMN Resolution 4,910/2021 and BCB Resolution 130/121, respectively, require financial institutions (and other institutions licensed to operate by the Brazilian Central Bank) and payment institutions to implement an individual audit committee or an unified audit committee for its conglomerate, as the case may be, if they, according to Article 8 of CMN Resolution 4,910/2021, (i) are registered as a publicly-held company; (ii) are leaders of a prudential conglomerate classified in Segment 1 (S1), Segment 2 (S2) or Segment 3 (S3), according to specific regulations; or (iii) meet the criteria set forth in the specific regulation classified as S1, S2 and S3.

Ombudsman

Pursuant to CMN Resolution No. 4,860 and BCB Resolution No. 28, both issued on October 23, 2020, financial and payment institutions, respectively, must (i) create an ombudsman department (individually for the institution or unified for its conglomerate) compatible with the nature and complexity of the institutions’ products, services, activities, processes and systems to establish an independent communication channel with their consumers; and (ii) appoint individuals as an ombudsman and an ombudsman officer (who can also be the ombudsman himself).

The ombudsman department has the following main responsibilities, according to Articles 6 and 12 of CMN Resolution No. 4,860: (i) receiving, recording, instructing, analyzing and providing formal and adequate attention to claims from consumers and users of the institution’s products and services; (ii) providing clarification regarding the status of a claim and information as to when a response is expected to be given; (iii) sending a final answer within the applicable deadline; (iv) keeping the board of directors or, if one does not exist, the board of executive officers, informed of the problems and shortcomings detected in the performance of its duties and the results of the actions taken by the institution’s officers to resolve them; and (v) preparing and sending, to the internal audit department, to the audit committee (if one exists), and to the board of directors (or if one does not exist, to the board of executive officers), a semiannual quantitative and qualitative report on the ombudsman department’s activities and its performance.

Whistleblowing and Hotline

Pursuant to CMN Resolution No. 4,859, of October 23, 2020, financial institutions and other institutions licensed to operate by the Brazilian Central Bank are required to have a whistleblower hotline (canal de denúncias), through which their employees, consumers, contractors, users and/or suppliers may anonymously report situations involving potential illicit activities of any nature related to the institution’s activities. Accordingly, financial institutions are required to appoint a responsible department for forwarding all reported events to the appropriate departments for further handling. This department is also required to prepare reports semi-annually detailing, at least, the following information relating to each reported event: (i) number of reported events and their nature; (ii) the departments that handled them; and (iii) the average timeframe and relevant measures adopted to solve them. Such reports must be approved by the board of directors of the institution or, if one does not exist, the institution’s board of executive officers and made available to the Brazilian Central Bank for at least 5 years.

Foreign Investment in Brazilian Financial Institutions

According to Decree No. 10,029, of September 26, 2019, as amended, or “Decree 10,029/2019,” of direct or indirect foreign investments in voting or non-voting equity interest in Brazilian financial institutions by any individual or legal entity, regardless of the nationality, requires prior approval of the Brazilian Central Bank. Following the enactment of Decree 10,029/2019, the Brazilian Central Bank published, on January 22, 2020, Circular No. 3,977, or “BCB Circular 3,977/2020,” which generally recognized as an interest of the Brazilian government the foreign holding of equity or increase in equity interest in any financial institution headquartered in Brazil (which is still subject to the same requirements and procedures applicable to the acquisition of equity in any Brazilian financial institution), as well as the opening of any local branch of foreign financial institutions.

Until the enactment of such rules, the execution of such investments was subject to the enactment of a specific presidential decree on a case-by-case basis.

Corporate Interest Held by Financial Institutions in Other Legal Entities

Pursuant to CMN Resolution 5,043/2022, financial institutions may only, directly or indirectly, hold equity interest in other legal entities (incorporated locally or offshore) that supplement or subsidize their activities, provided that they obtain prior authorization from the Brazilian Central Bank and that the invested entity does not hold, directly or indirectly, equity of the referred financial institution. However, according to Article 2 of CMN Resolution 5,043/2022, this requirement does not apply to (i) equity interests typically held in the investment portfolios by investment banks, development banks, development agencies (agências de fomento) and multiservice banks with investment or development portfolios; and (ii) temporary local equity interests not registered as permanent assets and not subject to consolidation by the financial institution.

Change of Corporate Control and Qualified Equity Interest

Pursuant to the provisions of CMN Resolution 4,970/2021 (applicable to financial institutions, such as PicPay Bank, PicPay Invest and Crednovo) and the provisions of BCB Resolution 81/2021 (applicable to payment institutions, such as PicPay Brazil), the change, transfer or modification of the control of financial or payment institutions authorized by the Brazilian Central Bank must be submitted to the prior approval of the Brazilian Central Bank in accordance with the above mentioned regulations and such change, transfer or modification shall only be effected after such approval is duly obtained.

In addition, pursuant to the above mentioned rules, if an individual or legal entity acquires, directly or indirectly, a qualified equity interest (i.e., 15% or more of the voting equity interest or 10% or more of the total equity interest) or expands qualified equity interest previously acquired, such acquisitions shall be notified to the Brazilian Central Bank, which has the right to request documents and information, as well as order that the acquisition be regularized or undone in case of any irregularities.

Open Finance

According to CMN and Brazilian Central Bank Joint Resolution No. 1, of May 4, 2020, as amended, Open Finance is the standardized sharing of data, products and services by financial institutions, payment institutions and other institutions licensed to operate by the Brazilian Central Bank, at their consumers’ discretion, through the opening and integration of their systems. Therefore, Open Finance is considered by the Brazilian Central Bank as an important tool for innovation in the financial and payments markets, and is expected to make such sectors more efficient, inclusive and competitive.

Open Finance is under gradual legal, operational and technological development and implementation in Brazil, according to certain stages defined by the Brazilian Central Bank, which are still ongoing. Consequently, some of the applicable requirements and standards that will need to be complied with by Open Finance participants are still under discussion and preparation by a self-regulatory body created specifically for this purpose, as well as by the Brazilian Central Bank itself.

Regulation on Payment Arrangement Receivables

On June 27, 2019, the CMN enacted Resolution No. 4,734, or “CMN Resolution 4,734/2019,” and the Brazilian Central Bank issued Resolution No. 264 on November 25, 2022, or “BCB Resolution 264/2022,” which impose new regulations regarding (i) the prepayment and discount operations related to receivables from credit and debit payment instruments issued under the Brazilian Payment System (SPB); (ii) credit transactions guaranteed by such receivables; and (iii) the creation of liens and encumbrances on such receivables. With this regulatory framework, the Brazilian Central Bank sought to provide greater efficiency and security for the prepayment, discount and credit transactions guaranteed by receivables from payment arrangements, increasing competition and thus reducing the cost of credit.

CMN Resolution 4,734/2019 and BCB Resolution 264/2022 introduced a number of relevant changes to transactions involving receivables from credit and debit cards, including to the prepayment of such receivables by acquirers, which are subject to new procedures, as well as to the assignment of these receivables. Credit transactions guaranteed by these receivables are also covered by the new regulations and new rules and procedures have been created for the creation of liens and encumbrances on the receivables.

BCB Resolution 264/2022 deals in particular with the procedures for the registration of receivables from credit and debit cards. BCB Resolution 264/2022 requires a convention among market infrastructures, which guarantee the uniqueness of the receivables as financial assets that can be registered, interoperability, exchange of information between registration systems and participants in the structure.

With the enactment of CMN Resolution 4,734/2019 and BCB Resolution 264/2022, the Brazilian Central Bank sought to increase transparency and competition in the use and acquisition of receivables from payment arrangements in credit transactions.

Foreign Exchange

On December 30, 2021, Brazilian Federal Law No. 14,286, or the “New Foreign Exchange Law,” was published and entered into effect on December 31, 2022. Such law regulates Brazilian capital abroad and foreign capital in the country.

The main purpose of the New Foreign Exchange Law is to regulate the Brazilian FX market, which is subject to complex regulation, as well as correct certain inconsistencies, modernize the system and enhance innovation and competition.

According to the Brazilian Central Bank, the new legislation has a positive impact on the attraction of foreign capital, both for investment in the financial and capital markets and for direct investment, including long-term investments and investments in infrastructure projects and concessions. In addition to greater international insertion, the New Foreign Exchange Law contributes to a greater use of the Brazilian real internationally, facilitating the use of the domestic currency in international financial operations, such as the permission for the entry and remittance of payment orders in Brazilian reais from Brazilian reais denominated accounts of foreign institutions held in banks located in Brazil.

The new legislation also consolidates more than 40 legal provisions issued over the last 100 years, which previously totaled more than 400 articles (many of which contained archaic language). The new legislation is more concise, with 29 articles and has an updated language, which is expected to bring more legal certainty to this subject. Additionally, the New Foreign Exchange Law seeks the simplification of the operational and legal structures of foreign exchange market participants, with more efficiency in the operations and provision of certain information as determined by the Brazilian Central Bank.

Moreover, pursuant to article 15 of the New Foreign Exchange Law, Brazilian financial institutions will also be allowed to allocate, invest and use the funds raised in Brazil and abroad, with the purpose to carry out credit and financing transactions, both in Brazil and abroad, provided that the regulatory and prudential requirements established by the CMN and by the Brazilian Central Bank are observed.

In addition, the rules for transactions carried out by individuals will also be subject to certain changes, such as the permission for individuals to trade foreign individuals on an occasional, non-professional basis, with a limit of up to US$500.00, as provided by Article 19 of the New Foreign Exchange Law which is currently forbidden. Also, the amount that travelers entering or leaving Brazil must declare they have in cash, was also increased to US$10,000, or its equivalent in other currencies, as provided by paragraph 1, Article 14, of the New Foreign Exchange Law.

In order to regulate the New Foreign Exchange Law, CMN issued Resolution No. 5,042, that came into force on December 31, 2022, with the purpose to establish general guidelines applicable to the foreign exchange transactions. The = Brazilian Central Bank also issued Resolutions No. 277, 278, 279, 280 and 281, which came into force on December 31, 2022. Furthermore, certain provisions of BCB Resolution No. 348, which was published on October 19, 2023, came into effect on November 1, 2023. This resolution superseded certain transitional provisions that were previously set forth in BCB Resolution No. 281.

E-Commerce, Data Protection and Taxes

In addition to regulations affecting digital payment schemes, our subsidiaries are also subject to laws relating to internet activities, e-commerce and data protection, as well as consumer protection laws, tax laws and other regulations applicable to Brazilian companies generally. Internet activities in Brazil are regulated by Brazilian Federal Law No. 12,965, of April 23, 2014, as amended, known as the Brazilian Civil Rights Framework for the internet, which embodies a substantial set of rights of internet consumers, and obligations relating to internet service providers. This law exempts intermediary platforms such as PicPay Brazil from liability for user generated content in certain cases. On the other hand, this law provides for penalties (including fines) in case of non-compliance.

The laws and regulations applicable to the Brazilian digital payments industry are subject to ongoing interpretation and change, and our digital payments business may become subject to regulation by other authorities.

Consumer Protection Laws

We are subject to several laws and regulations designed to protect consumer rights, most importantly, Brazilian Federal Law No. 8,078, of September 11, 1990, as amended (Código de Defesa do Consumidor) or the Consumer Protection Code, which sets forth the legal principles and requirements applicable to consumer relations in Brazil. This law regulates, among other things, commercial practices, product and service liability, strict liability of the supplier of products or services, reversal of the burden of proof to the benefit of consumers as the hypo sufficient party, the joint and several liability of all companies within the supply chain, abuse of rights in contractual clauses, advertising and information on products and services offered to the public. The Consumer Protection Code further establishes the consumers’ rights to access and modify personal information collected about them and stored in private databases. These consumer protection laws could result in substantial compliance costs.

Consumer and User Relations

On October 18, 2021, the Brazilian Central Bank issued Resolution No. 155, or “BCB Resolution 155/2021,” which sets forth rules and procedures regarding the relationship with consumers and users of products and services by payment institutions authorized to operate by the Brazilian Central Bank. Such new resolution became effective on October 1, 2022.

BCB Resolution 155/2021 establishes certain new rules, which mainly have the purpose to ensure a fair and equitable treatment at all stages of the relationship with institutions that provide financial and payments services, as well as an alignment between the service providers’ and consumers’ interests.

Pursuant to BCB Resolution 155/2021, payment institutions authorized to operate by the Brazilian Central Bank must also draft and implement an institutional policy for their relationship with consumers. This new policy must consolidate guidelines, strategic objectives and organizational values to ensure that its activities are guided by ethical principles, accountability, transparency and diligence. Moreover, BCB Resolution 155/2021 provides that payment institutions authorized to operate by the Brazilian Central Bank must appoint to a director that will be responsible for compliance with the obligations provided by BCB Resolution 155/2021.

Finally, BCB Resolution 155/2021 sets forth other obligations of payment institutions authorized to operate by the Brazilian Central Bank, such as observing transparency and suitability rules, which are aligned with certain requirements already established for financial institutions.

Data Privacy and Protection

Consumer accounts on our digital platform are subject to data protection under the Brazilian Civil Rights Framework for the internet, bank secrecy laws (Complementary Law 105/01 c/c/ Article 17 of CMN Resolution 4,282/2013) and the Brazilian Federal Law No. 13,709, of August 14, 2018, as amended (Lei Geral de Proteção de Dados Pessoais), or “LGPD.” We are also subject to intellectual property rules, and to tax laws and related obligations such as the rules governing the sharing of consumer information with tax and financial authorities. It is unclear whether the tax and regulatory authorities would seek to obtain information regarding our consumers. Any such request could come into conflict with the data protection rules, which could create risks for our business.

The Brazilian Civil Rights Framework for the internet establishes principles, guarantees, rights and duties for the use of the internet in Brazil, including regulation about data privacy for internet consumers.

The LGPD establishes detailed rules to be observed in the maintenance and processing of personal data and provides, among other measures, rights to the holders of personal data, cases in which the processing of personal data is allowed, obligations and requirements relating to security incidents involving personal data and the transfer and sharing of personal data.

The LGPD further establishes penalties for non-compliance with its provisions, ranging from a warning and exclusion of personal data treated in an irregular way to fines or the prohibition from processing personal data. The LGPD also authorizes the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados — “ANPD”), an authority that oversees the compliance with the rules on data protection.

Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could seriously harm our business, financial condition or results of operations.

Bank Secrecy

Brazilian financial and payment institutions are subject to bank secrecy rules, pursuant to Supplementary Law No. 105, of January 10, 2001, as amended. These institutions are required to maintain the secrecy of their transactions and services, except for certain events, including: (i) disclosure of confidential information upon the express consent of the interested parties; (ii) exchange of information between financial institutions for recording purposes; (iii) remittance of record information to credit protection agencies related to drawers of bad checks and borrowers in default; (iv) communication of criminal or administrative offenses to competent authorities; and (v) if the they are responsible for withholding and paying contributions, remittance of information to the Brazilian Internal Revenue Office required to identify taxpayers and global amounts involved in their transactions.

Recent Developments on Revolving Credit (Crédito Rotativo) Regulations

Over the past few years, several bills of law with the purpose to regulate the limitation revolving credit (crédito rotativo) and other types of credit applied on the financing of the outstanding balance of credit card invoices in Brazil have been presented in the National Congress, since the general perception is that this type of credit significantly burdens the consumer of financial services in Brazil (according to data provided by the Brazilian Central Bank, revolving credit rates in June 2022, averaged 440% per annum).

In this context, on October 3, 2023, Brazilian Federal Law No. 14,690, or “Law 14,690/2023,” determined that credit card issuers must submit for the approval of the CMN any regulations that limit the interest and financial fees charged over the outstanding balance of credit cards invoices, in the categories of revolving credit (crédito rotativo) and installment credit (parcelado). If such limits are not approved within a maximum period of 90 days as of the date of publication of the law, the total amount charged as interest and financial fees will be limited to the original amount of the debt.

With the enactment of Law 14,690/2023, it is expected that the CMN and the Brazilian Central Bank will revoke the current regulations applicable to financing of the outstanding balance of credit card invoices, replacing it with a new rule that will regulate, among other matters: (i) the obligation of issuers to submit a proposal for self-regulation of the limitation for approval; (ii) the application of the limitation provided by Law 14,690/2023 to issuers that do not submit to the approved self-regulation; and (iii) the obligation of self-regulation to be annually reviewed.

Considering that Law 14,690/2023 specifically establishes a global cap in interest rates, which shall be limited to the total amount of the debt, relevant stakeholders are currently drafting a self-regulation proposal based on the assumption that some cap must be established for self-regulations in connection with revolving and installment credit related to the financing of the outstanding balance of credit card invoices. According to recent discussions, this global cap established in self-regulations issued by self-regulating bodies will either be equivalent to or slightly higher than the minimum cap provided by Law 14,690/2023, in order to incentivize adhesion to the self-regulation.

In light of the above, we understand that we will be either: (i) required to comply with the general limitation provided by Law 14,690/2023 for interest rates charged in the context of revolving credit facilities (i.e., 100% of the principal amount of the cardholder’s debt); or (ii) need to comply with the self-regulation to be submitted to the CMN and the Brazilian Central Bank, which may provide for tiered limitations based on the amount of installment payments.

Management

We are managed by our board of directors and by our senior management, pursuant to our Articles of Association and the Companies Act.

Board of Directors

We are currently reviewing the composition of our board of directors and our corporate governance practices in light of this offering and applicable requirements of the SEC and Nasdaq. In subsequent filings with the SEC, we will update any relevant disclosure herein as appropriate.

Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed him or her, or, if no term is fixed on the appointment of the director, until the earlier of his or her death, resignation or removal. Our directors do not have a retirement age requirement under our Articles of Association. The members of our board of directors hold office until the next annual general meeting.

We do not have any severance agreements with our executive directors that provide benefits upon termination of employment.

The following table sets forth certain information in respect of the current members of our board of directors:

Name	Age	Position
José Antonio Batista Costa	39	Chairman
Raul Francisco Moreira	52	Director
Camila Farani Lima Porreca	42	Director(1)
Jackson Ricardo Gomes	66	Director(1)

____________

(1)      Independent director pursuant to Nasdaq listing rules.

The following is a brief summary of the business experience of each of our directors. The business address of our board of directors is P.O. Box 309, Ugland House, Grand Cayman KYI-1104, Cayman Islands.

José Antonio Batista Costa has served as our Chief Executive Officer and as a member of our board of directors since February 2021 (and as its chairman since July 2023). Previously, he served as Chief Executive Officer of PicPay Brazil and chairman of the board of directors of PicPay Brazil. Prior to that, Mr. Batista served in different management capacities where he led multi-disciplinary teams and was responsible for strategic performance, finance and logistics in the investment and food industries, acting as Chief Financial Officer of PicPay Brazil in 2018, vice-president of logistics and supply chain of JBS USA Food Company in 2018 and as an executive officer of JBS S.A. from 2011 to 2015. He has served as a member of the board of directors at Banco Original, Eldorado Brasil Celulose S.A. and Flora Produtos de Higiene. Mr. Batista holds a degree in business administration from Universidade Paulista — UNIP and is a professional investor (investidor profissional) under Brazilian law.

Raul Francisco Moreira has served as a member of our board of directors since April 2021 and is a member of our audit committee. He is also a member of the board of directors of Banco Original and officer of Crednovo and Instituto J&F. Mr. Moreira served as executive officer of Banco Original in charge of information technology, products, operations and open banking until December 2020. From January 2017 to December 2018, he served as Chief Executive Officer of Alelo S.A. From September 2012 to January 2017, he worked at Banco do Brasil, where he served as vice-president of retail from February 2015 to January 2017. During his career, Mr. Moreira has worked on various projects in the Brazilian electronic payments and digital solutions sector, including the creation of the payment scheme settlor Elo and the launch of various companies such as Livelo, a loyalty program company created by Bradesco and Banco do Brasil, Stelo, a digital payments company, Veloe, a payment app for tolls, shopping malls and parking lots, and Cateno, a payment processing company created by Banco do Brasil and Cielo. He has also served as chairman of the board of directors of Cielo and BB Seguridade and member of the board of directors of Elo Participações. Mr. Moreira holds a bachelor’s degree in information technology management from Unisul SC.

Camila Farani Lima Porreca has served as an independent member of our board of directors since February 2021 and is a member of our audit committee. She is also President of G2 Capital, Venture Partner at GAA Investment, Co-founder of Mulheres Investidoras Anjo — MIA (Women Angel Investors) and Founder and Board Member of Grupo Boxx. Ms. Farani is also an award winning Brazilian angel investor, panelist on Shark Tank Brazil, columnist for Forbes, Gazeta do Povo and Estadão and the founder of INNovaty Business Intelligence. Previously, Ms. Farani served in different management capacities as President of Gavea Angels from 2016 to 2018, Chief Entrepreneur Officer at Sementi Fresh Food from 2014 to 2016, President of Associação Comercial do Rio de Janeiro — ACRJ from 2015 to 2016, Co-founder of Lab22 from 2012 to 2016, Board Member and Angel Investor of Gavea Angels from 2010 to 2015, Board Member of Committee of Young Entrepreneurs from 2012 to 2014, Founder of Farani Fresh Food from 2009 to 2014, Co-founder of Tabaco Café from 1996 to 2012, Co-founder and CEO of Verdano Fresh Foods from 2010 to 2011. Ms. Farani holds a law degree and MBA in Marketing from Pontificia Universidade Católica do Rio de Janeiro — PUC RJ, and specializations in Strategy and Innovation from the Massachusetts Institute of Technology High Growth Business Management from Babson College, Consumer Development from Stanford University, and Women’s Leadership from Fundação Dom Cabral and Smith College’s Executive Education for Women.

Jackson Ricardo Gomes has served as an independent member of our board of directors since March 2021 and is a member of our audit committee. He has worked in the banking industry for more than 35 years, currently serving as board member and advisor in new digital financial companies (fintechs) and as angel investor in startups in Brazil and Portugal. Mr. Gomes worked at Banco Original from 2013 to 2016, serving as Chief Executive Officer from 2015 to 2016. Previously, he was responsible for the implementation of the risk management, compliance and control divisions at Banco Itaú, where he worked for more than 20 years. Mr. Gomes has participated in several working groups organized by the IIF — International Institute of Finance to discuss Basel 2 and 3 regulations with the banking authorities at the BIS, from 2000 to 2011. Mr. Gomes holds an MBA from the University of Chicago Booth School of Business and an aeronautics engineering degree from the Aeronautical Institute of Technology in Brazil.

Executive Officers

Our executive officers are responsible for the day-to-day management of our business and for implementing the general policies and directives established by our board of directors. Our executive officers were appointed by our board of directors and/or our sole shareholder for an indefinite term.

The following table lists our current executive officers:

Name	Age	Position
José Antonio Batista Costa	39	Chief Executive Officer
Francisco José Pereira Terra	54	Chief Financial Officer
Eduardo Chedid Simões	53	Chief Operating Officer

The following is a brief summary of the business experience of our executive officers. The business address of our executive officers is Av. Manuel Bandeira, 291, Block A, 2nd floor, São Paulo, SP, 05317-020, Brazil.

José Antonio Batista Costa has served as our Chief Executive Officer and as a member of our board of directors since February 2021 (and as its chairman since July 2023). For more information regarding Mr. José Antonio Batista Costa, see “— Board of Directors.”

Francisco José Pereira Terra has served as our Chief Financial Officer since August 2023. He is also PicPay Brazil’s Chief Financial Officer. Mr. Terra started his banking career at Banco Citibank in 1988, going through several different areas. In 2005, he started to work at Banco Ibi S.A. Banco Múltiplo as Controller and remained in this position until 2008, when he assumed the position of Controller and Financial Planning Director. In 2009 the bank was acquired by Banco Bradesco S.A., whereby its name was changed to Banco Bradescard S.A. On that occasion, he was promoted to Officer, and in March 2020 he became an Officer of Banco Bradesco S.A. Mr. Terra also served as a member of the board of directors of Cielo (2014 – 2023), Livelo Brasil (2019 – 2023), Alelo Brasil (2019 – 2023), Banco Digio (2018 – 2021) and Crediare S.A. (2014 – 2021).

Eduardo Chedid Simões has served as our Chief Operating Officer since August 2023. He also serves as the Chief Executive Officer of PicPay Brazil since 2022, having previously served as Chief Operating Officer of PicPay Brazil in the same year. Mr. Chedid joined PicPay Brazil in January 2021 as Executive Vice President of Financial Services. He has almost 30 years of experience in the financial services and payments sector, being responsible for the acquisition of companies such as Credicard (at the time, the largest Brazilian credit cards issuer), VISA Inc. (both in Brazil and the USA) and Cielo (a top five acquiring company in the world at the time) as well as fintechs such as Elo (a Brazilian payment system company). He was also the Chief Executive Officer of Elo for 6 years and Commercial Vice President at Cielo. Mr. Chedid also served as a Vice President of Visa and as a Director of Credicard. With his

vast experience, He was also a member of the board of directors of ABECS, the Brazilian Association of Credit Card Companies and Services, from 2015 to 2021. Mr. Chedid holds a bachelor’s degree in Business Administration from EAESP Fundação Getúlio Vargas.

Family Relationships

Mr. José Antonio Batista Costa is a nephew of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders. See “Principal Shareholders.”

Committees

Audit Committee

PicS has an audit committee, which consists of Mr. Jackson Ricardo Gomes, Ms. Camila Farani Lima Porreca and Mr. Raul Francisco Moreira. Our audit committee assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Jackson Ricardo Gomes serves as chairman of the audit committee. In addition, our audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee consists exclusively of members of our board of directors who are financially literate. Mr. Jackson Ricardo Gomes is considered an “audit committee financial expert” as defined by the SEC.

Our board of directors has determined that Mr. Jackson Ricardo Gomes and Ms. Camila Farani Lima Porreca satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. SEC and Nasdaq rules with respect to the independence of our audit committee require that all members of our audit committee must meet the independence standard for audit committee membership within one year of the effectiveness of the registration statement for our initial public offering.

The audit committee is governed by a charter that complies with Nasdaq rules. The audit committee is responsible for, among other matters:

•        the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;

•        pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•        reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;

•        obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and us consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;

•        confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;

•        reviewing with management and the independent auditor, in separate meetings whenever the audit committee deems appropriate, any analyses or other written communications prepared by the management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and our other critical accounting policies and practices;

•        reviewing, in conjunction with our Chief Executive Officer and Chief Financial Officer, our disclosure controls and procedures and internal control over financial reporting;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•        approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee meets as often as it determines is appropriate to carry out its responsibilities, but in any event, meets at least four times per year.

Foreign Private Issuer Status

PicS will be considered a “foreign private issuer” under U.S. securities laws and Nasdaq listing rules. Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. Upon completion of this offering, we intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:

•        the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present;

•        the requirement under Section 5605(d) of Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

•        the requirement under Section 5605(e) of Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors; and

•        the requirement under Section 5635(d) of Nasdaq listing rules that a listed issuer obtain stockholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale.

Cayman Islands law does not impose a requirement that our independent directors meet regularly without other members present or that we obtain shareholder approval prior to issuing or selling securities that equal 20% or more of our outstanding common stock or voting power. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.

Controlled Company Exemptions

J&F Participações will beneficially own 100% of our Class B common shares, which will represent approximately            % of the combined voting power of our outstanding share capital following this offering, assuming no exercise of the underwriters’ option to purchase additional shares. Accordingly, we expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under Nasdaq rules, a “controlled company” (which is a company of which more than 50% of the voting power is held by an individual, group or another company) may elect not to comply with certain Nasdaq corporate governance standards, including the requirements that (1) a majority of the board of directors consist of independent directors, (2) the board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) the board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. If we were to lose our foreign private issuer status but remain a controlled company, we may elect in the future to avail ourselves of the “controlled company” exemptions under Nasdaq corporate governance rules. Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

Compensation of Directors and Officers

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis, and we have not otherwise publicly disclosed this information elsewhere.

Our directors and executive officers receive fixed and may receive variable compensation. They also receive benefits in line with market practice. The fixed component of their compensation is set on market terms and may be adjusted annually.

For the years ended December 31, 2022 and 2021, our directors and executive officers received total compensation of R$10.5 million and R$11.1 million, respectively, for services in all capacities.

Long-Term Incentive Plan

On August 12, 2021, our board of directors approved our Long-Term Incentive Program, which is applicable to us and our subsidiaries.

The purpose of our Long-Term Incentive Program is to: (1) incentivize the long-term commitment of its beneficiaries to us; (2) attract and retain the leading professionals by offering incentives that are aligned with our continued growth; and (3) provide us with a competitive advantage in the market when hiring talent.

Any of ours or our affiliates’ employees, board members, executives officers or other members elected by our chief executive officer and board of directors, on a discretionary basis, may be beneficiaries under our Long-Term Incentive Program.

In connection with our Long-Term Incentive Program, beneficiaries will be granted rights to a percentage of our total shares, which will be delivered individually to participants upon the successful completion of our initial public offering or a private placement of our shares (i.e., a non-public offering).

The percentage of our total shares that may be granted to beneficiaries will be defined on a discretionary basis by our chief executive officer and the maximum aggregate number of shares that may be issued pursuant to awards under our Long-Term Incentive Program is equivalent to 2% of our total capital stock immediately following this offering.

Share awards are scheduled to vest in five equal annual installments and beneficiaries will receive our Class A common shares. If an employee terminates their employment with us prior to the end of any vesting period, the employee will forfeit the right to receive any unvested shares.

Directors’ and Officers’ Insurance

We provide civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.

Share Ownership

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in the section entitled “Principal Shareholders.”

Principal Shareholders

The following tables and accompanying footnotes presents information relating to the beneficial ownership of our Class A common shares and Class B common shares: (1) immediately prior to the completion of this offering; (2) following the sale of Class A common shares in this offering, assuming no exercise of the underwriters’ option to purchase additional common shares; and (3) following the sale of Class A common shares in this offering, assuming the underwriters’ option to purchase additional common shares is exercised in full, by:

•        each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares;

•        each of our directors and executive officers individually; and

•        all of our directors and executive officers as a group.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A common shares or Class B common shares shown as beneficially owned by the shareholder in the table.

The percentages of beneficial ownership in the table below are calculated on the basis of the following numbers of shares outstanding:

•        immediately prior to the completion of this offering:            Class A common shares and            Class B common shares;

•        following the sale of Class A common shares in this offering, assuming no exercise of the underwriters’ option to purchase additional common shares:            Class A common shares and            Class B common shares; and

•        following the sale of Class A common shares in this offering, assuming exercise in full of the underwriters’ option to purchase additional Class A common shares:            Class A common shares and            Class B common shares.

Unless otherwise indicated below, the address for each beneficial owner is c/o PicPay Brazil, Av. Manuel Bandeira, 291, Block A, 2nd floor, São Paulo, SP, 05317-020, Brazil.

Immediately Prior to this Offering

Shareholder	Shares Outstanding						% Voting Power(1)
	Class A common shares		Class B common shares		Total
	Shares	%	Shares	%	Shares	%
5% Shareholders
J&F International(2)
Executive Officers and Directors
José Antonio Batista Costa
Raul Francisco Moreira
Camila Farani Lima Porreca
Jackson Ricardo Gomes
Francisco José Pereira Terra
Eduardo Simões Chedid
All directors and executive officers as a group (6 persons)

____________

(1)      Percentage of total voting power represents voting power with respect to the aggregate voting power of all of our Class A common shares and our Class B common shares combined. Holders of our Class B common shares are entitled to 10 votes per share, and holders of our Class A common shares are entitled to one vote per share.

(2)      J&F International B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law, is a wholly-owned subsidiary of J&F Participações, a Brazilian holding company. J&F Participações is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders. For more information about the shareholders’ agreement of J&F Participações, see “— Shareholders’ Agreement of J&F Participações.” The address of J&F International is Gondel 1, 1186 MJ Amstelveen, the Netherlands.

For additional information regarding our ultimate controlling shareholders, see “Risk Factors — Risks Relating to Our Business and Industry — We are subject to reputational risk in connection with legacy proceedings involving our ultimate controlling shareholders, which may materially adversely impact our business and prospects and damage our reputation and image.”

Immediately Following this Offering

Assuming no exercise of the underwriters’ option to purchase additional common shares:

Shareholder	Shares Outstanding						% Voting Power(1)
	Class A common shares		Class B common shares		Total
	Shares	%	Shares	%	Shares	%
5% Shareholders
J&F International
Executive Officers and Directors
José Antonio Batista Costa
Raul Francisco Moreira
Camila Farani Lima Porreca
Jackson Ricardo Gomes
Francisco José Pereira Terra
Eduardo Simões Chedid
All directors and executive officers as a group (6 persons)

____________

(1)      Percentage of total voting power represents voting power with respect to the aggregate voting power of all of our Class A common shares and our Class B common shares combined. Holders of our Class B common shares are entitled to 10 votes per share, and holders of our Class A common shares are entitled to one vote per share.

Assuming the underwriters’ option to purchase additional common shares is exercised in full:

Shareholder	Shares Outstanding						% Voting Power(1)
	Class A common shares		Class B common shares		Total
	Shares	%	Shares	%	Shares	%
5% Shareholders
J&F International
Executive Officers and Directors
José Antonio Batista Costa
Raul Francisco Moreira
Camila Farani Lima Porreca
Jackson Ricardo Gomes
Francisco José Pereira Terra
Eduardo Simões Chedid
All directors and executive officers as a group (6 persons)

____________

(1)      Percentage of total voting power represents voting power with respect to the aggregate voting power of all of our Class A common shares and our Class B common shares combined. Holders of our Class B common shares are entitled to 10 votes per share, and holders of our Class A common shares are entitled to one vote per share.

The holders of our Class A common shares and Class B common shares have identical rights, except that holders of Class B common shares (i) are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share (ii) has certain conversion rights and (iii) is entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. Each Class B common share is convertible into one Class A common share. However, our Class A common shares are not convertible into Class B common shares under any circumstances. For more information see “Description of Share Capital — Preemptive or Similar Rights” and “Description of Share Capital — Conversion.”

Shareholders’ Agreement of J&F Participações

Currently, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista each directly own 50% of the total capital stock of J&F Participações.

On March 4, 2022, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista entered into a shareholders’ agreement in respect of their interest in J&F Participações’ capital stock, or the “J&F shareholders’ agreement,” with J&F Participações as intervening and consenting party. This agreement, which governs their relationship as shareholders of J&F Participações, has a ten-year term and also grants certain rights to the shareholders, among other matters.

The following is a summary of certain terms of the J&F shareholders’ agreement:

Principles

Pursuant to the J&F shareholders’ agreement, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista have agreed to exercise their rights as shareholders of J&F Participações, particularly their voting rights, in order to ensure the terms of the J&F shareholders’ agreement are fulfilled and in furtherance of the following principles:

•        the management of the J&F Participações must be carried out by qualified and experienced professionals, who must be duly qualified for the positions they hold;

•        J&F Participações’ strategic decisions must seek to grow its business and maximize the return on investments to its shareholders, in accordance with prudent management practices;

•        J&F Participações’ management must always seek the highest levels of profitability, efficiency and competitiveness, in accordance with applicable legislation; and

•        J&F Participações’ management must comply with all monetary, social security, labor and environmental standards, including standards relating to safety and hygiene at work, with respect to J&F Participações’ management, employees, agents and third-party subcontractors.

Prior Meetings

Pursuant to the J&F shareholders’ agreement, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista have agreed that they will convene a meeting between them to agree their votes at any general meeting of J&F Participações’ shareholders unless they previously agree such votes in writing.

Management

Pursuant to the J&F shareholders’ agreement, the management of J&F Participações must comprise a minimum of two and a maximum of five officers who must be elected during the general shareholders’ meeting for three-year terms.

Pledges

Neither of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista may pledge, directly or indirectly, their shares of J&F Participações, except upon the prior written consent of the other shareholder.

Preemptive Rights

Pursuant to the J&F shareholders’ agreement, in the event that either Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista seeks to sell, assign, transfer or in any way divest all or a portion of his shares of J&F Participações and receives a proposal in writing from a third party to such effect, such selling shareholder will provide the other shareholder with notice of such proposal, including the proposal’s terms and conditions and the intention of the selling shareholder to accept such proposal. Subject to certain exceptions, such other shareholder will have a preemptive right to acquire the shares subject to the proposal on same terms and conditions of the proposal.

Tag-Along Rights

Pursuant to the J&F shareholders’ agreement, in the event that either Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista seeks to sell part or all of his shares of J&F Participações to an interested third party, the other shareholder will have the right, subject to certain exceptions, to sell all or a portion of his shares of J&F Participações in such sale.

Permitted Transfers

Pursuant to the J&F shareholders’ agreement, certain transfers by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista are not subject to preemptive or tag-along rights, including, among others: (1) transfers to their heirs, spouse and/or legal entities in Brazil or abroad over which such shareholder holds control; (2) transfers in relation to trusts the beneficiaries of which are such shareholder and/or his heirs and/or spouse; (3) transfers to investment funds the shares of which are wholly owned by such shareholder and/or his heirs and/or spouse; and (4) transfers agreed by the shareholders.

Term

The J&F shareholders’ agreement will expire on March 4, 2032, and may be amended or rescinded by the shareholders at any time. The J&F shareholders’ agreement is governed by the laws of Brazil, and any disputes relating thereto must be litigated in the courts of the city of São Paulo.

Related Party Transactions

Set forth below are descriptions of our principal agreements with related parties. This information should be read in conjunction with our audited consolidated financial statements, including the notes 3.16 and 22, included elsewhere in this prospectus.

Agreements with Banco Original

In 2023, J&F Participações announced its plan to integrate Banco Original’s retail operations with PicPay, allowing both companies to focus on their respective strengths (PicPay in retail and Banco Original in wholesale, corporate and agribusiness). This is expected to allow each company to focus on its core segments while benefiting from operational and financial synergies. The integration of Banco Original’s retail operations began with the transfer of its checking accounts held by individuals, including associated assets, to the PicPay platform in July 2023. We began originating personal loans in October 2023, and we expect to transfer the PicPay credit card portfolio to PicPay from Banco Original in January 2024, and we plan to fully internalize our credit card operations at the start of 2024. For more information, see “Business — Our History — Recent Acquisitions and Corporate Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors Affecting our Financial Condition and Results of Operations — Acquisitions and New Lines of Business and Other Developments.”

As a result of our integration of Banco Original’s retail operations, we will begin to consolidate these operations into our financial statements beginning in 2023.

Cost Sharing Agreement

On November 16, 2023, PicPay Brazil entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) with Banco Original to regulate the terms and conditions governing the sharing of support areas between PicPay Brazil and Banco Original, as well as the reimbursement by Banco Original of certain costs incurred by PicPay Brazil in the contracting of suppliers who provide products and/or services that are also shared between PicPay Brazil and Banco Original. This agreement is retroactively effective as of January 1, 2023 and will remain valid for an undetermined period. Either party may terminate this agreement for any reason and without penalty at any time with 30 days’ prior written notice to the other party.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers. The indemnification agreements and our Articles of Association require us to indemnify our directors and executive officers to the fullest extent permitted by law.

Related Party Transaction Policy

Our related party transaction policy establishes certain guidelines that are applicable to transactions between us and our subsidiaries and related parties, with the purpose to ensure that all transactions are in accordance with applicable laws and regulations and seek our best interests, ensuring transparency and competitiveness, as well as best corporate governance practices.

Our related party transaction policy establishes the following guidelines in connection with the approval of related party transactions: (i) related party transactions in an amount lower than or equal to R$100,000 over a period of twelve months, must be approved by the executive officers of the contracting area; (ii) related party transactions that exceed the amount of R$100,000 over a period of twelve months, must be approved by our audit committee; and (iii) related party transactions that exceed the amount of R$5.0 million over a period of twelve months, must be approved by our board of directors.

In addition, our related party transaction prohibits transactions with related parties that: (i) are not consistent with market practice and adversely affect our interests, and (ii) involve a disproportionate compensation.

Description of Share Capital

The following includes a summary of the material terms of our Articles of Association. Because the following is only a summary, it does not contain all of the information that may be important to you. You should carefully read the complete text of PicS’s Articles of Association, the form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

General

PicS Ltd., the company whose Class A common shares are being offered in this prospectus, was incorporated on January 18, 2021, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of Companies Act or the Companies Act generally.

Our affairs are governed principally by: (1) our Articles of Association; (2) the Companies Act; and (3) the common law of the Cayman Islands. As provided in our Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is located at Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KYI-1104, Cayman Islands.

Share Capital

Our Articles of Association authorize two classes of common shares: Class A common shares, which are entitled to one vote per share, and Class B common shares, which are entitled to 10 votes per share and to maintain a proportional ownership interest in the event that additional Class A common shares are issued. Any holder of Class B common shares may convert his or her shares at any time into Class A common shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described below. See “— Anti-Takeover Provisions in our Articles of Association — Two Classes of Common Shares.”

Our Articles of Association authorize the issuance of up to 90,500,000 shares, US$0.01 par value per share, consisting of 750,000 Class A common shares and 86,000,000 Class B common shares and 3,750,000 shares of such class or classes (howsoever designated) and having the rights as the Board may determine from time to time in accordance with Article 4 of the Articles of Association of the Company.

Immediately prior to the completion of this offering,            Class A common shares and            Class B common shares of our authorized share capital will be issued, fully paid and outstanding. Upon the completion of this offering, we will have            Class A common shares and            Class B common shares of our authorized share capital issued and outstanding (assuming the underwriters do not elect to exercise their option to purchase additional shares) or            Class A common shares and            Class B common shares of our authorized share capital issued and outstanding (assuming the underwriters’ option to purchase additional shares is exercised in full). The remaining authorized but unissued shares are presently undesignated and may be issued by the board of directors of PicS as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

Treasury Shares

At the date of this prospectus, PicS has no shares in treasury.

Listing

We intend to apply to list our Class A common shares, on Nasdaq under the symbol “PICS.”

Initial settlement of our Class A common shares will take place on the closing date of this offering through The Depository Trust Company, or “DTC,” in accordance with its customary settlement procedures for equity securities. Each person owning Class A common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Class A common shares. Persons wishing to obtain certificates for their Class A common shares must make arrangements with DTC.

Transfer Agent

We intend to appoint            as our agent in New York to maintain the shareholders’ register and to act as transfer agent, registrar and paying agent for the Class A common shares. The Class A common shares are held in book-entry form. The transfer agent, registrar and paying agent’s address is            , and its telephone number is            .

Issuance of Shares

Except as expressly provided in PicS’s Articles of Association, PicS’s board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act. In accordance with its Articles of Association, PicS shall not issue bearer shares.

PicS’s Articles of Association provide that at any time that there are Class A common shares in issue additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits, (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration, or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to receive a number of Class B common shares that would allow them to maintain their proportional ownership interests in PicS. For more information see “— Preemptive or Similar Rights.”

PicS’s Articles of Association also provide that the issuance of non-voting common shares requires the approval of an ordinary resolution by shareholders and a majority of the Class B common shares, whether by vote or written consent.

Fiscal Year

PicS’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

Voting Rights

The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holder of Class B common shares is entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. For more information see “— Preemptive or Similar Rights” and “— Conversion.” The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

PicS’s Articles of Association provide as follows regarding the respective rights of holders of Class A common shares and Class B common shares:

(i)     Class consents from the holders of Class A common shares or Class B common shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares, however, the Directors may treat any two or more classes of shares as forming one class if they consider that all such classes would be affected in the same way by the proposal;

(ii)    the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

(iii)   the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

As set forth in the Articles of Association, the holders of Class A common shares and Class B common shares, respectively, do not have the right to vote separately if the number of authorized shares of such class is increased or decreased. Rather, the number of authorized Class A common shares and Class B common shares may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority of the voting power of the issued and outstanding Class A common shares and Class B common shares, voting together in a general meeting.

Preemptive or Similar Rights

The Class A common shares and Class B common shares are not entitled to preemptive rights upon transfer and are not subject to conversion (except as described below under “— Conversion”), redemption or sinking fund provisions.

The Class B common shares are entitled to maintain a proportional ownership interest in the event that we issue additional Class A common shares. As such, except for certain exceptions, including the issuance of Class A common shares in furtherance of this offering, if PicS issues Class A common shares, it must first make an offer to each holder of Class B common shares to issue to such holder on the same economic terms such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in PicS. This right to maintain a proportional ownership interest may be waived by the holders of a majority of the Class B common shares.

In addition, see “Risk Factors — Risks Relating to Our Class A Common Shares and this Offering — We have granted the holders of our Class B common shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.”

Change of Control

We will hold equity interest in PicPay Brazil, which is a regulated entity by the Brazilian Central Bank. If a proposed action would result in a change or modification of the control of PicPay Brazil, such proposed transfer, issuance, conversion or action must be submitted to the Brazilian Central Bank for prior approval in accordance with Article 3, IV, of BCB Resolution 81/2021, and such transfer, issuance, conversion or other action shall only be effected after such approval is duly obtained.

Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in the Articles of Association, including transfers to affiliates, transfers to and between holders of our Class B common shares, their family members and their respective heirs and successors, trusts solely for the benefit of the shareholder or their affiliates, and partnerships, corporations and other entities exclusively owned by the shareholder or their affiliates and certain transfers to organizations that are exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the voting power of the outstanding Class B common shares represents less than 10% of the combined voting power of the Class A common shares and Class B common shares then outstanding.

Our Class A common shares are not convertible into Class B common shares under any circumstances.

No class of PicS’s common shares may be subdivided or combined unless the other class of common shares is concurrently subdivided or combined in the same proportion and in the same manner.

Equal Status

Except as expressly provided in PicS’s Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not PicS is the surviving entity), the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares. In the event of any (1) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third-party pursuant to an agreement to which PicS is a party, or (2) any tender or exchange offer by PicS to acquire any Class A common shares or Class B common shares, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, PicS’s board of directors may set a record date which shall not exceed forty (40) clear days prior to the date where the determination will be made.

General Meetings of Shareholders

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as a shareholder of PicS at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to PicS in respect of the shares that such shareholder holds must have been paid.

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per Class A common share and 10 votes per Class B common share.

As a Cayman Islands exempted company, PicS is not obliged by the Companies Act to call annual general meetings; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors For the annual general meeting of shareholders the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, PicS may, but is not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. General meetings of shareholders are generally expected to take place in São Paulo, Brazil, but may be held elsewhere if the directors so decide.

The Companies Act provides shareholders a limited right to request a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s Articles of Association. However, these rights may be provided in a company’s Articles of Association. PicS’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than five (5) clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, and the holders of 95% in par value of the shares entitled to attend and vote at an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

PicS will give notice of each general meeting of shareholders by publication on its website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, Nasdaq rules and regulations and SEC requirements. The holders of registered shares may be given notice of a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.

Holders whose shares are registered in the name of DTC or its nominee, which we expect will be the case for all holders of Class A common shares, will not be a shareholder or member of the company and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the Class A common shares.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted.

A resolution put to a vote at a general meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Act and our Articles of Association.

Pursuant to PicS’s Articles of Association, general meetings of shareholders are to be chaired by the chairman of our board of directors. If the chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

Liquidation Rights

If PicS is voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between PicS and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between PicS and any person or persons (including without limitation any bilateral or any multi-lateral set-off or netting arrangements between the company and any person or persons) and subject to any agreement between PicS and any person or persons to waive or limit the same, shall apply PicS’s property in satisfaction of its liabilities pari passu and subject thereto shall, subject to the rights attaching to any share, distribute the property pari passu amongst the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively.

Changes to Capital

Pursuant to the Articles of Association, PicS may from time to time by ordinary resolution:

•        increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•        consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

•        convert all or any of its paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

•        subdivide its existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

•        cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so canceled.

PicS’s shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Act and our Articles of Association, PicS may:

•        issue shares on terms that they are to be redeemed or are liable to be redeemed;

•        purchase its own shares (including any redeemable shares); and

•        make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of its own capital.

Transfer of Shares

Subject to any applicable restrictions set forth in the Articles of Association, any shareholder of PicS may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or in the form prescribed by Nasdaq or any other form approved by the Company’s board of directors.

The Class A common shares sold in this offering will be traded on Nasdaq in book-entry form and may be transferred in accordance with PicS’s Articles of Association and Nasdaq’s rules and regulations.

However, PicS’s board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any common share unless:

•        a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to PicS in respect thereof;

•        the instrument of transfer is lodged with PicS, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of shares;

•        the instrument of transfer is properly stamped, if required;

•        the common shares transferred are free of any lien in favor of PicS; and

•        in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If the directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

Share Repurchase

The Companies Act and our Articles of Association permit PicS to purchase its own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf of PicS, subject to the Companies Act, our Articles of Association and to any applicable requirements imposed from time to time by the SEC, Nasdaq, or by any recognized stock exchange on which our securities are listed.

Dividends and Capitalization of Profits

We have not adopted a dividend policy with respect to payments of any future dividends by PicS. Subject to the Companies Act, PicS’s shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to PicS. Except as otherwise provided by the rights attached to shares and our Articles of Association, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (i) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly, and (ii) where we have shares in issue which are not fully paid up (as to par value) we may pay dividends in proportion to the amounts paid up on each share.

The holders of Class A common shares and Class B common shares shall be entitled to share equally in any dividends that may be declared in respect of PicS’s common shares from time to time. In the event that a dividend is paid in the form of Class A common shares or Class B common shares, or rights to acquire Class A common shares or Class B common shares, (1) the holders of Class A common shares shall receive Class A common shares, or rights to acquire Class A common shares, as the case may be; and (2) the holders of Class B common shares shall receive Class B common shares, or rights to acquire Class B common shares, as the case may be.

Board of Directors

PicS is managed by its board of directors. Our Articles of Association provide that, unless otherwise determined by an ordinary resolution of shareholders, the board of directors will be composed of not less than four (4) and not more than eleven (11) directors, with the number being determined by a majority of the directors then in office. There are no provisions relating to retirement of directors upon reaching any age limit. Our Articles of Association also provide that, while PicS’s shares are admitted to trading on Nasdaq, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers. For more information about our board of directors, see “Management — Board of Directors.”

Our Articles of Association provide that directors shall be nominated by the board of directors and shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting. Each director shall be appointed and elected for such term as the resolution appointing him or her may determine or until his or her death, resignation or removal.

Any vacancies on the board of directors that arise other than upon the removal of a director by resolution passed at a general meeting can be filled by the remaining directors (notwithstanding that they may constitute less than a quorum). Any such appointment shall be as an interim director to fill such vacancy until the next annual general meeting of shareholders.

Additions to the existing board (within the limits set pursuant to our Articles of Association) may be made by ordinary resolution of the shareholders.

We have an audit committee, which assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. See “Management — Committees — Audit Committee”.

Grounds for Removing a Director

A director may be removed with or without cause by ordinary resolution. The notice of general meeting must contain a statement of the intention to remove the director and must be served on the director not less than ten calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

The office of a director will be vacated automatically if he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director, (4) resigns his office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.

Proceedings of the Board of Directors

Our Articles of Association provide PicS’s business is to be managed and conducted by the board of directors. The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two directors present) and business at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a casting vote.

Subject to the provisions of our Articles of Association, the board of directors may regulate its proceedings as they determine is appropriate. Board meetings shall be held at least once every calendar quarter and shall take place either in São Paulo, Brazil or at such other place as the directors may determine.

Subject to the provisions of our Articles of Association, to any directions given by ordinary resolution of the shareholders and the listing rules of Nasdaq, the board of directors may from time to time at its discretion exercise all powers of PicS, including, subject to the Companies Act, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third-party.

Executive Officers

Our executive officers are primarily responsible for the day-to-day management of our business and for implementing the general policies and directives established by our board of directors.

Our Articles of Association provide that a majority of the holders of Class B common shares whether by vote or written consent, may appoint any person to hold an office in the Company as they consider necessary, including the offices of chief executive officer, chief operating officer and chief financial officer, They also provide that the board of directors may appoint any person to hold an office in the Company as it considers necessary, including one or more vice presidents, managers or controllers.

For more information about our executive officers, see “Management — Executive Officers.”

Inspection of Books and Records

Holders of PicS shares will have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or corporate records of the Company. However, the board of directors may determine from time to time whether and to what extent PicS’s accounting records and books shall be open to inspection by shareholders who are not members of the board of directors. Notwithstanding the above, our Articles of Association provide shareholders with the right to receive annual financial statements. Such right to receive annual financial statements may be satisfied by publishing the same on the company’s website or filing such annual reports as we are required to file with the SEC.

Register of Shareholders

The Class A common shares offered in this offering will be held through DTC, and DTC or Cede & Co., as nominee for DTC, will be recorded in the shareholders’ register as the holder of our Class A common shares.

Under Cayman Islands law, PicS must keep a register of shareholders that includes:

•        the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•        whether voting rights attach to the shares in issue;

•        the date on which the name of any person was entered on the register as a member; and

•        the date on which any person ceased to be a member.

Under Cayman Islands law, the register of shareholders of PicS is prima facie evidence of the matters set out therein (i.e. the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders. Upon the completion of this offering, the register of shareholders will be immediately updated to record and give effect to the issuance of new Class A common shares in this offering. Once the register of shareholders has been updated, the shareholders recorded in the register of shareholders should be deemed to have legal title to the shares set against their name.

However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Exempted Company

PicS is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•        an exempted company’s register of shareholders is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Upon the closing of this offering, PicS will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, PicS currently intends to comply with the Nasdaq rules in lieu of following home country practice after the closing of this offering.

Anti-Takeover Provisions in our Articles of Association

Some provisions of our Articles of Association may discourage, delay or prevent a change in control of PicS or management that shareholders may consider favorable. In particular, the capital structure of PicS concentrates ownership of voting rights in the hands of holders of our Class B common shares. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of PicS to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Class A common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the management of PicS. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Two Classes of Common Shares

The Class B common shares of PicS are entitled to 10 votes per share, while the Class A common shares are entitled to one vote per share. J&F Participações beneficially owns 100% of our Class B common shares and controls more than 50% of our voting power immediately prior to and is expected to control more than 50% of our voting power immediately following this offering. Accordingly, J&F Participações has the ability to elect all directors and to determine the outcome of most matters submitted for a vote of shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial. All of the issued and outstanding capital stock of J&F Participações is jointly controlled, pursuant to a shareholders’ agreement, by our ultimate controlling shareholders. For more information about the shareholders’ agreement of J&F Participações, see “Principal Shareholders — Shareholders’ Agreement of J&F Participações.”

So long as J&F Participações has the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of PicS, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that PicS has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of PicS.

Preferred Shares

PicS’s board of directors is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences.

Despite the anti-takeover provisions described above, under Cayman Islands law, PicS’s board of directors may only exercise the rights and powers granted to them under our Articles of Association, for what they believe in good faith to be in the best interests of PicS.

Protection of Non-Controlling Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one-fifth of the shares of PicS in issue, appoint an inspector to examine the Company’s affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Companies Act, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding-up order, if the court is of the opinion that this winding up is just and equitable.

Notwithstanding the U.S. securities laws and regulations that are applicable to PicS, general corporate claims against PicS by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against PicS, or derivative actions in PicS’s name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control PicS, and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Registration Rights and Restricted Shares

Although no shareholders of PicS have formal registration rights, they or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described below, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. We, our executive officers and directors, and all of our existing shareholders intend to enter into lock-up agreements that restrict us and them, subject to specified exceptions, from selling or otherwise transferring any of our Class A common shares or securities convertible into, exchangeable for, exercisable for, or repayable with our Class A common shares, including our Class B common shares, for 180 days after the date of this prospectus without first obtaining the written consent of            . For more information about these lock-up agreements and the exceptions thereto, see “Underwriting.”

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Act was modeled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to PicS and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation, containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66 2/3% in value) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation. Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding and or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions, (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or property or any part thereof, (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory that facilitate the reconstruction or amalgamation of companies, in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•        PicS is not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•        the shareholders have been fairly represented at the meeting in question;

•        the arrangement is such as a businessman would reasonably approve; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

•        If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions

When a takeover offer is made and accepted by holders of 90.0% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits

Maples and Calder (Cayman) LLP, our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•        a company is acting or proposing to act illegally or beyond the scope of its authority;

•        the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•        those who control the company are perpetrating a “fraud on the minority.”

•        A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Corporate Governance

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in our Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve. Under our Articles of Association, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of Nasdaq, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

Subject to the foregoing and our Articles of Association, our directors may exercise all the powers of PicS to vote compensation to themselves or any member of their body in the absence of an independent quorum. Our Articles of Association provide that, in the event a Compensation Committee is established, it shall be made up of such number of independent directors as is required from time to time by Nasdaq rules (or as otherwise may be required by law). We currently have no intention to establish a Compensation Committee.

Borrowing Powers

PicS’s directors may exercise all the powers of PicS to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of PicS or of any third party. Such powers may be varied by a special resolution of shareholders (requiring a two-thirds majority vote).

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning PicS or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our Articles of Association. See “Related Party Transactions — Indemnification Agreements.”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to PicS’s directors, officers or persons controlling the Company under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. With respect to the duty of directors to avoid conflicts of interest, our Articles of Association vary from the applicable provisions of Cayman Islands law mentioned above by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. In addition to the above, under Cayman Islands law, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings. Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the above mentioned conflicts will be resolved in our favor. Furthermore, each of our officers and directors may have pre-existing fiduciary obligations to other businesses of which they are officers or directors.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.

A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to our Articles of Association and subject to any separate requirement under applicable law or the listing rules of Nasdaq, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. Our Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting. As a result, the shareholders of PicS are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

The office of a director shall be vacated automatically if, among other things, he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director (4) resigns his office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his/her office be vacated.

Transaction with Interested Shareholders

The Delaware General Corporation Law provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, PicS cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act, PicS may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote). Our Articles of Association also give our board of directors authority to petition the Cayman Islands Court to wind up PicS.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under our Articles of Association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Also, except with respect to share capital (as described above), alterations to our Articles of Association may only be made by special resolution of shareholders (requiring a two-thirds majority vote).

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, our Articles of Association generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders (requiring a two-thirds majority vote).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Handling of Mail

Mail addressed to us and received at our registered office will be forwarded unopened to the forwarding address, which will be supplied by us. None of us, our directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay whatsoever caused in mail reaching the forwarding address.

Cayman Islands Data Protection

We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands, or the “DPA,” based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment in us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Class A Common Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our Class A common shares. Future sales of substantial amounts of Class A common shares, including Class A shares issued upon the conversion of Class B common shares, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our Class A common shares or impair our ability to raise equity capital.

Upon the completion of this offering, we will have an aggregate of            common shares outstanding. Of these shares, the            Class A common shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below under “— Rule 144.”

The remaining            common shares, representing            % of our outstanding shares, will be held by J&F International, Belami Capital, JAB Capital and AGR Capital. These shares will be “restricted securities” as that phrase is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under Rule 144. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions. As a result lock-up agreements described below, and of the provisions of Rules 144 under the Securities Act, the restricted securities will be available for sale in the public market.

Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Lock-up Agreements

We, our executive officers and directors, and all of our existing shareholders intend to enter into lock-up agreements that restrict us and them, subject to specified exceptions, from selling or otherwise transferring any of our Class A common shares or securities convertible into, exchangeable for, exercisable for, or repayable with our Class A common shares, including our Class B common shares, for 180 days after the date of this prospectus without first obtaining the written consent of            . For more information about these lock-up agreements and the exceptions thereto, see “Underwriting.”

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common shares or the average weekly trading volume of our Class A common shares on the during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Taxation

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Class A common shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and on the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective purchasers of our Class A common shares should consult their own tax advisors about the particular Cayman Islands and U.S. federal, state, local and other tax consequences to them of the acquisition, ownership and disposition of our Class A common shares.

Cayman Islands Tax Considerations

The Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of Class A common shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

As a Cayman Islands exempted company with limited liability, we are entitled, upon application, to receive an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Act (2018 Revision). This undertaking would provide that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations.

Payments of dividends and capital in respect of our Class A common shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A common shares, nor will gains derived from the disposal of our Class A common shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of certain U.S. federal income tax consequences to U.S. Holders (defined below) of acquiring, owning and disposing of our Class A common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire Class A common shares. This discussion applies only to a U.S. Holder that acquires our Class A common shares in this offering and that owns Class A common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any state, local or non-U.S. tax law, alternative minimum tax consequences, Medicare contribution tax consequences, and any estate or gift tax laws, and it does not describe differing tax consequences applicable to U.S. Holders subject to special rules, such as:

•        certain banks or financial institutions;

•        regulated investment companies and real estate investment trusts;

•        dealers or traders in securities that use a mark-to-market method of tax accounting;

•        insurance companies;

•        persons holding Class A common shares as part of a hedge, straddle, constructive sale or conversion, integrated or similar transaction;

•        persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•        persons required for U.S. federal income tax purposes to accelerate the recognition of any item of gross income with respect to our common shares as a result of such income being recognized on an applicable financial statement;

•        entities or arrangements classified as partnerships or pass-through entities for U.S. federal income tax purposes or holders of equity interests therein;

•        tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•        “controlled foreign corporations”;

•        certain U.S. expatriates;

•        persons that own, directly, indirectly or constructively, ten percent (10%) or more of the total voting power or value of all of our outstanding stock; or

•        persons owning Class A common shares in connection with a trade or business conducted outside the United States.

U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of Class A common shares in their particular circumstances.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

A “U.S. Holder” is a person that, for U.S. federal income tax purposes, is a beneficial owner of Class A common shares and is:

•        an individual citizen or resident of the United States;

•        a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or otherwise if the trust has a valid election in effect under current Treasury regulations to be treated as a United States person.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes owns Class A common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the status and activities of the partnership. Partnerships owning Class A common shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of our Class A common shares.

THE DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, OR DISPOSITION OF OUR CLASS A COMMON SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF OTHER FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Taxation of Distributions

Subject to the PFIC rules described below, distributions paid on our Class A common shares will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing the U.S. Holder’s adjusted tax basis in our Class A common shares (but not below zero), and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder held our Class A common shares for more than one year as of the time such distribution is actually or constructively received. Because we do not prepare calculations of our earnings and profits using U.S. federal income tax principles, it is expected that distributions generally will be taxable to U.S. Holders as dividends, and taxable at ordinary income tax rates (unless eligible for reduced rates as described below).

As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes. Dividends will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction available to U.S. corporations under the Code with respect to dividends received from other U.S. corporations. To the extent our Class A common shares are listed on Nasdaq and are thereby considered to be readily tradable on an established securities market in the United States, we expect that dividends we pay will constitute “qualified dividends” eligible for reduced rates of taxation available to certain non-corporate U.S. Holders. A dividend will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s actual or constructive receipt of the dividend.

Sale, Exchange or Other Taxable Disposition of Class A Common Shares

Subject to the PFIC rules described below, gain or loss realized by a U.S. Holder on a sale, exchange or other taxable disposition of our Class A common shares will be capital gain or loss, and will generally be long-term capital gain or loss if the U.S. Holder has held the Class A common shares for more than one year. The amount of such gain or loss will generally be equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the Class A common shares disposed of, in each case as determined in U.S. dollars. Long-term capital gains of certain non-corporate U.S. Holders (including individuals) are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a PFIC for any taxable year in which (1) 75% or more of its gross income consists of passive income or (2) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. For this purpose, passive income generally includes, among other things, interest, rents, dividends, royalties and certain gains, subject to various exceptions.

Based on the Company’s gross income, gross assets, and the nature of the Company’s business, it is possible that the Company was a PFIC for the taxable year ending December 31, 2022, and taking into account certain estimates of the aforementioned items, together with the expected use of the proceeds from the offering and the Company’s anticipated Market Capitalization for the taxable year ending December 31, 2023, it is possible that the Company may be classified as a PFIC for the taxable year ending December 31, 2023 and may be so classified in one more future taxable years. Further, because a determination of whether a company is a PFIC must be made annually after the end of each taxable year, and because our PFIC status for each taxable year will depend on facts, including the composition of our income and assets, and the value of our assets from time to time (and the value of our assets, including goodwill, may be determined in part by reference to the market value of the Class A common shares, which will change over time), it is possible that we may be a PFIC in any given taxable year. We will not provide an annual determination of our PFIC status for any taxable year. If the Company is or becomes a PFIC, a U.S. Holder who owns our Class A common shares will generally be subject to adverse tax treatment, as discussed in more detail below. Accordingly, you are urged to consult your tax advisors regarding the risks associated with investing in a company that may be a PFIC.

Under attribution rules, if we were a PFIC for any taxable year and any subsidiary or other entity in which we held a direct or indirect equity interest is also a PFIC (a “Lower-tier PFIC”), U.S. Holders would be deemed to own their proportionate share of any such Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the following paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) a disposition of equity interests of the Lower-tier PFIC, in each case as if the U.S. Holders held such interests directly, even though the U.S. Holders have not received the proceeds of those distributions or dispositions directly. Generally, a mark-to-market election (as described below) cannot be made for equity interests in a Lower-tier PFIC. Therefore, if we are a PFIC for any taxable year during which you hold our Class A common shares, you generally will continue to be subject to the rules described in the following paragraph with respect to your indirect interest in any Lower-tier PFIC, even if you were to make a valid mark-to-market election with respect to our Class A common shares. You are urged to consult your tax advisors about the application of the PFIC rules to our subsidiaries.

Generally, if we are a PFIC for any taxable year during which a U.S. Holder owns our Class A common shares, gain recognized by the U.S. Holder upon a disposition (including, under certain circumstances, a pledge) of Class A common shares would be allocated ratably over the U.S. Holder’s holding period for such shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to each allocated amount. Further, to the extent that any distribution received by a U.S. Holder on the Class A common shares exceeds 125% of the average of the annual distributions on such shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner. If we are a PFIC for any year during which a U.S. Holder owns Class A common shares, we would generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder owns the Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we are or become a PFIC, certain elections would result in alternative treatments, such as a mark-to-market election (discussed below) of the Class A common shares, or such as a ‘‘qualified electing fund’’ (“QEF”) election to include in income the U.S. Holder’s share of the corporation’s income on a current basis. A U.S. taxpayer may generally make a QEF election with respect to shares of a foreign corporation only if such taxpayer is furnished annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We do not intend to provide information necessary for U.S. Holders to make QEF elections. Therefore, U.S. Holders should assume that they will not receive such information from us and would therefore be unable to make a QEF election with respect to any of our Class A common shares.

Alternatively, if we are a PFIC for any taxable year and if the Class A common shares are “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election with respect to the Class A common shares (but not with respect to any Lower-tier PFICs, if any) that would result in tax treatment different from the general tax treatment for PFICs described above. The Class A common shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Class A common shares is traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, on which we intend to apply to list our Class A common shares, is a qualified exchange for this purpose.

Generally, under the mark-to-market election the U.S. Holder will recognize at the end of each taxable year (i) ordinary income in respect of any excess of the fair market value of the Class A common shares over their adjusted tax basis or (ii) ordinary loss in respect of any excess of the adjusted tax basis of the Class A common shares over their fair market value (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the Class A common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A common shares in a year when we were a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). U.S. Holders should consult their tax advisors regarding the availability and advisability of making a mark-to-market election in their particular circumstances. As to any elections with respect to our Class A common shares, including mark-to-market elections or QEF elections, U.S. Holders should consult their own tax advisors to determine whether any of these elections would be available or advisable if we are or become a PFIC and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

If a U.S. Holder owns our Class A common shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 annually with respect to the Company, generally with the U.S. Holder’s U.S. federal income tax return for that year unless specified exceptions apply.

U.S. Holders should consult their tax advisors regarding our PFIC status for any taxable year and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and proceeds from the sale, exchange or other taxable disposition (including redemption) of our Class A common shares that are made within the United States, by a U.S. payor or through certain U.S.-related financial intermediaries to a U.S. Holder generally are subject to information reporting, unless the U.S. Holder is a corporation or other exempt recipient, and if required, demonstrates that fact. In addition, such payments may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the United States Internal Revenue Service.

Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals or certain specified entities that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to report information relating to the Class A common shares by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets (which requires U.S. Holders to report “foreign financial assets,” which generally include financial accounts held at a non-U.S. financial institution, interests in non-U.S. entities, as well as stock and other securities issued by a non-U.S. person), to their tax return for each year in which they hold our Class A common shares, subject to certain exceptions (including an exception for our Class A common shares held in accounts maintained by U.S. financial institutions). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their acquisition, ownership and disposition of the Class A common shares.

Underwriting

We and the underwriters named below have entered into an underwriting agreement dated            , 2023 with respect to the Class A common shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Citigroup Global Markets Inc. is acting as global coordinator in this offering and is the representative of the underwriters.

Underwriter	Number of Class A Common Shares
Citigroup Global Markets Inc.
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the Class A common shares sold under the underwriting agreement, if any of these Class A common shares are purchased, other than the shares covered by the option described below unless and until this option is exercised. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have granted the underwriters an option to buy up to an additional            Class A common shares to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total public offering price, underwriting discounts and commissions to be paid to the underwriters by us, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional            Class A common shares from us.

Total
	Per Share	No Exercise	Full Exercise
(US$)
Initial public offering price
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately US$            . We have agreed to reimburse the underwriters for certain expenses relating to clearance of this offering with FINRA in an amount not to exceed US$            .

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to US$            per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the Class A common shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our executive officers and directors, and all of our existing shareholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common shares or securities convertible into or exchangeable for our common shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of            .

Specifically, we have agreed, with certain specified exceptions, not to directly or indirectly to: (1) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file the SEC a registration statement under the Securities Act relating to, any securities that are substantially similar to our common shares, including but not limited to any options or warrants to purchase common shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, common shares or any such substantially similar securities; or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares or any such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or such other securities, in cash or otherwise (other than the shares to be sold in this offering or pursuant to employee share option plans existing on, or upon the exchange of convertible or exchangeable securities outstanding as, the date of this prospectus), or to publicly disclose the intention to undertake any of the transactions described in clause (1) or (2) above

With respect to us, these lock-up restrictions will not apply to:

(i)     the issuance of common shares to be sold pursuant to this offering;

(ii)    the grant by us of any options, warrants or shares, provided that, if such options or warrants are exercised, the recipients of the shares shall be bound by a written letter agreement agreeing to remain subject to the lock-up restrictions set forth in such agreement with the underwriters, or the issuance of common shares upon the exercise of an option or warrant or under the long-term incentive plan described in this prospectus, provided that the recipients of such common shares who are our directors or executive officers enter into a written letter agreement agreeing to remain subject to the lock-up restrictions set forth in such agreement with the underwriters;

(iii)   the issuance of common shares upon the conversion of a security described in this prospectus outstanding as of the date of this prospectus, provided that the recipients of such common shares enter into a written letter agreement agreeing to remain subject to the lock-up restrictions set forth in such agreement with the underwriters;

(iv)   the issuance of common shares in connection with a merger, acquisition, joint venture or strategic participation entered into by us, provided that the recipients of such common shares enter into a written letter agreement agreeing to remain subject to the lock-up restrictions set forth in such agreement with the underwriters;

(v)    the filing by us of any registration statement on Form S-8 or a successor form thereto relating to our long term incentive plans described in this prospectus; or

(vi)   the issuance of common shares in connection with the establishment of a trading plan pursuant to Rule 10b5-1 of the Exchange Act, provided that such a plan does not provide for the transfer of common shares during the lock-up period and no public announcement under the Exchange Act whether required or voluntary will be made regarding the establishment of such plan.

We also agreed not to file with the SEC a registration statement under the Securities Act relating to, any securities that are substantially similar to the common shares, including but not limited to any options or warrants to purchase common shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, common shares or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common shares or any such other securities.

Specifically, our executive officers and directors, and all of our existing shareholders have agreed, with certain specified exceptions, not to directly or indirectly to: (1) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any common shares, or any options or warrants to purchase any common shares, or any securities convertible into, exchangeable for or that represent the right to receive our common shares (such options, warrants or other securities, collectively, Derivative Instruments), including without limitation any such shares or Derivative Instruments now owned or hereafter acquired by the signatory; (2) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the signatory or someone other than the signatory), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any common shares or Derivative Instruments, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of common shares or other securities, in cash or otherwise; or (3) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (1) above or transaction or arrangement described in clause (2) above.

With respect to our executive officers and directors and our existing shareholders, these lock-up restrictions will not apply to:

(i)     transfers as bona fide gifts, provided that (a) such donee or donees agree to be bound in writing by the terms of the lock-up agreement, and (b) the signatory is not required to and does not voluntarily effect any public filing or report regarding such transfers;

(ii)    transfers to any trust for the direct or indirect benefit of the signatories of the lock-up agreement or their immediate family, which shall mean any relationship by blood, marriage or adoption, not more remote than first cousin, provided that (a) the trustee of such a trust agrees to be bound in writing by the terms of the lock-up agreement, (b) any such transfer shall not involve a disposition for value, and (c) the signatory is not required to and does not voluntarily effect any public filing or report regarding such transfers;

(iii)   transfers that occur by reason of a will or under the laws of descent, or pursuant to statutes governing the effects of a qualified domestic order or divorce settlement, provided that (a) the transferee or transferees agree to bound in writing by the terms of the lock-up agreement, and (b) the signatory is not required to and does not voluntarily effect any public filing or report regarding such transfers;

(iv)   transactions relating to our common shares or other securities acquired in open market transactions after the completion of this offering;

(v)    transfers following the consummation of our initial public offering, pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our issued share capital involving a “change of control” (meaning a change in our ownership of not less than 50.1%) that has been approved by the our board of directors, provided that (a) should such a transaction not be completed, the lock-up restrictions will continue to apply to the signatories of the lock-up agreement, and (b) the signatory is not required to and does not voluntarily effect any public filing or report regarding such transfers other than filings under Section 13 of the Exchange Act;

(vi)   pursuant to the underwriting agreement and any reclassification, conversion or exchange in connection with such sale of shares to be sold thereby, provided that the signatory is not required to and does not voluntarily effect any public filing or report regarding such transfers other than filings under Section 13 of the Exchange Act;

(vii)  as a result of the operation of law, or pursuant to an order of a court or regulatory agency, provided that the signatory is not required to and does not voluntarily effect any public filing or report regarding such transfers other than filings under Section 13 of the Exchange Act;

(viii) transfers whereby a signatory of the lock-up agreement that is an entity transfers its common shares to a subsidiary or an “affiliate” (as defined by Rule 405 of the Securities Act) or distributes its common shares to direct or indirect partners, members, shareholders or holders of similar equity interest in the signatory to the lock-up agreement, provided that (a) the transferee or transferees agree to remain subject to the restrictions set forth in the lock-up agreement, (b) any such transfer shall not involve a disposition for value, and (c) the signatory is not required to and does not voluntarily effect any public filing or report regarding such transfers other than filings under Section 13 of the Exchange Act;

(ix)   transfers whereby a signatory of the lock-up agreement that is an individual transfers its common shares to any immediate family member or any entity controlled by the signatory, provided that (a) the transferee or transferees agree to remain subject to the restrictions set forth in the lock-up agreement, (b) any such transfer shall not involve a disposition for value, and (c) the signatory is not required to and does not voluntarily effect any public filing or report regarding such transfers other than filings under Section 13 of the Exchange Act;

(x)    the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that (a) such a plan does not provide for the transfer of common shares during the lock-up period, and (b) to the extent a public announcement or filing under the Exchange Act is required of or voluntarily made during the lock-up period by or on behalf of the signatory or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common shares may be made under such plan during the lock-up period;

(xi)   any third-party pledge or other encumbrance in a bona fide transaction as collateral to secure the obligations pursuant to lending or other arrangements between such third parties (or their affiliates or designees) and the signatory and its affiliates, provided that (a) any such pledgee or other party shall, upon foreclosure on the pledged common shares during the term of the lock-up, execute and deliver an agreement stating that the transferee is receiving and holding such common shares subject to the provisions of the lock-up agreement, and (b) none of us, the signatory, nor such pledgee or other party shall effect any public filing or report regarding such pledge, foreclosure or otherwise relating to the pledge; or

(xii)  if the signatory of the lock-up agreement is our director or officer, the exercise of any rights to purchase, exchange or convert any stock options granted to the undersigned pursuant to the our equity incentive plans referred to in this prospectus, or any options, warrants or other securities convertible into or exercisable or exchangeable for our common shares, which options, warrants or other securities are described in this prospectus, provided that (a) no filings shall be required or made during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, (b) the underlying common shares continue to be subject to the restrictions set forth in the lock-up agreement, and (c) neither us nor the signatory otherwise voluntarily effects any other public filings, announcements or reports regarding such exercise during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus.

Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their consumers or affiliates, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

We intend to apply to list our Class A common shares on Nasdaq under the symbol “PICS.”

In connection with this offering, the underwriters may purchase and sell Class A common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional Class A common shares or purchasing Class A common shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing Class A common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of Class A common shares made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common shares. As a result, the price of the Class A common shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area, an offer of the Class A common shares to the public may not be made in that Member State, except that an offer of Class A common shares may be made to the public in that Member State at any time:

•        to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•        to fewer than 150 natural or legal persons in a Member State (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•        in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Class A common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression “an offer of the public” in relation to any Class A common shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A common shares to be offered so as to enable an investor to decide to purchase or subscribe for the Class A common shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

An offer to the public of the Class A common shares may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of the Class A common shares may be made at any time under the following exemptions under the UK Prospectus Regulation:

(a)     to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons in the United Kingdom (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)     in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation, provided that no such offer of Class A common shares shall result in a requirement for the Company or any underwriter to publish a prospectus pursuant to section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”) or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the Class A common shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A common shares to be offered so as to enable an investor to decide to purchase or subscribe for the Class A common shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, this prospectus is only being distributed to and is only directed at: (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons being referred to as “relevant persons”). The Class A common shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Class A common shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Argentina

The Class A common shares are not authorized for public offering in Argentina by the Comisión Nacional de Valores pursuant to Argentine Public Offering Law No. 17,811, as amended, and they shall not be sold publicly. Therefore, any transaction carried out in Argentina must be made privately.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged or will be lodged with the Australian Securities and Investments Commission (ASIC), in relation to this offering. This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Class A common shares may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Class A common shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Class A common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Class A common shares must observe such Australian on-sale restrictions.

The Company is not licensed in Australia to provide financial product advice in relation to the Class A common shares. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Any advice contained in this document is general advice only. Before making an investment decision on the basis of this document, investors should consider the appropriateness of the information in this document, having regard to their own objectives, financial situation and needs, and, if necessary, seek expert advice on those matters. No cooling off period applies to an acquisition of the Class A common shares.

Brazil

Notice to Prospective Investors in Brazil

The offer and sale of our Class A common shares has not been, and will not be, registered (or exempted from registration) with the Brazilian Securities Commission (Comissão de Valores Mobiliários — CVM) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under (i) Brazilian Federal Law No. 6,385, of December 7, 1976, as amended and (ii) CVM Resolution No. 160, of July 13, 2022, as amended. Any representation to the contrary is untruthful and unlawful. As a consequence, our Class A common shares cannot be offered and sold in Brazil or to any investor resident or domiciled in Brazil. Documents relating to the offering of our Class A common shares, as well as information contained therein, may not be supplied to the public in Brazil, nor used in connection with any public offer for subscription or sale of shares to the public in Brazil.

Canada

The Class A common shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the Class A common shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute a public offer of the Class A common shares, whether by way of sale or subscription, in the Cayman Islands. The Class A common shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Chile

The offer of the Class A common shares is subject to CMF Rule 336. The Class A common shares being offered will not be registered under the Chilean Securities Market Law in the Securities Registry (Registro de Valores) or in the Foreign Securities Registry (Registro de Valores Extranjeros) of the CMF and, therefore, the Class A common shares are not subject to the supervision of the CMF. As unregistered securities, we are not required to disclose public information about the Class A common shares in Chile. Accordingly, the Class A common shares cannot and will not be publicly offered to persons in Chile unless they are registered in the corresponding securities registry. The Class A common shares may only be offered in Chile in circumstances that do not constitute a public offering under Chilean law or in compliance with CMF Rule 336. Pursuant to CMF Rule 336, the Class A common shares may be privately offered in Chile to certain “qualified investors” identified as such therein (which in turn are further described in Rule No. 216, dated June 12, 2008, and in Rule No. 410, dated July 27, 2016, both issued by the CMF).

LA OFERTA DE LAS ACCIONES COMUNES CLASE A SE ACOGE A LA NORMA DE CARÁCTER GENERAL N°336 DE LA CMF. LAS ACCIONES COMUNES CLASE A QUE SE OFRECEN NO ESTÁN INSCRITOS BAJO LA LEY DE MERCADO DE VALORES EN EL REGISTRO DE VALORES O EN EL REGISTRO DE VALORES EXTRANJEROS QUE LLEVA LA CMF, POR LO QUE TALES VALORES NO ESTÁN SUJETOS A LA FISCALIZACIÓN DE ÉSTA. POR TRATARSE DE VALORES NO INSCRITOS, NO EXISTE OBLIGACIÓN POR PARTE DEL EMISOR DE ENTREGAR EN CHILE INFORMACIÓN PÚBLICA RESPECTO DE ESTOS VALORES. LAS ACCIONES COMUNES CLASE A NO PODRÁN SER OBJETO DE OFERTA PÚBLICA EN

CHILE MIENTRAS NO SEAN INSCRITOS EN EL REGISTRO DE VALORES CORRESPONDIENTE. LAS ACCIONES COMUNES CLASE A SOLO PODRÁN SER OFRECIDOS EN CHILE EN CIRCUNSTANCIAS QUE NO CONSTITUYAN UNA OFERTA PÚBLICA O CUMPLIENDO CON LO DISPUESTO EN LA NORMA DE CARÁCTER GENERAL N°336 DE LA CMF. EN CONFORMIDAD CON LO DISPUESTO POR LA NORMA DE CARÁCTER GENERAL N°336, LAS ACCIONES COMUNES CLASE A PODRÁN SER OFRECIDOS PRIVADAMENTE A CIERTOS “INVERSIONISTAS CALIFICADOS,” IDENTIFICADOS COMO TAL EN DICHA NORMA (Y QUE A SU VEZ ESTÁN DESCRITOS EN LA NORMA DE CARÁCTER GENERAL N°216 DE LA CMF DE FECHA 12 DE JUNIO DE 2008 Y EN LA NORMA DE CARÁCTER GENERAL N°410 DE LA CMF DE FECHA 27 DE JULIO DE 2016).

China

The Class A common shares may not be offered or sold directly or indirectly to the public in the People’s Republic of China (China) and neither this prospectus, which has not been submitted to the Chinese Securities and Regulatory Commission, nor any offering material or information contained herein relating to the Class A common shares may be supplied to the public in China or used in connection with any offer for the subscription or sale of Class A common shares to the public in China. The Class A common shares may only be offered or sold to China-related organizations which are authorized to engage in foreign exchange business and offshore investment from outside of China. Such China-related investors may be subject to foreign exchange control approval and filing requirements under the relevant Chinese foreign exchange regulations. For the purpose of this paragraph, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Colombia

The Class A common shares have not been and will not be registered on the Colombian National Registry of Securities and Issuers or in the Colombian Stock Exchange. Therefore, the Class A common shares may not be publicly offered in Colombia. This material is for your sole and exclusive use as a determined entity, including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant hereto and represent that you are the sole liable party for full compliance with any such laws and regulations.

Hong Kong

The Class A common shares may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (2) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the Class A common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class A common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the “Securities Law,” and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the Class A common shares is directed only at, (1) a limited number of persons in accordance with the Israeli Securities Law; and (2) investors listed in the first addendum, or the “Addendum,” to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of its meaning and agree to it.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the “FIEA.” The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Kuwait

The Class A common shares have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the Class A common shares in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the international underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the international underwriters to obtain copies of this prospectus are required by us and the international underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the Class A common shares.

Mexico

The Class A common shares have not been registered in Mexico with the Securities Section (Sección de Valores) of the National Securities Registry (Registro Nacional de Valores) maintained by the Comisión Nacional Bancaria y de Valores, and that no action has been or will be taken that would permit the offer or sale of the Class A common shares in Mexico absent an available exemption under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores).

Peru

The Class A common shares and this prospectus have not been registered in Peru under the Decreto Supremo Nº 093-2002-EF: Texto Único Ordenado de la Ley del Mercado de Valores (the “Peruvian Securities Law”) or before the Superintendencia del Mercado de Valores and cannot be offered or sold in Peru except in a private offering under the meaning of the Peruvian Securities Laws. The Peruvian Securities Law provides that an offering directed exclusively to “institutional investors” (as defined in the Institutional Investors Market Regulations) qualifies as a private offering. The Class A common shares acquired by institutional investors in Peru cannot be transferred to a third party, unless such transfer is made to another institutional investor or the Class A common shares have been previously registered with the Registro Público del Mercado de Valores.

Qatar

The Class A common shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Saudi Arabia

Any investor in the Kingdom of Saudi Arabia or who is a Saudi person (a Saudi Investor) who acquires the Class A common shares pursuant to this offering should note that the offer of the Class A common shares is an exempt offer under sub-paragraph (3) of paragraph (a) of Article 16 of the “Offer of Securities Regulations” as issued by the Board of the Capital Market Authority resolution number 2-11-2004 dated October 4, 2004, and amended by the resolution of the Board of Capital Market Authority resolution number 1-33-2004 dated December 21, 2004 (the KSA Regulations). The Class A common shares may be offered to no more than 60 Saudi Investors and the minimum amount payable per Saudi Investor must not be less than Saudi Riyal (SR) 1 million or an equivalent amount. The offer of Class A common shares is therefore exempt from the public offer provisions of the KSA Regulations, but is subject to the following restrictions on secondary market activity: (a) A Saudi Investor (the transferor) who has acquired Class A common shares pursuant to this exempt offer may not offer or sell Class A common shares to any person (referred to as a transferee) unless the price to be paid by the transferee for such Class A common shares equals or exceeds SR1 million; (b) if the provisions of paragraph (a) cannot be fulfilled because the price of the Class A common shares being offered or sold to the transferee has declined since the date of the original exempt offer, the transferor may offer or sell the Class A common shares to the transferee if their purchase price during the period of the original exempt offer was equal to or exceeded SR1 million; and (c) if the provisions of paragraphs (a) and (b) cannot be fulfilled, the transferor may offer or sell the Class A common shares if he/she sells his entire holding of the Class A common shares to one transferee.

United Arab Emirates

The Class A common shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Furthermore, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority of the United Arab Emirates or the Dubai Financial Services Authority.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, each underwriter has not offered or sold any Class A common shares or caused such Class A common shares to be made the subject of an invitation for subscription or purchase and will not offer or sell such Class A common shares or cause such Class A common shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Class A common shares, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the SFA; (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA; or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A common shares pursuant to an offer made under Section 275 of the SFA, except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A), or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification — Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the Class A common shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

South Korea

The Class A common shares have not been and will not be registered with the Financial Services Commission of Korea for public offering in Korea under the Financial Investment Services and Capital Markets Act, or the “FSCMA.” The Class A common shares may not be offered, sold or delivered, or offered or sold for re-offering or resale, directly or indirectly, in Korea or to any Korean resident (as such term is defined in the Foreign Exchange Transaction Law of Korea, or “FETL”) other than the Accredited Investors (as such term is defined in Article 11 of the Presidential Decree of the FSCMA), for a period of one year from the date of issuance of the Class A common shares except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the FETL and the decrees and regulations thereunder. The Class A common shares may not be resold to Korean residents unless the purchaser of the Class A common shares complies with all applicable regulatory requirements (including but not limited to government reporting requirements under the FETL and its subordinate decrees and regulations) in connection with the purchase of the Class A common shares.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in our Class A common shares. The Class A common shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act, or “FinSA,” and no application has or will be made to admit the Class A common shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the Class A common shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the Class A common shares may be publicly distributed or otherwise made publicly available in Switzerland.

Expenses of the Offering

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
SEC registration fee	US$
Nasdaq listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Transfer agent and registrar fees
Accounting fees and expenses
Miscellaneous costs
Total	US$

All amounts in the table are estimates except the SEC registration fee, the Nasdaq listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

Legal Matters

Certain matters of U.S. federal and New York State law will be passed upon for us by White & Case LLP, and for the underwriters by Davis Polk & Wardwell LLP. The validity of the Class A common shares offered in this offering and other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Cayman) LLP. Certain other matters of Brazilian law will be passed upon for us by Pinheiro Neto Advogados and for the underwriters by Lefosse Advogados.

Experts

The consolidated financial statements of PicS Ltd. as of December 31, 2022 and 2021 and for each of the years in the two-year period ended December 31, 2022 have been included herein in reliance upon the report of KPMG Auditores Independentes Ltda., independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Enforceability of Civil Liabilities

Cayman Islands

We are registered under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less prescriptive body of securities laws as compared to the United States and some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

We have been advised by our Cayman Islands legal counsel, Maples and Calder (Cayman) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. Anti-Money Laundering

If any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, or “FRA”, pursuant to the Proceeds of Crime Act (2020 Revision) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (2018 Revision) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property.

Brazil

Substantially all of our assets are located outside the United States, in Brazil. In addition, all of the members of our board of directors and our officers are nationals or residents of Brazil and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., with offices at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any state in the United States arising out of this offering.

We have been advised by Pinheiro Neto Advogados, our Brazilian counsel, that a judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. Such counsel has advised that a judgment against us, the members of our board of directors or our executive officers obtained in the United States would be enforceable in Brazil without retrial or re-examination of the merits of the original action including, without limitation, any final judgment for payment of a certain amount rendered by any such court, provided that such judgment has been previously recognized by the Brazilian Superior Tribunal of Justice (Superior Tribunal de Justiça), or “STJ.” That recognition will only be available, pursuant to Articles 963 and 964 of the Brazilian Code of Civil Procedure (Código de Processo Civil, Law n.13,105, dated March 16, 2015, as amended), if the U.S. judgment:

•        complies with all formalities necessary for its enforcement;

•        is issued by a court of competent jurisdiction after proper service of process is made or after sufficient evidence of our absence has been given, as requested under the laws of the United States;

•        is not rendered in an action upon which Brazilian courts have exclusive jurisdiction, pursuant to the provisions of art. 23 of the Brazilian Code of Civil Procedure (Brazilian Federal Law No. 13,105/2015, as amended);

•        is final and, therefore, not subject to appeal (res judicata) in the United States;

•        creates no conflict between the United States judgment and a previous final and binding (res judicata) judgment on the same matter and involving the same parties issued in Brazil;

•        is duly apostilled by a competent authority of the United States, according to the Hague Convention Abolishing the Requirement of Legalization for Foreign Public Documents dated as of October 5, 1961 authentication, or the “Hague Convention.” If such decision emanates from a country that is not a signatory of the Hague Convention, it must be duly authenticated by a Brazilian Diplomatic Office or Consulate;

•        is accompanied by a translation into Portuguese made by a certified translator in Brazil, unless an exemption is provided by an international treaty to which Brazil is a signatory; and

•        is not contrary to Brazilian national sovereignty or public policy and does not violate the dignity of the human person, as set forth in Brazilian law.

The judicial recognition process may be time-consuming and may also give rise to difficulties in enforcing such foreign judgment in Brazil. Accordingly, we cannot assure you that judicial recognition of a foreign judgment would be successful, that the judicial recognition process would be conducted in a timely manner or that a Brazilian court would enforce a judgment of countries other than Brazil.

We believe original actions may be brought in connection with this initial public offering predicated on the federal securities laws of the United States in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us or the members of our board of directors or our executive officers and certain advisors named herein.

In addition, a plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil or is outside Brazil during the course of litigation in Brazil and who does not own real property in Brazil must post a bond to guarantee the payment of the defendant’s legal fees and court expenses in connection with court procedures for the collection of money according to Article 83 of the Brazilian Code of Civil Procedure (Código de Processo Civil). This is so except in the case of: (1) claims for collection on a título executivo extrajudicial (an instrument which may be enforced in Brazilian courts without a review on the merits), or enforcement of foreign judgments that have been duly recognized by the Superior Court of Justice; (2) counterclaims; and (3) when an exemption is provided by an international agreement or treaty to which Brazil is a signatory.

If proceedings are brought in Brazilian courts seeking to enforce our obligations with respect to our Class A common shares, payment shall be made in reais. Any judgment rendered in Brazilian courts in respect of any payment obligations with respect to our Class A common shares would be expressed in reais. See “Risk Factors — Risks Relating to Our Class A Common Shares and this Offering — Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais.”

We have also been advised that the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant in Brazil is governed and limited by provisions of Brazilian law.

Notwithstanding the foregoing, we cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

Where You Can Find More Information

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will be subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

PicS Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of PicS Ltd. and subsidiaries (the Company) as of December 31, 2022, and 2021, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Auditores Independentes Ltda.

KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2019.

São Paulo, Brazil

November 22, 2023

PicS Ltd. Consolidated statements of financial position At December 31, 2022 and 2021 (Thousands of Brazilian Reais)
	Note	December 31, 2022	December 31, 2021
ASSETS
Cash and cash equivalents	7	6,361,401	149,291
Financial assets		5,057,174	9,115,601
Financial assets measured at fair value through other comprehensive income	8	829,750	1,856,299
Financial investments		829,750	1,856,299
Financial investments at fair value through profit or loss	8	740,019	—
Financial investments		740,019	—
Financial assets measured at amortized cost		3,487,405	7,259,302
Financial investments	8	—	4,637,289
Trade receivables	9	3,417,673	2,554,258
Other receivables	10	69,732	67,755
Prepaid expenses	11	45,871	26,696
Other assets		3,684	1,207
Tax assets	25.1	204,852	56,426
Current income tax assets		198,010	56,426
Deferred tax assets		6,842	—
Legal deposits		320	70
Investments		—	11
Property, plant and equipment	12	34,834	43,381
Right of use assets – leases	12	44,837	51,709
Intangible assets	13	409,927	253,720
TOTAL ASSETS		12,162,900	9,698,112

LIABILITIES
Financial liabilities measured at amortized cost		10,558,571	9,026,073
Third-party funds	14	10,172,578	6,510,209
Loans	15	—	228,279
Trade payables	16	385,993	323,985
Obligations to FIDC quota holders	17	—	1,963,600
Labor obligations	18	339,267	192,471
Taxes payable	25.2	42,969	43,836
Lease liability	19	52,953	58,911
Provision for legal and administrative claims	20	6,912	1,461
Total Liabilities		11,000,672	9,322,752

Equity		1,162,228	375,360
Share capital	21	1,687	272
Additional paid-in capital	21	1,749,566	894,883
Capital reserve	21c	525,289	502,027
Fair value reserve	21	(265)	(1,349)
Other reserve	21a	194,910	—
(-) Accumulated losses		(1,201,648)	(1,155,956)
Non-Controlling interests		(107,311)	135,483
TOTAL EQUITY AND LIABILITIES		12,162,900	9,698,112

The notes are an integral part of the consolidated financial statements.

PicS Ltd. Consolidated statements of profit or loss For the years ended December 31, 2022 and 2021 (Thousands of Brazilian Reais, except loss per share)
		Year ended December 31
	Note	2022	2021
Net revenue from transaction activities and other services	23a	833,318	226,282
Financial income	23b	2,101,981	918,428
Total revenue and financial income		2,935,299	1,144,710

Cost of sales and services	24	(756,346)	(572,228)
Selling expenses	24	(853,750)	(1,260,280)
Administrative expenses	24	(707,848)	(488,062)
Financial expenses	24	(1,259,646)	(445,392)
Other expenses	24	(145,133)	(358,304)
Other income	24	88,539	79,046

Loss before income taxes		(698,885)	(1,900,510)

Income taxes	25.3	5,988	387
Loss for the period		(692,897)	(1,900,123)
Loss attributable to the Company’s shareholders		(45,692)	(1,557,956)
Loss attributable to non-controlling interests		(647,205)	(342,167)
Loss per share – basic and diluted (R$)	21d	(39.241)	(1,423.076)

The notes are an integral part of the consolidated financial statements.

PicS Ltd. Consolidated statements of comprehensive income For the years ended December 31, 2022 and 2021 (Thousands of Brazilian Reais)
	Year ended December 31
	2022	2021
Net loss for the period	(692,897)	(1,900,123)
Other comprehensive income (OCI)
– Items that can be subsequently reclassified to profit or loss
Net change in fair value of financial assets at fair value through other comprehensive income	1,326	(1,626)
Reclassification of fair value adjustments to profit or loss	(242)	—

Total comprehensive loss	(691,813)	(1,901,749)
Comprehensive loss attributable to the Company’s shareholders	(44,628)	(1,559,582)
Comprehensive loss attributable to non-controlling interests	(647,185)	(342,167)

The notes are an integral part of the consolidated financial statements.

PicS Ltd. Consolidated statements of changes in equity For the years ended December 31, 2022 and 2021 (Thousands of Brazilian Reais)
	Note	Share capital	Additional paid-in capital	Capital reserve	Fair value reserve	Other reserve	Accumulated losses	Non Controlling interest	Total
Balances as of December 31, 2020 – PicPay		841,246	—	652,766	277	—	(1,183,691)	—	310,598
Other comprehensive income for the period		—	—	—	(267)	—	—	—	(267)
Capital increase	21a	177,201	—	—	—	—	—	—	177,201
Capital reserve	21c	—	—	250,906	—	—	—	—	250,906
Net loss for the period		—	—	—	—	—	(402,004)	—	(402,004)
Balances as of April 18, 2021 – PicPay		1,018,447	—	903,672	10	—	(1,585,695)	—	336,434

Restructuring of April 19, 2021	21a/21c	(1,018,394)	336,424	(903,672)	—	—	1,585,695	—	53
Balances as of April 19, 2021 – PicS		53	336,424	—	10	—	—	—	336,487

Other comprehensive loss for the period		—	—	—	(1,359)	—	—	—	(1,359)
Capital increases	21a	18	104,810	—	—	—	—	—	104,828
Contribution from NCI without a change in control	21a	—	—	—	—	—	—	931,500	931,500
Reduction with NCI without a change in control	21a	201	453,649	—	—	—	—	(453,850)	—
Capital reserve	21c	—	—	502,027	—	—	—	—	502,027
Net loss for the period		—	—	—	—	—	(1,155,956)	(342,167)	(1,498,123)
Balances as of December 31, 2021 – PicS		272	894,883	502,027	(1,349)	—	(1,155,956)	135,483	375,360

Other comprehensive income for the period		—	—	—	1,084	—	—	—	1,084
Capital increases	21a	107	59,001	—	—	—	—	—	59,108
Contribution from NCI without a change in control	21a	—	—	—	—	—	—	1,396,311	1,396,311
Transactions with NCI without a change in control	21a	—	—	—	—	194,910	—	(194,910)	—
Reduction with NCI without a change in control	21a	1,308	795,682	—	—	—	—	(796,990)	—
Capital reserve	21c	—	—	23,262	—	—	—	—	23,262
Net loss for the period		—	—	—	—	—	(45,692)	(647,205)	(692,897)
Balances as of December 31, 2022 – PicS		1,687	1,749,566	525,289	(265)	194,910	(1,201,648)	(107,311)	1,162,228

The notes are an integral part of the consolidated financial statements.

PicS Ltd. Consolidated statements of cash flows For the years ended December 31, 2022 and 2021 (Thousands of Brazilian Reais)
	Note	2022	2021
Loss for the period		(692,897)	(1,900,123)
Adjustments for
Related party transactions		14,226	752,933
Labor provisions		40,578	34,774
Depreciation/amortization	12/13	74,381	49,449
Provision for legal and administrative claims	20	7,660	3,716
Chargeback (release)/provision		(350)	3,274
Write-off on trade receivables		4,091	—
Impairment of intangible assets	13	—	852
Loss or (gain) on disposal of property, plant and equipment	12/13	3,821	413
Interest accrued on loans	15	15,454	6,559
Interest accrued on FIDC senior quotas		172,410	105,642
Interest accrued on financial investments		(334,115)	(80,406)

Variations in operating assets and liabilities
– financial investments		5,259,018	(5,109,152)
– trade receivables and other receivables		(776,275)	(1,833,809)
– prepaid expenses		(19,175)	(7,924)
– other assets		(158,792)	(50,441)
– third-party funds		4,190,063	5,462,925
– labor obligations and taxes payable		119,184	146,470
– change in trade payables and other obligations		63,692	258,720
– legal and administrative claims	20	(2,209)	(2,613)
Interest paid		(640,969)	(347,238)
Net cash from (used in) operating activities		7,339,796	(2,505,979)

Cash flows from investing activities
Acquisition of subsidiaries net of cash acquired		—	(54,824)
Cash received in common control transactions	2	154,530	—
Acquisition/(disposal) of investments		11	(1)
Acquisition of property, plant and equipment		(5,328)	(24,805)
Acquisition of intangible assets	13	(212,442)	(219,050)
Net cash used in investing activities		(63,229)	(298,680)

Cash flows from financing activities
Share capital increase	21a	59,108	282,083
Issuance of non-controlling interests	21a	1,248,200	931,500
Proceeds from FIDC senior quotas		190,672	977,770
Purchase of FIDC senior quotas	27	(2,326,682)	—
Proceeds from loans		50,000	224,997
Payment of loans		(275,000)	—
Payment of leases		(10,755)	(8,849)
Related party funding payments		—	(245,755)
Related party funding receipt		—	680,330
Net cash (used in) from financing activities		(1,064,457)	2,842,076

Net increase in cash and cash equivalents		6,212,110	37,417

Cash and cash equivalents at the beginning of the period		149,291	111,874
Cash and cash equivalents at the end of the period		6,361,401	149,291

The notes are an integral part of the consolidated financial statements.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

1. Operating context

PicS Ltd. (“PicS” or “Company”, along with its subsidiaries, “PicPay Group” or “Group”) is a Cayman Island exempted company with limited liability, incorporated on April 16, 2021. On April 19, 2021, PicPay Instituição de Pagamento S.A. (formerly PicPay Serviços S.A., the company changed its name on October 26, 2021) (“PicPay”) which was, at that time, directly controlled by J&F Participações (“J&F Participações”) completed its corporate reorganization process (“the Restructuring”). Prior to the Restructuring PicS was a non-operating company with no material assets, liabilities or contingencies. The controlling shareholders of PicPay contributed their shares to PicS receiving shares of PicS in exchange and, in this way, became the holders of 100% of the shares of PicS. As a result, J&F Participações and PicS become, respectively, the indirect and direct controlling entities of PicPay. The ultimate shareholders of PicPay and its voting and non-voting interest were the same before and after the Restructuring.

The Group accounted for the Restructuring as a common control transaction, and the pre-restructuring carrying amounts of PicPay were included in the PicS consolidated financial statements at book value (carryover basis). Thus, these consolidated financial statements reflect:

1.      The historical operating results, cash flows and financial position of PicPay prior to the Restructuring;

2.      The contribution of PicPay’s consolidated assets and liabilities at book value on April 19, 2021;

3.      The consolidated operating results, cash flows and financial position of the Group following the Restructuring;

PicPay is a privately held company, constituted on July 10, 2015, with its principal place of business in the city of São Paulo, State of São Paulo, Brazil, which provides financial, communication and consumer services. On September 30, 2020 PicPay was authorized by Central Bank of Brazil (“BACEN”) to operate as a Payment Institution.

PicPay serves both individuals and corporations. As it relates to individuals, its target market are citizens located in Brazil, registered in the Individual Taxpayer Register (CPF), and owners of smartphones with iOS and Android operating systems, with special focus on those who do not have an account with financial institutions (“unbanked”). These services are run on PicPay’s technology platform which is primarily accessed through PicPay’s mobile phone application (“app”). As it related to corporations, PicPay provides services to small commercial establishments, self-employed professionals and corporates with large retail networks across multiple sectors of the retail market, such as restaurants, gas stations, supermarkets and pharmacies, among others.

PicPay acts as a payment arrangements institution, where the user has a pre or post-paid payment account with PicPay and PicPay enables them to make purchases and transfers between users and merchants.

In its payment arrangements, PicPay acts as an electronic money issuer, creating and managing prepaid payment accounts for its users and post-paid transactions which are made using credit cards which are on-boarded into the app by its users. It enables commercial establishments to accept electronic payments, either in the role of a payment institution issuing electronic money, in the case of payments between PicPay accounts, or as an accrediting payment institution (sub-acquirer) in the case of post-paid payment arrangements. In order to expand the offer of financial products to its users, the Company entered into an agreement to act as a correspondent for Banco Original S.A. (“Banco Original”) in Brazil, allowing PicPay to offer its users the ability to settle bank issued payment slips (“boletos”) as well as offer loans from Banco Original and co-branded credit cards issued by Banco Original (PicPay Card) to its customers.

PicPay also gives its clients access to digital goods in its app-based marketplace, such as in-game credits, cell phone recharges and transport tickets, among others.

In order to allow PicPay to offer its clients the ability to make or accept certain payments in installments (e.g. payment of bank issued payment slips), the Company structured a Receivables Investment Fund (“FIDC” — the Fundo de Investimentos em Direitos Creditórios Não-Padronizados PicPay I) domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, Brazil, whose quotas were initially all held by its controlling quota holder, Banco Original S.A. (“Banco Original”). On February 23, 2021, the quotas held by Banco Original in FIDC PicPay I were converted

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

1. Operating context (cont.)

into 1,023,000,000 senior quotas and FIDC PicPay I issued 113,668,226 subordinated quotas to PicPay in exchange for R$97,800, which was settled in cash. PicPay began to consolidate FIDC PicPay I on February 23, 2021 which had a balance of cash and cash equivalents of R$145,140 such that the net effect was an increase of R$47,340 in cash and cash equivalents. Refer to Note 17 for further details.

FIDC acts by acquiring from PicPay the scheduled series of monthly receivables generated when an individual makes a payment in installments using an on-boarded credit card or when a self-employed individual or merchant offers their customers the opportunity to make their payments in installments through PicPay.

On July 20, 2021 PicPay acquired 100% of the share capital of Guiabolso Correspondente Bancário e Serviços Ltda. (“Guiabolso”) and its subsidiary Guiabolso Pagamentos Ltda. (formerly Just Correspondente Bancário e Serviços Ltda.) (“Just”) for R$110,000, paid in cash. PicPay began to consolidate both entities in July, 2021 which had a consolidated balance of cash and cash equivalents of R$7,836, resulting in a net decrease of R$102,164 in cash and cash equivalents.

On December 31, 2021 the Group incorporated a new Brazilian entity named PicPay Holding Ltda. (“PicPay Holding”). As a result of the transaction described in Note 21a on December 31, 2021 this entity became an intermediate holding company with direct control over PicPay, while itself being controlled by PicS.

On February 25, 2022 J&F Participações contributed its shares of PicPay Bank — Banco Múltiplo S.A. (formerly Banco Original do Agronegócio S.A., the company’s change of name was approved by BACEN on May 26, 2022) (“PicPay Bank”) to PicPay Holding. J&F Participações contributed 102,192,983 shares free and clear of any encumbrances representing 100% of the share capital of PicPay Bank, in exchange for the issuance by PicPay Holding of 146,900,768 common shares with a total par value of R$146,901. PicPay Holding began to consolidate PicPay Bank in February, 2022 when there was a net increase in cash and cash equivalents of R$153,380. Refer to Note 21(a) for further details.

On September 14, 2022 J&F Participações contributed its shares of Crednovo Sociedade de Empréstimo Entre Pessoas S.A. (“Crednovo”) to PicPay Holding. It contributed 26,000,000 shares free and clear of any encumbrances representing 100% of the share capital of Crednovo, in exchange for the issuance by PicPay Holding of 1,209,523 common shares with a total par value of R$1,210. PicPay Holding began to consolidate Crednovo in September, 2022 when there was a net increase in cash and cash equivalents of R$1,150. Refer to Note 21(a) for further details.

2. Presentation and preparation of the Consolidated Financial Statements

2.1 Basis of preparation of the consolidated financial statements

These consolidated financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were approved by the Management on November 22, 2023.

The Group’s future strategy is expected to continue focusing on acquiring users and developing new products and services. There is a pipeline of new products in all business segments for the upcoming years. The Group’s expectation is that the existing user base, products and features will start to generate results, and that retained users will not require significant additional costs and will generate more revenue, as they transact more often and in more products. For 2023 onwards, our main focus will to grow with profitability and continue to scale our products and services to our clients, increasing our portfolio of financial services and pursuing a closer relationship with our client base, willing to become the primary financial account choice over time.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the Consolidated Financial Statements (cont.)

Until it reaches maturity of its user base, and has a complete portfolio of products, the Group will continue to require contributions from its shareholders. The contribution needs are projected through periodic monitoring of the Group’s cash flow and must be approved by the Board of Directors and by BACEN. Current shareholders have committed to support all actions required for continuing as a going concern, with the firm commitment to invest additional funds, if necessary.

The consolidated financial statements were prepared on a historical cost basis, unless otherwise stated.

2.2 Basis of consolidation

These consolidated financial statements include PicS and all entities over which it has control (subsidiaries). Control is when the Group is exposed or has rights to variable returns from its involvement with the investee, has existing rights that give it the ability to direct the relevant activities and has the ability to affect those returns through its power over the investee.

The Group reassesses whether or not it controls a subsidiary if facts and circumstances indicate there are changes to one or more of the elements of control. Consolidation of a subsidiary begins when the Group obtains control over the entity and ceases when the Group loses control. Assets, liabilities, income and expenses of a subsidiary are included in the consolidated financial statements from the date the Group obtains control until the date the Group loses control. Intragroup transactions between parent company and its subsidiaries are eliminated in full on consolidation.

As described in Note 1, starting from the date of acquisition of the subordinated quotas the Group consolidates FIDC PicPay I, as it obtained control over it. The bylaws of the FIDC grant the Group significant decision-making authority over it, such as the right to determine which credits rights are eligible to be acquired by the FIDC. In addition, FIDC’s senior quota holders receive a remuneration and must be fully redeemed by the Group at the maturity date. As sole holders of the subordinated quotas, the Group is exposed to the residual value in the FIDC after the senior quota holders have received their defined return. The senior quotas, when held by entities outside of the Group, are accounted for as a financial liability under “Obligations to FIDC quota holders” and the remuneration accrued to senior quota holders is recorded as “financial expenses”. The Group obtained control over FIDC PicPay I in a transaction between entities under common control which was accounted for at cost.

The Company acquired 100% of the share capital of Guiabolso and its subsidiary, Just, which are both consolidated in these consolidated financial statements from the date control was obtained (July 20, 2021), refer to Note 28 for further details.

The Company consolidates 100% of the share capital of PicPay Bank in these consolidated financial statements from the date control was obtained (February 25, 2022). PicPay Bank was an entity under common control when J&F Participações contributed the totality of its shares to PicPay Holding. The Group accounting policy is to account for common control transactions at book value. As a result, on February 25, 2022, the Group consolidated the following assets and liabilities: cash and cash equivalents R$153,380, tax assets R$1,396, taxes payable R$4,682 and provision for legal and administrative claims R$2,515.

The Company consolidates 100% of the share capital of Crednovo in these consolidated financial statements from the date control was obtained (September 14, 2022). Crednovo was an entity under common control when J&F Participações contributed its shares to PicPay Holding. The Group accounting policy is to account for common control transactions at book value. As a result, on February 25, 2022, the Group consolidated the following assets and liabilities: cash and cash equivalents R$1,150, financial investments R$1,632, intangible assets R$1,130, labor obligations R$1,584, taxes payables R$329 and loans R$1,500.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the Consolidated Financial Statements (cont.)

The consolidated financial statement includes the following subsidiaries:

Entity	Country	Principal activities	December 31, 2022	December 31, 2021	Direct or Indirect Control
PicPay Holding Ltda.	Brazil	Holding	92.42%	63.91%	Direct
PicPay Instituição de Pagamento S.A.	Brazil	Payment Services(2)	100.00%	100.00%	Indirect
Fundo de Investimentos em Direitos Creditórios Não-Padronizados PicPay I(1)	Brazil	Receivable investment fund	100.00%	100.00%	Indirect
Guiabolso Correspondente Bancário e Serviços Ltda.	Brazil	Bank correspondent	100.00%	100.00%	Indirect
Guiabolso Pagamentos Ltda. (formerly Just Correspondente Bancário e Serviços Ltda.)	Brazil	Bank correspondent	100.00%	100.00%	Indirect
PicPay Bank – Banco Múltiplo S.A. (formerly Banco Original do Agronegócio S.A.)	Brazil	Bank services(2)	100.00%	0.0%	Indirect
Crednovo Sociedade de Empréstimo Entre Pessoas S.A.	Brazil	P2P Lending Services	100.00%	0.0%	Indirect

____________

(1)    The    % interest represents the percentage of the subordinated quotas issued by the FIDC and held by the Group.

(2)    Bank activities are focused on CDB, lending and funding. Payment institutions activities are focused on payment services, virtual wallet and other financial activities.

Accounting policies have been applied uniformly to all consolidated entities.

3. Significant accounting policies

3.1 Functional and presentation currency

The functional currency of a company is the local currency within the primary economic environment in which it operates. These consolidated financial statements are presented in Brazilian reais (R$), which is the Group presentation and functional currency. There are no significant transactions carried out in foreign currency. All financial information is presented in thousands of reais, except when otherwise indicated.

3.2 Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other highly liquid short-term investments, which are redeemable within 90 days at a known amount of cash and are subject to an insignificant risk of change in value. Cash equivalents are held in order to meet short-term cash commitments, and not for investment or for other purposes.

3.3 Trade receivables

Amounts receivable from financial transactions processed by acquirers and card issuers

Composed of the amounts receivable from acquirers and card issuers for payment transactions with credit cards and debit cards made by users on the Group’s payment platform. Receivables from debit card transactions are settled in 1 day and receivables from normal credit card transactions are settled on or prior to 32 days following the transaction. The credit card payments through monthly installments for up to 12 months and due from the acquirer generates receivables which are measured at amortized cost and are net of provisions for credit and fraud risk (chargeback). In

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

3. Significant accounting policies (cont.)

the past these receivables were either: i) transferred, with recourse, to FIDC PicPay I via pass-through arrangements. Prior to consolidation of the FIDC (starting on February 23, 2021 as described in Note 1), receivables transferred to the FIDC were not derecognized as PicPay retained substantially all the risks and rewards of the receivables due to the recourse mechanism. After February 23, 2021 these transactions have no impact on the consolidated financial statements; or ii) assigned to Banco Original (without recourse) which led to the derecognition of these receivables. The Group has not assigned any receivables to Banco Original since March 2022.

Amounts receivable from provision of services

Primarily composed of receivables related to business partner commissions and intermediation fees charged for processing transactions receivable from commercial establishments.

3.4 Financial assets and liabilities

Financial assets

Financial assets are classified into the following categories: (i) at fair value through other comprehensive income (FVOCI); (ii) amortized cost; and (iii) measured at fair value through profit or loss (FVTPL). The classification is made based both on the Group’s business model, for the management of the financial asset, and on the characteristics of the contractual cash flows of the financial asset.

Financial assets at fair value through other comprehensive income

A financial asset is measured at fair value through other comprehensive income if it meets the “principal and interest only” criteria, that is, cash flows that exclusively constitute principal and interest payments, and that is maintained in a business model whose objective is achieved both by obtaining contractual cash flows and by selling the financial asset.

Upon initial recognition, the Group may make an irrevocable choice to present, in other comprehensive income, subsequent changes in the fair value of investment in an equity instrument.

Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss as financial income and expenses, fair value gains and losses are recognized in Other Comprehensive Income. Upon derecognition, accumulated gains and losses in Other Comprehensive Income are reclassified to profit or loss.

Amortized cost

They are instruments maintained within the business model whose objective is to maintain financial assets in order to receive contractual cash flows and in contractual terms give rise to cash flows that constitute, solely payments of principal and interest on the principal amount outstanding (“SPPI” criterion). The amortized cost is reduced by impairment losses, interest revenue, exchange gains and losses and impairment are recognized in profit or loss.

Financial assets at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss when the assets do not meet the classification criteria of the other categories. Additionally, the Group may, upon initial recognition, irrevocably designate a financial asset as measured at fair value through profit or loss if, in doing so, it can eliminate or significantly reduce a measurement or recognition inconsistency.

Financial assets recognized in this category are exclusively maintained to manage cash flow and are not expected to be held in order to received contractual cash flow from this financial instrument.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

3. Significant accounting policies (cont.)

Derecognition

A financial asset is derecognized when:

•        The contractual rights to receive cash flows from the asset have expired; or

•        The Group transferred its contractual rights to receive cash flows from the asset or assumed a contractual obligation to pay the received cash flows, without material delays, to a third party; and either the Group has transferred substantially all the risks and benefits of the asset or the Group has not transfer nor retained substantially all the risks and benefits of the asset but transferred control of the asset.

When the Group transfers its contractual rights to receive cash flows from an asset, it assesses whether, and to what extent, it has retained the risks and benefits of ownership. When the Group has neither transferred nor retained substantially all the risks and benefits of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continued involvement.

In such cases, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured based on the rights and obligations that the Company maintained.

Expected credit loss

The Group’s credit risk arises from exposures to other financial institutions or acquirers, including cash operations at banks, cash equivalents, financial investments and financial assets. As a prepaid payment institution, PicPay does not make loans directly to its users. To calculate the expected credit loss, we use the following parameters: PD (Probability of Default) — probability of default of the counterparty. LGD (Loss Given Default) — amount lost due to default and EAD (Exposure at Default) — amount exposed at the time of default. Refer to Note 26 for further details.

Financial liabilities

Financial liabilities are measured at amortized cost.

Amortized cost

Financial liabilities at amortized cost are initially measured at fair value, net of transaction costs, and subsequently measured at amortized cost using the effective interest method, with interest expenses recognized using the effective interest rate.

A financial liability is derecognized when it is settled, canceled or expired. When an existing financial liability is replaced by another from the same creditor on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability.

3.5 Other assets

Measured at cost of acquisition or investment plus, when applicable, indexation calculated on a pro rata die basis up to the reporting date.

3.6 Property, plant and equipment

Measured at historical cost, less accumulated depreciation and impairment losses. Depreciation is calculated on a straight-line method and considers the estimated useful life of the assets. The estimated useful life, residual values and depreciation methods are reviewed annually and the effect of any changes in estimates is accounted for prospectively.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

3. Significant accounting policies (cont.)

The useful lives of fixed assets are estimated as follows:

•        Machinery and equipment — 10 years

•        Right of use — leases — 5 to 10 years

•        Computers and equipment — 5 years

•        Furniture and fixtures — 10 years

•        Improvements — 5 to 12 years

•        Facilities — 10 years

Items of property, plant and equipment are written off after disposal or when there are no future economic benefits arising from the continuing use of the asset. Any gains or losses from the sale or write-off of the assets are determined by the difference between the amounts received in sale and the carrying amount and are recognized in profit or loss.

3.7 Intangible Assets

Intangible assets refer to software licenses and software developed internally or externally, have a defined useful life and are recorded at cost, less amortization and accumulated impairment losses. Amortization is recognized by the straight-line method, based on the estimated useful life of the assets. The estimated useful life and the amortization method are revised yearly, and the effects of any changes in estimates are recorded prospectively. The amortization period for all intangible assets is 5 to 10 years, being amortized between 10% and 20% per year.

Development expenditures are capitalized only if they can be reliably measured, if future economic benefits are likely, and if the Group has sufficient intent and resources to complete development and use or sell the asset. Other development expenses are recognized in profit or loss as incurred. After initial recognition, capitalized development expenses are measured at cost, less accumulated amortization and any losses due to impairment.

3.8 Impairment of non-financial assets

The Group assesses, at each reporting date, whether there are any indications that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or Cash Generating Unit’s (CGU’s) fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used.

The Group bases its impairment calculation on most recent budgets and forecast calculations. A long-term growth rate is calculated and applied to project future cash flows. The Group performed its annual impairment test for CGUs that contain Goodwill. Refer to Note 13 for more details.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

3. Significant accounting policies (cont.)

3.9 Business Combination and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, including assets transferred and liabilities assumed, measured at fair value.

Any contingent consideration to be transferred by the Group is recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent consideration treated as an asset or liability are recognized in profit or loss.

Goodwill is measured as the excess of the consideration transferred over the fair value of identifiable assets acquired and liabilities assumed. If the consideration transferred is smaller than the fair value of identifiable assets acquired and liabilities assumed, the difference is recognized as a gain on bargain purchase in profit or loss. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill acquired in a business combination is tested for impairment annually or when there are any indication that goodwill may be impaired.

Business Combination under common control

A business combination involving entities under common control is one in which all entities of the combination are controlled by the same ultimate partners, both before and after the combination, and that control is not transitory. In this situation, the pre-combination carrying amounts of the assets and liabilities are merged into the Group at their carrying amounts, without any fair value measurement adjustments. The Group does not recognize goodwill arising from these common control transactions.

Post-combination service payment

The amount remaining from the agreement with J&F International B.V. for post-combination services payments to shareholders of acquired entities, which remain as employees of the Group, are recognized as personnel expenses on a straight-line method and considers vested period established in contract.

3.10 Leases

For lease agreements with a term of more than one year, the Group recognizes: (i) a lease liability that corresponds to the sum of the consideration of the agreement at present value and (ii) a right-of-use asset. The values of the lease liability and the right-of-use asset are remeasured when changes and/or adjustments in the agreements occur, and the right-of-use asset is evaluated, at least annually (and/or when there is evidence) for impairment.

Lease agreements are recognized as follows:

Right of use assets

The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred if applicable, and lease payments made at or before the commencement date less any lease incentives received.

Lease liabilities

Initially measured at the present value of lease payments that were not paid on the start date, discounted using the Group’s incremental financing rate.

Lease term

The Group recognizes the lease agreements in accordance with the respective contractual terms, including optional renewals when this renewal is reasonably certain.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

3. Significant accounting policies (cont.)

Incremental loans interest rate

To calculate the present value of the payments, the Group determines the interest rate that would be paid to finance the acquisition of the leased assets, based on the rates practiced in the most recent fundraising at the time of recognition of the lease.

Interest expense

Interest expenses are recognized as a financial expense and allocated to each period during the term of the agreement.

Depreciation of right-of-use assets

The useful life of the right-of-use assets is defined as the total term of the agreement, considering, if applicable, any reasonably certain renewals, with its depreciation being recognized in a straight line over the period of its useful life.

3.11 Third party funds

They refer to the balance of the users’ pre-paid accounts and CDB that can be redeemed at any time by the user. These amounts are measured at their redeemable amount and consider the interest payable up to the reporting date, recognized on a pro rata die basis.

3.12 Provisions

Provisions are recognized for present obligations (legal or constructive) resulting from past events, for which it is possible to estimate the amounts reliably and for which settlement is probable.

The amount recognized as a provision is the best estimate of the amount required to settle the obligation at the end of each year, considering the risks and uncertainties related to the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, an asset is recognized when, and only when, the reimbursement is virtually certain and the amount can be measured reliably.

Expenses for the recognition of, or increase in, provisions are recognized in the statement of profit or loss, net of any reimbursement, when applicable.

3.13 Provisions for legal and administrative claims

The recognition, measurement and disclosure of provisions are as follows:

•        Contingent assets — They are not recognized in the financial statements, except when their realization is virtually certain;

•        Contingent liabilities — They are only disclosed in the financial statements because they are possible obligations, since there are still uncertainties as to whether the Group has an obligation that could lead to an outflow of resources that incorporate economic benefits;

•        Provisions — They are recognized as a liability in the financial statements because they are present obligations and it is probable that an outflow of benefits will be necessary to settle the obligation;

•        Legal obligations (tax and social security) — Liabilities arising from agreements, legislation or other legal action in which the entity has no option but to settle the obligation are recognized as a liability in the financial statements.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

3. Significant accounting policies (cont.)

3.14 Income taxes

Income taxes in Brazil consist of Corporate Income Tax (IRPJ) and Social Security Contribution (CSLL). Current income tax is calculated based on the taxable income and a 15%, plus an additional 10% rate on taxable income exceeding R$240/year for Corporate Income Tax, and 9% to 20% on taxable income for Social Security Contribution. Tax losses are carried forward indefinitely and can be used to offset current tax amounts, limited to 30% of taxable income for the year.

On April 28, 2022 a new law was approved (MP nº 1115) that increased Social Security Contribution by 1% from August 1, 2022 to December 31, 2022, which was applicable to PicPay Bank. During this period the total rate of CSLL was 21%.

Income tax expense comprises current and deferred Corporate Income Tax and Social Security Contributions and are recognized in the statement of profit or loss, unless they are related to a business combination or items directly recognized in equity or in other comprehensive income.

Current tax expense is the amount of Corporate Income Tax and Social Security Contribution payable or recoverable related to the taxable income for the period. Cayman Islands local laws do not impose corporate income tax or tax capital gains and therefore there is no income tax impact from this jurisdiction on the Group.

Deferred taxes are amounts of tax assets to be recovered and tax liabilities to be paid in future periods. Deferred tax liabilities comprise taxable temporary differences and deferred tax assets result from income tax loss carryforwards and temporary differences. Deferred tax assets are recognized only when it is probable that there will be taxable profit against which it can be realized, based on technical studies prepared by the Group.

3.15 Revenue recognition

The Group provides a number of financial and payment products and services to its customers, which include individuals and businesses, which they access through the Group’s mobile device application (“app”). In some of the transactions with its customers the Group acts as the principal, responsible for providing the service and in other transactions the Group acts as an agent for a third party.

Revenue is recognized net of sales taxes including Taxes on Services (Imposto Sobre Serviço — ISS), Contribution to the Brazilian government’s Social Integration Program (Programa Integração Social — PIS) and Contribution to the Brazilian government Social Security Program (Contribuição para o Financiamento da Seguridade Social — COFINS).

The principal revenue generating products and services are:

1)      Revenue from payment transaction activities and other services:

Consumer:

•        Digital wallet revenues:    Revenues generated from transactions services provided when a customer uses a credit card registered in the app to transfer money or make payments into their digital wallet for use in a variety of transactions such as a Person-to-Person (“P2P”) payment (instant payment between two PicPay accounts) or Pix (instant payments to any other wallet or bank account). The consumers are charged a variable fee based on the number of installments when applicable and consumer segmentation. PicPay’s performance obligation is to facilitate the transactions by capturing, processing and settling the credit card transaction and installments from the consumer that is using the credit card as source of funding. This is all performed electronically almost immediately after the consumer has contracted the service in the app, at which point PicPay recognizes the revenue. PicPay collects its fee as part of the payments received from the acquirer or from the bank that issued the credit card.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

3. Significant accounting policies (cont.)

•        Bill Payments:    this product allows customers to pay bills usually paid via bank issued payment slips using their registered credit card or account balances in app. When the bill is paid through the account balance, PicPay receives a commission from the bill issuer. When the bill payments is paid using a credit card registered in app, PicPay receives a transaction fee based on the number of installments and consumer segmentation, when applicable (with the same performance obligations and terms of payment as in the digital wallet transactions described above), as well as the commission from the bill issuer, which is recognized when the bill is paid.

•        PicPay issued cards:    debit cards and credit cards issued to PicPay consumers to make transactions in app or in person shopping. PicPay recognizes the interchange fee from card transactions once the performance obligation (to approve the transaction and process the payment) is considered fulfilled, which is almost immediately following the customer’s use of the card. The interchange fee is calculated as a percentage of the transaction amount and is retained from the payments made by PicPay to the acquirer to settle the transaction.

Businesses:

•        Services provided as a merchant acquirer:    PicPay charges a MDR (merchant discount rate) for registered merchants accepting PicPay as payment network (“P2M”), through Qrcode, Pix or e-wallet. PicPay’s performance obligation is to facilitate the transactions by capturing, processing and settling the transactions to merchants. PicPay receives a variable fee based on the number of installments, merchant size and segmentation which it deducts from the amounts paid to the merchant.

2)      Revenue from Commissions — banking correspondent and marketplace

•        PicPay Shop:    Marketplace of non-financial services in app where third-party sellers can sell products and services to PicPay customers including cell phone top-ups, transport credits, credits on digital platforms, games, clothes, accessories and other digital goods. PicPay captures a take rate (%) of the total purchase volume (GMV) from the third-party sellers which varies according to the agreement with the seller. PicPay acts as an agent in such contacts, offering the good or services of the third-party sellers. PicPay’s performance obligation is fulfilled when the customer uses PicPay’s app for these transactions and the take-rate is recognized as revenue on that date.

•        Other services:    Other commissions generated from services, such as:

•        Loans — PicPay’s app give consumers access to obtain loans from third party financial institutions. As a bank correspondent, PicPay receives commissions for the distribution of loans in its app. In the event of a default on the loan distributed from a third-party partner, PicPay is not required to return the commission hence performance obligation is related to the facilitation of the connection between customer and third party. PicPay do not hold any credit risk of the third-party loans.

•        PicPay Credit Card — credit card requested in PicPay’s app and provided under PicPay’s banking correspondent agreement with Banco Original (the issuing bank). PicPay receives a percentage of the interest income and interchange fee received by Banco Original.

Incentives

The Group provides incentives with a variety of characteristics to users to promote its platform. The following criteria are assess to determine if the incentives are considered to be a component of revenue or are separately presented as marketing expenses: (i) whether the payments are to the customer in exchange for a distinct good

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

3. Significant accounting policies (cont.)

or service; (ii) the existence of a performance obligation of the Group to the end user; (iii) whether there is an expectation of specific future contracts as a result of the incentive and (iv) whether the incentives are in substance a payment on behalf of the merchants or other parties involved in the arrangement. If an incentive exceeds the amount of revenue generated by the transaction to which it relates, the excess is recognized as a marketing expense.

3.16 Transactions with related parties

This Note shall be read in connection with Note 21c.

Transactions with related parties measured at fair value are accounted as follows:

3.16.1 PicPay Brand: royalties, variable compensation related to new users and promotion and development expenses

On May 2, 2019 (as amended on May 30, 2019 and June 7, 2019), PicPay entered into a trademark sale agreement (Instrumento Particular de Cessão de Titularidade e Exploração de Marcas e Domínios) with J&F Participações, pursuant to which PicPay sold the trademark “PicPay” and certain other trademarks and domain names to J&F Participações. Under the terms of this trademark sale agreement, PicPay may continue to use the trademark and domain names for a period of four years, which can be extended by an additional period of four years upon mutual agreement of the parties. In exchange for the continued use of the trademarks and domain names during the term of the trademark sale agreement, PicPay agreed to pay J&F Participações royalties in an amount equal to 1% of its net revenues as from May 1, 2021.

On November 1, 2019 (as amended on May 15, 2020, August 31, 2020 and November 30, 2020), PicPay entered into a trademark management agreement (Acordo Operacional para Gestão da Marca PicPay) with J&F Participações, pursuant to which J&F Participações agreed to provide ongoing brand promotion and development services in connection with the “PicPay” trademark. In consideration for the services provided by J&F Participações pursuant to this trademark management agreement, PicPay agreed to pay to J&F Participações a fixed amount per each new user that registered for the PicPay app, as well as variable compensation based on PicPay’s semi-annual net revenue in excess of a specified amount.

On March 18, 2021, the PicPay and J&F Participações entered into a termination agreement with respect to the trademark management agreement (the “Termination Agreement”), but the effects of this contract were subject to the completion of the Company’s initial public offering. Even though the Company had not yet completed its IPO, on September 20, 2021, the parties decided to proceed with the Termination Agreement, with the transfer from J&F Participações of the trademark “PicPay” and certain other trademarks and domain names to PicPay for no consideration, and the financial obligations of the parties pursuant to the trademark management agreement and the trademark sale agreement were terminated, pursuant to terms of the Termination Agreement. The Group accounted for the reacquisition transaction at the amount agreed by the parties, which is zero. As no consideration was paid and the value of the trademark on a stand-alone basis is considered to be immaterial, no intangible asset was recognized.

In the year ended December 31, 2021, the total amount related to the PicPay Brand expenses was recognized under selling expenses and costs of sales with a counterparty as an increase in capital reserve, as the Group has no obligation to settle the transaction with the shareholder. After the termination agreement, the Company continue to be responsible only for its brand promotion and development expenses. Refer to Note 21c and 22 for more details.

3.16.2 Credit right transferred to FIDC and to Banco Original S.A.

Among the various products and features offered by the Group to its users, the payment in installments using the products Bill Pay and P2P have a high level of adherence and acceptance by users.

In the past, credit rights arising from payments made in installments, including amounts paid by acquirers to PicPay acting as sub-acquirer, were transferred to the FIDC, via a passthrough arrangement, or to Banco Original.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

3. Significant accounting policies (cont.)

Due to the fact that these transactions were carried out between the Group and counterparties under common control (related parties), the Group recognized amounts it estimates it would have paid or received under similar agreements with unrelated parties, with any difference between these estimates and the contractual amounts paid or received recognized in the Capital Reserve.

These estimated amounts were required for transfer to the FIDC only until February 23, 2021 when the Group acquired the subordinated quotas of the FIDC. Following this, all the transactions between PicPay and FIDC were eliminated in the consolidation process and the expense recognized reflects the interest payable on the senior quotas issued at market rate. Additionally, from February 23, 2021, transfers made to Banco Original were undertaken on an arm’s length basis so no further estimated amounts were required. In March 2022 the Group ceased making transfers to Banco Original.

3.16.3 Relationship with Banco Original S.A.

Banco Original grants PicPay access to and copies of Banco Original’s application programming interface (“API PAG”). Under the agreement, Banco Original pays PicPay for the use of the API PAG for settlement of bank slips. The revenues are recognized in the statement of profit and loss as “commission — banking correspondent and marketplace”.

PicPay provides Banking Correspondent and Marketplace Services to Banco Original relating to receipts, payments and other activities of third parties and receiving and forwarding proposals for Banco Original credit cards. Under the agreement, Banco Original pays to PicPay a fee per active credit card and a percentage of the total amount of credit contracted and a percentage related to the installments. The revenues are recognized in the statement of profit and loss as “commission — banking correspondent and marketplace”.

Under the Credit Card Partnership Agreement, PicPay and Banco Original agreed to develop, promote and offer a co-branded PicPay credit card to our customers under a revenue-sharing scheme. Under the agreement, Banco Original pays a percentage of credit and debt card’s interchange fee to PicPay. The revenues are recognized in the statement of profit and loss as “commission — banking correspondent and marketplace”.

Banco Original agreed to issue virtual credit cards (“Corporate Credit Card Issuance”) to PicPay’s customers. Under this agreement, Banco Original pays a percentage of the interchange fee to PicPay. The revenues are recognized in the statement of profit and loss as “commission — banking correspondent and marketplace”.

Banco Original provides the services that allows PicPay to offer to its users the ability to withdraw amounts in their accounts by using an QR Code at ATMs (“QR Code Service Agreement”). Under this agreement, PicPay pays a fee to Banco Original, according to the amount of withdrawals made per month.

3.17 Cryptocurrency

In July 2022, the Group launched a platform that enables customers to trade crypto assets in partnership with a specialized company. Although, legally, the custody activity is carried out by the agent, the Group concluded that the transaction related to crypto assets exposes the Group to certain legal, regulatory and technological risks. As of December 31, 2022, users held crypto assets on the platform with a fair value of R$12,740 (R$0 as of December 31, 2021).

The Securities and Exchange Commission (“SEC”) issued in March 2022 staff accounting bulletin nº 121 “SAB 121”, this guidance deals with entities that have obligations to safeguard cryptographic assets held for their customers in addition to maintaining cryptographic key information necessary to access the cryptographic asset. SAB 121 requires an entity that performs these activities to record a liability and a corresponding asset for the fair value of cryptographic assets held by its customers. Therefore, the Group recognized an asset and a liability of R$12,740 as of December 31, 2022 (R$0 as of December 31, 2021) in trade receivables and trade payables, respectively. The fair value of the cryptographic assets held by the Group’s customers is measured using observable prices obtained from crypto exchanges (level 1 fair value measurement).

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

3. Significant accounting policies (cont.)

3.18 Derivative instruments

Derivatives are contracts or agreements whose value is derived from one or more underlying indices or assets referenced in the contract or agreement, which require little or no initial net investment and are settled at a future date.

The Group uses derivatives only for economic hedging purposes and not as speculative investments. Group’s derivatives are classified as at fair value through profit or loss.

4. Operating segments

Operating segments are determined based on information reviewed by the Board of Directors, which is responsible for allocating resources and assessing business performance.

The Board of Directors analyzed results and made strategic decisions based on an unsegmented measure of profit or loss, therefore, the Group operates as a single reportable segment, which is payment transaction services.

There are no assets or revenues outside of Brazil.

5. Adoption of new and revised IFRSs

5.1 New standards and amendments effective for annual periods beginning on January 1, 2022

The following amended standards and interpretations were adopted as of January 1, 2022:

•        Amendments to IAS 37 — For determining whether a contract is onerous.

•        Amendments to IAS 16 — Proceeds before Intended Use — improves transparency by clarifying the accounting requirements from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use.

•        Amendments to IFRS 3 — Updated the reference to the Conceptual Framework.

The above-mentioned standard did not have any impact on theses financial statements.

6. Critical accounting judgments and key estimates and assumptions

In applying the Group’s accounting policies, management must exercise judgment and make estimates which impact the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other factors considered relevant. Actual results may differ from these estimates.

The underlying estimates and assumptions are reviewed at least annually. The effects resulting from the revisions made to the accounting estimates are recognized in the period in which they are revised.

The following are the principal judgments and estimates made by Management during the process of applying the Group accounting policies which significantly affect the amounts recognized in the financial statements.

6.1. Fair value of transactions with related parties

The Group had to estimate the market rates for transfers of credit rights to the FIDC and Banco Original and expenses for the promotion of the PicPay brand incurred by J&F Participações prior to September 20, 2021. Judgment was required to estimate the terms of these transactions as if the same transactions had been made with third parties.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

6. Critical accounting judgments and key estimates and assumptions (cont.)

6.2. Consolidation of FIDC

When assessing whether or not the Group controls FIDC, management placed more emphasis on factors other than voting or similar rights as FIDC voting rights relate mainly to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

7. Cash and cash equivalents

	December 31, 2022	December 31, 2021
Cash and banks	134,250	148,574
Reverse repurchase agreements(1)	6,227,151	—
Automatic investments – current account	—	717
Cash and cash equivalents	6,361,401	149,291

____________

(1)      Investments with historically high liquidity and consist mainly of investments in Brazilian Treasury Bonds (“LFTs”) with an average return of 100% of the basic interest rate (Special System for Settlement and Custody — SELIC, which is a reference rate for the cost of credit in Brazil, settled by the Central Bank). Those balances mature in 1 business day and are intended to finance operations.

Values that are automatically transferred by the bank to an “investment” account overnight are presented as automatic investments — current account, where the balance plus income returns to the original checking account on a daily basis.

8. Financial Investments and Derivative Instruments

a) Financial Investments

As of December 31, 2022

	From 31 to 60 days	From 181 to 365 days	Over 365 days	Cost value	Adjustment to fair value	Fair value
Securities measured at fair value through other comprehensive income	189,347	633,903	6,765	830,015	(265)	829,750
Government Bonds – LFT(1)	189,347	633,903	6,765	830,015	(265)	829,750
Financial investments at fair value through profit or loss	529,056	192,007	19,045	740,108	(89)	740,019
Government Bonds – LFT(1)	529,056	192,007	—	721,063	(89)	720,974
Other investments	—	—	19,045	19,045	—	19,045
Total	718,403	825,910	25,810	1,570,123	(354)	1,569,769

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

8. Financial Investments and Derivative Instruments (cont.)

As of December 31, 2021

	Up to 30 days	From 31 to 60 days	From 181 to 365 days	Over 365 days	Cost value	Adjustment to fair value	Fair value
Securities measured at fair value through other comprehensive income	—	596,558	617,632	643,458	1,857,648	(1,349)	1,856,299
Government Bonds – LFT(1)	—	596,558	617,632	643,321	1,857,511	(1,349)	1,856,162
Other investments	—	—	—	137	137	—	137
Financial investments with resale agreement – Amortized cost	4,637,289	—	—	—	4,637,289	—	4,637,289
Reverse repurchase agreements:
Government Bonds – LTN(2)	700,001	—	—	—	700,001	—	700,001
Government Bonds – NTN-B(3)	3,937,288	—	—	—	3,937,288	—	3,937,288
Total	4,637,289	596,558	617,632	643,458	6,494,937	(1,349)	6,493,588

____________

(1)    Treasury Selic (LFT): Post-fixed bonds whose profitability follows the variation of the SELIC. Group makes the investment and receives the face value (amount invested plus profitability) on the maturity date of the bond.

(2)    Fixed Treasury (LTN): Government bonds with a defined yield at the time of purchase. The Group makes the investment and receives the face value (amount invested plus profitability), on the maturity date of the bond.

(3)    Treasury IPCA + with half yearly Interest (NTN-B): Bonds with profitability linked to inflation variation (IPCA, as the official reference index for the inflation targeting regime calculated by the Brazilian Institute of Geography and Statistics — IBGE) plus interest defined at the time of purchase. Group receives the income throughout the investment, through the payment of semiannual interest (interest coupons), and on the maturity date of the bond, when the face value is redeemed (amount invested plus the profitability) and payment of the last interest coupon.

b) Derivative instruments

Nominal values by risk factor and maturity as of December 31, 2022

	Nominal value	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 365 days
Future contracts – Sale commitments(1)(2)
CDI rate	2,640,820	752,235	957,022	—	616,728	314,835
Total	2,640,820	752,235	957,022	—	616,728	314,835

Nominal values by risk factor and maturity as of December 31, 2021

	Nominal value	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 365 days
Future contracts – Sale commitments(1)(2)
CDI rate	2,461,224	593,088	525,285	404,678	603,923	334,251
Total	2,461,224	593,088	525,285	404,678	603,923	334,251

____________

(1)    Sale commitments refer to future contracts that pay fixed and receive floating.

(2)    As of December 31, 2022 and 2021 the fair value of these derivative contracts is not significant because they are daily settled with the exchange on which they were contracted.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

9. Trade receivables

	December 31, 2022	December 31, 2021
Financial transactions processed by acquirers(1)	2,921,615	2,381,788
Financial transactions processed by card issuers(2)	390,872	—
Services provided to related parties(3)	79,695	163,712
Cryptocurrency assets	12,740	—
Other trade receivables	12,751	8,758
Total(4)(5)	3,417,673	2,554,258

____________

(1)    Amounts receivable from acquirers as a result of processing transactions in the role of sub-acquirer.

(2)    Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients in the role of acquirer.

(3)    It primarily refers to amounts receivable for financial transactions processed by Banco Original in the role of acquirer referring to the PicPay Card product. Refer to Note 22 for further details.

(4)    Amount net of provisions for credit and fraud risk (chargeback) in the amount of R$1 and R$7,044, respectively, as of December 31, 2022 (R$796 and R$7,394, respectively, in the year end of December 31, 2021), (Note 26).

(5)    As of December 31, 2022 R$2,449,427 (R$2,341,576, on December 31, 2021) of these receivables are held by the FIDC.

There are no past due receivables on December 31, 2022 and 2021. Contractual maturities of trade receivables are is disclosed in Note 26.

10. Other receivables

	December 31, 2022	December 31, 2021
Receivables – related parties(1)	69,354	67,480
Advance to suppliers	377	93
Other receivables	1	182
Total	69,732	67,755

____________

(1)    Mainly refers to amount receivable from J&F Participações for marketing expenses paid by PicPay under the reimbursement agreement related to PicPay brand, according Note 21c. Refer to Note 22 for further details.

The maturity analysis of trade receivables is disclosed in Note 26

11. Prepaid expenses

The total recognized on December 31, 2022 as prepaid expenses was R$45,871 (R$26,696 on December 31, 2021) which mainly relates to software licenses for user relationship and data analysis software.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

12. Right of use assets and Property, plant and equipment

The Group has no contractual commitments for property, plant and equipment and right of use assets.

	December 31, 2022			December 31, 2021
	Cost Value	Accumulated Depreciation	Total	Cost Value	Accumulated Depreciation	Total
Right of use – leases(1)	64,399	(19,562)	44,837	64,230	(12,521)	51,709
Computers and equipment	36,108	(17,297)	18,811	35,125	(10,211)	24,914
Improvements on leasehold properties	17,135	(6,212)	10,923	17,135	(4,172)	12,963
Furniture and fittings	3,790	(1,011)	2,779	3,743	(642)	3,101
Machinery and equipment	3,948	(1,687)	2,261	3,562	(1,228)	2,334
Facilities	89	(29)	60	89	(20)	69
Total	125,469	(45,798)	79,671	123,884	(28,794)	95,090

The table below demonstrates the changes during the periods presented:

As of December 31, 2022

	December 31, 2021	Additions	Remeasurement contract	Additions through aquisitions(2)	Write-offs	Depreciation for the period	December 31, 2022
Right of use – leases(1)	51,709	3,979	(3,810)	—	—	(7,041)	44,837
Computers and equipment	24,914	892	—	83	—	(7,078)	18,811
Improvements on leasehold properties	12,963	—	—	—	—	(2,040)	10,923
Furniture and fittings	3,101	62	—	8	(9)	(382)	2,779
Machinery and equipment	2,334	396	—	—	(2)	(466)	2,261
Facilities	69	—	—	—	—	(9)	60
Total	95,090	5,328	(3,810)	91	(11)	(17,016)	79,671

As of December 31, 2021

	December 31, 2020	Additions	Additions through aquisitions(2)	Write-offs	Depreciation for the period	December 31, 2021
Right of use – leases(1)	42,781	14,881	—	—	(5,953)	51,709
Computers and equipment	22,253	8,657	—	(305)	(5,691)	24,914
Improvements on leasehold properties	14,843	144	—	—	(2,024)	12,963
Furniture and fittings	2,864	611	—	(105)	(269)	3,101
Machinery and equipment	2,118	28	484	(1)	(294)	2,334
Facilities	78	—	—	—	(9)	69
Total	84,937	24,321	484	(411)	(14,240)	95,090

____________

(1)    The Group’s lease agreements are detailed in Note 19.

(2)    Additions through business combination and common control transactions

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

13. Intangible assets

	December 31, 2022
	Cost Value	Accumulated Amortization	Accumulated Impairment	Total
Trademarks and patents	100	—	(100)	—
Internally developed software(1)	336,341	(60,501)	—	275,840
Software licenses	25,562	(14,636)	(128)	10,798
Computer Software or Programs – Purchased	41,133	(11,291)	(624)	29,218
Software acquired through business combination(2)	61,033	(12,207)	—	48,826
Goodwill(2)	45,245	—	—	45,245
Total	509,414	(98,635)	(852)	409,927
	December 31, 2021
	Cost Value	Accumulated Amortization	Accumulated Impairment	Total
Trademarks and patents	100	—	(100)	—
Internally developed software(1)	143,194	(23,747)	—	119,447
Software licenses	27,761	(13,612)	(128)	14,021
Computer Software or Programs – Purchased	19,240	(4,642)	(624)	13,974
Software acquired through business combination(2)	61,033	—	—	61,033
Goodwill(2)	45,245	—	—	45,245
Total	296,573	(42,001)	(852)	253,720

The table below demonstrates the changes during the periods presented:

As of December 31, 2022

	December 31, 2021	Additions	Reclassification	Additions through aquisitions(3)	Amortization for the period	December 31, 2022
Internally/Externally developed software(1)	119,447	184,807	7,190	1,130	(36,734)	275,840
Software licenses	14,021	5,119	(7,190)	—	(1,152)	10,798
Computer Software or Programs – Purchased	13,974	22,516	—	—	(7,272)	29,218
Software acquired through business combination(3)	61,033	—	—	—	(12,207)	48,826
Goodwill(2)(4)	45,245	—	—	—	—	45,245
Total	253,720	212,442	—	1,130	(57,365)	409,927

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

13. Intangible assets (cont.)

As of December 31, 2021

	December 31, 2020	Additions	Additions through aquisitions(3)	Write-offs	Amortization for the period	Impairment for the period	December 31, 2021
Trademarks and patents	—	—	100	—	—	(100)	—
Internally/Externally developed software(1)	60,847	76,940	—	—	(18,340)	—	119,447
Software licenses	—	27,458	—	—	(13,309)	(128)	14,021
Computer Software or Programs – Purchased	9,886	7,500	774	(2)	(3,560)	(624)	13,974
Software acquired through business combination(3)	—	61,033	—	—	—	—	61,033
Goodwill(2)	—	—	45,245	—	—	—	45,245
Total	70,733	172,931	46,119	(2)	(35,209)	(852)	253,720

____________

(1)      Development of continuing improvements in the digital solutions such as mobile banking application, marketplace and B2B. The useful life of the internally and externally developed software is defined as being between 5 to 10 years and the amortization is recognized as “cost of sales and services”.

(2)      Goodwill recognition is detailed in Note 28.

(3)      Additions through business combination and common control transactions

(4)      The Company performed the impairment test on September 30,2022 and the estimated recoverable amount exceeded their carrying amount. The recoverable amount is measured based on a value in use calculation through discounted free cash flow projections by management, covering a ten-year period. The projective period was determined by considering the time necessary to present a stable operating activity, (i.e., without operating variations deemed relevant). The main assumptions used in determining the recoverable amounts are an average discount rate of 40% per annum and growth rate of 3.3% per annum, based on long-term inflation extracted from BACEN. Refer to Note 3.8 for further details.

The Group has no contractual commitments for the acquisition or development of intangibles.

14. Third-party funds

	December 31, 2022	December 31, 2021
User balance – Payment accounts(1)	753,129	6,346,770
User balance – CDB(2)	9,187,225	—
Balance of commercial establishments – corporates(3)	165,266	137,406
Bank slips to be processed(4)	66,958	26,033
Total	10,172,578	6,510,209

____________

(1)      Refers to the balance of the payment account held by users backed by financial investments (as disclosed in note 26.1a) and amounts referring to withdrawals pending processing at the recipient’s bank.

(2)      Beginning July, 2022, Picpay Bank started to offer CDB to its users. These are indexed to the CDI and can be redeemed at any time by the user. There is no regulatory requirement to maintain the amounts deposited in this product in specifically identified assets.

(3)      Refers to balances payable to commercial establishments related to the processing of sales via the PicPay arrangement.

(4)      Bank slips paid with the PicPay application outside the bank clearing period.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

15. Loans

	December 31, 2022					December 31, 2021
	Currency	Nominal interest rate p.a	Maturity	Amount	Book Value	Amount	Book Value
CCB (Bank Credit Notes)	—	—	—	—	—	224,997	228,279
				—	—	224,997	228,279

Amounts were borrowed through the issuance of CCBs (fixed income security) without any covenants. The total of interest expense was R$14,680 in the year ended December 31, 2022 (R$6,559, in the year ended December 31, 2021).

16. Trade payables

	December 31, 2022	December 31, 2021
Service providers and consumables	140,636	135,195
Related parties (Note 22)	164,664	117,372
Operational suppliers	64,577	68,915
Crypto currency liabilities	12,740	—
Other suppliers	3,376	2,503
Total	385,993	323,985

17. Obligations to FIDC quota holders

	December 31, 2022	December 31, 2021
FIDC
Senior quotas	—	1,963,600
Total	—	1,963,600

The obligations to FIDC quota holders relate to amounts due on senior quotas issued with the securitization of credit card receivables using the FIDC. This account includes the outstanding amount due to senior quotas (unpaid original contribution plus unpaid accrued interest expense).

The senior quotas accrue a remuneration of CDI + 0.80% (CDI + 3% in the year ended December 31, 2021) per annum, and are fully redeemable at the maturity date in February 2024. In the year ended December 31, 2022 Banco Original subscribed R$190,672 (R$977,770 in the year ended December 31, 2021) of senior quotas of the FIDC that was presented as cash flows from financing activities. In the year ended December 31, 2022 the interest accrued for the period was of R$172,409 (R$105,642 in the year ended December 31, 2021) recorded as “financial expenses”. The amount of R$172,409 in 2022 considers interests incurred until the purchased described below.

In July and August, 2022, PicPay Bank purchased from Banco Original the totality of senior quotas issued by the FIDC. Following this purchase, no senior quotas are held by entities outside of the Group.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

17. Obligations to FIDC quota holders (cont.)

17.1 Summarized financial information of FIDC PicPay I

	December 31, 2022	December 31, 2021(1)
Current Assets	3,049,852	2,469,123
Total Assets	3,049,852	2,469,123

Current Liabilities	254	11,363
Non-current Liabilities	1,842,142	1,917,330
Total Liabilities	1,842,396	1,928,693
Equity	284,561	58,508

Accumulated profit for the period	922,895	481,922
Total Equity and Liabilities	3,049,852	2,469,123

Interest income from receivables	1,196,000	585,553
Other Income	501,418	16,243
Total Revenues	1,697,418	601,796
Other expenses	(486,653)	(14,232)
Interest accrued attributable to the redeemable senior quotas(2)	(287,870)	(105,642)
Net cash used in operating activities	715,761	(1,363,029)
Net cash generated from financing activities	(710,328)	1,355,752
Net decrease in cash and cash equivalents	5,433	(7,277)

____________

(1)      The acquisition of the subordinated quotas occurred on February 23, 2021.

(2)      R$172,409 refers to interest accrued while Banco Original owed she senior quotas and R$115,416 refers to interest accrued after PicPay the totality of senior quotas.

There are statutory restrictions over the transfer of FIDC’s net assets to PicPay as the FIDC’s statute requires that the FIDC maintains a minimum mandatory proportion of 10% of subordinated quotas in relation to the total of outstanding quotas in order to protect the payments due to the senior quotaholders.

18. Labor obligations

	December 31, 2022	December 31, 2021
Personnel expenses payable	261,171	151,286
Social security charges payable	78,096	41,185
Total	339,267	192,471

19. Leases

The table below shows the lease balances payable by maturity.

	December 31, 2022	December 31, 2021
Year of maturity
2022	—	6,446
2023	7,247	7,118
2024	6,423	6,372
2025	6,997	6,942
2026	7,623	7,563
Over 5 years	24,663	24,470
Lease liabilities	52,953	58,911

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

19. Leases (cont.)

In addition, the amount of R$4,628 in the year ended December 31, 2022 (R$4,511 in the year ended December 31, 2021) was recorded as financial expenses related to interest on the lease and R$7,041 in the year ended December 31, 2022 (R$5,953 in the year ended December 31, 2021) was registered in administrative expenses related to depreciation of the right of use asset (Note 12). In year ended December 31, 2022 total cash payments of R$10,755 (R$8,849 in the year ended December 31, 2021) were made under the lease contracts.

20. Provision for legal and administrative claims

	Civil Claim		Labor Claim		Total
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Opening balance	1,418	358	43	—	1,461	358
Constitution	6,897	4,428	966	43	7,863	4,471
Constitution through acquisitions	—	113	2,590	—	2,590	113
Reversal	(2,229)	(868)	(564)	—	(2,793)	(868)
Reversal due to payment	(2,209)	(2,613)	—	—	(2,209)	(2,613)
Closing balance	3,877	1,418	3,035	43	6,912	1,461

a) Civil claims

As of December 31, 2022, the Group recognized provisions of R$3,877 (R$1,418, in the year ended December 31, 2021) for civil claims, the majority of which are brought by PicPay users claiming compensation for moral and/or material damages. The amount considered as having a possible risk of loss, where no provision is recognized, totals R$40,458 (R$12,459, in the year ended December 31, 2021). The Group estimates that the expected disbursement schedule is 18 months, however due to the uncertainty in the conclusion of the proceedings, the disbursement occurs according to the development of the claim.

b) Labor claims

As of December 31, 2022, the Group recognized a labor provision of R$3,035 (R$43, in the year ended December 31, 2021), considered as having a probable risk of loss where the plaintiffs claim the subsidiary conviction, as well as labor indemnities. The amount considered as a possible risk of loss, where no provision is required, is R$3,783 (R$1,124, in the year ended December, 2021). The Group estimates that the expected disbursement schedule is 24 months, however due to the uncertainty in the conclusion of the proceedings, the disbursement occurs according to the development of the claim.

c) Tax claims

As of December 31, 2022 and 2021, the Group did not have tax claims classified as a probable risk of loss. The amount considered as a possible risk of loss, where no provision is required, is of R$11,650 (R$0, in the year ended December 31,2021).

21. Equity

Share capital and additional paid in share capital

As of December 31, 2022 the total authorized share capital is US$905 thousand (US$200 thousand in December 31, 2021) divided into 90,500,000 (40,000,000,000 as of December 31, 2021) shares of a nominal or par value of US$0.01 each comprised of (i) 750,000 Class A Common Shares; (ii) 86,000,000 Class B Common Shares and (iii) 3,750,000 remaining shares which are undesignated and may be issued by our Board of Directors as common shares of any class or as preferred shares.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

21. Equity (cont.)

As of December 31, 2022 the share capital subscribed is R$1,687 (R$272 as of December 31, 2021) and paid-in share capital is R$1,749,566 (R$894,883 as of December 31, 2021) which is represented by 34,154,137 (12,336,007,736 as of December 31, 2021) shares of which 131,400 (262,800,000 as of December 31, 2021) are class A common shares and 34,154,137 (12,073,207,736 as of December 31, 2021) are class B common shares entitled 10 votes per share and with priority in the distribution of dividends, all nominative.

Additional paid-in capital relates to amounts contributed by shareholders over the par value at the issuance of shares.

a) Changes in share capital and additional paid-in share capital

	Number of shares		Total number of shares	Total amount
	Common Shares	Preferred Shares
Changes in share capital and additional paid-in share capital – prior to the Restructuring
Balance of shares on December 31, 2020	220,031	220,031	440,062	841,246
Shares subscribed on January 29, 2021	76,921	76,921	153,842	129,500
Shares subscribed on March 31, 2021	37,788	37,788	75,576	47,701
Total as of April 18, 2021	334,740	334,740	669,480	1,018,447

Changes in share capital and additional paid-in share capital – following the Restructuring
Balance of shares on April 19, 2021	42,570,000	857,430,000	900,000,000	336,478
Shares converted on April 29, 2021	9,990,000	(9,990,000)	—	—
Shares subscribed on August 18, 2021	—	3,378,069	3,378,069	523
Shares subscribed on August 27, 2021	—	674,350,427	674,350,427	104,304
Shares subscribed on September 30, 2021	—	2,433,869,508	2,433,869,508	274,200
Share split on December 01, 2021	210,240,000	3,389,760,000	3,600,000,000	—
Shares subscribed on December 21, 2021	—	4,724,409,732	4,724,409,732	179,650
Total as of December 31, 2021	262,800,000	12,073,207,736	12,336,007,736	895,155
Shares subscribed on May 17, 2022	—	23,883,522,726	23,883,522,726	395,082
Shares subscribed on June 30, 2022	—	4,101,097,815	4,101,097,815	59,108
Reverse share split on October 10, 2022	(262,668,600)	(40,037,799,363)	(40,300,467,963)	—
Shares subscribed on October 27, 2022	—	13,993,823	13,993,823	401,908
Total as of December 31, 2022	131,400	34,022,737	34,154,137	1,751,253

PicPay Instituição de Pagamento S.A. — Before restructuring

In 2021, a share capital increase of R$177,201 was approved, through the issue and subscription of 299,418 shares, of which 114,709 were common shares, and 114,709 were preferred shares, all nominative and without par value.

PicS Ltd. — Restructuring

On March 30, 2021, PicS was incorporated as an exempt company under the laws of the Cayman Islands, headquartered at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

On April 19, 2021, the shareholders contributed the totality of their shares of PicPay to PicS. After the contribution, PicS share capital was composed of 900,000,000 shares. The difference of R$336,424 between the share capital of R$53 and the share value was treated as additional paid in capital. Refer to Note 1 for further details.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

21. Equity (cont.)

Capital increase

In August 2021, a share capital increase of R$104,828 was approved through the issue and subscription of 677,728,496 Class B common shares by J&F International B.V.

On June 30, 2022 J&F International B.V. invested R$59,108 through the issue and subscription of 4,101,097,815 Class B Common Shares in PicS. PicS immediately invested the same amount in PicPay Holding through the issue and subscription of 59,108,000 shares.

Changes in non-controlling interest without a change in control

During 2021, J&F Participações contributed R$931,500 to PicPay, through the issue and subscription of 8,839,147 shares, of which 4,419,574 are common shares, and 4,419,574 are preferred shares, all nominative and without par value. Part of these shares (5,324,812 shares) were subsequently exchanged for PicS shares, reducing the non- controlling interest in the amount of R$453,850. Refer to the table below for further details.

During 2022, J&F Participações contributed R$1,396,311 to the Group (R$1,248,200 in cash, R$146,901 in shares of PicPay Bank and R$1,210 in shares Crednovo). The total amount of R$194,910 arising from the difference between the invested amount and the carrying amount was recognized in the transactions with non-controlling interests reserve within equity. Part of these shares (23,897,516,549 shares) were subsequently exchanged for PicS shares, reducing the non-controlling interest by an amount of R$796,990. Refer to the table below for further details.

	PicS	J&F Participações	Total
Changes in composition share capital – PicPay
April 19, 2021	99.9997%	0.0003%	100.0000%
April 29, 2021	99.9997%	0.0003%	100.0000%
May 13, 2021	99.9997%	0.0003%	100.0000%
July 02, 2021	64.3641%	35.6359%	100.0000%
July 30, 2021	43.0020%	56.9980%	100.0000%
August 18, 2021	43.0938%	56.9062%	100.0000%
August 27, 2021	56.9443%	43.0557%	100.0000%
September 21, 2021	39.3291%	60.6709%	100.0000%
September 30, 2021	99.9999%	0.0001%	100.0000%
October 27, 2021	73.5517%	26.4483%	100.0000%
November 21, 2021	45.9202%	54.0798%	100.0000%
December 21, 2021	99.9997%	0.0003%	100.0000%
December 23, 2021	63.9058%	36.0942%	100.0000%
December 31, 2021	63.9058%	36.0942%	100.0000%

Changes in composition share capital – PicPay Holding
January 31, 2022	63.9058%	36.0942%	100.0000%
February 25, 2022	50.4772%	49.5228%	100.0000%
March 30 2022	50.4772%	49.5228%	100.0000%
April 27, 2022	34.0590%	65.9410%	100.0000%
May 17, 2022	99.9999%	0.0001%	100.0000%
May 31, 2022	99.9999%	0.0001%	100.0000%
June 24, 2022	78.7848%	21.2152%	100.0000%
June 30, 2022	67.2232%	32.7768%	100.0000%
August 31 2022	59.0659%	40.9341%	100.0000%
September 14, 2022	59.0274%	40.9726%	100.0000%
September 29, 2022	58.9575%	41.0425%	100.0000%
October 27, 2022	99.9999%	0.0001%	100.0000%
December 29, 2022	92.4189%	7.5811%	100.0000%
December 31, 2022	92.4189%	7.5811%	100.0000%

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

21. Equity (cont.)

b) Composition of share capital

As of December 31, 2022

	Number of Class A common Shares	Class A %	Number of Class B common shares	Class B %	Total number of shares	Total shares %
Shareholder
J&F International B.V.	—	0.0000%	34,022,737	100.0000%	34,022,737	99.6153%
JAB Capital SP Fund	31,500	23.9726%	—	0.0000%	31,500	0.0922%
Belami Capital SP Fund	74,925	57.0206%	—	0.0000%	74,925	0.2194%
AGR Capital SP Fund	24,975	19.0068%	—	0.0000%	24,975	0.0731%
Total	131,400	100.0000%	34,022,737	100.0000%	34,154,137	100.0000%

As of December 31, 2021

	Number of Class A common Shares	Class A %	Number of Class B common shares	Class B %	Total number of shares	Total shares %
Shareholder
J&F International B.V.	—	0.0000%	12,073,207,736	100.0000%	12,073,207,736	99.6153%
JAB Capital SP Fund(1)	63,000,000	23.9726%	—	0.0000%	63,000,000	0.0922%
Belami Capital SP Fund(2)	149,850,000	57.0206%	—	0.0000%	149,850,000	0.2194%
AGR Capital SP Fund(3)	49,950,000	19.0068%	—	0.0000%	49,950,000	0.0731%
Total	262,800,000	100.0000%	12,073,207,736	100.0000%	12,336,007,736	100.0000%

____________

(1)      On June 16, 2021, JAB Holding B.V. contributed all its shares of PicS to JAB Capital SP Fund, representing 1.40% of the total share capital of PicS. JAB Capital SP Fund became the direct shareholder of PicS.

(2)      On June 16, 2021, Bellami Holding B.V. contributed all its shares of PicS to Belami Capital SP Fund, representing 3.33% of the total share capital of PicS. Belami Capital SP Fund became the direct shareholder of PicS.

(3)      On June 16, 2021, AGR Holding B.V. contributed all its shares of PicS to AGR Capital SP Fund, representing 1.11% of the total share capital of PicS. AGR Capital SP Fund became the direct shareholder of PicS.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

21. Equity (cont.)

c) Capital Reserve

This Note shall be read in connection with Note 3.16.

The effects of measuring the fair value of transactions carried out between the Company and shareholders were recognized in the capital reserve, as shown in the table below:

	December 31, 2022	December 31, 2021
Opening balance	502,027	652,766
Total before Restructuring(5)	—	250,906
Financial income(1)	—	(40,672)
Financial expenses(1)	—	8,291
Selling expenses(2)	—	277,043
Cost of sales and services(2)	—	6,244
Restructuring of April 19, 2021	—	(903,672)
Total after Restructuring(5)	—	502,027
Financial income(1)	—	(11,650)
Selling expenses(2)	—	437,450
Cost of sales and services(2)	—	76,227
Post-combination expenses(3)	23,262	—
Closing balance(4)	525,289	502,027

____________

(1)      Effects related to the transfer of receivables to FIDC and Banco Original. Refer to Note 3.16.2 for further details.

(2)      Effects related to the negotiated usage of the PicPay Brand domain. Refer to Note 3.16.1 for further details.

(3)      Effects related to the expenses of the Guiabolso expenses at the business combination, according to Note 28.

(4)      Refer to statements of changes in equity and note 27 for further details.

(5)      Total amount of expenses without cash effects of R$752,933 in 2021.

Credits rights transferred to FIDC and to Banco Original

These amounts were recognized in the statement of profit and loss as financial income of R$0 in the year ended December 31, 2022 (R$86,384 in the year ended December 31, 2021) and financial expenses of R$0 in the year ended December 31, 2022 (R$8,291 in the year ended December 31, 2021). The net impact in the year ended December 31, 2022 and 2021 was R$0 and R$78,093, respectively, with a corresponding amount recognized in the capital reserve account. Refer to Note 3.16.2 for further details.

d) Earnings (loss) per share

	Year ended December 31
	2022	2021
Loss for the period	(692,897)	(1,900,123)
Weighted average quantity of shares	17,657,635	1,335,222
Loss per share – basic and diluted (R$)	(39.241)	(1,423.076)

There is no difference between the calculation of basic and diluted loss per share as there are no potentially dilutive shares in issuance.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

21. Equity (cont.)

Earnings (loss) per share for all periods presented has been calculated to reflect the capital structure of the Group following the Restructuring. As such, for periods prior to the Restructuring, the assumed quantity of shares issued is based on the quantity of shares issued by PicS on the date of the restructuring, adjusted proportionately to reflect capital increases made in PicPay during those periods.

On October 10, 2022 the Company effected a reverse stock split in the proportion of 2,000 to 1. The quantity of shares used in the earnings per share calculation was adjusted retrospectively.

22. Transactions with related parties

Transactions involving related parties are carried out based on conditions negotiated between the Group and the related parties. Outstanding balances at period end are not guaranteed. On December 31, 2022 and 2021, the Group did not record any impairment loss on trade receivables related to the amounts owned by related parties as it understands that there is no significant credit risk on outstanding balances.

For the year ended December 31, 2022, the amount paid as compensation includes short-term benefits to key management personnel was R$16,645 (R$17,068 in the year ended December 31, 2021). The amounts were recognized as an expense during the reporting period.

	J&F Participações	Banco Original		Crednovo S.A.		Key Personnel/ Others(a)(b)	Total
As of December 31, 2022
Assets
Cash and cash equivalents	—	800,424		—		—	800,424
Trade receivables	—	79,695		—		—	79,695
Other receivables	67,480	1,870		—		—	69,350
Total	67,480	881,989		—		—	949,469
Liabilities
Trade payables	—	164,787		—		—	164,787
Third-party funds	—	—		—		74	74
Total	—	164,787		—		74	164,861

In the year ended December 31, 2022
Revenues and expenses
Revenue from payment transaction activities and other services	—	114,119	(1)	—		—	114,119
Commission – banking correspondent and marketplace	—	83,443	(1)	842	(7)	—	84,285
Revenue from financial investments	—	78,929	(3)	—		—	78,929
Cost of sales and services	—	(37,358	)(4)	—		—	(37,358)
Financial expenses	—	(187,459	)(5)	—		—	(187,459)
Administrative expenses	—	(5,728)		—		(16,645)	(22,373)
Total	—	45,945		842		(16,645)	30,142

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

22. Transactions with related parties (cont.)

	J&F Participações	Banco Original		FIDC (Subsidiary)(c)	Key Personnel/ Others(a)(b)	Total
As of December 31, 2021
Assets
Cash and cash equivalents	—	26,032		—	—	26,032
Trade receivables	—	163,712		—	—	163,712
Financial investments	—	1,000,000		—	—	1,000,000
Other receivables	67,480	—		—	—	67,480
Total	67,480	1,189,744		—	—	1,257,224

Liabilities
Loans	—	91,949		—	—	91,949
Trade payables	929	116,442		—	—	117,371
Third-party funds	—	—		—	1,674	1,674
Obligations to FIDC quota holders	—	1,963,600		—	—	1,963,600
Total	929	2,171,991		—	1,674	2,174,594

In the year ended December 31, 2021
Revenues and expenses
Commission – banking correspondent and marketplace	—	80,092	(1)	—	—	80,092
Interest income from receivables	—	49,095	(2)	676,954 (6)	—	726,049
Revenue from financial investments	—	17,627	(3)	—	—	17,627
Cost of sales and services	—	(38,354	)(4)	—	—	(38,354)
Financial expenses	—	(151,647	)(5)	(8,291)	—	(159,938)
Administrative expenses	—	—		—	(17,068)	(17,068)
Total	—	(43,187)		668,663	(17,068)	608,408

____________

(a)      Includes C-suite, Board of Directors and close family members of key personnel.

(b)      It includes other related parties and their close family members.

(c)      The Group obtained control over FIDC PicPay I at February, 2021 in a transaction between Banco Original.

Assets and liabilities with related parties

Cash and cash equivalents and financial investments: The amount refers to the current account balance and financial investments at Banco Original.

Trade receivables: primarily refers to amounts receivable for financial transactions processed by Banco Original in the role of acquirer referring to the PicPay Card product.

Other trade receivables: refers to amounts receivable as provided for in the agreement for the reimbursement of marketing expenses related to the PicPay brand.

Trade payables: the amount payable to Banco Original is related to the cost of issuing, processing and settling the bank slips, the cost of producing the PicPay Card, the withdrawal cost and the transfer of the amount transacted in P2M.

Third-party funds: refers to the balance in the pre-paid accounts of related parties.

Obligations to FIDC quota holders: refer to the amount payable on the senior quotas.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

22. Transactions with related parties (cont.)

Revenues and expenses with related parties

(1)    Revenues related to the agreements with Banco Original.

The agreement for the use of the API PAG has an indefinite term and either party may terminate the agreement upon notice. For the year ended December 31, 2022, the Group recognized a revenue of R$15,160 (R$8,731 in the year ended December 31, 2021). Refer to Note 3.16.3 for further details.

The Banking Correspondent Services agreement has an indefinite term, and either party may terminate the agreement upon notice. For the year ended December 31, 2022, the Group recognized a revenue of R$62,979 (R$44,312 in the year ended December 31, 2021). Refer to Note 3.16.3 for further details.

The Credit Card Partnership Agreement has a term of 10 years and will be automatically renewed for another five years, unless either party objects upon notice. For the year ended December 31, 2022, the Group recognized a revenue of R$119,422 (R$19,190 in the year ended December 31, 2021). Refer to Note 3.16.3 for further details.

The Corporate Credit Card Issuance Agreement has an indefinite term and either party may terminate upon notice. For the year ended December 31, 2022, no revenue was recognized (R$3,744 in the year ended December 31, 2021). Refer to Note 3.16.3 for further details.

(2)    During 2021, PicPay’s users assigned their installment transactions electronic currency credit rights to Banco Original (“Convênio de Cessão de Créditos”). PicPay acted as a representative of the assignors and intermediary of the operations, but the payment from PicPay to Banco Original was made from the creditor’s balance. For the year ended December 31, 2022, no revenue was recognized (R$49,095 in the year December 31, 2021).

(3)    In the year ended December 31, 2022 PicPay had financial investments placed with Banco Original, which generated financial income of R$78,929 (R$17,627 in the year ended December 31, 2021). Refer to Note 8 for further details.

(4)    Mainly refers to the QR Code Service Agreement which was settled for an indefinite period and either party may terminate the agreement upon notice. For the year ended December 31, 2022, the Group recognized an expense of R$37,358 in the year ended December 31, 2022 (R$38,322 in the year ended December 31, 2021). Refer to Note 3.16.3.

(5)    Mainly refers to FIDC senior quota holders. Refer to Note 17 for further details. For the year ended December 31, 2022, the Group recognized an expense of R$172,409 (R$105,642 in the year ended December 31, 2021)

(6)    Primarily refers to FIDC. Refers to Note 1 for further details. For the year ended December 31, 2022, no expense was recognized (R$676,954 in the year ended December 31, 2021).

(7)    Fee received from Crednovo related to P2P lending services until September 2022 when Crednovo began to be consolidated by the Group.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

23. Revenue and financial income

a) Net revenue from payment transaction activities and other services

	Year ended December 31
	2022	2021
Revenue from payment transaction activities and other services(1)	648,074	129,747
Commissions – banking correspondent and marketplace(2)	185,244	96,535
Total	833,318	226,282

____________

(1)      Refers to fee income charged for the intermediation of electronic payments it includes P2P, PRO, P2B, and Bill Payments products, net of reversal revenue chargebacks and incentives considered component of revenues.

(2)      It includes agreements signed between PicPay and Banco Original (Note 22), commissions earned from marketplace partners for sales in the PicPay Shop as well as brokerage commissions for intermediation in the sale of financial and insurance products.

b) Financial income

	Year ended December 31
	2022	2021
Interest income from receivables	1,324,719	726,049
Revenue from financial investments	777,262	192,196
Other revenues	—	183
Total	2,101,981	918,428

24. Expenses by nature

	Year ended December 31
	2022	2021
Marketing expenses(1)	(532,930)	(1,004,032)
Transactions expenses(2)	(480,338)	(679,106)
Personnel expenses	(932,847)	(610,656)
Financial expenses(3)	(1,257,291)	(446,186)
Technology expenses(4)	(283,444)	(151,631)
Administrative expenses(5)	(72,417)	(101,483)
Depreciation and amortization(6)	(74,361)	(49,326)
Tax expenses	(556)	(2,800)
Total	(3,634,184)	(3,045,220)

Classified as:
Cost of sales and services	(756,346)	(572,228)
Selling expenses	(853,750)	(1,260,280)
Administrative expenses	(707,848)	(488,062)
Financial expenses	(1,259,646)	(445,392)
Other expenses	(145,133)	(358,304)
Other income	88,539	79,046
Total	(3,634,184)	(3,045,220)

____________

(1)      The composition of the amount spent was mainly: on promotional campaigns (user incentives to promote increased user engagement and new user acquisition) R$300,951 in the year ended December 31, 2022 (R$587,309 in the year ended December 31, 2021); on advertising R$124,646 in the year ended December 31, 2022 (R$172,262 in the year ended December 31, 2021); and on media and production R$106,181 in the year ended December 31, 2022 (R$199,433 in the year ended December 31, 2021), and tax credits of R$(22,141) (R$(8,250) in the year ended December 31, 2021);

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

24. Expenses by nature (cont.)

(2)     Relates mainly to credit card issuance in the amount of R$61,625 in the year ended December 31, 2022 (R$100,049 in the year ended December 31, 2021), chargeback expenses of R$5,567 in the year ended December 31, 2022 (R$3,777 in the year ended December 31, 2021) and fraud expenses of R$82,807 in the year ended December 31, 2022 (R$254,121 in the year ended December 31, 2021), expenses related to verification and prevention of fraud in registration and transactions with users of R$252,010 in the year ended December 31, 2022 (R$251,312 in the year ended December 31, 2021), write off related to operational failures that occur during payment processing of R$26,240 in the year ended December 31, 2022 (R$58,388 in the year ended December 31, 2021), processing fees charged by the liquidating banks of R$49,998 in the year ended December 31, 2022 (R$54,904 in the year ended December 31, 2021), and tax credits of R$(23,675) (R$(43,630) in the year ended December 31, 2021);

(3)      Relates mainly to the expenses with interest to CDB’s of R$439,074 (R$0 in the year ended December 31, 2021) interest on advance of receivables of R$92,858 in the year ended December 31, 2022 (R$79,155 in the year ended December 31, 2021), remuneration of the balance of the users portfolio of R$527,694 in the year ended December 31, 2022 (R$241,492 in the year ended December 31, 2021), interest to fund FIDC senior quota holders of R$172,409 in the year ended December 31, 2022 (R$105,642 in the year ended December 31, 2021) and interest on lease agreements of R$4,628 in the year ended December 31, 2022 (R$4,511 in the year ended December 31, 2021). Interest accrued to loans R$14,680 in the year ended December 31, 2022 (R$6,559 in the year ended December 31, 2021) and fair value changes of derivative instruments R$(480) in the year ended December 31, 2022 (R$2,941 in the year ended December 31, 2021) also comprise part of the balance. In addition, includes taxes on financial transactions, default interest (interest paid on late payments to our suppliers), and bank fees (including transfer fees we pay in connection with payments to our suppliers);

(4)      Technology expenses are related to server infrastructure in the amount of R$181,021 in the year ended December 31, 2022 (R$88,770 in the year ended December 31, 2021), data analysis and control in the amount of R$37,559 in the year ended December 31, 2022 (R$24,085 in the year ended December 31, 2021), maintenance/monthly payments of systems in the amount of R$45,428 in the year ended December 31, 2022 (R$17,950 in the year ended December 31, 2021) and software license in the amount of R$31,118 in the year ended December 31, 2022 (R$13,372 in the year ended December 31, 2021), and tax credits of R$(15,996) (R$(5,424) in the year ended December 31, 2021);

(5)      These expenses primarily relate to consulting, advice and building expenses.

(6)      The depreciation and amortization expenses are segregated between Cost of sales and services and Selling expenses and administrative expenses as shown below:

	Year ended December 31
	2022	2021
Depreciation
Cost of sales and services	(6,766)	(4,882)
Selling expenses	(2,119)	(1,812)
Administrative expenses	(8,125)	(8,195)
	(17,010)	(14,889)

Amortization
Cost of sales and services	(40,142)	(23,902)
Selling expenses	(1,037)	(2,051)
Administrative expenses	(16,135)	(9,288)
	(57,314)	(35,241)

Depreciation and amortization	(74,324)	(50,130)
PIS and COFINS credits(1)	(37)	804
Depreciation and amortization	(74,361)	(49,326)

____________

(1)      PicPay has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization expenses when incurred.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

25. Taxes

25.1 Tax assets

	December 31, 2022	December 31, 2021
Income tax to offset(1)	198,010	56,426
Deferred tax assets(2)	6,842	—
Total	204,852	56,426

____________

(1)      Primarily relates to withholding income taxes on income from financial investments which can be used to settle other federal tax amounts due.

(2)      Relates to subsidiary PicPay Bank.

25.1.1 Deferred tax assets

	December 31, 2021	Additions through acquisitions	Additions	December 31, 2022
Temporary differences related to other liabilities(1)	—	1,132	1,143	2,275
Tax loss and social contribution negative basis	—	—	4,567	4,567
Total	—	1,132	5,710	6,842

____________

(1)      The balance refers to the provision for contingencies on the date of acquisition of the subsidiary and other administrative and operational expenses.

25.2 Taxes payable

	December 31, 2022	December 31, 2021
Withholding tax on interest paid to users	4,047	18,580
Tax and charges on payroll	22,481	17,464
Social contribution on revenues	13,686	4,713
Other taxes	2,755	3,079
Total	42,969	43,836

25.3 Income Tax

	Year ended December 31
	2022	2021
Loss before income taxes	(698,885)	(1,900,510)
Tax expense at the combined rate	247,417	416,809
Effects of current year losses for which no deferred tax is recognized	170,855	433,451
Permanent differences	(412,284)	(849,873)
Total(1)	5,988	387

____________

(1)      Credit related to subsidiary PicPay Bank.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

25. Taxes (cont.)

25.4 Unrecognized deferred tax assets

Deferred tax assets and liabilities, shown in the table below, were calculated on tax loss/base negative social contribution on net income and temporary differences at the rate of 34% for Picpay, PicPay Holding, FIDC PicPay I, Guiabolso and its subsidiary and Crednovo and 46% for PicPay Bank. According described at Note 3.15

For the year ended December 31, 2022, the Group had tax losses of R$502,517 and accumulated tax losses of R$2,178,957 (R$1,676,440 on December 31, 2021). No deferred tax assets were recognized. Under Brazilian tax legislation carry-forward tax losses do not expire but their use is limited to 30% of the taxable profit in each year:

	December 31, 2021	Additions	December 31, 2022
Unrecognized deferred tax assets
Corporate Income Tax	419,110	125,629	544,739
Social Security Contribution	150,880	45,226	196,106
Total	569,990	170,855	740,845

26. Risk management

26.1 Risk management

The Group has a specific structure for risk management, including policies and procedures, covering the evaluation and monitoring of operational, credit and liquidity risks (including cash flow and investments of funds held in payment accounts) incurred by the institution.

This process is continuous, continuously reviewed and serves as the basis for the Group’s strategies, the primary risks related to financial instruments are:

Credit risk

Credit risk is the possibility that a counterparty will not comply with its obligations, whether under an agreement or a financial instrument, leading to a drop in expected cash receipts or financial loss.

The Picpay is a prepaid payment institution and does not make loans to its users. The Group’s credit risk arises from its cash, cash equivalents, financial investments, acquirer receivables and other receivables and the Picpay Bank still doesn’t provide credits to its customers.

•        Cash and cash equivalents

Credit risk related to bank account balances and investments in financial institutions are managed by Risks and Treasury areas, with priority being given to institutions with “AAA” assessment by rating agencies (Moody’s, S&P or Fitch). Based on Group risk assessment, the expected credit loss is not material since the accounts receivable are mainly comprised of high liquidity investments and operational accounts, approved by large financial institutions that have a low overall risk level based on ratings received from major credit rating agencies. Additionally, these financial institutions are the legal obligors to the accounts receivable.

•        Financial investments

These primarily relate to bonds issued by the Brazilian government and reverse repos collateralized by bonds issued by the Brazilian government. There is no significant expected credit loss recognized for these assets.

•        Acquirer receivables and card issuers

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

26. Risk management (cont.)

The Group recognizes amounts to receive from acquirers related to its activity as a sub-acquirer and from card issuers related to its activities as an acquirer and also when its users use its app to settle bank slips or make other payments using an on-boarded credit card. These receivables are due in up to twelve monthly installments. As a result the Group is exposed to the risk of default by the acquirers and card issuers.

In its role as a sub-acquirer, The Group uses national acquirers (Stone, Cielo and Getnet) seeking to avoid concentration in any single acquirer and increase financial efficiency. In its role as an acquirer, the Group processes transactions with a number of card issuers.

The Group uses only acquirers authorized to operate by the BACEN, which are supervised and monitored by BACEN, including the minimum equity level for the operation, and which have a national “AAA” rating by the rating agencies (S&P or Fitch). The acquirers may default on their financial obligations due to lack of liquidity, operational failure or other reasons, situations in which Group can be held responsible for making the payment of receivables to commercial establishments without the receipt of the amounts by the acquirer. Until now, The Group has not suffered losses on receivables from acquirers.

The Group management does not expect any significant losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks.

Credit card issuers are supervised by BACEN. The payments arrangement (Visa, Mastercard, Elo and others) have their own risks and guarantee models to evaluate and mitigate the default risk of the issuers, which mitigate the risk of the acquires and the systemic risk of Brazilian payment arrangements. Additionally, the acquires and issuers have others risks mitigation such as:

•        Amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by the payment arrangement in the event that the legal obligors do not make payment.

•        Processes for mitigating operational failures, such as fraud prevention, limitations anticipating the agenda, among others.

As of December 31, 2022, the Group had an amount receivable totaling R$2,289,552 (R$2,625,074 on December 31, 2021) from the acquirers and R$463,982 (R$0 on December 31, 2021) from card issuers, based on the probabilities of default attributed by the rating agencies and the risk mitigation processes presented above, the Group made a provision for expected credit losses in the amount of R$1 (R$796 on December 31, 2021).

•        Other receivables

Other receivables relate mainly to transactions involving related parties that are based on conditions negotiated between Group and related companies. At December 31, 2022, the Group did not record any impairment loss on accounts receivable related to the amounts due from related parties as it understands that there is no significant credit risk on outstanding balances.

Due to the nature of PicPay’s financial services, and the actual counterparty related to its receivables and investments, no significant credit risk increase was observed. Additionally, the Group does not have any credit-impaired financial asset.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

26. Risk management (cont.)

The carrying amount of financial assets represents the maximum credit exposure. The Group’s outstanding financial assets are presented in the table below:

	Year ended December 31
	2022	2021
Cash and cash equivalents	6,361,401	149,291
Financial assets measured at fair value through other comprehensive income	829,750	1,856,299
Financial investments	829,750	1,856,299
Financial investments at fair value through profit or loss	740,019	—
Financial investments	740,019	—
Financial assets measured at amortized cost	3,487,405	7,259,302
Financial investments	—	4,637,289
Trade receivables	3,417,673	2,554,258
Other receivables	69,732	67,755
Total	11,418,575	9,264,892

Market Risk

Market risk is defined as the possibility that the market value of financial instruments or investments will increase or decrease as a result of volatility and unpredictable movements in market valuations.

As of December 31, 2022 the Group had derivative financial instruments for economic hedge purpose. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

a) Interest rate risk

PicPay has sovereign debt securities and reverse repos to comply with BACEN “BCB No. 80”, which requires that payment institutions at a minimum total value of their users’ balances in payment accounts: government bonds with a term of less than 540 days, reverse repos collateralized by government bonds, and/or balance in a specific account with BACEN. Investments in government bonds are classified at fair value through other comprehensive income. In this portfolio, the Company is primarily exposed to fluctuations in the SELIC (basic interest rate in Brazil).

The table below shows the composition of the portfolio allocated to comply with the requirements of BCB No. 80:

	Index	Maturity	Amount
As of December 31, 2022
Type
		01/03/2023	718,351
Government Bonds – LFT	SELIC	01/09/2023	825,608
		01/03/2024	6,210
		01/09/2024	555
Total			1,550,724

As of December 31, 2021
Type
		01/03/2022	596,320
Government Bonds – LFT	SELIC	01/09/2022	617,592
		01/03/2023	642,250
Reverse repurchase agreements – Government Bonds – LTN	Fixed Rate	03/01/2022	700,001
Reverse repurchase agreements – Government Bonds – NTN-B	Fixed Rate	03/01/2022	3,937,288
			6,493,451

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

26. Risk management (cont.)

The Group performed a sensitivity analysis regarding the interest rates to which its is exposed as a result of the financial assets held and financial liabilities issued on December 31, 2022 and 2021. As a premise, impacts of 10% upwards or downwards were adopted, both in the SELIC rate and in the CDI rate. As a result, financial income and liability from short-term investments and sovereign debt securities would be impacted as follows on the annual results assuming no alterations in any other variables. The table below shows the impact on profit or loss and other comprehensive income from these changes in interest rates. For financial instruments measured at amortized cost, the impact is for a 12 month period with cashflow impact, and assumes no alterations in any other variables. For financial instruments measured at fair value, the impact, is the change in fair value of such a change in interest rates.

	Rate risk	Total portfolio amount	Basic interest rate shock
			+10%	-10%
As of December 31, 2022
Type
Financial assets
Government Bonds – LFT	SELIC	1,550,724	19,151	(19,151)
Reverse repurchase agreements – Financial Treasury Bills (LFT)	Fixed Rate	2,416,701	29,919	(29,919)
Reverse repurchase agreements – National Treasury Note (NTN-B)	Fixed Rate	3,810,450	32,805	(32,805)
Financial liabilities
Payment accounts(1)	CDI	(985,353)	(12,199)	12,199
CDB’s	CDI	(9,187,225)	(113,738)	113,738
Futures Contract – CDI Rate(2)	CDI	2,640,820	32,693	(32,693)

As of December 31, 2021
Type
Financial assets
Government Bonds – LFT	SELIC	1,856,162	1,429	(1,429)
Financial liabilities
Senior quotas	CDI+3%	(1,963,600)	(14,609)	14,609
Third party funds(1)	CDI	(6,510,209)	(28,905)	28,905
Futures Contract – CDI Rate(2)	CDI	2,461,224	10,928	(10,928)

____________

(1)      As a business strategy for the purpose of attracting and maintaining its user base, PicPay use the “CDI rate” (meaning Brazilian interbank deposit rate) to daily remunerate the wallet balance of PicPay users. Although, there is no set deadline for termination, PicPay can end the remuneration of its’s users balances, at any time, since there is no legal requirement. Such lack of obligation serves as a risk mitigator in case of high interest rate movements, allowing PicPay to cease it at its own convenience.

(2)      Futures Contract — CDI Rate to hedge interest rate risk of the assets and liabilities of the FIDC. The “Total portfolio amount” represents the notional amount.

b) Foreign exchange risk

The Group has some contracts with suppliers in foreign currency. These commitments refer to services provided and software licenses, among others. The Group monitors these payments and exposures to foreign currency.

As of December 31, 2022 the Group have no amount exposed in foreign currency. The table below shows the sensitivity to a shock in the US dollar quotation, with all other variables kept constant, as of December 31, 2021.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

26. Risk management (cont.)

	Rate risk	Total exposure on December 31, 2021	+10%	-10%
Type
Trade payables	Dollar	2,638	264	(264)

Liquidity risk

Liquidity Risk is the possibility that the Group does not have sufficient liquid resources to honor its financial commitments, due to a mismatch in terms of volume between the receipts and payments provided for in its cash flow.

PicPay’s liquidity management processes include:

•        Cash liquidity monitoring: daily update of the administrative and operational cash flow, detailing the inflows and outflows, including the cash projection and stress scenario.

•        Minimum cash limits: establishing minimum cash limits, which allow preemptive actions to be taken to ensure sufficient resources to meet financial commitments.

The Company’s projected cash flow is generated and monitored daily by the treasury to ensure that the Company has the necessary resources to meet financial commitments and operational needs. For the projection of cash, growth assumptions and stress factors are used, which include increased losses and expenses.

The information on financial liabilities is essential information for the projection and management of cash flow, ensuring that the Company has the necessary resources to settle its obligations. The table detailing the contractual maturity of lease liabilities is presented in Note 19.

As a cash management procedure, the treasury invests surplus funds in highly liquid and low risk assets. PicPay does not have assets pledged as guarantees for loans, financial operations or contractual obligations.

The table below shows the contractual maturity:

Assets

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 365 days	Over 365 days	Total
As of December 31, 2022
Cash and cash equivalents	6,361,401	—	—	—	—	—	6,361,401
Financial investments	27,918	718,403	—	—	823,448	—	1,569,769
Trade receivables(1)	1,767,280	512,692	341,115	514,644	269,202	—	3,404,933
Other trade receivables	2,252	—	—	—	—	67,480	69,732
Total	8,158,851	1,231,095	341,115	514,644	1,092,650	67,480	11,405,835
As of December 31, 2021
Cash and cash equivalents	149,291	—	—	—	—	—	149,291
Financial investments(2)	4,637,289	596,320	—	—	617,592	642,387	6,493,588
Trade receivables	628,483	630,994	425,099	549,632	320,050	—	2,554,258
Other trade receivables	275	—	—	—	—	67,480	67,755
Total	5,415,338	1,227,314	425,099	549,632	937,642	709,867	9,264,892

____________

(1)      Do not contain the total amount of R$12,740 related to cryptocurrency.

(2)      As of December 31, 2021, PicPay held these financial investments to comply with the Brazilian Central Bank’s regulation which requires that payment institutions maintain the total value of customer balances in their digital wallets (presented as ‘financial liabilities at amortized cost — third-party funds’) in government bonds having a term of less than 540 days, reverse

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

26. Risk management (cont.)

repurchase agreements collateralized by government bonds and/or the balance of specified accounts held with the Brazilian Central Bank. In June 2022, the Group obtained a banking license which allows it to hold customer balances without being subject to this investment requirement.

Liabilities

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 365 days	Over 365 days	Total
As of December 31, 2022
Third-party funds – payment accounts	827,977	—	—	—	—	—	827,977
Third-party funds – CDB’s(1)	—	—	—	—	—	9,344,601	9,344,601
Trade payables	366,667	31	1,140	199	5,216	—	373,253
Total	1,194,644	31	1,140	199	5,216	9,344,601	10,545,831
As of December 31, 2021
Third-party funds	6,500,169	7,046	2,994	—	—	—	6,510,209
Trade payables	297,127	19,003	1,900	3,741	2,214	—	323,985
Loans	91,949	—	136,330	—	—	—	228,279
Obligations to FIDC quota holders(2)	—	—	—	—	—	1,963,600	1,963,600
Total	6,889,245	26,049	141,224	3,741	2,214	1,963,600	9,026,073

____________

(1)      Third-party funds — CDB’s have a contractual maturity of five years, however they can be withdrawn immediately at the discretion of the depositor.

(2)      The contractual maturity of the obligations to FIDC quota holders are presented considering that they will be redeemed at the maturity date, however, extraordinary early payment of the senior quotas of the FIDC may be required in the following cases: (i) through the General Meeting of Quotaholders, exclusively for purposes of ensuring compliance of the FIDC’s assets with the Minimum Allocation requirements or (ii) due to non-compliance with the Minimum Allocation requirements due to insufficiency of assignment of Credit Rights.

Third-party funds — payment accounts are classified as due in ‘up to 30 days’ as they can contractually be withdrawn immediately. However historic behavior of clients suggests that these amounts will not be withdrawn in this time period. Additionally in PicPay the related government bonds, purchased to comply with BACEN standard BCB No. 80 and recognized as Financial investments, may have a maximum maturity term of 540 days but have historically had a high liquidity in the Brazilian market.

Fraud Risk

The Group is exposed to several operational risks, the most relevant being the risk of fraud, which is an undue, illegal or criminal activity that causes a financial loss for one of the parties involved in a financial transaction within the PicPay arrangement. Credit card fraud includes unauthorized use of lost, stolen, fraudulent, counterfeit, or altered cards, as well as misuse of the PicPay user payment account. Within this scenario, the Group is exposed to losses due to transaction chargeback (cancellations).

The chargeback process starts when a user makes a transaction via credit card in the PicPay application and, for reasons unrelated to PicPay, decides to contest the transaction with the card issuer who forwards it to the acquirer who performs the transaction cancellation, reducing the amount of payables it has outstanding with PicPay.

The Group has areas dedicated to preventing fraud with the development of anti-fraud processes and strategies and real-time monitoring of transactions using payment account balance or credit card for bank slips, withdrawals or transfers between users, identifying, approving or declining transactions.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

26. Risk management (cont.)

26.2 Capital Management

The Group has implemented processes and controls to ensure that the Group meet the minimum adjusted equity capital adjusted by the results (equity capital plus profit/losses into the period) thresholds required under BACEN regulations. Pursuant to such regulations, PicPay’s minimum adjusted equity capital must be equivalent to the greater of:

•        2% of the monthly average of payment transactions for the last 12 months; or

•        2% of the balance in the portfolio at the end of the month.

Adjusted equity capital is calculated as the share capital, plus the value of future capital increase and excluding the costs and expenses and the accumulated loss for the year. The Risk area calculates these values on a monthly basis.

As of December 31, 2022 PicPay’s capital requirement based on 2% of the monthly average transactions in the last 12 months was R$255,501 PicPay’s adjusted equity capital was R$878,778 thus covering 344% of the required amount.

26.3 Financial instruments

As of December 31, 2022 the carrying amount of the Group’s financial instruments not measured at fair value in the statement of financial position is a reasonable approximation of their fair value, as they are mainly represented by short-term items and are indexed to market rates.

The financial assets held by the Group relate to:

•        Receivables generated by its activities as a payment arrangement institution;

•        Investments made with available liquidity; and

•        Regulatory investments to cover the amounts of third-party funds (i.e. the amount of electronic currency issued) as required by Circular 3,681;

•        Derivative instruments to hedge floating interest rate risk of the senior FIDC quotas and fixed rate of government securities.

26.3.1.   Financial instruments by category

Financial assets

	Amortized Cost	FVTPL(1)	FVOCI(2)	Total
As of December 31, 2022
Cash and cash equivalents	6,361,401	—	—	6,361,401
Amounts receivable from acquirers	2,921,615	—	—	2,921,615
Amounts receivable from card issuers	390,872	—	—	390,872
Government Bonds – LFT	—	720,974	829,750	1,550,724
Other investment	—	19,045	—	19,045
Futures Contract – CDI Rate(3)	—	—	—	—
Trade receivables	105,186	—	—	105,186
Other receivables	69,732	—	—	69,732
Total	3,487,405	740,019	829,750	5,057,174

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

26. Risk management (cont.)

	Amortized Cost	FVTPL(1)	FVOCI(2)	Total
As of December 31, 2021
Cash and cash equivalents	149,291	—	—	149,291
Amounts receivable from acquirers	2,381,788	—	—	2,381,788
Government Bonds – LFT	—	—	1,856,162	1,856,162
Reverse repurchase agreements – Government Bonds – LTN	700,001	—	—	700,001
Reverse repurchase agreements – Government Bonds – NTN-B	3,937,288	—	—	3,937,288
Other investment	—	—	137	137
Futures Contract – CDI Rate(3)	—	—	—	—
Trade receivables	172,470	—	—	172,470
Other receivables	67,755	—	—	67,755
Total	7,259,302	—	1,856,299	9,115,601

____________

(1)      FVTPL: fair value through profit or loss;

(2)      FVOCI: fair value through other

(3)      As of December 31, 2022 and 2021 the fair value of these derivative contracts is not significant because they are daily settled with the exchange on which they were contracted.

Financial liabilities

	Amortized Cost	FVTPL(1)	Total
As of December 31, 2022
Third-party funds – payment account	827,977	—	827,977
Third-party funds – CDB’s	9,344,601	—	9,344,601
Trade payables	373,253	—	373,253
Total	10,545,831	—	10,545,831

As of December 31, 2021
Third-party funds	6,510,209	—	6,510,209
Trade payables	323,985	—	323,985
Obligations to FIDC quota holders	1,963,600	—	1,963,600
Loans from related party	228,279	—	228,279
Total	9,026,073	—	9,026,073

____________

(1)      FVTPL: fair value through profit or loss;

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

26. Risk management (cont.)

26.3.2. Measurement of Fair Value

The following table shows the level in the hierarchy of fair value measurements of the Group’s financial assets measured at fair value.

	December 31, 2022			December 31, 2021
	Carrying amount	Fair value	Hierarchy Level	Carrying amount	Fair value	Hierarchy Level
Financial assets
Government Bonds – LFT(1)	1,550,724	1,550,724	Level I	1,856,162	1,856,162	level I
Other investment(2)	19,045	19,045	Level I	137	137	level I
Futures Contract – CDI Rate(3)	—	—	Level I	—	—	level I
Total	1,569,769	1,569,769		1,856,299	1,856,299

____________

(1)      Due to their high liquidity and the short-term nature, the carrying amount of financial investments is a reasonable approximation of their fair value.

(2)      Other investment is a fixed income investment, with daily liquidity where the carrying amount is considered to be a reasonable approximation of the fair value.

(3)      As of December 31, 2022 and 2021 the fair value of these derivative contracts is not significant because they are daily settled with the exchange on which they were contracted.

The carrying amounts of related parties, prepaid expenses, advances to suppliers and trade payables are measured at amortized cost and are recorded at their original value. Settlement periods do not exceed 60 days and therefore the carrying amounts are considered reasonable approximation of the fair values. Due to the high liquidity and the short-term nature of reverse repurchase agreements, the carrying amounts are considered to be a reasonable approximation of the fair values.

As of December 31, 2022 and 2021, there were no transfers between the fair value measurements of Level I and Level II or between Level II and Level III.

26.3.3 Offsetting of financial instruments

The balances of financial assets and liabilities can be offset (net amount) if there is a legally enforceable document in which the parties agree to offset the recognized amounts and intend to settle on a net basis, or to realize the asset and settle the liability simultaneously. As of December 31, 2022 and 2021 the Group does not have financial instruments that meet the conditions for offsetting.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

27. Reconciliation of changes in equity and liabilities with cash flows from financing activities

	Liability			Equity
	Obligations to FIDC quota holders	Loans, including loans from related parties	Lease	Share Capital and additional paid in share capital	Capital Reserve (21c)
Balances as of December 31, 2021	1,963,600	228,279	58,911	895,155	502,027
Variations with effect on cash	(2,136,010)	(243,733)	(10,755)	59,108	—
Capital contributions	—	—	—	59,108	—
Funding receipt	—	50,000	—	—	—
Funding paid	—	(275,000)	—	—	—
Interest paid on loans	—	(18,733)	—	—	—
Proceeds of FIDC senior quotas(1)	190,672	—	—	—	—
Repurchase of FIDC senior quotas(3)	(2,326,682)	—	—	—	—
Payment of leases	—	—	(10,755)	—	—
Variations without effect on cash	172,410	15,454	4,797	796,990	23,262
Contribution from NCI(4)	—	—	—	796,990	—
Transactions with related parties	—	—	—	—	23,262
Interest accrued on FIDC senior quotas	172,410	—	—	—	—
Interest accrued on loans	—	15,454	—	—	—
Net of lease payment, interest and remeasurements	—	—	4,797	—	—
Balances as of December 31, 2022	—	—	52,953	1,751,253	525,289
	Note		Liability				Equity
			Obligations to FIDC quota holders	Related party funding	Loans from related party	Lease	Share Capital and additional paid in share capital	Capital Reserve (Note 21c)
Balances as of December 31, 2020			—	385,573	—	48,593	841,246	652,766
Variations with effect on cash			977,770	409,911	221,720	(8,849)	282,083	—
Capital contributions			—	—	—	—	282,083	—
Related party funding payment			—	(245,755)	—	—	—	—
Related party funding receipt			—	680,330	224,997	—	—	—
Interest paid on related party funding			—	(24,664)	(3,277)	—	—	—
Proceeds of FIDC senior quotas(1)			977,770	—	—	—	—	—
Payment of leases						(8,849)
Variations without effect on cash			985,830	(795,484)	6,559	19,167	(228,174)	(150,739)
Contribution from NCI(4)			—	—	—	—	453,850	—
Transactions with related parties	21	(c)	—	37,289	—	—	—	752,933
Restructuring of April 19, 2021			—	—	—	—	(682,024)	(903,672)
FIDC acquisition effects(2)			880,188	(832,773)	—	—	—	—
Interest accrued on FIDC senior quotas			105,642	—	—	—	—	—
Interest accrued on loans			—	—	6,559	—	—	—
Net of lease payment, interest and remeasurements			—	—	—	19,167	—	—
Balances as of December 31, 2021			1,963,600	—	228,279	58,911	895,155	502,027

____________

(1)      Refers to senior quotas purchased by Banco Original subscribed after the acquisition date of the FIDC by PicPay.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

27. Reconciliation of changes in equity and liabilities with cash flows from financing activities (cont.)

(2)      Represents the carrying amount of FIDC senior quotas held by Banco Original and accounted for as a financial liability as of the acquisition date of the FIDC and initial consolidation.

(3)      Represents the carrying amount of FIDC senior quotas held by PicPay Bank. For further details refer to Note 17.

(4)      Represents NCI equity position that were reduced via equity adjustment. For further details refer to Note 21(a).

28. Business combinations

On July 20, 2021 PicPay acquired 100% of the share capital of Guiabolso, including its subsidiary Just, for a total consideration of R$110,000, which was settled in cash, and obtained control of both entities. Guiabolso offers its users personal financial management and access to products and services based to their profile, in a marketplace with credit cards, insurance, investments and other financial products.

The fair value of net assets acquired and liabilities assumed in this business combination was R$64,755, including a separately identified intangible software asset with a fair value of R$61,033 which was valued using the replacement cost method and has an estimated useful life of 5 years. Also, assets acquired comprise R$7,836 of cash and cash equivalents, R$2,719 of trade receivables and R$2,509 for other asset classes (prepaid expenses, recoverable taxes, other intangible assets and property, plant and equipment). Liabilities assumed comprise R$4,294 for labor obligations, R$3,242 for trade payables, R$1,773 for tax payables and R$33 for Provision for legal and administrative claims the purchase price allocation (PPA) was completed in January, 2022 resulting in recognized goodwill of R$45,245.

Also, the contract includes a payment for post-combination services as follows:

(i)     for shareholders who are executives — payment in cash, at the discretion of the Group, in total amount of R$52,000, which R$13,500 in a 12 months after acquisition date, and R$38,500 in a period of 24 months after acquisition date; and

(ii)    in the amount of R$15,000 paid in cash for employees of Guiabolso with a vesting period of 12 months after acquisition date.

In July 2022, a shareholder agreed to be responsible for the cash payment of R$27,000 of the total amount of R$52,000, so these payments will be recorded in equity and the remaining balance recognized as a liability. Therefore, the Group recognized the amount of R$23,262 (the remaining R$3,738 will be recognized in 2023) in Capital Reserve for the year ended on December 31, 2022 (no amount was recognized for the year ended on December 31, 2021, since the agreement with the shareholder was settled in 2022, as stated above). As of December 31, 2022 the Group recognized a liability of R$18,077 under “Labor Obligations” related to these payments (R$14,614 as of December 31, 2021). For the year-ended December 31, 2022 the Group recognized an expense of R$26,726 under “Administrative Expenses” (R$14,614 in the year ended December 31, 2021).

As of December 31, 2021 the amount of individual net revenue since date of acquisition was R$2,872 and the individual loss for the period since acquisition was R$(41,452). The revenue of the combined entity if the acquisition date had been of January 01, 2021 would have been approximately R$1,150,314 and consolidated loss of the combined entity if the acquisition date had been January 01, 2021 would have been approximately R$(1,935,270).

This acquisition aggregated products and services in the Group’s marketplace and is expected to yield synergies in the combining of operations.

29. Subsequent events

On January 06, 2023 PicPay Holding Ltda. changed its Company name to PicS Holding Ltda.

On January 24, 2023 PicPay acquired 100% of the share capital of Liga Invest Distribuidora de Títulos e Valores Mobiliários Ltda (“Liga Invest”), a brokerage firm and securities dealer company, for R$27,395, which was settled in cash. Liga Invest was an entity under common control when J&F Participações contributed the totality of its shares to

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2022 and 2021. (All amounts in thousands of reais unless otherwise stated)

29. Subsequent events (cont.)

PicPay. The Group’s accounting policy is to account for common control transactions at book value. On the acquisition date, Liga Invest had a consolidated balance of cash and cash equivalents of R$364, other assets with a carrying amount of R$42,403 and liabilities with a carrying amount of R$8,040.

On January 24, 2023 PicPay paid R$25,000 in cash in exchange for 25,000,000 shares of Liga Invest, all nominative and without par value.

On February 2, 2023, our subsidiary Guiabolso, acquired all of the quotas in BX Negócios Inteligentes Ltda. (“BX Negócios”). The purchase price of R$9,500 was settled in cash, and earn-out consideration in an amount equal to 25% of BX Negócios’s future net profit for each of the years in the five-year period ended December 31, 2027, subject to certain terms and conditions. BX Negócios is active in the Brazilian payroll loan market and business process outsourcing for back-office payroll loans. Both acquisition, Liga Invest and BX Negócios, aggregated products and services in the Group’s marketplace, and is expected to yield synergies in the combining of operations.

On May 03, 2023 Liga Invest changed its Company name to PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda.

On June 01, 2023 PicPay acquired 100% of the share capital of BRC Coin for R$10, which will settled in cash. BRC Coin was an entity under common control and Jose Antonio Batista Costa contributed the totality of its shares to PicPay. The Group accounting policy is to account for common control transactions at book value. On the acquisition date, BRC Coin is a dormant entity with only equity registered.

On June 01, 2023 BRC Coin changed its Company name to PicPay Digital Ltda.

Since July of 2023 PicPay received checking accounts and their respective balances and investments positions from Banco Original. The decision to migrate had the assumption that it would enable each brand to focus on its core customer segments while at the same time taking benefits from operating and financial synergies, in order to increase efficiencies and accelerate the launch of new products and services. The migration took place after the third quarter of 2023.

We began to wind down our cryptocurrency activities, therefore on October 26 2023, the Group issued a statement to its customer about the discontinuation of cryptocurrency operations. Customers are no longer allowed to deposit new cryptocurrency assets in their wallets, so those with existing cryptocurrency are required to transfer their assets out of our wallet or liquidate their balances by December 11, 2023.

        Class A common shares

PicS Ltd.

PROSPECTUS

–––––––––––––––––––––––––––––––––––

Global Coordinator

Citigroup

        , 2024

Through and including               , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against civil fraud or the consequences of committing a crime.

The Registrant’s Articles of Association provide that each director or officer of the Registrant shall be indemnified out of the assets of the Registrant against all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities, judgments, fines, settlements and other amounts (including reasonable attorneys’ fees and expenses and amounts paid in settlement and costs of investigation (collectively “Losses”) incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of the Registrant’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of such person’s duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any Losses incurred by such director or officer in defending or investigating (whether successfully or otherwise) any civil, criminal, investigative and administrative proceedings concerning or in any way related to the Registrant or its affairs in any court whether in the Cayman Islands or elsewhere. In addition, the Registrant intends to enter into indemnification agreements with its directors and executive officers that will provide such persons with additional indemnification beyond that provided in its Articles of Association.

Also, the Registrant maintains director’s and officer’s liability insurance covering its directors and officers with respect to general civil liability, including liabilities under the Securities Act, which he or she may incur in his or her capacity as such.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification by the underwriters of the Registrant and its directors and officers for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), but only to the extent that these liabilities are caused by information relating to the underwriters that was furnished to us by the underwriters in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

The following is a summary of transactions during the preceding three years involving sales of the Registrant’s securities by the Registrant that were not registered under the Securities Act:

The Registrant was incorporated by Maples Corporate Services Limited, its sole shareholder, on January 18, 2021, as a Cayman Islands exempted company with limited liability. On the same date, Maples Corporate Services Limited transferred its sole share, par value US$0.00005 to Mr. José Batista Sobrinho.

On April 19, 2021, the direct shareholders of PicPay Instituição de Pagamentos S.A. (“PicPay Brazil”) at the time contributed substantially all of their shares in PicPay Brazil to the Registrant. In consideration for these contributions, the Registrant issued new Class A common shares or Class B common shares, as follows: (1) to J&F Participações S.A. (“J&F Participações”), 857,430,000 Class B common shares, representing 95.27% of the Registrant’s total capital stock; (2) to Mr. Anderson Chamon, 29,970,000 Class A common shares, representing 3.33% of the Registrant’s total capital stock; and (3) to Mr. José Antonio Batista Costa, 12,600,000 Class A common shares, representing 1.40% of the Registrant’s total capital stock. In addition, the existing sole share currently in issue to Mr. José Batista Sobrinho was repurchased by the Registrant.

On May 10, 2021, the following transfers took place: (1) J&F Participações transferred (i) 847,440,000 Class B common shares, representing 94.16% of the Registrant’s total capital stock, to J&F International B.V. (“J&F International”), and (ii) 9,990,000 Class B common shares (which automatically converted into Class A common shares in accordance with the Registrant’s Articles of Association), representing 1.11% of the Registrant’s total capital stock, to AGR Holdings B.V. (“AGR Holdings”); (2) Mr. Anderson Chamon transferred 29,970,000 Class A common shares, representing 3.33% of the Registrant’s total capital stock, to Belami Holdings B.V. (“Belami Holdings”); and (3) Mr. José Antonio Batista Costa transferred 12,600,000 Class A common shares, representing 1.40% of the Registrant’s total capital stock, to JAB Holland B.V. (“JAB Holland”).

On June 16, 2021, Belami Holdings, JAB Holland and AGR Holdings transferred all of the shares held by them to Belami Capital SP, JAB Capital SP and AGR Capital SP, respectively.

On December 1, 2021, the Registrant conducted a five-for-one share split of its common shares and recorded capital increases in an aggregate amount of R$104.8 million made in August 2021, pursuant to which it issued 677,728,496 Class B common shares to J&F International.

On December 1, 2021, J&F Participações transferred all of its shares in PicPay Brazil that it had acquired in July and September 2021 to the Registrant in exchange for 2,433,869,508 newly-issued Class B common shares. On January 7, 2022 (and effective from December 21, 2021), J&F Participações transferred these Class B common shares to J&F International.

On January 7, 2022 (and effective as from September 30, 2021), J&F Participações transferred all of its shares in PicPay Brazil that it had acquired in October and November 2021 to the Registrant in exchange for 4,724,409,732 newly-issued Class B common shares. On January 7, 2022 (and effective as from September 30, 2021), J&F Participações transferred these Class B common shares to J&F International.

On May 17, 2022, J&F Participações transferred all of its shares in PicS Holding, a Brazilian holding company and direct controlling shareholder of PicPay Brazil, to the Registrant in exchange for 23,883,522,726 newly-issued Class B common shares. On September 22, 2022, J&F Participações transferred these Class B common shares to J&F International.

On August 8, 2022 (and effective as from June 30, 2022), the Registrant recorded a capital increase of R$59.1 million made in June 2022, pursuant to which it issued 4,101,097,815 Class B common shares to J&F International.

On October 18, 2022, the Registrant conducted a 1-for-2,000 reverse share split of its common shares.

On November 4, 2022, J&F Participações transferred all of its shares in PicS Holding to the Registrant in exchange for 13,993,823 newly-issued Class B common shares. On January 4, 2023, J&F Participações transferred these Class B common shares to J&F International.

The preceding issuances were exempt from registration under the Securities Act in reliance on Section 4(a)(2), Rule 701 and/or Regulation S under the Securities Act. No underwriter or underwriting discount or commission was or will be involved in any of the transactions set forth in Item 7.

Item 8. Exhibits

(a)     The following documents are filed as part of this registration statement:

Exhibit No.	Exhibit
1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Memorandum and Articles of Association of PicS Ltd.
5.1*	Form of opinion of Maples and Calder (Cayman) LLP, Cayman Islands counsel of PicS Ltd., as to the validity of the Class A common shares.
10.1*	Form of Indemnification Agreement.
10.2*	Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) dated November 16, 2023, between PicPay Instituição de Pagamento S.A. and Banco Original S.A. (English translation).
21.1*	List of subsidiaries.
23.1*	Consent of KPMG Auditores Independentes.
23.2*	Consent of Maples and Calder (Cayman) LLP, Cayman Islands counsel of PicS Ltd. (included in Exhibit 5.1).
24.1*	Powers of attorney (included in signature page of the initial filing of this registration statement).
107*	Filing Fee Table.

____________

*        To be filed by amendment.

(b)    Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 9. Undertakings

The undersigned hereby undertakes:

(a)     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)     The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, Brazil, on this            day of            ,            .

PicS Ltd.
By:
Name:
Title:
By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints            and            each of them, individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on            .in the capacities indicated:

Name	Title
Chief Executive Officer
José Antonio Batista Costa	(principal executive officer)
Chief Financial Officer
Francisco José Pereira Terra	(principal financial officer and principal accounting officer)
Chairman of the Board of Directors
José Antonio Batista Costa
Director
Raul Francisco Moreira
Director
Camila Farani Lima Porreca
Director
Jackson Ricardo Gomes

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of PicS Ltd. in the United States, has signed this registration statement on            .

Authorized U.S. Representative — Cogency Global Inc.
By:
Name:
Title: